MAKING EDUCATIONAL DREAMS POSSIBLE

2012 | Annual Report


nelnet
EDUCATION PLANNING
& FINANCING

February 28, 2013

Dear Shareholders,

2012 was another outstanding year at Nelnet. We helped millions of families and students make their educational dreams possible through a great, hard-working team dedicated to our core values:

- Customers are #1
- Create an environment in which associates can do what they do best
- Build a diversified education services company
- Maintain open, honest communication
- Give back to our communities

We firmly believe that if we live our core values, everything else will take care of itself. Through commitment and dedication to our core values, we delivered strong results last year.

Customers: Over the last few years, we have invested tens of millions of dollars in our people, technology, and telephone systems to enhance our customers' experience. That investment is paying off with improved customer service and greater efficiency.

Associates: One of the investments we make in our associates is through our industry-leading wellness program. This robust program focuses on four areas of associate total well-being: physical, personal, professional, and financial. Our dedication to wellness exemplifies the culture we promote: one in which associates are engaged, having fun, and doing what they do best.

Diversification: We continue to focus on growing our core businesses (asset management and finance, loan servicing, payment processing, and education planning) and diversifying around our strengths. Whitetail Rock is a good example of our ability to turn our expertise into a new revenue stream. We started it just a few years ago as a specialized student loan asset-backed investment management business, and it now has more than $650 million in assets under managment.

In 2013, we're taking our 30+ years of experience providing business process outsourcing in the education sector into new markets and industries. Under the name Proxi, we'll deliver outsourcing and contact center services to new customers and companies.

Open Communication: We encourage open, honest communication in all that we do, and this value is illustrated best at our annual All Company Meetings. At these events, we gather all associates and provide an update on the strength of the company and its direction. Most importantly, we give associates the opportunity to ask Nelnet leaders any and all questions they might have—no topics are off the table. It's a good practice to follow and gives us the real chance to hear what is on our teams' minds.

Giving Back: We continue to give back to the communities in which we work and live through gifts of time and money. In 2012, we donated almost $3 million to the Nelnet Foundation. Our Foundation is dedicated to promoting educational opportunities for families and supporting community-based organizations with scholarship funding and charitable giving.

In 2012, the Nelnet Foundation awarded more than $1.4 million in contributions. The Foundation matched more than $250,000 of associate contributions to not-for-profit organizations and schools across the country. In addition, the Foundation matched associate contributions made during our annual United Way campaign. In 2012, Nelnet associates and the Nelnet Foundation raised more than $355,000 for United Way agencies.

We also helped fund scholarships for Junior Achievement, Latin American Educational Foundation, ThanksUSA, and Nelnet Scholars. Last year, Nelnet Scholars helped the children of Nelnet associates pay for college, providing almost $85,000 in scholarships.

Learn to Dream

In 2007, the Nelnet Foundation and Union Bank & Trust started the Learn to Dream Scholarship Program in Lincoln, Nebraska. This program pays for one year of college at Southeast Community College for all graduates of Lincoln high schools who qualify for free or reduced lunch. Since its inception, more than 2,000 students have been awarded Learn to Dream scholarships. In 2012, the Nelnet Foundation contributed $500,000 to the Learn to Dream Scholarship Program.

// Nelnet's Core

Payment Processing

- Tuition payment plans, online payment processing
- Primary markets: K–12 and post-secondary
- Serve 6,400 K–12 schools
- Work with 700 colleges and universities

Competitive advantages
Market leader, technology solution, high customer retention, strong history

Asset Management

- Manage $25 billion in student loan assets
- Purchased $3.9 billion in FFELP loans in 2012

Competitive advantages
Virtually all of Nelnet's federal student loans are financed for the life of the loan at rates the company currently believes will generate significant future cash flow

Loan Servicing

- FFELP, Direct, and Private Loan servicing, guaranty servicing and support, servicing software
- Primary markets: government and guarantors
- Service nearly $100 billion in total loan volume for nearly 5.7 million borrowers

Competitive advantages
Cost efficiency, economies of scale, scalable platform

Education Planning (Enrollment Services)

- Inquiry generation and management, digital marketing, and content management
- Primary markets: higher education and government
- Work with 1,500 higher education institutions
- Process nearly 10 million student inquiries annually

Competitive advantages
Product offerings, Peterson's brand name, growth potential

// Financial Results

In 2012, we reported net income (excluding derivative market value and foreign currency adjustments) of $4.38 per share. This year's outstanding financial performance was driven by continued low interest rates, sound portfolio management, and growth of our core businesses.

Our book value increased 10.5% in 2012. We also paid out a dividend of $1.40 per share, or 6.2% of our beginning-of-year book value, so our total increase in book value and dividend return was 16.7%. Over the past nine years, ever since we've taken the company public, Nelnet's per-share book value has increased from $5.70 to $25.00, and we've paid out close to $3.00 per share in dividends.

Shareholder Value (Dollars in millions, except share data)	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	CAGR
Shareholders' Equity	$ 305	456	649	672	609	643	785	907	1,066	1,165	16.0%
Tangible Shareholders' Equity	294	439	406	319	331	391	587	751	921	1,039	15.1%
Book Value per Common Share	5.70	8.50	12.03	12.79	12.31	13.05	15.73	18.75	22.62	25.00	17.9%
Tangible Book Value per Common Share	5.48	8.19	7.52	6.07	6.70	7.93	11.77	15.53	19.53	22.28	16.9%

Nelnet's Corporate Performance vs. the S&P 500 (Annual Percentage Change)	2004	2005	2006	2007	2008	2009	2010	2011	2012	CAGR
Per Share Book Value With Dividends Included	49.2	41.5	6.3	(1.6)	6.6	21.0	23.7	22.6	16.7	19.7%
S&P 500 With Dividends Included	10.9	4.9	15.8	5.5	(37.0)	26.5	15.1	2.1	16.0	4.9%
Relative Results	38.3	36.6	(9.5)	(7.1)	43.6	(5.5)	8.6	20.5	0.7	14.8%

// Asset Management

In 2012, we successfully maximized the value of our nearly $25 billion federal student loan portfolio. Throughout the year, we bought $3.9 billion in student loans. In addition, the credit markets continued to improve and, as a result, we were able to issue six new securitizations with more than $4 billion in student loan assets. With the addition of these student loans and the low interest rate environment, we expect to generate $1.97 billion in future cash flow from our loan portfolio, in addition to the more than $270 million of cash flow generated from our portfolio in 2012.

// Nelnet Business Solutions (NBS)

Our payment processing business had another year of consistent growth, increasing its annual revenue by almost 10% to $74 million. We added more than 400 private and faith-based K–12 schools to our market-leading portfolio, and we now serve more than 6,400 K–12 schools with actively managed tuition payment plans and other services. With these services, parents can easily pay tuition and incidental fees monthly, by semester, or in full.

Our higher education business works with approximately 700 colleges and universities and showed growth in their tuition payment plan product this last year. With our eBilling and ePayment service (QuickPAY), we have reevaluated our approach since experiencing platform challenges in the first half of last year. We are now making a major investment to design and build a new platform of campus commerce products for our higher education customers.

// Nelnet Diversified Solutions (NDS)

Our largest fee-based business is our student loan servicing segment. In this segment, we service nearly $100 billion in student loans for nearly 5.7 million borrowers. In addition, our servicing software is used by other student loan servicers to service loans for another 6.9 million borrowers.

We finished the 2011–2012 contract year ranked as the No. 1 servicer for the U.S. Department of Education (Department). Literally hundreds of associates helped us achieve this ranking. I thank each one for their hard work, ideas, and dedication to our customers, which helped make significant improvements in the customer experience and in our default metrics. Because of our ranking, Nelnet has been allocated 30% of new loan volume originated by the Department during the period of August 15, 2012, through August 14, 2013, up from 16% during the previous two contract years.

Together, we'll continue our hard work to be a top—if not *the* top—servicer for the Department. While we improved our service ranking over the past year, we navigated through a number of complicated software conversions, as state agencies and not-for-profit servicing organizations came onto our servicing software. Many of these conversions were completed in 2012, and each one was a significant accomplishment.

Nelnet Enrollment Servicing (NES)

Our college planning and enrollment services business had a trying year. Our inquiry generation and management revenue was affected by regulations that caused for-profit schools to decrease their marketing spending and, in some cases, reduce their enrollment. These regulations also increased our cost of compliance to provide qualified student inquiries to schools.

Our revenue for this segment was down in 2012; however, by managing our costs, we were able to minimize the impact to net income. As we have seen in other areas of Nelnet in the past, we're proud of the way our NES team continues to approach these challenges. We believe we are on a good path to add more value to schools and students in the future.

Our Fair Value Approach

At Nelnet, we feel strongly about fundamental value, and have shared our prospective on fundamental value in each annual report as a public company:

We believe in conservative and transparent accounting policies. We have never used gain-on-sale accounting. Rather, we have always recorded all assets and liabilities on our balance sheet. This is both transparent and conservative because it does not result in the front-loading of revenues. We recognize income as it is generated. Thus, there is no residual risk associated with the figures reported on our income statement, or residuals included in our equity reported on our balance sheet.

It is our goal for each Nelnet shareholder to record a gain or loss in market value proportional to the gain or loss in per-share fundamental value recorded by the company. To achieve this goal, we strive to maintain a one-to-one relationship between the company's fundamental value and the market price. As that implies, we would rather see Nelnet's stock price at a fair level than at an inflated level. Our fair value approach may not be preferred by all investors, but we believe it aligns with Nelnet's long-term approach to both our business model and market value.

Each year, we're amazed by our associates. They bring generosity, hard work, passion, and innovative thinking to their careers every day, and are truly responsible for our success. They also take great pride in giving back through organizations like Junior Achievement and TeamMates. Our associates are our greatest asset, and this past year, they proved it once again. For this and everything they'll do this year to serve our customers and give back to our communities, we thank them.

Sincerely,

Mike Dunlap

Mike Dunlap
Nelnet Chairman and CEO

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _to_.

COMMISSION FILE NUMBER 001-31924

NELNET, INC.
(Exact name of registrant as specified in its charter)

NEBRASKA	**84-0748903**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
121 SOUTH 13TH STREET, SUITE 201 LINCOLN, NEBRASKA	**68508**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (402) 458-2370

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
TITLE OF EACH CLASS: Class A Common Stock, Par Value $0.01 per Share
NAME OF EACH EXCHANGE ON WHICH REGISTERED: New York Stock Exchange
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the registrant's voting common stock held by non-affiliates of the registrant on June 29, 2012 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing sale price of the registrant's Class A Common Stock on that date of $23.00 per share, was $604,976,291. For purposes of this calculation, the registrant's directors, executive officers, and greater than 10 percent shareholders are deemed to be affiliates.

As of January 31, 2013, there were 35,032,426 and 11,495,377 shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share, outstanding, respectively (excluding 11,317,364 shares of Class A Common Stock held by wholly owned subsidiaries).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed for its 2013 Annual Meeting of Shareholders, scheduled to be held May 23, 2013, are incorporated by reference into Part III of this Form 10-K.

NELNET, INC.
FORM 10-K
TABLE OF CONTENTS
December 31, 2012

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This report contains forward-looking statements and information that are based on management's current expectations as of the date of this document. Statements that are not historical facts, including statements about the Company's plans and expectations for future financial condition, results of operations or economic performance, or that address management's plans and objectives for future operations, and statements that assume or are dependent upon future events, are forward-looking statements. The words "may," "should," "could," "would," "predict," "potential," "continue," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate," "assume," "forecast," "will," and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements.

The forward-looking statements are based on assumptions and analyses made by management in light of management's experience and its perception of historical trends, current conditions, expected future developments, and other factors that management believes are appropriate under the circumstances. These statements are subject to known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results and performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, the risks and uncertainties set forth in "Risk Factors" and elsewhere in this report, and include such risks and uncertainties as:

- risks related to the Company's student loan portfolio, such as interest rate basis and repricing risk resulting from the fact that the interest rate characteristics of the Company's student loan assets do not match the interest rate characteristics of the funding for those assets, the risk of loss of floor income on certain student loans originated under the Federal Family Education Loan Program (the "FFEL Program" or "FFELP") of the U.S. Department of Education (the "Department"), risks related to the use of derivatives to manage exposure to interest rate fluctuations, and potential losses from loan defaults, changes in prepayment rates, guaranty rates, loan floor rates, and credit spreads;

- risks related to the Company's funding requirements, including the Company's ability to maintain credit facilities or obtain new facilities, the ability of lenders under the Company's credit facilities to fulfill their lending commitments under these facilities, the Company's ability to satisfy debt obligations secured by student loan assets and related collateral, and changes in the general interest rate environment and in the securitization markets for education loans, which may increase the costs or limit the availability of financings necessary to purchase, refinance, or continue to carry education loans;

- risks from changes in the student loan and educational credit and services marketplace resulting from the implementation of, or changes in, applicable laws, regulations, and government programs, including the discontinuance of private sector student loan originations under the FFEL Program effective July 1, 2010, and new regulations effective July 1, 2011 that could affect enrollment at for-profit schools, the uncertain nature of potential initiatives by the Federal Government to consolidate FFELP loans to the Federal Direct Loan Program, and the Company's ability to maintain or increase volumes under its loan servicing contract with the Department to service federally-owned student loans and to comply with agreements with third-party customers for the servicing of loans under the Federal Direct Loan and FFEL Programs;

- risks from changes in the demand or preferences for educational financing and related services by educational institutions, students, and their families;

- risks related to a breach of the Company's operational or information systems or infrastructure, or those of third-party vendors;

- uncertainties inherent in forecasting future cash flows from student loan assets and related asset-backed securitizations;

- risks associated with litigation, complex government regulations, changes in general economic conditions (which have recently led to higher rates of student loan defaults), changes in credit market conditions, and related party transactions; and

- uncertainties inherent in the estimates and assumptions about future events that management is required to make in the preparation of the Company's consolidated financial statements.

All forward-looking statements contained in this report are qualified by these cautionary statements and are made only as of the date of this document. Although the Company may from time to time voluntarily update or revise its prior forward-looking statements to reflect actual results or changes in the Company's expectations, the Company disclaims any commitment to do so except as required by securities laws.

PART I.

ITEM 1. BUSINESS

Overview

Nelnet, Inc. (the "Company") is an education services company focused primarily on providing fee-based processing services and quality education-related products and services in four core areas: asset management and finance, loan servicing, payment processing, and enrollment services (education planning). These products and services help students and families plan, prepare, and pay for their education and make the administrative and financial processes more efficient for schools and financial organizations. In addition, the Company earns interest income on a portfolio of federally insured student loans. Substantially all revenue from external customers is earned, and all long-lived assets are located, in the United States.

The Company was formed as a Nebraska corporation in 1977 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the FFEL Program (a detailed description of the FFEL Program is included in Appendix A to the Company's 2011 Form 10-K filed on February 28, 2012 with the Securities and Exchange Commission ("SEC")).

On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act of 2010"). Effective July 1, 2010, this law prohibits new loan originations under the FFEL Program and requires that all new federal loan originations be made through the Federal Direct Loan Program. This law does not alter or affect the terms and conditions of existing FFELP loans.

As a result of the Reconciliation Act of 2010, the Company no longer originates new FFELP loans. However, a significant portion of the Company's income continues to be derived from its existing FFELP student loan portfolio and other FFELP service offerings. Interest income on the Company's existing FFELP loan portfolio, as well as fee-based revenue from FFELP guaranty and third-party servicing, will decline over time as the Company's and the Company's third-party lender clients' FFELP loan portfolios are paid down. As of December 31, 2012, the Company has a $24.8 billion student loan portfolio that will amortize over the next approximately 20 years.

To reduce its reliance on interest income on student loans, the Company has significantly diversified and increased its fee-based education-related services. In addition, the Company believes there will be opportunities to purchase additional FFELP loan portfolios from current FFELP participants looking to adjust their FFELP businesses, which will generate incremental earnings and cash flow. For the year ended December 31, 2012, the Company purchased $3.9 billion (par value) of FFELP loans.

Customers

The Company serves several different groups of customers, including:

- Students and families
- Colleges and universities, specifically financial aid, business, and admissions offices
- Private, faith-based, and other K-12 schools
- Lenders, servicers, and state agencies in education finance
- Government entities

An increase in the size of the education market generally increases the demand for the Company's products and services. As shown in the chart below, total student enrollment is projected to continue to grow for many years. An increasing number of students are pursuing a higher education, often with the help of financial aid by the federal government, for whom the Company services loans. In addition, as the education market continues to grow, often with budget and funding concerns, schools at all levels have an increasing need to become more efficient, offer consistent and quality services, and recruit and retain students.


Total Student Enrollment (millions)(1)
90
80
70
60
50
40
30
20
10
0
47
53
55
57
14
16
20
24
61
69
75
81
PK - 12
Higher Ed
Total
1990
2000
2009
2019 (Projected)

(1) Source: Digest of Education Statistics 2011, National Center for Education Statistics, U.S. Department of Education, June 2012, NCES 2012-001

Operating Segments

The Company operates as four distinct operating segments with several different brands. The Company's operating segments offer a broad range of services designed to simplify education planning and financing for students and families and the administrative and financial processes for schools and financial institutions. The Company's operating segments are:

- Student Loan and Guaranty Servicing
  - Referred to as Nelnet Diversified Solutions ("NDS")
  - Focuses on student loan servicing, student loan servicing-related technology solutions, and outsourcing services for guaranty agencies and other entities
  - Includes the brands Nelnet Loan Servicing, Firstmark Services, Nelnet Guarantor Solutions, 5280 Solutions, Responsible Repay, and CampusGuard

- Tuition Payment Processing and Campus Commerce
  - Commonly known as Nelnet Business Solutions ("NBS")
  - Focuses on tuition payment plans and online payment processing
  - Includes the brand FACTS Management

- Enrollment Services
  - Commonly called Nelnet Enrollment Solutions ("NES")
  - Focuses on education planning and enrollment-related services, including inquiry generation and management
  - Includes the brands CUnet, Peterson's, EssayEdge, and Sparkroom

- Asset Generation and Management
  - Includes the acquisition and management of the Company's student loan assets

<u>*Segment Operating Results*</u>

The Company's operating segments are defined by the products and services they offer or the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. The Company includes separate financial information about its operating segments, including revenues, net income or loss, and total assets for each of the Company's segments, for the last three fiscal years in note 14 of the notes to the consolidated financial statements included in this report.

Fee-Based Operating Segments

Student Loan and Guaranty Servicing

The primary service offerings of this operating segment include:

- Servicing FFELP loans
- Originating and servicing non-federally insured student loans
- Servicing federally-owned student loans for the Department of Education
- Servicing and outsourcing services for FFELP guaranty agencies, including FFELP guaranty collection services
- Providing student loan servicing software and other information technology products and services

As of December 31, 2012, the Company serviced $97.5 billion of student loans for 5.7 million borrowers. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Student Loan and Guaranty Servicing Operating Segment - Results of Operations - Student Loan Servicing Volumes" for additional information related to the Company's servicing volume.

The elimination of new FFELP originations in July 2010 will cause the FFELP-related revenue streams in this operating segment to decline as FFELP loan portfolios are paid down. A description of each service offering follows.

Servicing FFELP loans

The Student Loan and Guaranty Servicing operating segment provides for the servicing of the Company's student loan portfolio and the portfolios of third parties. The loan servicing activities include loan conversion activities, application processing, borrower updates, payment processing, due diligence procedures, funds management reconciliations, and claim processing. These activities are performed internally for the Company's portfolio in addition to generating external fee revenue when performed for third-party clients.

The Company's student loan servicing division uses proprietary systems to manage the servicing process. These systems provide for automated compliance with most of the federal student loan regulations adopted under Title IV of the Higher Education Act of 1965, as amended (the "Higher Education Act").

The Company serviced FFELP loans on behalf of approximately 50 third-party servicing customers as of December 31, 2012. The Company's FFELP servicing customers include national and regional banks, credit unions, and various state and non-profit secondary markets. The majority of the Company's external FFELP loan servicing activities are performed under "life of loan" contracts. Life of loan contract servicing essentially provides that as long as the loan exists, the Company shall be the sole servicer of that loan; however, the agreement may contain "deconversion" provisions where, for a fee, the lender may move the loan to another servicer.

Originating and servicing non-federally insured student loans

The Student Loan and Guaranty Servicing operating segment provides origination and servicing activities for non-federally insured loans. Although similar in terms of activities and functions as FFELP servicing (i.e., disbursement processing, application processing, payment processing, statement distribution, and reporting), non-federally insured loan servicing activities are not required to comply with provisions of the Higher Education Act and may be more customized to individual client requirements. The Company serviced non-federally insured loans on behalf of approximately 20 third-party servicing customers as of December 31, 2012.

Servicing federally-owned student loans for the Department of Education

In June 2009, the Company was one of four private sector companies awarded a student loan servicing contract by the Department of Education to provide additional servicing capacity for loans owned by the Department. These loans include Federal Direct Loan Program loans originated directly by the Department and FFEL Program loans purchased by the Department. The Company earns a monthly fee from the Department for each unique borrower who has loans owned by the Department and serviced by the Company. In September 2009, the Department began assigning purchased FFELP loans to the four servicers. Beginning with the second year of servicing in June 2010, the Department began allocating new loan volume among the four servicers based on five performance metrics.

- Three metrics measure the satisfaction among separate customer groups, including borrowers, financial aid personnel at postsecondary schools participating in the federal student loan program, and Federal Student Aid and other federal agency personnel or contractors who work with the servicers.

- Two performance metrics measure the success of default prevention efforts as reflected by the percentage of borrowers and percentage of dollars in each servicer's portfolio that go into default.

Pursuant to the contract terms related to annual volume allocation of new loans, the maximum any servicer can be awarded is 40 percent of new borrowers in that contract year. Based on the most recent survey results, the Company was ranked first out of the four private sector companies and will be allocated 30 percent of new loan volume originated by the Department during the period from August 15, 2012 through August 14, 2013 (the fourth year of the servicing contract). The Department projects it will originate new loans for 3.6 million borrowers in total during the fourth year of this contract, which is currently being allocated to the four servicers. The Company is focused on maintaining its current first place ranking out of the four servicers established by the Department and will continue to search for areas that could be improved in order to do so.

The servicing contract with the Department spans five years (through June 2014), with one five-year renewal at the option of the Department. Although the Company currently anticipates that the Department will exercise its option to renew the servicing contract for five years at the end of the current term in 2014, there can be no assurance of such renewal.

Servicing and outsourcing services for FFELP guaranty agencies, including FFELP guaranty collection services

The Student Loan and Guaranty Servicing operating segment provides servicing support for guaranty agencies, which are the organizations that serve as the intermediary between the U.S. federal government and FFELP lenders, and are responsible for paying the claims made on defaulted loans. The Department has designated approximately 30 guarantors that have been formed as either state agencies or non-profit corporations that provide FFELP guaranty services in one or more states. Approximately half of these guarantors contract externally for operational or technology services. The services provided by the Company include providing software and data center services, borrower and loan updates, default aversion tracking services, claim processing services, and post-default collection services. A significant portion of guaranty servicing revenue earned by the Company relates to rehabilitating delinquent loans (collection services).

The Company's three guaranty servicing customers include Tennessee Student Assistance Corporation, College Assist (which is the Colorado state-designated guarantor of FFELP student loans), and the National Student Loan Program.

Providing student loan servicing software and other information technology products and services

The Student Loan and Guaranty Servicing operating segment provides student loan servicing software, which is used internally by the Company and licensed to third-party student loan holders and servicers. These software systems have been adapted so that they can be offered as hosted servicing software solutions that can be used by third-parties to service various types of student loans, including Private, Federal Direct Loan Program, and FFEL Program loans. The Company earns a monthly fee from its remote hosting customers for each unique borrower on the Company's platform, with a minimum monthly charge for most contracts. As of December 31, 2012, 6.9 million borrowers were hosted on the Company's hosted servicing software solution platforms. In addition, this operating segment has historically provided information technology products and services, with core areas of business in educational loan software solutions, technical consulting services, enterprise content management solutions, and outsourcing and back office support services. However, the elimination of new loan originations under the FFEL Program has reduced theses service offerings over the past few years.

Competition

The Company's scalable servicing platform allows it to provide compliant, efficient, and reliable service at a low cost, giving the Company a competitive advantage over others in the industry for all of this segment's services, which are discussed below.

Loan servicing

The principal competitor for existing and prospective FFELP and non-federally insured student loan servicing business is SLM Corporation, the parent company of Sallie Mae. Sallie Mae is the largest for-profit provider of servicing functions, as well as one of the largest service providers of non-federally insured student loans. In contrast to its competitors, the Company has segmented its non-federally insured loan servicing on a distinct platform, created specifically to meet the needs of non-federally insured student loan borrowers, their families, the schools they attend, and the lenders who serve them. This ensures access to specialized teams with a dedicated focus on servicing these assets.

With the elimination of new loan originations under the FFEL Program, four servicers (referred to as Title IV Additional Servicers, or "TIVAS"), including the Company, were named by the Department as servicers of federally owned loans. The three competitors for gaining future servicing volume from the Department are Great Lakes Educational Loan Services Inc. ("Great Lakes"), Pennsylvania Higher Education Assistance Agency ("PHEAA"), and Sallie Mae.

In addition, non-profit organizations were authorized in 2012 to begin servicing loans for up to 100,000 borrower accounts on behalf of the Department. As of December 31, 2012, there are 13 non-profit organizations servicing loans on behalf of the Department. The ability of the non-profit organizations to retain or increase their borrower accounts will depend on their ability to maintain compliance and meet performance requirements under their agreement with the Department. The non-profit organizations will have their performance measured by the Department using the same performance metrics as described previously for the four private sector companies awarded a servicing contract in June 2009. If a non-profit organization servicing score is equal to or higher than that of the lowest score for each of the four incumbent Federal Direct Loan Program servicers for each of the five performance metrics, the non-profit organization will be allowed to compete with the TIVAS for a percentage of new borrowers for the next allocation year. The Company currently licenses its hosted servicing software to four of the awarded non-profit organizations. PHEAA is the only other TIVAS servicer offering a hosted Federal Direct Loan Program servicing solution to non-profit organization servicers.

Guaranty servicing

With the elimination of new loan originations under the FFEL Program, services provided to guaranty agencies will continue for agencies' existing portfolios; however, no new portfolios will be created. The Company currently anticipates continuing to serve its existing guaranty customers as their portfolios pay down, but does not expect to increase the number of its guaranty servicing customers.

Software and technology

The Company is one of the leaders in the education loan software processing industry. Many lenders in the FFEL Program utilize the Company's software either directly or indirectly. Management believes the Company's competitors in this segment are much smaller than the Company and do not have the depth of knowledge or products offered by the Company. The Company's primary method of competition in this segment is based on its depth of knowledge, experience, and product offerings in the education loan industry. In addition, the Company believes the investments it has made to scale its systems and to create a secure infrastructure to support the Department of Education volume and requirements increases its presence and attraction as a long-term partner in the remote servicing market.

Tuition Payment Processing and Campus Commerce

The Company's Tuition Payment Processing and Campus Commerce operating segment provides products and services to help students and families manage the payment of education costs at all levels (K-12 and higher education). It also provides innovative education-focused technologies, services, and support solutions to help schools with the everyday challenges of collecting and processing commerce data. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Tuition Payment Processing and Campus Commerce Operating Segment - Results of Operations" for a discussion of the seasonality of the business in this operating segment.

K-12

According to the National Center for Education Statistics, the K-12 market consists of nearly 22,500 private and faith-based education institutions with over 50 students enrolled in 2009, the most current data available. In the K-12 market, the Company offers tuition management services, as well as assistance with financial needs assessment and donor management.

The Company is the market leader, having actively managed tuition payment plans in place at over 4,800 K-12 educational institutions. Tuition management services include payment plan administration, incidental billing, accounts receivable management, and record keeping. K-12 educational institutions contract with the Company to administer deferred payment plans that allow the responsible party to make monthly payments over 6 to 12 months. The Company collects a fee from either the institution or the payer as an administration fee.

The Company's financial needs assessment service, which serves over 3,600 schools and dioceses, helps K-12 schools evaluate and determine the amount of grants and financial aid to disburse to the families it serves. The Company's donor services allow schools to assess and deliver strategic fundraising solutions using the latest technology.

Higher Education

The higher education market consists of nearly 4,400 colleges and universities. The Company offers two principal products to the higher education market: actively managed tuition payment plans, and campus commerce technologies and payment processing.

The Company has actively managed tuition payment plans in place at approximately 650 colleges and universities. Higher education institutions contract with the Company to administer payment plans that allow the student and family to make monthly payments on either a semester or annual basis. The Company collects a fee from the student or family as an administration fee.

The Company's suite of campus commerce solutions provides services that allow for families' electronic billing and payment of campus charges. Campus commerce includes cashiering for face-to-face transactions, campus-wide commerce management, and refunds management, among others. The Company earns revenue for e-billing, hosting/maintenance, credit card convenience fees, and e-payment transaction fees, which are powered by the Company's *QuikPAY* system, a secure payment processing engine.

QuikPAY, a campus commerce product, is sold as a subscription service to colleges and universities. *QuikPAY* processes payments through the appropriate channels in the banking or credit card networks to make deposits into the client's bank account. It can be further deployed to other departments around campus as requested (e.g., application fees, alumni giving, parking, events, etc.). Approximately 240 colleges and universities, representing over 380 campuses, use the *QuikPAY* system.

Competition

The Company is the largest provider of tuition management services to the private and faith-based K-12 market in the United States. Competitors include financial institutions, tuition management providers, financial needs assessment providers, accounting firms, and a myriad of software companies.

In the higher education market, the Company targets business offices at colleges and universities. In this market, the primary competition is limited to three campus commerce and tuition payment providers, as well as solutions developed in-house by colleges and universities.

The Company's principal competitive advantages are (i) the customer service it provides to institutions, (ii) the information management tools provided with the Company's service, and (iii) the Company's ability to interface with the institution clients. The Company believes its clients select products primarily on technological superiority and feature functionality, but price and service also impact the selection process.

Enrollment Services

The Enrollment Services operating segment offers products and services that are focused on helping colleges recruit and retain students and helping students plan and prepare for life after high school and/or military service. The following are the primary products and services the Company offers as part of the Enrollment Services segment:

- Inquiry Generation - Inquiry generation services include delivering qualified inquiries or clicks to third-party customers, primarily higher education institutions.
- Inquiry Management (Agency) - Agency services include managing the marketing activities for third-party customers, primarily higher education institutions, in order to provide qualified inquiries or clicks.
- Inquiry Management (Software) - Software services include the licensing of software to third-party customers, primarily higher education institutions. This software is also used internally by the Company. The inquiry management software has been adapted so that it can be offered as a hosted software solution that can be used by third parties to manage and obtain qualified inquiries or clicks.
- Digital Marketing - Digital marketing services include interactive services to connect students to colleges and universities and are sold primarily based on subscriptions. Digital marketing services also include editing services for admission essays.

- Content Solutions - Content solutions includes test preparation study guides, school directories and databases, career exploration guides, on-line courses, scholarship search and selection data, career planning, and on-line information about colleges and universities. Content solutions also includes providing list marketing services to help higher education institutions and businesses reach the middle school, high school, college bound high school, college, and young adult market places.

The Company delivers products and services in this segment through four primary customer channels: higher education, corporate and government, K-12, and direct-to-consumer. Many of the Company's products in this segment are electronically transmitted or distributed online or in other digital media; however, products such as test preparation study guides, school directories, and career exploration guides are also distributed as printed materials.

Significantly all inquiry generation and management revenue (which makes up approximately 80 percent of total revenue included in this segment) is generated from for-profit schools. Ongoing regulatory uncertainty regarding recruitment and marketing to potential students in the for-profit college industry has caused schools to decrease spending on marketing efforts and has negatively impacted the operating results of this segment.

Competition

In this segment, the primary areas in which the Company competes are: inquiry generation and management, test preparation study guides, and on-line courses. Several large competitors exist in the areas of inquiry generation and test preparation, but the Company does not believe any one competitor has a dominant position in all of the product and service areas offered by the Company.

The Company competes through various methods, including price, brand awareness, depth of product and service selection, and customer service. The Company is a "one stop shop" for the education seeking family looking for career assessment, test preparation, and college information. The Company also offers its institutional clients a range of services unrivaled in the education industry.

Asset Generation and Management Operating Segment

The Asset Generation and Management operating segment includes the acquisition, management, and ownership of the Company's student loan assets, which was historically the Company's largest product and service offering. As of December 31, 2012, the Company's student loan portfolio was $24.8 billion. The Company generates a substantial portion of its earnings from the spread, referred to as the Company's student loan spread, between the yield it receives on its student loan portfolio and the associated costs to finance such portfolio. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset Generation and Management Operating Segment - Student Loan Spread Analysis," for further details related to the student loan spread. The student loan assets are held in a series of education lending subsidiaries and associated securitization trusts designed specifically for this purpose. In addition to the student loan spread earned on its portfolio, all costs and activity associated with managing the portfolio, such as servicing of the assets and debt maintenance, are included in this segment.

Student loans consist of federally insured student loans and non-federally insured student loans. Federally insured student loans were made under the FFEL Program. The Company's portfolio of federally insured student loans is subject to minimal credit risk as these loans are guaranteed by the Department at levels ranging from 97 percent to 100 percent. Substantially all of the Company's loan portfolio (99.9 percent as of December 31, 2012) is federally insured. The Company's portfolio of non-federally insured loans is subject to credit risk similar to other consumer loan assets.

The Higher Education Act regulates every aspect of the federally insured student loan program, including certain communications with borrowers, loan originations, and default aversion. Failure to service a student loan properly could jeopardize the guarantee on federal student loans. In the case of death, disability, or bankruptcy of the borrower, the guarantee covers 100 percent of the loan's principal and accrued interest.

FFELP loans are guaranteed by state agencies or non-profit companies designated as guarantors, with the Department providing reinsurance to the guarantor. Guarantors are responsible for performing certain functions necessary to ensure the program's soundness and accountability. Generally, the guarantor is responsible for ensuring that loans are serviced in compliance with the requirements of the Higher Education Act. When a borrower defaults on a FFELP loan, the Company submits a claim to the guarantor who provides reimbursements of principal and accrued interest, subject to the applicable risk share percentage.

Origination and Acquisition

The Reconciliation Act of 2010 resulted in the Company discontinuing originations of new FFELP loans effective July 1, 2010. However, the Company believes there will be opportunities to continue to purchase FFELP loan portfolios from current FFELP participants looking to adjust their FFELP businesses. For example, during 2012, 2011, and 2010, the Company purchased $3.9 billion, $2.8 billion, and $3.4 billion, respectively, of FFELP student loans from various third-parties. The Company's competition for the purchase of student loan portfolios and residuals includes large banks, hedge funds, and other student loan finance companies.

Future Cash Flow From Portfolio

The majority of the Company's portfolio of student loans is funded in asset-backed securitizations that are structured to substantially match the maturity of the funded assets, thereby minimizing liquidity risk. In addition, due to the difference between the yield the Company receives on the loans and cost of financing within these transactions, the Company has created a portfolio that will generate earnings and significant cash flow over the life of these transactions. Based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, as of December 31, 2012, the Company currently expects future undiscounted cash flows from its portfolio of student loans funded in asset-backed securitizations to be approximately $1.97 billion. The forecasted cash flow does not include cash flows that the Company expects to receive related to loans funded through the Department's conduit facility and other warehouse facilities or loans acquired subsequent to December 31, 2012. See Part II, Item 7, “Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources,” for further details related to the estimated future cash flow from the Company's portfolio.

Interest Rate Risk Management

Because the Company generates a significant portion of its earnings from its student loan spread, the interest rate sensitivity of the Company's balance sheet is very important to its operations. The current and future interest rate environment can and will affect the Company's interest income and net income. The effects on the Company's results of operations as a result of the changing interest rate environments are further outlined in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset Generation and Management Operating Segment - Student Loan Spread Analysis" and Part II, Item 7A, “Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk.”

Intellectual Property

The Company owns numerous trademarks and service marks (“Marks”) to identify its various products and services. As of December 31, 2012, the Company had 76 registered Marks. The Company actively asserts its rights to these Marks when it believes infringement may exist. The Company believes its Marks have developed and continue to develop strong brand-name recognition in the industry and the consumer marketplace. Each of the Marks has, upon registration, an indefinite duration so long as the Company continues to use the Mark on or in connection with such goods or services as the Mark identifies. In order to protect the indefinite duration, the Company makes filings to continue registration of the Marks. The Company owns one patent application that has been published, but has not yet been issued, and has also actively asserted its rights thereunder in situations where the Company believes its claims may be infringed upon. The Company owns many copyright protected works, including its various computer system codes and displays, Web sites, books and other publications, and marketing collateral. The Company also has trade secret rights to many of its processes and strategies and its software product designs. The Company's software products are protected by both registered and common law copyrights, as well as strict confidentiality and ownership provisions placed in license agreements, which restrict the ability to copy, distribute, or improperly disclose the software products. The Company also has adopted internal procedures designed to protect the Company's intellectual property.

The Company seeks federal and/or state protection of intellectual property when deemed appropriate, including patent, trademark/ service mark, and copyright. The decision whether to seek such protection may depend on the perceived value of the intellectual property, the likelihood of securing protection, the cost of securing and maintaining that protection, and the potential for infringement. The Company's employees are trained in the fundamentals of intellectual property, intellectual property protection, and infringement issues. The Company's employees are also required to sign agreements requiring, among other things, confidentiality of trade secrets, assignment of inventions, and non-solicitation of other employees post-termination. Consultants, suppliers, and other business partners are also required to sign nondisclosure agreements to protect the Company's proprietary rights.

Employees

As of December 31, 2012, the Company had approximately 2,500 employees. None of the Company's employees are covered by collective bargaining agreements. The Company is not involved in any material disputes with any of its employees, and the Company believes that relations with its employees are good.

Available Information

Copies of the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available on the Company's Web site free of charge as soon as reasonably practicable after such reports are filed with or furnished to the United States Securities and Exchange Commission. Investors and other interested parties can access these reports and the Company's proxy statements at http://www.nelnet.com. The Company routinely posts important information for investors on its Web site. The SEC maintains an Internet site (http://www.sec.gov) that contains periodic and other reports such as annual, quarterly, and current reports on Forms 10-K, 10-Q, and 8-K, respectively, as well as proxy and information statements regarding the Company and other companies that file electronically with the SEC.

The Company has adopted a Code of Conduct that applies to directors, officers, and employees, including the Company's principal executive officer and its principal financial and accounting officer, and has posted such Code of Conduct on its Web site. Amendments to and waivers granted with respect to the Company's Code of Conduct relating to its executive officers and directors which are required to be disclosed pursuant to applicable securities laws and stock exchange rules and regulations will also be posted on its Web site. The Company's Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, and the Risk and Finance Committee Charter are also posted on its Web site.

Information on the Company's Web site is not incorporated by reference into this report and should not be considered part of this report.

ITEM 1A. RISK FACTORS

We operate our business in a highly competitive and regulated environment. We are subject to risks including, but not limited to, market, liquidity, credit, regulatory, technology, operational, security, and other business risks such as reputation damage related to negative publicity and dependencies on key personnel, customers, vendors, and systems. This section highlights specific risks that could affect us. Although this section attempts to highlight key risk factors, other risks may emerge at any time and we cannot predict all risks or estimate the extent to which they may affect our financial performance. These risk factors should be read in conjunction with the other information included in this report.

Student Loan Portfolio

Our student loan portfolio is subject to certain risks related to interest rates, our ability to manage the risks related to interest rates, prepayment, and credit risk, each of which could reduce the expected cash flows and earnings on our portfolio.

Interest rate risk - basis and repricing risk

We are exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of our student loan assets do not match the interest rate characteristics of the funding for those assets.

We fund the majority of our student loan assets with one-month or three-month LIBOR indexed floating rate securities. In addition, the interest rates on some of our debt are set via a "dutch auction" or through a periodic remarketing. Meanwhile, the interest earned on our student loan assets is indexed to one-month LIBOR and Treasury bill rates. The different interest rate characteristics of our loan assets and our liabilities funding these assets results in basis risk. We also face repricing risk due to the timing of the interest rate resets on our liabilities, which may occur as infrequently as once a quarter, in contrast to the timing of the interest rate resets on our assets, which generally occur daily. In a declining interest rate environment, this may cause our student loan spread to compress, while in a rising interest rate environment, it may cause the spread to increase.

As of December 31, 2012, we had $23.9 billion and $1.1 billion of FFELP loans indexed to the one-month LIBOR and the three-month Treasury bill rate, respectively, both of which reset daily, and $16.5 billion of debt indexed to three-month LIBOR, which resets quarterly, and $5.0 billion of debt indexed to one-month LIBOR, which resets monthly. While these indices are all short term in nature with rate movements that are highly correlated over a longer period of time, there have been points in recent history related to the U.S. and European debt crisis that have caused volatility to be high and correlation to be reduced. There can be no assurance that the indices' historically high level of correlation will not be disrupted in the future due to capital market dislocations or other factors not within our control. In such circumstances, our earnings could be adversely affected, possibly to a material extent.

We have entered into basis swaps to hedge our basis and repricing risk. For these derivatives, we receive three-month LIBOR set discretely in advance and pay one-month LIBOR plus or minus a spread as defined in the agreements (the 1:3 Basis Swaps).

Interest rate risk - loss of floor income

We are exposed to interest rate risk because of the interest rate characteristics of certain of our student loan assets and the interest rate characteristics of the related funding of those assets.

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment ("SAP") formula set by the Department and the borrower rate, which is fixed over a period of time. The SAP formula is based on an applicable indice plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. We generally finance our student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, our student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, we may earn additional spread income that we refer to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, we may earn floor income for an extended period of time, which we refer to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, we may earn floor income to the next reset date, which we refer to as variable rate floor income. Lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all new FFELP loans originated on or after April 1, 2006.

For the year ended December 31, 2012, we earned $145.3 million of fixed rate floor income, net of $19.3 million of settlements paid related to derivatives used to hedge loans earning fixed rate floor income. Absent the use of derivative instruments, a rise in interest rates will reduce the amount of floor income received and this will have an impact on earnings due to interest margin compression caused by increased financing costs until such time as the federally insured loans earn interest at a variable rate in accordance with their SAP formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively convert to variable rate loans, the impact of the rate fluctuations is reduced.

Interest rate risk - use of derivatives

We utilize derivative instruments to manage interest rate sensitivity. Our derivative instruments are intended as economic hedges but do not qualify for hedge accounting; consequently, the change in fair value, called the "mark-to-market," of these derivative instruments is included in our operating results. Changes or shifts in the forward yield curve can and have significantly impacted the valuation of our derivatives. Accordingly, changes or shifts in the forward yield curve will impact our financial position and results of operations.

Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy can completely insulate us from risks associated with such fluctuations. Although we believe our derivative instruments are highly effective, because many of our derivatives are not balance guaranteed to a particular pool of student loans, we are subject to prepayment risk that could result in being under or over hedged, which could result in material losses. In addition, our interest rate risk management activities could expose us to substantial mark-to-market losses if interest rates move in a materially different way than was expected based on the environment when the derivatives were entered into. As a result, we cannot offer any assurance that our economic hedging activities will effectively manage our interest rate sensitivity or have the desired beneficial impact on our results of operations or financial condition.

By using derivative instruments, we are exposed to credit and market risk.

We attempt to manage credit and market risks associated with interest rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken and by entering into transactions with high-quality counterparties that are reviewed periodically by our risk committee. As of December 31, 2012, all of our derivative counterparties had investment grade credit ratings. We also have a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association, Inc. Master Agreement.

When the fair value of a derivative contract is positive (an asset on our balance sheet), this generally indicates that the counterparty owes us if the derivative was settled. If the counterparty fails to perform, credit risk with such counterparty is equal to the extent of the fair value gain in the derivative less any collateral held by us. If we were unable to collect from a counterparty, we would have a loss equal to the amount the derivative is recorded on the consolidated balance sheet. As of December 31, 2012, the fair value of our derivatives, which had a positive fair value in our favor (an asset on our balance sheet), was $97.4 million, of which $82.8 million related to the fair value of our cross-currency interest rate swaps. As of December 31, 2012, our trustee held $20.0 million of collateral from the counterparty on the cross-currency interest rate swaps.

When the fair value of a derivative instrument is negative (a liability on our balance sheet), we would owe the counterparty if the derivative was settled and, therefore, have no immediate credit risk. If the negative fair value of derivatives with a counterparty exceeds a specified threshold, we may have to make a collateral deposit with the counterparty. The threshold at which we may be required to post collateral is dependent upon our unsecured credit rating. Based on our current unsecured credit ratings (Standard & Poor's: BBB- (stable outlook) and Moody's: Ba1 (stable outlook)), we have substantially collateralized our corporate derivative liability position with our counterparties. As such, any downgrades from the current ratings would not result in additional collateral requirements of a material nature. In addition, no counterparty has the right to terminate its contracts in the event of downgrades from the current ratings. However, some long dated derivative contracts have mutual optional termination provisions that can be exercised in 2016, 2017, 2021, and 2022. As of December 31, 2012, the fair value of derivatives with early termination provisions was a positive $1.4 million (an asset on our balance sheet).

Interest rate movements have an impact on the amount of collateral we are required to deposit with our derivative instrument counterparties. Based on the interest rate swaps outstanding as of December 31, 2012 (for both the floor income and hybrid debt hedges), if the forward interest rate curve was one basis point lower for the remaining duration of these derivatives, we would have been required to post $1.4 million in additional collateral. In addition, if the forward basis curve between 1-month and 3-month LIBOR experienced a one basis point reduction in spread for the remaining duration of our 1:3 Basis Swap derivatives (in which we pay 1-month LIBOR and receive 3-month LIBOR), we would have been required to post $8.2 million in additional collateral.

With our current derivative portfolio, we do not currently anticipate a near term movement in interest rates having a material impact on our capital or liquidity profile, nor expect future movements in interest rates to have a material impact on our ability to meet potential collateral deposit requirements with our counterparties. Due to the existing low interest rate environment, our exposure to downward movements in interest rates on our interest rate swaps is limited. In addition, the historical high correlation between 1-month and 3-month LIBOR limits our exposure to interest rate movements on the 1:3 Basis Swaps.

However, if interest rates move materially and negatively impact the fair value of our derivative portfolio or if we enter into additional derivatives in which the fair value of such derivatives become negative, we could be required to deposit a significant amount of collateral with our derivative instrument counterparties. The collateral deposits, if significant, could negatively impact our liquidity and capital resources. As of December 31, 2012, the fair value of our derivatives, which had a negative fair value (a liability on our balance sheet), was $70.9 million and we had $63.1 million posted as collateral with derivative counterparties.

Our cross-currency interest rate swaps are derivatives entered into as a result of certain asset-backed security financings. These derivatives are entered into at the trust level with the counterparty. Trust related derivatives do not contain credit contingent features related to our or our trust's credit ratings. As such, there are no collateral requirements and as a result the impact of changes to foreign currency rates has no impact on the amount of collateral we would be required to deposit with the counterparty on these derivatives.

Prepayment risk

Higher rates of prepayments of student loans, including consolidation by the Department through the Federal Direct Loan Program, would reduce our interest income.

Pursuant to the Higher Education Act, borrowers may prepay loans made under the FFEL Program at any time without penalty. Prepayments may result from consolidation of student loans by the Department as part of the Federal Direct Loan Program, which historically tends to occur more frequently in low interest rate environments, from borrower defaults, which will result in the receipt of a guaranty payment, and from voluntary full or partial prepayments, among other things.

On October 25, 2011, the White House issued an Executive Order allowing a short-term consolidation initiative to eligible student loan borrowers beginning in January 2012 and ending June 30, 2012. This initiative allowed student loan borrowers with at least one FFELP loan and at least one federal student loan owned by the Department to convert the FFELP loans to the Federal Direct Loan Program, at which time all of the converted loans, as well as the borrower's existing Direct Loans, would be considered a

Special Direct Consolidation Loan. During 2012, we lost $936.4 million of FFELP loans as a result of this initiative. If this short-term initiative is deemed to be beneficial to the Federal Government and the Department, a similar consolidation program could be initiated that could further increase prepayments and reduce interest income.

The rate of prepayments of student loans may be influenced by a variety of economic, social, political, and other factors affecting borrowers, including interest rates, federal budgetary pressures, and the availability of alternative financing. Our profits could be adversely affected by higher prepayments, which reduce the balance of loans outstanding and, therefore, the amount of interest income we receive.

Credit risk

Future losses due to defaults on loans held by us, or loans sold to unaffiliated third parties which we are obligated to repurchase in the event of certain delinquencies, present credit risk which could adversely affect our earnings.

The vast majority (99.9 percent) of our student loan portfolio is federally guaranteed. The allowance for loan losses from the federally insured loan portfolio is based on periodic evaluations of our loan portfolios, considering loans in repayment versus those in nonpaying status, delinquency status, trends in defaults in the portfolio based on Company and industry data, past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. The federal government currently guarantees 97 percent of the principal and interest on federally insured student loans disbursed on and after July 1, 2006 (and 98 percent for those loans disbursed prior to July 1, 2006), which limits our loss exposure on the outstanding balance of our federally insured portfolio. Student loans disbursed prior to October 1, 1993 are fully insured for both principal and interest.

Our non-federally insured loans are unsecured, with neither a government nor a private insurance guarantee. Accordingly, we bear the full risk of loss on these loans if the borrower and co-borrower, if applicable, default. In determining the adequacy of the allowance for loan losses on the non-federally insured loans, we consider several factors, including: loans in repayment versus those in a nonpaying status, delinquency status, type of program, trends in defaults in the portfolio based on Company and industry data, past experience, current economic conditions, and other relevant factors. We place a non-federally insured loan on nonaccrual status when the collection of principal and interest is 30 days past due, and charge off the loan when the collection of principal and interest is 120 days past due.

The evaluation of the allowance for loan losses is inherently subjective, as it requires material estimates that may be subject to significant changes. As of December 31, 2012, our allowance for loan losses was $51.9 million. During the year ended December 31, 2012, we recognized a provision for loan losses of $21.5 million. The provision for loan losses reflects the activity for the applicable period and provides an allowance at a level that management believes is appropriate to cover probable losses inherent in the loan portfolio. However, future defaults can be higher than anticipated due to a variety of factors, such as downturns in the economy, regulatory or operational changes, and other unforeseen future trends. Recent general economic and employment conditions have led to higher rates of student loan defaults. If actual performance is worse than currently estimated, it would materially affect our estimate of the allowance for loan losses and the related provision for loan losses in our statements of income.

We have participated interests in non-federally insured loans to unaffiliated third parties. As of December 31, 2012, we had $107.7 million (par value) of loans participated under these agreements that have been accounted for as loan sales. Accordingly, the participation interests sold are not included on our consolidated balance sheet. Under the terms of the servicing agreements, our servicing operations are obligated to repurchase loans subject to the participation interests when such loans become 60 or 90 days delinquent. In addition, we have sold a portfolio of non-federally insured loans in which we have retained the credit risk and will pay cash to purchase back any loans which become 60 days delinquent. As of December 31, 2012, the outstanding balance of loans related to this loan sale was $72.8 million (par value). As of December 31, 2012, we had a reserve related to these servicing and credit risk obligations of $16.1 million included in other liabilities on the consolidated balance sheet. The evaluation of the reserve related to these loans is inherently subjective, as it requires estimates that may be subject to changes. If actual performance is worse than estimated, it would negatively affect our results of operations.

Liquidity and Funding

We fund student loans in FFELP warehouse facilities. The current maturities of these facilities do not match the maturity of the related funded assets. Therefore, we will need to modify and/or find alternative funding related to the student loan collateral in these facilities prior to their expiration. If we cannot find any funding alternatives, we would lose our collateral, including the student loan assets and cash advances, related to these facilities.

The majority of our portfolio of student loans is funded with asset-backed securitizations that are structured to substantially match the maturity of the funded assets, and there are minimal liquidity issues related to these facilities. We also have student loans funded in FFELP warehouse facilities. The current maturities of these facilities do not match the maturity of the related funded assets. Therefore, we will need to modify and/or find alternative funding related to the student loan collateral in these facilities prior to their expiration.

As of December 31, 2012, we maintained three FFELP warehouse facilities as described in note 4 of the notes to the consolidated financial statements included in this report. In addition, the Company entered into a fourth warehouse facility on January 16, 2013. These facilities have revolving financing structures supported by 364-day liquidity provisions, which expire in 2013 and 2014. In the event we are unable to renew the liquidity provisions, the facilities would become a term facility at a stepped-up cost, with no additional student loans being eligible for financing, and we would be required to refinance the existing loans in the facilities by their final maturity dates in 2015 and 2016. The FFELP warehouse facilities also contain financial covenants relating to levels of our consolidated net worth, ratio of adjusted EBITDA to corporate debt interest, and unencumbered cash. Any noncompliance with these covenants could result in a requirement for the immediate repayment of any outstanding borrowings under the facilities. As of December 31, 2012, $1.6 billion was outstanding under the warehouse facilities and $126.3 million was advanced as equity support.

If we are unable to obtain cost-effective funding alternatives for the loans in the FFELP warehouse facilities prior to the facilities' maturities, our cost of funds could increase, adversely affecting our results of operations. If we cannot find any funding alternatives, we would lose our collateral, including the student loan assets and cash advances, related to these facilities.

We are exposed to mark-to-formula collateral support risk on our FFELP warehouse facilities.

Some of our warehouse facilities provide formula based advance rates based on market conditions, which require equity support to be posted to the facilities. Other warehouse facilities have static advance rates that require initial equity for loan funding, but do not require increased equity based on market movements. As of December 31, 2012, $126.3 million was advanced as equity support under these facilities. Should a significant change in the valuation of loans result in additional required equity funding support for the warehouse facilities greater than what we can provide, the warehouse facilities could be subject to an event of default resulting in termination of the facilities and an acceleration of the repayment provisions. If we cannot find any funding alternatives, we would lose our collateral, including the student loan assets and cash advances, related to these facilities. A default on the FFELP warehouse facilities would result in an event of default on our $250.0 million unsecured line of credit that would result in the outstanding balance on the line of credit becoming immediately due and payable.

Operations

Risks associated with our operations, as further discussed below, include those related to our information technology systems and security and privacy breaches, our ability to manage performance related to regulatory requirements, and the importance of maintaining scale by retaining existing customers and attracting new business opportunities.

A failure in or breach of one of our operational or information systems or infrastructure, or those of our third-party vendors could disrupt our businesses. These types of failures or breaches, including but not limited to cyber attacks, could result in the disclosure or misuse of confidential or proprietary information which could damage our reputation, increase costs, and jeopardize existing business contracts or result in regulatory penalties.

As a loan servicer, hosted loan servicing software provider, and payment processor for the federal government, financial institutions, and the education industry that serves millions of customers through the Internet and other distribution channels across the U.S., we depend on our ability to process, secure, record, and monitor a large number of customer transactions and confidential information on a continuous basis.

Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to support and process customer transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. Our operations rely on the secure processing, transmission, and storage of confidential information in our computer systems and networks. Our business segments rely on our digital technologies, computer and email systems, software, and networks to conduct their operations. In addition, to access our products and services, our customers may use personal smartphones, tablet PC's, and other mobile devices that are beyond our control systems. Although we believe we have robust information security procedures and controls, our technologies, systems, networks, and our customers' devices may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of Company or customer confidential, proprietary, and other information, or otherwise disrupt the Company's or our customers' business operations. A cyber attack or information security breach of this nature could significantly affect our ability to retain strategic business customers, which could lead to increased costs to retain customers or result in regulatory penalties or a material loss of future revenue.

Third parties with which we do business or that facilitate our business activities, including financial intermediaries, data centers, data storage locations, collection services, distribution centers, or other vendors that provide services or security solutions for our operations, could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints.

Although to date we have not experienced a material loss relating to cyber attacks or other information security breaches, there can be no assurance that we will not suffer such losses in the future or a current threat remains undetected at this time. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats, the size and scale of our servicing contracts and our contract with the federal government.

As a result, cyber security and the continued development and enhancement of our training, controls, processes, and practices designed to protect and monitor our systems, computers, software, data, and networks from attack, damage, or unauthorized access remain a priority for the Company and each of our business segments. Additionally, we maintain technology and telecommunication, professional services, media, network security, privacy, injury, and liability insurance coverage to offset costs that may be incurred as a result of a cyber attack or information security breach.

As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

Additionally, we must continually and cost-effectively maintain and improve our information technology systems and infrastructure in order to successfully deliver competitive products and services to our customers. The widespread adoption of new technologies and market demands could require substantial expenditures to enhance system infrastructure and existing products and services. If we fail to enhance and scale our systems and operational infrastructure or products and services, our operating segments may lose their competitive advantage and this could adversely affect financial and operating results.

We also face the risk of business disruption if system outages occur as a result of changes in infrastructure, introduction of new software or software enhancements, relocation of infrastructure, or failure to perform required services, which could have a material impact upon our reputation and our ability to retain customers. Although we have business continuity management plans, a major physical disaster or other calamity that causes significant damage to or the loss of our information systems or business operations for a sustained period of time could adversely affect our business, cash flows, and ability to retain customers.

We must satisfy certain requirements necessary to maintain the federal guarantees of our federally insured loans, and we may incur penalties or lose our guarantees if we fail to meet these requirements.

As of December 31, 2012 we serviced $26.6 billion of FFELP loans that maintained a federal guarantee, of which $21.2 billion and $5.4 billion were owned by the Company and third-party entities, respectively.

We must meet various requirements in order to maintain the federal guarantee on our federally insured loans. The federal guarantee on our federally insured loans is conditional based on our compliance with origination, servicing, and collection policies set by the Department and guaranty agencies. Federally insured loans that are not originated, disbursed, or serviced in accordance with the Department's and guaranty agency regulations may risk partial or complete loss of the guarantee. If we experience a high rate of servicing deficiencies (including any deficiencies resulting from the conversion of loans from one servicing platform to another, errors in the loan origination process, establishment of the borrower's repayment status, and due diligence or claim filing processes), it could result in the loan guarantee being revoked or denied. In most cases we have the opportunity to cure these deficiencies by following a prescribed cure process which usually involves obtaining the borrower's reaffirmation of the debt. However, not all deficiencies can be cured.

We are allowed three years from the date of the loan rejection to cure most loan rejections. If a cure cannot be achieved during this three year period, insurance is permanently revoked, although we maintain our right to collect the loan proceeds from the borrower. In cases where we purchase loans that were serviced previously by another servicing institution and we identify a serving deficiency by the prior servicer, we may, based on the terms of the purchase agreement, have the ability to recourse the rejected loans back to the previous lender.

A guaranty agency may also assess an interest penalty upon claim payment if the deficiency does not result in a loan rejection. These interest penalties are not subject to cure provisions and are typically related to isolated instances of due diligence deficiencies. Additionally, we may become ineligible for special allowance interest benefits from the time of the first deficiency leading to the loan rejection through the date that the loan is cured.

Failure to comply with federal and guarantor regulations may result in penalties, a loss of special allowance interest benefits, or a loss of the federal guarantee.

Our largest fee-based customer, the Department of Education, allocates Federal Direct Loan Program servicing volume based on our and our competitors' performance metrics. Failure to be ranked above our competitors will lead to lower loan volume allocations and could lower our ability to renew the Department contract in 2014 and retain hosted servicing software clients who also service Federal Direct Loan Program loans.

In June 2009, we were one of four private sector companies awarded a student loan servicing contract by the Department of Education to provide additional servicing capacity for loans owned by the Department. The contract spans five years (through June 2014), with one five-year renewal at the option of the Department. In September 2009, the Department began assigning purchased FFELP loans to the four servicers. Beginning with the second year of servicing in June 2010, the Department began allocating new loan volume originated under the Federal Direct Loan Program among the four servicers based on five performance metrics.

- Three metrics measure the satisfaction among separate customer groups, including borrowers, financial aid personnel at postsecondary schools participating in the federal student loan program, and Federal Student Aid and other federal agency personnel or contractors who work with the servicers.

- Two performance metrics measure the success of default prevention efforts as reflected by the percentage of borrowers and percentage of dollars in each servicer's portfolio that go into default.

Based on the most recent survey results, the Company was ranked first out of the four private sector companies and will be allocated 30 percent of new loan volume originated by the Department during the period from August 15, 2012 through August 14, 2013 (the fourth year of the servicing contract). The Department projects it will originate new loans for 3.6 million borrowers in total during the fourth year of this contract, which is currently being allocated to the four servicers.

As of December 31, 2012, the Company was servicing $68.8 billion of loans for 3.9 million borrowers under this contract. During 2012, the Company earned $69.5 million in revenue under this contract.

Although the Company currently anticipates the Department will exercise its option to renew the servicing contract for five years at the end of the current term in 2014, there can be no assurance of such renewal or the terms of such renewal. Upon the expiration of the Department contract, any renewal to provide loan servicing to the Department could be subject to a bidding process in which we may not be successful. Not obtaining a renewal of a loan servicing contract upon its expiration would result in a significant reduction in revenue and we would have to make significant changes to our operations, which may result in the recording of special charges, such as workforce reduction costs, charges relating to consolidating excess facilities, and impairments of assets.

Additionally, the Company offers a hosted servicing solution that can be used by third-party clients to service various types of student loans, including Federal Direct Loan Program loans. As of December 31, 2012, the Company licenses its hosted servicing software to four non-profit organizations. Not obtaining a renewal of the Department's loan servicing contract could put at risk the long-term viability of the hosted servicing software solution agreements.

Management believes it is important to provide exceptional customer service at a reasonable price in order to increase the Company's servicing volume and renew the Department contract; therefore, the Company has focused and will continue to focus heavily on customer service-related projects, efficiencies, security, and technology development to maintain its first place ranking in future years of the contract.

Our ability to continue to grow and maintain our contracts with commercial businesses and government agencies is partly dependent on our ability to maintain compliance with various laws, regulations, and industry standards applicable to those contracts.

We are subject to various laws, regulations, and industry standards related to our commercial and government contracts. In most cases, these contracts are subject to termination rights, audits, and investigations. If we are found in noncompliance with the contract provisions or applicable laws, regulations, or standards, or the contracted party exercises its termination or other rights for that or other reasons, our reputation could be negatively affected, and our ability to compete for new contracts or maintain existing contracts could diminish. If this were to occur, our results of operations from existing contracts and future opportunities for new contracts could be negatively affected.

Regulatory and Legal

Federal and state laws and regulations can restrict our business, and noncompliance with these laws and regulations could result in penalties, litigation, reputation damage, and a loss of customers.

Our operating segments and customers are heavily regulated by federal and state government regulatory agencies. The laws and regulations enforced by these agencies are proposed or enacted to protect consumers and the financial industry as a whole, not necessarily the Company, our operating segments, or our shareholders. We have procedures and controls in place to monitor compliance with numerous federal and state laws and regulations and believe we are in compliance with such laws and regulations. However, because these laws and regulations are complex, differ between jurisdictions and are often subject to interpretation, or because of a result of unintended errors, we may, from time to time, inadvertently violate these laws and regulations. Compliance with these laws and regulations is expensive and requires the time and attention of management. These costs divert capital and focus away from efforts intended to grow our business. If we do not successfully comply with laws, regulations, or policies, we could incur fines or penalties, lose existing or new customer contracts, or suffer damage to our reputation. Changes in these laws and regulations can significantly alter our business environment, limit business operations, and increase costs of doing business, and we cannot predict the impact such changes would have on our profitability. The use of Executive Order provisions from the Executive Branch of the Federal Government has created new regulations that have impacted our Company. The use of Executive Order provisions to define regulations creates additional uncertainty and risks within the education and student loan industry.

Our Student Loan and Guaranty Servicing and Asset Generation and Management operating segments are subject to the Higher Education Act and various consumer protection and privacy regulations. These operating segments take necessary steps to evaluate, monitor, and comply with these regulations. However, the Department or other regulating agencies could, based on regulatory interpretation, determine we are not compliant. Failure to comply with these regulations could lead to a loss of the guarantee on our federally insured loans, increased servicing costs to cure such loans, or suspension or termination of our rights to participate as a servicer.

Certain provisions of the Higher Education Act that became effective July 1, 2011 have impacted our Enrollment Services operating segment in connection with services it provides to for-profit schools. To be eligible to participate in federal student aid programs, the Higher Education Act requires educational institutions, including for-profit schools, to enter into a program participation agreement with the Department. This agreement includes a number of requirements with which an institution must comply to be granted initial and continuing eligibility to participate in the federal student aid program. The regulations impose strict liability on educational institutions for misrepresentations made by entities, like us, who contract with these institutions to provide marketing services. As a result, our school customers have demanded and, in limited circumstances, we have acquiesced to be subject to increased limitations of liability in our contracts and, in some cases, to indemnify our customers for actions by our third-party inquiry generation vendors. Significantly all inquiry generation and management revenue (which makes up approximately 80 percent of total revenue included in the Enrollment Services operating segment) is generated from for-profit schools. The regulations discussed above may subject us to greater risk of liability and may increase our cost of compliance with these regulations or limit our ability to serve for-profit schools. In addition, the regulations could negatively impact enrollment at for-profit schools, which could adversely affect revenue.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") represents a comprehensive overhaul of the financial services industry within the United States, and established the Consumer Financial Protection Bureau (the "CFPB"). The CFPB has broad authority with respect to the businesses in which we engage. It has authority to write regulations under federal consumer financial protection laws, and enforce those laws. The CFPB is authorized to prevent "unfair, deceptive, or abusive acts or practices" through its supervisory enforcement and regulatory authority. It is authorized to collect fines and provide consumer restitution in the event of violations, engage in consumer financial education, request data, and promote the availability of financial services to underserved consumers and communities. In addition, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to the products we offer. The system could inform future agency decisions with respect to regulatory, enforcement, or examination focus. There continues to be uncertainty as to how the CFPB's strategies and priorities will impact our businesses and our results of operations going forward. Actions by the CFPB could result in requirements to alter our services causing them to be less attractive or effective and impair our ability to offer them profitably. Should the CFPB change regulations adopted in the past by other regulators, or modify past regulatory guidance, our compliance costs and litigation exposure could increase. Our litigation exposure could also increase if the CFPB exercises its authority to limit or ban pre-dispute arbitration clauses. Recent reports released by the CFPB have clearly communicated their focus to protect student loan borrowers. This additional focus and regulatory oversight will most likely increase operating costs and could limit revenue opportunities.

The Dodd-Frank Act also provides the Commodity Futures Trading Commission (the "CFTC") and the SEC with substantial authority to regulate over-the-counter derivatives transactions, and includes provisions that require derivatives transactions to be executed through an exchange or central clearinghouse. The Dodd-Frank Act could also affect future student loan portfolio asset-backed securities transactions. The regulations require issuers of asset-backed securities or persons who organize and initiate asset-backed securities transactions to retain a portion of the underlying assets' credit risk, disclose and report requirements for each tranche of asset-backed securities, including new loan-level data requirements, and disclose requirements relating to the representations, warranties, and enforcement mechanisms available to investors. Although we cannot predict the ultimate outcome of these processes and regulations, they may increase our costs and cash collateral margin requirements and affect the terms of future asset-backed securities transactions and derivatives used to manage financial risks related to interest rate and foreign currency exchange rate volatility.

The Reconciliation Act of 2010 prohibits new loan originations under the FFEL Program and requires all new federal loan originations be made through the Federal Direct Loan Program. As a result of this legislation, interest income on our existing FFELP loan portfolio, as well as fee-based revenue from guaranty and third-party FFELP servicing and FFELP loan servicing software licensing and consulting fees will decline over time as our and our third-party lender clients' FFELP loan portfolios are paid down.

The Reconciliation Act of 2010 prohibits new loan originations under the FFEL Program and requires that all new federal loan originations be made through the Federal Direct Loan Program. The law did not alter or affect the terms and conditions of existing FFELP loans.

As a result of the Reconciliation Act of 2010, interest income on our existing FFELP loan portfolio, as well as fee-based revenue from guaranty and third-party FFELP servicing and FFELP loan servicing software licensing and consulting fees related to the FFEL Program, will decline over time as our and our third-party lender clients' FFELP loan portfolios are paid down. During the years ended December 31, 2012, 2011, and 2010 we recognized approximately $344 million, $367 million, and $377 million, respectively, of interest income on our FFELP loan portfolio, approximately $96 million, $91 million, and $101 million, respectively, in guaranty and third-party FFELP servicing revenue, and approximately $6 million, $7 million, and $8 million, respectively, in FFELP loan servicing software licensing and consulting fees related to the FFEL Program.

If the Company is unable to grow or develop new revenue streams, the Company's consolidated revenue and operating margin will decrease as a result of the decline in FFELP loan volume outstanding.

Exposure related to certain tax issues could decrease our net income.

We are subject to federal and state income tax laws and regulations. Income tax regulations are often complex and require interpretation. The nexus standards and the sourcing of receipts from intangible personal property and services have been the subject of state audits and litigation with state taxing authorities and tax policy debates by various state legislatures. As the U.S. Congress and U.S. Supreme Court have not provided clear guidance in this regard, conflicting state laws and court decisions create tremendous uncertainty and expense for taxpayers conducting interstate commerce. Changes in income tax regulations could negatively impact our results of operations. If states enact legislation, alter apportionment methodologies, or aggressively apply the income tax nexus standards, we may become subject to additional state taxes.

From time to time, we engage in transactions in which the tax consequences may be subject to uncertainty. Examples of such transactions include asset and business acquisitions and dispositions, financing transactions, apportionment, nexus standards, and income recognition. Significant judgment is required in assessing and estimating the tax consequences of these transactions. We prepare and file tax returns based on the interpretation of tax laws and regulations. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. In accordance with authoritative accounting guidance, we establish reserves for tax contingencies related to deductions and credits that we may be unable to sustain. Differences between the reserves for tax contingencies and the amounts ultimately owed are recorded in the period they become known. Adjustments to our reserves could have a material effect on our financial statements.

The costs and effects of litigation, investigations, or similar matters, or adverse facts and developments related thereto, could materially affect our financial position, results of operations, and cash flows.

We may be involved from time to time in a variety of lawsuits, investigations, or similar matters arising out of our business operations. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. If the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our financial position, results of operations, and cash flows for any particular period.

Principal Shareholder and Related Party Transactions

Our Chairman and Chief Executive Officer beneficially owns 67.7 percent of the voting rights of our shareholders and has day to day control over all matters at our Company.

Michael S. Dunlap, our Chairman, Chief Executive Officer, and a principal shareholder, beneficially owns 67.7 percent of the voting rights of our shareholders. In addition, Mr. Dunlap, Stephen F. Butterfield, our Vice Chairman, and Angela L. Muhleisen, Mr. Dunlap's sister, beneficially own stock that in the aggregate has 82.8 percent of the voting rights of our shareholders. Accordingly, each member of the Board of Directors and each member of management has been elected or effectively appointed by Mr. Dunlap and can be removed by Mr. Dunlap. As a result, Mr. Dunlap, as Chairman, Chief Executive Officer, and controlling shareholder, has day to day control over all matters at our Company and has the ability to take actions that benefit him and Ms. Muhleisen but may not benefit other minority shareholders, and may otherwise exercise his control in a manner with which other minority shareholders may not agree or which they may not consider to be in their best interests.

We have entered into contractual arrangements with Union Bank & Trust Company ("Union Bank"). Union Bank and the Company have common ownership. The transactions with Union Bank present conflicts of interest and pose risks to our shareholders that the terms may not be as favorable to us as we could receive from unrelated third parties.

Union Bank is controlled by Farmers & Merchants Investment Inc. ("F&M"), which owns 81.4 percent of Union Bank's common stock and 15.4 percent of Union Bank's non-voting preferred stock. Michael S. Dunlap, a significant shareholder, as well as our Chief Executive Officer, Chairman, and a member of our Board of Directors, along with his spouse and children, owns or controls a total of 40.2 percent of the stock of F&M, and Mr. Dunlap's sister, Angela L. Muhleisen, along with her husband and children, owns or controls 38.6 percent of F&M stock. Mr. Dunlap serves as a Director and Chairman of F&M. Ms. Muhleisen serves as Director and President of F&M and as a Director, Chairperson, President, and Chief Executive Officer of Union Bank. Union Bank is deemed to have beneficial ownership of various shares of Nelnet it holds because it serves in a capacity of trustee or account manager and may share voting and/or investment power with respect to such shares. As of December 31, 2012, Union Bank was deemed to beneficially own 11.7 percent of the voting rights of our common stock. As of December 31, 2012, Mr. Dunlap and Ms. Muhleisen beneficially owned 67.7 percent and 12.8 percent, respectively, of the voting rights of our outstanding common stock.

We have entered into certain contractual arrangements with Union Bank, including loan purchases, loan servicing, loan participations, banking services, 529 Plan Administration services, lease arrangements, and various other investment and advisory services. The net aggregate impact on our consolidated statements of income for the years ended December 31, 2012, 2011, and 2010 related to the transactions with Union Bank was income of $11.9 million, $9.4 million, and $8.2 million, respectively. See note 19 of the notes to the consolidated financial statements included in this report for additional information related to the transactions between us and Union Bank.

Transactions between Union Bank and us are generally based on available market information for comparable assets, products, and services and are extensively negotiated. In addition, all related party transactions between Union Bank and us are approved by both the Union Bank Board of Directors and our Board of Directors. Furthermore, Union Bank is subject to regulatory oversight and review by the FDIC, the Federal Reserve, and the State of Nebraska Department of Banking and Finance. The FDIC and the State of Nebraska Department of Banking and Finance regularly review Union Bank's transactions with affiliates. The regulatory standard applied to the bank falls under Regulation W, which places restrictions on certain "covered" transactions with affiliates.

We intend to maintain our relationship with Union Bank, which our management believes provides certain benefits to us. Those benefits include Union Bank's knowledge of and experience in the FFELP industry, its willingness to provide services, and at times liquidity and capital resources, on an expedient basis, and the proximity of Union Bank to our corporate headquarters located in Lincoln, Nebraska.

The majority of the transactions and arrangements with Union Bank are not offered to unrelated third parties or subject to competitive bids. Accordingly, these transactions and arrangements not only present conflicts of interest, but also pose the risk to our shareholders that the terms of such transactions and arrangements may not be as favorable to us as we could receive from unrelated third parties. Moreover, we may have and/or may enter into contracts and business transactions with related parties that benefit Mr. Dunlap and his sister, as well as other related parties, that may not benefit us and/or our minority shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company has no unresolved comments from the staff of the Securities and Exchange Commission regarding its periodic or current reports under the Securities Exchange Act of 1934.

ITEM 2. PROPERTIES

The following table lists the principal facilities for office space owned or leased by the Company as of December 31, 2012. The Company owns the building in Lincoln, Nebraska where its principal office is located. The building is subject to a lien securing the outstanding mortgage debt on the property.

Location	Primary Function or Segment	Approximate square feet	Lease expiration date
Lincoln, NE	Corporate Headquarters, Asset Generation and Management, Student Loan and Guaranty Servicing, Tuition Payment Processing and Campus Commerce, Enrollment Services	187,000	—
Lincoln, NE	Student Loan and Guaranty Servicing	70,000	December 2015
Aurora, CO	Student Loan and Guaranty Servicing	96,000	February 2015
Highlands Ranch, CO	Student Loan and Guaranty Servicing	67,000	March 2017
Paramus, NJ	Enrollment Services	23,000	December 2015

The square footage amounts above exclude a total of approximately 27,000 square feet of owned office space in Lincoln, Nebraska, and 17,000 square feet of leased office space in Highlands Ranch, Colorado, that the Company leases to third parties. Also excluded from the table above is 62,000 square feet of leased office space in Indianapolis, Indiana where Student Loan and Guaranty Servicing operations were previously conducted. On December 31, 2012, the Company entered into a lease termination agreement with the landlord of the property in Indiana, which terminated the lease effective January 31, 2013. Also excluded from the table above is approximately 18,000 square feet of space leased in Jacksonville, Florida where a data center was previously housed; the lease will expire in September 2013. The Company leases other office facilities located throughout the United States. These properties are leased on terms and for durations that are reflective of commercial standards in the communities where these properties are located. The Company believes that its respective properties are generally adequate to meet its long term business goals. The Company's principal office is located at 121 South 13th Street, Lincoln, Nebraska 68508.

ITEM 3. LEGAL PROCEEDINGS

General

The Company is subject to various claims, lawsuits, and proceedings that arise in the normal course of business. These matters principally consist of claims by student loan borrowers disputing the manner in which their student loans have been processed and disputes with other business entities. In addition, from time to time, the Company receives information and document requests from state or federal regulators concerning its business practices. The Company cooperates with these inquiries and responds to the requests. While the Company cannot predict the ultimate outcome of any inquiry or investigation, the Company believes its activities have materially complied with applicable law, including the Higher Education Act, the rules and regulations adopted by the Department of Education thereunder, and the Department's guidance regarding those rules and regulations. Other than as specifically discussed below, on the basis of present information, anticipated insurance coverage, and advice received from counsel, it is the opinion of the Company's management that the disposition or ultimate determination of these claims, lawsuits, and proceedings will not have a material adverse effect on the Company's business, financial position, or results of operations.

Bais Yaakov of Spring Valley v. Peterson's Nelnet, LLC

On January 4, 2011, a complaint against Peterson's Nelnet, LLC ("Peterson's"), a subsidiary of the Company, was filed in the U.S. federal District Court for the District of New Jersey (the "District Court"). The complaint alleges that Peterson's sent six advertising faxes to the named plaintiff in 2008-2009 that were not the result of express invitation or permission granted by the plaintiff and did not include certain opt out language. The complaint also alleges that such faxes violated the federal Telephone Consumer Protection Act (the "TCPA"), purportedly entitling the plaintiff to $500 per violation, trebled for willful violations for each of the six faxes. The complaint further alleges that Peterson's had sent putative class members more than 10,000 faxes that violated the

TCPA, amounting to more than $5 million in statutory penalty damages and more than $15 million if trebled for willful violations. The complaint seeks to establish a class action. As of the filing date of this report, the District Court has not established or recognized any class.

On April 14, 2012, the U.S. Court of Appeals for the Third Circuit, which has jurisdiction over the District Court, issued an order in an unrelated TCPA case which remanded that case to the District Court to determine whether the statutory provisions of the TCPA limit whether or to what extent a TCPA claim can be heard as a class action in federal court where applicable state law would impose limitations on a class action if the claim were brought in state court. The resolution of this issue may affect whether the claim against Peterson's can be pursued as a class action, and in light of the ruling, Peterson's requested and received the District Court's permission to file a renewed motion to dismiss the complaint. Peterson's filed that motion on May 29, 2012, and on October 17, 2012, the District Court denied the motion. On November 7, 2012, Peterson's filed a motion for reconsideration of the District Court's order, or in the alternative, to certify the District Court's order for interlocutory appeal. On February 21, 2013, the District Court denied Peterson's motion for reconsideration, but granted the motion to certify its order for interlocutory appeal. Accordingly, Peterson's intends to submit a Petition for Permission to Appeal with the 3rd Circuit Court of Appeals, and intends to continue to contest the suit vigorously.

Due to the preliminary stage of this matter and the uncertainty and risks inherent in class determination and the overall litigation process, the Company believes that a meaningful estimate of a reasonably possible loss, if any, or range of reasonably possible losses, if any, cannot currently be made.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Class A common stock is listed and traded on the New York Stock Exchange under the symbol "NNI," while its Class B common stock is not publicly traded. As of January 31, 2013, there were 35,032,426 and 11,495,377 shares of Class A common stock and Class B common stock outstanding, respectively. The number of holders of record of the Company's Class A common stock and Class B common stock as of January 31, 2013 was 893 and 22, respectively. The record holders of the Class B common stock are Michael S. Dunlap and Stephen F. Butterfield, an entity controlled by them, various members of their families, and various estate planning trusts established by them. Because many shares of the Company's Class A common stock are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of beneficial owners represented by these record holders. The following table sets forth the high and low intraday sales prices for the Company's Class A common stock for each full quarterly period in 2012 and 2011. The 2011 prices have been revised to conform to the current year presentation of high and low intraday (not closing) sales prices.

	2012				2011			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$ 27.20	$ 26.64	$ 24.99	$ 29.98	$ 24.28	$ 23.35	$ 22.85	$ 24.75
Low	23.72	21.49	22.16	23.17	20.36	19.52	16.50	17.57

Dividends of $0.07, $0.10, $0.10, and $0.10 per share on the Company's Class A and Class B common stock were paid on March 15, 2011, June 15, 2011, September 15, 2011, and December 15, 2011, respectively, to all holders of record as of March 1, 2011, June 1, 2011, September 1, 2011, and December 1, 2011, respectively.

Dividends of $0.10 per share on the Company's Class A and Class B common stock were paid on March 15, 2012, June 15, 2012, and September 15, 2012, to all holders of record as of March 1, 2012, June 1, 2012, and September 1, 2012, respectively. A dividend of $1.10 per share on the Company's Class A and Class B common stock was paid on November 27, 2012 to all holders of record as of November 19, 2012. This dividend consisted of a regular quarterly dividend of $0.10 per share and a special cash dividend of $1.00 per share.

The Company currently plans to continue making regular quarterly dividend payments, subject to future earnings, capital requirements, financial condition, and other factors. In addition, the payment of dividends is subject to the terms of the Company's outstanding junior subordinated hybrid securities, which generally provide that if the Company defers interest payments on those securities it cannot pay dividends on its capital stock.

Performance Graph

The following graph compares the change in the cumulative total shareholder return on the Company's Class A common stock to that of the cumulative return of the S&P 500 Index and the S&P Financials Index. The graph assumes that the value of an investment in the Company's Class A common stock and each index was $100 on December 31, 2007 and that all dividends, if applicable, were reinvested. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Nelnet, Inc., the S&P 500 Index, and the S&P Financials Index
$300
$250
$200
$150
$100
$50
$0
12/07
12/08
12/09
12/10
12/11
12/12
Nelnet, Inc.
S&P 500
S&P Financials

Company/Index	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Nelnet, Inc.	$ 100.00	$ 113.44	$ 136.97	$ 194.69	$ 204.70	$ 263.14
S&P 500	100.00	63.00	79.67	91.67	93.61	108.59
S&P Financials	100.00	44.68	52.38	58.73	48.71	62.75

The preceding information under the caption “Performance Graph” shall be deemed to be “furnished” but not “filed” with the Securities and Exchange Commission.

Stock Repurchases

The following table summarizes the repurchases of Class A common stock during the fourth quarter of 2012 by the Company or any "affiliated purchaser" of the Company, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934.

Period	Total number of shares purchased (a)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (b)	Maximum number of shares that may yet be purchased under the plans or programs (b)
October 1 - October 31, 2012	1,385	$ 24.00	480	4,990,760
November 1 - November 30, 2012	195,567	27.12	195,253	4,795,507
December 1 - December 31, 2012	549,507	29.04	548,928	4,246,579
Total	746,459	$ 28.53	744,661	

(a) The total number of shares includes: (i) shares purchased pursuant to the stock repurchase program discussed in footnote (b) below; and (ii) shares owned and tendered by employees to satisfy tax withholding obligations upon the vesting of restricted shares. Shares of Class A common stock purchased pursuant to the stock repurchase program included 480 shares, 1,351 shares, and 10,212 shares in October, November, and December 2012, respectively, that had been issued to the Company's 401(k) plan and allocated to employee participant accounts pursuant to the plan's provisions for Company matching contributions in shares of Company stock, and were purchased by the Company from the plan pursuant to employee participant instructions to dispose of such shares. Shares of Class A common stock tendered by employees to satisfy tax withholding obligations included 905 shares, 314 shares, and 579 shares in October, November, and December 2012, respectively. Unless otherwise indicated, shares owned and tendered by employees to satisfy tax withholding obligations were purchased at the closing price of the Company's shares on the date of vesting.

(b) On May 9, 2012, the Company announced that its Board of Directors had authorized a stock repurchase program to repurchase up to a total of five million shares of the Company's Class A common stock during the three-year period ending May 24, 2015. Certain share repurchases included in the table above were made pursuant to a trading plan adopted by the Company in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934.

Equity Compensation Plans

For information regarding the securities authorized for issuance under the Company's equity compensation plans, see Part III, Item 12 of this report.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial and other operating information of the Company. The selected financial data in the table is derived from the consolidated financial statements of the Company. The following selected financial data should be read in conjunction with the consolidated financial statements, the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this report.

	Year ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands, except share data)				
Operating Data:					
Net interest income	$ 345,287	364,565	371,071	235,345	187,892
Loan and guaranty servicing revenue	209,748	175,657	158,584	129,911	124,057
Tuition payment processing and campus commerce revenue	74,410	67,797	59,824	53,894	48,155
Enrollment services revenue	117,925	130,470	139,897	119,397	112,405
Other income	39,476	29,513	31,310	26,469	22,775
Gain (loss) on sale of loans and debt repurchases, net	4,139	8,340	78,631	76,831	(51,414)
Income attributable to Nelnet, Inc. - continuing operations	$ 177,997	204,335	189,034	139,125	26,844
Income attributable to Nelnet, Inc. - discontinued operations	—	—	—	—	1,818
Net income attributable to Nelnet, Inc.	$ 177,997	204,335	189,034	139,125	28,662
Earnings per common share (attributable to Nelnet, Inc. shareholders)					
Basic:					
Continuing operations	$ 3.76	4.24	3.82	2.79	0.54
Discontinued operations	—	—	—	—	0.04
Net earnings	$ 3.76	4.24	3.82	2.79	0.58
Diluted:					
Continuing operations	$ 3.74	4.23	3.81	2.78	0.54
Discontinued operations	—	—	—	—	0.04
Net earnings	$ 3.74	4.23	3.81	2.78	0.58
Dividends per common share	$ 1.40	0.37	0.70	0.07	0.07
Other Data:					
Fixed rate floor income, net of derivative settlements	$ 145,345	144,454	132,243	145,098	37,457
Core student loan spread	1.44%	1.52%	1.48%	1.18%	0.99%
Origination and acquisition of student loans (par value)	$ 3,885,138	2,841,334	4,202,164	2,779,873	2,809,082
Student loans serviced (at end of period)	97,492,053	76,119,717	61,477,651	37,549,563	35,888,693

	As of December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands, except share data)				
Balance Sheet Data:					
Cash and cash equivalents	$ 66,031	42,570	283,801	338,181	189,847
Student loans receivables, net	24,830,621	24,297,876	24,033,001	23,926,957	25,413,008
Goodwill and intangible assets	126,511	145,492	155,830	197,255	252,232
Total assets	26,607,895	25,852,217	25,893,892	25,876,427	27,854,897
Bonds and notes payable	25,098,835	24,434,540	24,672,472	24,805,289	26,787,959
Nelnet, Inc. shareholders' equity	1,165,208	1,066,205	906,633	784,563	643,226
Tangible Nelnet, Inc. shareholders' equity (a)	1,038,697	920,713	750,803	587,308	390,994
Book value per common share	25.00	22.62	18.75	15.73	13.05
Tangible book value per common share (a)	22.28	19.53	15.53	11.77	7.93
Ratios:					
Shareholders' equity to total assets	4.38%	4.12%	3.50%	3.03%	2.31%

(a) Tangible Nelnet, Inc. shareholders' equity, a non-GAAP measure, equals "Nelnet, Inc. shareholders' equity" less "goodwill" and "intangible assets, net." Management believes presenting tangible equity and tangible book value per common share are useful measures of evaluating the strength of the Company's capital position. These measures may be calculated differently by other companies.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Management's Discussion and Analysis of Financial Condition and Results of Operations is for the years ended December 31, 2012, 2011, and 2010. All dollars are in thousands, except per share amounts, unless otherwise noted.)

The following discussion and analysis provides information that the Company's management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. The discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes included in this report. This discussion and analysis also contains forward-looking statements and should also be read in conjunction with the disclosures and information contained in "Forward-Looking and Cautionary Statements" and Item 1A "Risk Factors" included in this report.

OVERVIEW

The Company is an education services company focused primarily on providing fee-based processing services and quality education-related products and services in four core areas: asset management and finance, loan servicing, payment processing, and enrollment services (education planning). These products and services help students and families plan, prepare, and pay for their education and make the administrative and financial processes more efficient for schools and financial organizations. In addition, the Company earns interest income on a portfolio of federally insured student loans.

A summary of consolidated results and financial and operational highlights is provided below.

- Continued strong earnings. For the year ended December 31, 2012, the Company's net income, excluding derivative market value and foreign currency adjustments, was $207.4 million, or $4.38 per share, compared to $215.4 million, or $4.47 per share, for 2011. GAAP net income for the year ended December 31, 2012 was $178.0 million, or $3.76 per share, compared with GAAP net income for 2011, which was $204.3 million, or $4.24 per share. Derivative market value and foreign currency adjustments were an expense of $29.4 million after tax, or $0.62 per share, during 2012, compared with an expense of $11.1 million after tax, or $0.23 per share, for 2011. (a)

  The decrease in net income in 2012 compared to 2011 was expected as the Company's student loan portfolio runs off due to Congress' elimination of new loan originations under the FFEL Program in 2010. The decrease was partially offset by the growth of the Company's fee-based businesses.

- An increase in revenue from fee-based businesses (excluding intersegment servicing revenue) to $402.1 million, or 7.5%, for 2012 as compared to $373.9 million in 2011.

- Purchased $3.9 billion (par value) of student loans from third parties during 2012, including $3.0 billion during the fourth quarter.

- Repurchased 806,023 shares of Class A common stock for $22.8 million ($28.30 per share) during 2012, including 746,459 shares repurchased in the fourth quarter of 2012.

- Repurchased $136.1 million of debt for a gain totaling $4.0 million during 2012, including $114.4 million of debt repurchased during the fourth quarter for a gain of $3.0 million.

- Paid cash dividends totaling $1.40 per share in 2012, which includes a special fourth quarter 2012 cash dividend of $1.00 per share.

- An increase in book value per share to $25.00, or 10.5%, from December 31, 2011.

- Strong liquidity represented by $149.3 million of cash and investments as of December 31, 2012 and $299.3 million of net cash provided by operating activities during 2012.

(a) The Company provides non-GAAP information that reflects specific items management believes to be important in the evaluation of its financial position and performance. "Derivative market value and foreign currency adjustments" include (i) the unrealized gains and losses that are caused by changes in fair values of derivatives which do not qualify for "hedge treatment" under GAAP; and (ii) the foreign currency transaction gains or losses caused by the re-measurement of the Company's Euro-denominated bonds to U.S. dollars. The Company believes these point-in-time estimates of asset and liability values related to these financial instruments that are subject to interest and currency rate fluctuations affect the period-to-period comparability of the results of operations.

The Company earns fee-based revenue through the following operating segments:

- Student Loan and Guaranty Servicing ("LGS") - referred to as Nelnet Diversified Solutions ("NDS")
- Tuition Payment Processing and Campus Commerce ("TPP&CC") - referred to as Nelnet Business Solutions ("NBS")
- Enrollment Services - commonly called Nelnet Enrollment Solutions ("NES")

In addition, the Company earns net interest income on its FFELP student loan portfolio in its Asset Generation and Management ("AGM") operating segment. This segment is expected to generate a stable net interest margin and significant amounts of cash as the FFELP portfolio amortizes. As of December 31, 2012, the Company had a $24.8 billion student loan portfolio that will amortize over the next approximately 20 years. The Company actively seeks to acquire FFELP loan portfolios to leverage its servicing scale and expertise to generate incremental earnings and cash flow.

The information below provides the operating results for each reportable operating segment for the years ended December 31, 2012, 2011, and 2010 (dollars in millions).



2012
2011
2010
LGS
TPP&CC
NES
Fee Based Segments
AGM (a)
Revenue
$275.2 $244.8 $244.8
$74.4 $67.8 $59.9
$117.9 $130.5 $139.9
$467.5 $443.0 $444.5
$335.1 $357.4 $441.1
Net Income
$37.2 $35.5 $36.3
$9.3 $9.5 $6.5
$(3.7) $(1.5) $(21.1)
$42.8 $43.5 $21.7
$151.9 $163.9 $203.8
Before-Tax Operating Margin (b)
21.8% 23.4% 23.9%
20.3% 22.5% 17.6%
(2.7%) (1.8%) (5.3%)
14.8% 15.8% 7.9%

(a) Total revenue includes "net interest income after provision for loan losses" and "total other income" from the Company's segment statements of income, excluding the impact from changes in fair values of derivatives and foreign currency transaction adjustments, which was an expense of $51.8 million, income of $7.6 million, and income of $3.0 million for the years ended December 31, 2012, 2011, and 2010, respectively. Net income excludes changes in fair values of derivatives and foreign currency transaction adjustments, net of tax, which was an expense of $32.1 million, income of $4.7 million, and income of $1.9 million for the years ended December 31, 2012, 2011, and 2010, respectively.

(b) Computed as income before income taxes, excluding restructuring and impairment charges, divided by total revenue.

A summary of the results and financial highlights for each reportable operating segment for the year ended December 31, 2012 and a summary of the Company's liquidity and capital resources follows. See "Results of Operations" for each reportable operating segment and "Liquidity and Capital Resources" under this Item 7 for additional detail.

Student Loan and Guaranty Servicing

- An increase in government servicing revenue due to increased volume from the Department.
- An increase in guaranty collection revenue due to an increase in defaulted loan volume.
- An increase in software services revenue as a result of the Company beginning to provide hosted student loan servicing to a significant customer in October 2011.
- An increase in operating expenses due to incurring additional costs related to the government servicing contract and the hosted servicing software product.
- Achieved the first place ranking in the most recent annual survey results related to the servicing contract with the Department, which led to a larger allocation of loan volume to the Company for the fourth year of this contract (the period from August 15, 2012 through August 14, 2013). The Company is allocated 30 percent of new loan volume originated by the Department, up from 16 percent the prior two years.

Tuition Payment Processing and Campus Commerce

- An increase in revenue as a result of an increase in the number of managed tuition payment plans and campus commerce customers.
- A compression in margin due to an increase in amortization of intangible assets and continued investment in new products and services to meet customer needs and expand product and service offerings.

Enrollment Services

- Continued decrease in inquiry generation and inquiry management (agency) revenue due to the effects from regulatory uncertainty regarding recruiting and marketing to potential students in the for-profit college industry, which has caused schools to decrease spending on marketing efforts.
- Recorded a charge of $2.8 million related to the impairment of student list costs.

Asset Generation and Management

- The acquisition of $3.9 billion (par value) of FFELP student loans during 2012.
- The loss of $936.4 million of FFELP student loans during 2012 as a result of the Department's special direct consolidation loan initiative, the student loan borrower application period for which expired June 30, 2012.
- Continued recognition of significant fixed rate floor income due to historically low interest rates.

Liquidity and Capital Resources

- As of December 31, 2012, the Company had $149.3 million of cash and investments.
- For the year ended December 31, 2012, the Company generated $299.3 million in net cash provided by operating activities.
- Forecasted future undiscounted cash flows from the Company's FFELP student loan portfolio remain strong and are estimated to be approximately $1.97 billion as of December 31, 2012.
- On February 17, 2012, the Company entered into a new $250.0 million unsecured line of credit that has a maturity date of February 17, 2016. As of December 31, 2012, $195.0 million was available for borrowing under this line of credit.
- The Company will continue to use its strong liquidity position to capitalize on market opportunities, including FFELP student loan acquisitions; strategic acquisitions and investments, including ongoing investments in its core business areas of asset management and finance, loan servicing, payment processing, and enrollment services (education planning); and capital management initiatives, including stock repurchases, debt repurchases, and dividend distributions.

Income Taxes

- The Company's effective tax rate was 35.0 percent for the year ended December 31, 2012, compared to 36.5 percent in 2011. During 2012, state tax laws were enacted that reduced the Company's income tax expense by $3.4 million. The Company currently expects the effective tax rate in 2013 will be 36.0 percent to 38.0 percent.

CONSOLIDATED RESULTS OF OPERATIONS

The components of the Company's consolidated financial statements are summarized below.

The Company's operating results are primarily driven by the performance of its existing portfolio and the revenues generated by its fee-based businesses and the costs to provide such services. The performance of the Company's portfolio is driven by net interest income (which includes financing costs) and losses related to credit quality of the assets, along with the cost to administer and service the assets and related debt.

The Company operates as four distinct operating segments. The Company's operating segments include:

- Student Loan and Guaranty Servicing
- Tuition Payment Processing and Campus Commerce
- Enrollment Services
- Asset Generation and Management

See Item 1, "Business - Overview" for further discussion on the components of each segment. In addition, the operating results of each of the Company's reportable operating segments, including a reconciliation of the segment operating results to the consolidated results of operations, are included in note 14 of the notes to the consolidated financial statements included in this report. Since the Company monitors and assesses its operations and results based on these segments, the discussion following the consolidated results of operations is presented on a segment basis. As further discussed in the notes to the consolidated financial statements, in 2012 the Company changed its operating segment income measurement from "base net income" to GAAP net income. Prior period segment operating results have been restated to conform to the current period presentation.

Consolidated Net Interest Income after Provision for Loan Losses (net of settlements on derivatives)

	Year ended December 31,			December 31, 2012 vs. 2011 Increase(Decrease)		December 31, 2011 vs. 2010 Increase(Decrease)	
	2012	2011	2010	$	%	$	%
Interest income:							
Loan interest	$ 609,237	589,686	598,675	19,551	3.3 %	(8,989)	(1.5)%
Investment interest	4,616	3,168	5,256	1,448	45.7	(2,088)	(39.7)
Total interest income	613,853	592,854	603,931	20,999	3.5	(11,077)	(1.8)
Interest expense:							
Interest on bonds and notes payable	268,566	228,289	232,860	40,277	17.6	(4,571)	(2.0)
Net interest income	345,287	364,565	371,071	(19,278)	(5.3)	(6,506)	(1.8)
Provision for loan losses	21,500	21,250	22,700	250	1.2	(1,450)	(6.4)
Net interest income after provision for loan losses	323,787	343,315	348,371	(19,528)	(5.7)	(5,056)	(1.5)
Derivative settlements, net (a)	(14,022)	(7,840)	(14,264)	(6,182)	(78.9)	6,424	(45.0)
Net interest income after provision for loan losses (net of settlements on derivatives)	$ 309,765	335,475	334,107	(25,710)	(7.7)%	1,368	0.4 %

(a) The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured the majority of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. Derivative settlements for each applicable period should be evaluated with the Company's net interest income.

Net interest income after provision for loan losses, net of settlements on derivatives, includes the following items:

	Year ended December 31,			December 31, 2012 vs. 2011 Increase(Decrease)		December 31, 2011 vs. 2010 Increase(Decrease)	
	2012	2011	2010	$	%	$	%
Variable net interest income, net of settlements on derivatives (a)	$ 192,021	219,363	242,127	(27,342)	(12.5)%	(22,764)	(9.4)%
Fixed rate floor income, net of settlements on derivatives (b)	145,345	144,454	132,243	891	0.6	12,211	9.2
Investment interest (c)	4,616	3,168	5,256	1,448	45.7	(2,088)	(39.7)
Non-portfolio related derivative settlements	(2,232)	(611)	(928)	(1,621)	(265.3)	317	34.2
Corporate debt interest expense (d)	(8,485)	(9,649)	(21,891)	1,164	12.1	12,242	55.9
Provision for loan losses (e)	(21,500)	(21,250)	(22,700)	(250)	(1.2)	1,450	6.4
Net interest income after provision for loan losses (net of settlements on derivatives)	$ 309,765	335,475	334,107	(25,710)	(7.7)%	1,368	0.4 %

(a) The Company generates a significant portion of its earnings from the spread, referred to as its student loan spread, between the yield the Company receives on its student loan portfolio and the cost of funding these loans. Because the Company generates a significant portion of its earnings from its student loan spread, the interest rate sensitivity of the Company's balance sheet is important to its operations. The current and future interest rate environment can and will affect the Company's net interest income. The effects of changing interest rate environments are further outlined in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk."

Variable student loan spread is also impacted by the amortization/accretion of loan premiums and discounts, including capitalized costs of origination, the 1.05% per year consolidation loan rebate fee paid to the Department, and yield adjustments from borrower benefit programs. See "Asset Generation and Management Operating Segment - Results of Operations" in this Item 7 below for additional information.

(b) The Company has a portfolio of student loans that are earning interest at a fixed borrower rate which exceeds the statutorily defined variable lender rate, generating fixed rate floor income. See Item 7A, "Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Risk" for additional information.

(c) Investment interest income includes income from unrestricted interest-earning deposits and investments and funds in the Company's special purpose entities which are utilized for its asset-backed securitizations. Investment interest increased in 2012 compared to 2011 due to an increase in the average investment balance, and decreased in 2011 compared to 2010 due to lower interest rates and a decrease in average cash held.

(d) Corporate debt interest expense includes interest expense incurred on the Company's 5.125% Senior Notes, which matured in 2010 (the "Senior Notes"), Junior Subordinated Hybrid Securities, and its unsecured and secured lines of credit. The decrease in corporate debt interest expense is due to the Company using cash generated by operations and proceeds from securitization transactions to pay down corporate debt. The average outstanding corporate debt during 2010, 2011, and 2012 was approximately $881.8 million, $249.5 million, and $183.5 million, respectively.

(e) The provision for loan losses represents the periodic expense of maintaining an allowance sufficient to absorb losses inherent in the Company's portfolio of loans. See "Asset Generation and Management Operating Segment - Summary and Comparison of Operating Results" in this Item 7 below for additional information.

Consolidated Other Income

The Company also earns fees and generates revenue from other sources as summarized below.

	Year ended December 31,			December 31, 2012 vs. 2011 Increase(Decrease)		December 31, 2011 vs. 2010 Increase(Decrease)	
	2012	2011	2010	$	%	$	%
Loan and guaranty servicing revenue (a)	$ 209,748	175,657	158,584	34,091	19.4 %	17,073	10.8 %
Tuition payment processing and campus commerce revenue (b)	74,410	67,797	59,824	6,613	9.8	7,973	13.3
Enrollment services revenue (c)	117,925	130,470	139,897	(12,545)	(9.6)	(9,427)	(6.7)
Other income (d)	39,476	29,513	31,310	9,963	33.8	(1,797)	(5.7)
Gain on sale of loans and debt repurchases (e)	4,139	8,340	78,631	(4,201)	(50.4)	(70,291)	(89.4)
Derivative market value and foreign currency adjustments (f)	(47,394)	(17,807)	3,587	(29,587)	(166.2)	(21,394)	(596.4)
Derivative settlements, net (g)	(14,022)	(7,840)	(14,264)	(6,182)	(78.9)	6,424	45.0
Total other income	$ 384,282	386,130	457,569	(1,848)	(0.5)%	(71,439)	(15.6)%

(a) Student loan and guaranty servicing revenue consists of revenue generated by the Student Loan and Guaranty Servicing operating segment. See "Student Loan and Guaranty Servicing Operating Segment – Results of Operations" in this Item 7 below for additional information.

(b) Tuition payment processing and campus commerce revenue consists of revenue generated by the Company's Tuition Payment Processing and Campus Commerce operating segment. See "Tuition Payment Processing and Campus Commerce – Results of Operations" in this Item 7 below for additional information.

(c) Enrollment services revenue consists of revenue generated by the Company's Enrollment Services operating segment. See "Enrollment Services Operating Segment - Results of Operations" in this Item 7 below for additional information.

(d) The following table summarizes the components of "other income."

	Year ended December 31,		
	2012	2011	2010
Borrower late fee income (1)	$ 13,876	12,647	12,390
Investment advisory fees (2)	8,727	5,062	—
Investments - realized and unrealized gains/(losses), net	7,511	3,183	1,103
529 Plan administration fees	1,741	2,275	5,744
Other	7,621	6,346	12,073
Other income	$ 39,476	29,513	31,310

(1) Borrower late fee income is earned by the education lending subsidiaries (in the Asset Generation and Management operating segment) and is recognized when payments are collected from the borrower.

(2) During 2011, the Company began to provide investment advisory services under various arrangements and earns annual fees of 25 basis points on the outstanding balance of investments and up to 50 percent of the gains from the sale of securities for which it provides advisory services. As of December 31, 2012 and December 31, 2011, the outstanding balance of investments subject to these arrangements was $669.3 million and $394.2 million, respectively.

(e) The Company periodically engages in selling loans and repurchasing its debt. Depending on market conditions, the Company generally realizes gains on such transactions. "Gain on sale of loans and debt repurchases" includes the following:

	Year ended December 31, 2012			Year ended December 31, 2011			Year ended December 31, 2010		
	Notional amount	Purchase price	Gain	Notional amount	Purchase price	Gain	Notional amount	Purchase price	Gain
Gains on debt repurchases:									
Junior Subordinated Hybrid Securities	$ 1,465	1,140	325	62,558	55,651	6,907	34,995	30,073	4,922
Asset-backed securities	134,667	130,969	3,698	12,254	12,199	55	690,750	650,789	39,961
	$ 136,132	132,109	4,023	74,812	67,850	6,962	725,745	680,862	44,883
Gain on sale of loans			116			1,378			33,748
Gain on sale of loans and debt repurchases			$ 4,139			8,340			78,631

(f) The change in "derivative market value and foreign currency adjustments" is the result of the change in the fair value of the Company's derivative portfolio and transaction gains/losses resulting from the re-measurement of the Company's Euro-denominated bonds to U.S. dollars. These changes are summarized below. Valuations of derivative instruments vary based upon many factors, including changes in interest rates, credit risk, foreign currency fluctuations, and other market factors. As a result, net gains and losses on derivatives and hedging activities may vary significantly from period to period.

	Year ended December 31,		
	2012	2011	2010
Change in fair value of derivatives - income (expense)	$ (27,833)	(50,513)	(77,134)
Foreign currency transaction adjustment - income (expense)	(19,561)	32,706	80,721
Derivative market value and foreign currency adjustments - income (expense)	$ (47,394)	(17,807)	3,587

(g) As discussed in footnote (a) to the "Consolidated Net Interest Income after Provision for Loan Losses (net of settlements on derivatives)" table above, derivative settlements should be evaluated with the Company's net interest income.

Consolidated Operating Expenses

Operating expenses includes indirect costs incurred to acquire student loans; costs incurred to manage and administer the Company's student loan portfolio and its financing transactions; costs incurred to service the Company's student loan portfolio and the portfolios of third parties; collection costs related to rehabilitation revenue; the cost to provide enrollment services; costs incurred to provide tuition payment processing and campus commerce products and services to third parties; the depreciation and amortization of capital assets and intangible assets; investments in products, services, and technology to meet customer needs and support continued revenue growth; and other general and administrative expenses. Operating expenses also includes impairment charges related to the impairment of goodwill and certain intangible assets. Operating expenses in 2010 includes employee termination benefits and lease termination costs related to restructuring activities and a litigation settlement charge.

As shown below, operating expenses, excluding direct costs to provide enrollment services, depreciation and amortization, impairment charges, restructuring charges, a litigation settlement, and collection costs related to loan rehabilitation revenue increased $24.1 million (8.8%) for the year ended December 31, 2012 compared to 2011, and increased $7.8 million (2.9%) for the year ended December 31, 2011 compared to 2010.

	Year ended December 31,			December 31, 2012 vs. 2011 Increase(Decrease)		December 31, 2011 vs. 2010 Increase(Decrease)	
	2012	2011	2010	$	%	$	%
Salaries and benefits	$ 192,826	177,951	166,011	14,875	8.4%	11,940	7.2%
Other expenses	105,489	96,300	100,424	9,189	9.5	(4,124)	(4.1)
Operating expenses, excluding cost to provide enrollment services, depreciation and amortization, impairment charges, restructuring charges, litigation settlement, and collection costs related to loan rehabilitation revenue	298,315	274,251	266,435	24,064	8.8%	7,816	2.9%
Cost to provide enrollment services	78,375	86,548	91,647				
Depreciation and amortization	33,625	29,744	38,444				
Impairment expense (a)	2,767	—	26,599				
Restructure expense	—	—	6,020				
Litigation settlement (b)	—	—	55,000				
Collection costs related to loan rehabilitation revenue (c)	20,482	17,115	19,341				
Total operating expenses	$ 433,564	407,658	503,486				

(a) The Company incurred impairments of certain intangible assets (2012 and 2010) and goodwill (2010) recorded at the Enrollment Services operating segment.

(b) The Company entered into a settlement agreement during 2010 to settle all claims associated with the "qui tam" action brought by Jon H. Oberg. As a result of the settlement, the Company recorded a $55.0 million pre-tax charge.

(c) The Company incurred collection costs directly related to revenue earned from rehabilitation loans. These costs are included in "other" under the operating expense section of the consolidated statements of income and are shown separately in the above table for comparability purposes for the periods shown.

The increase in operating expenses over the last two years was due to the addition of resources and incurring other expenses to (i) support the growth in loan and guaranty servicing revenue and improve survey results related to the government servicing contract; (ii) support the hosted servicing software product; (iii) implement and comply with the Department's special direct consolidation loan initiative; and (iv) support the increase in the number of managed tuition payment plans and campus commerce customers.

Consolidated Income Taxes

The Company's effective tax rate was 35.0 percent and 36.5 percent for the years ended December 31, 2012 and 2011, respectively. The effective tax rate during 2012 decreased compared to 2011 due to various state changes and changes in the Company's gross unrecognized tax benefits liability. During 2012, state tax laws were enacted that reduced the Company's income tax expense by $3.4 million. The Company currently expects the effective tax rate in 2013 will be 36 percent to 38 percent.

The Company's effective tax rate was 36.5 percent and 37.5 percent for the years ended December 31, 2011 and 2010, respectively. The effective tax rate during 2011 decreased compared to 2010 due to a decrease in the Company's valuation allowance, state incentive tax credits, and an overall reduction of the Company's state effective tax rate.

STUDENT LOAN AND GUARANTY SERVICING OPERATING SEGMENT – RESULTS OF OPERATIONS

Student Loan Servicing Volumes (dollars in millions)



Government Servicing
Private Servicing
FFELP Servicing
$90,000
$75,000
$60,000
$45,000
$30,000
$15,000
$-
$37,550
$3,439
$1,722
$32,388
$61,477
$30,286
$1,791
$29,400
$67,965
$37,316
$1,848
$28,801
$68,974
$38,827
$1,819
$28,328
$74,488
$44,579
$1,920
$27,989
$76,119
$46,115
$1,931
$28,073
$82,078
$51,772
$2,045
$28,261
$85,490
$56,037
$2,015
$27,437
$92,530
$63,637
$2,106
$26,787
$97,492
$68,780
$2,103
$26,609
Dec 31, 09
Dec 31, 10
Mar 31, 11
Jun 30, 11
Sep 30, 11
Dec 31, 11
Mar 31, 12
Jun 30, 12
Sep 30, 12
Dec 31, 12

Company owned	$23,139	$23,727	$23,249	$22,757	$22,503	$22,650	$22,277	$21,926	$21,504	$21,237
% of total	61.6%	38.6%	34.2%	33.0%	30.2%	29.8%	27.1%	25.6%	23.2%	21.8%
Number of servicing borrowers:										
Government servicing:	441,913	2,804,502	2,814,142	2,666,183	2,966,706	3,036,534	3,096,026	3,137,583	3,588,412	3,892,929
FFELP servicing:	2,311,558	1,912,748	1,870,538	1,837,272	1,812,582	1,799,484	1,779,245	1,724,087	1,659,020	1,626,146
Private servicing:	152,200	155,947	154,106	151,734	162,950	164,554	163,135	161,763	175,070	173,331
Total:	2,905,671	4,873,197	4,838,786	4,655,189	4,942,238	5,000,572	5,038,406	5,023,433	5,422,502	5,692,406
Number of remote hosted borrowers	684,996	545,456	529,682	514,538	579,600	9,566,296	8,645,463	7,909,300	7,505,693	6,912,204

Summary and Comparison of Operating Results

	Year ended December 31,			December 31, 2012 vs. 2011 Increase (Decrease)		December 31, 2011 vs. 2010 Increase (Decrease)	
	2012	**2011**	**2010**	**$**	**%**	**$**	**%**
Net interest income	$ 53	58	62	(5)	(8.6)%	(4)	(6.5)%
Loan and guaranty servicing revenue	209,748	175,657	158,838	34,091	19.4	16,819	10.6
Intersegment servicing revenue	65,376	69,037	85,342	(3,661)	(5.3)	(16,305)	(19.1)
Other income	—	—	519	—	—	(519)	(100.0)
Total other income	275,124	244,694	244,699	30,430	12.4	(5)	—
Salaries and benefits	115,126	102,878	95,293	12,248	11.9	7,585	8.0
Depreciation and amortization	18,415	15,313	13,755	3,102	20.3	1,558	11.3
Restructure expense	—	—	6,040	—	—	(6,040)	(100.0)
Other expenses	70,505	60,442	60,211	10,063	16.6	231	0.4
Intersegment expenses, net	5,280	4,776	5,074	504	10.6	(298)	(5.9)
Total operating expenses	209,326	183,409	180,373	25,917	14.1	3,036	1.7
Income before income taxes and corporate overhead allocation	65,851	61,343	64,388	4,508	7.3	(3,045)	(4.7)
Corporate overhead allocation	(5,904)	(4,138)	(5,856)	(1,766)	(42.7)	1,718	29.3
Income before income taxes	59,947	57,205	58,532	2,742	4.8	(1,327)	(2.3)
Income tax expense	(22,780)	(21,736)	(22,243)	(1,044)	(4.8)	507	2.3
Net income	$ 37,167	35,469	36,289	1,698	4.8 %	(820)	(2.3)%
Before tax operating margin, excluding restructure expense	21.8%	23.4%	23.9%				

Loan and guaranty servicing revenue

	Year ended December 31,			December 31, 2012 vs. 2011 Increase (Decrease)		December 31, 2011 vs. 2010 Increase (Decrease)	
	2012	**2011**	**2010**	**$**	**%**	**$**	**%**
FFELP servicing (a)	$ 24,255	26,653	37,013	(2,398)	(9.0)%	(10,360)	(28.0)%
Private servicing	9,201	9,911	9,304	(710)	(7.2)	607	6.5
Government servicing (b)	69,493	50,978	29,947	18,515	36.3	21,031	70.2
FFELP guaranty collection (c)	58,926	47,801	45,123	11,125	23.3	2,678	5.9
FFELP guaranty servicing (d)	13,183	16,249	18,503	(3,066)	(18.9)	(2,254)	(12.2)
Software services (e)	33,512	23,443	18,948	10,069	43.0	4,495	23.7
Other	1,178	622	—	556	89.4	622	100.0
Loan and guaranty servicing revenue	$ 209,748	175,657	158,838	34,091	19.4 %	16,819	10.6 %

(a) FFELP servicing revenue decreased due to third-party customers' FFELP portfolios decreasing in size due to run off.

(b) Government servicing revenue increased due to the increase in the number of borrowers serviced.

(c) The Company earns revenue from rehabilitating defaulted FFELP loan assets on behalf of FFELP guaranty agencies. This revenue has increased based on an increase in defaulted loan volume. However, over time, this FFELP-related revenue source will decrease as FFELP portfolios continue to run off.

(d) FFELP guaranty servicing revenue will continue to decrease as FFELP portfolios run off and guaranty volume decreases.

(e) In October 2011, the Company began providing hosted student loan servicing to a significant customer, which resulted in an increase in software services revenue. The contract with this customer expires in December 2013, at which time the Company expects the number of remote hosted borrowers and related revenue to significantly decrease. However, a portion of these borrowers will transfer to a full-service borrower under the Department's servicing contract. During 2012, $14.7 million in software services revenue was earned from this customer.

The increase in remote hosted servicing revenue compared to prior periods was offset by a reduction in other software services revenue due to a decrease in the number of other products and services provided to external customers as a result of legislative changes in the student loan industry.

Intersegment servicing revenue. Intersegment servicing revenue includes servicing revenue earned for the Student Loan and Guaranty Servicing operating segment as a result of servicing loans for the Asset Generation and Management operating segment.

Operating expenses. Excluding restructure expense and collection costs related to guaranty collection revenue, 2012 operating expenses increased $22.5 million (13.6%) in 2012 compared with 2011 and increased $11.3 million (7.3%) in 2011 compared to 2010. These increases were due to incurring additional costs related to:

- Supporting the increase in government servicing volume.
- Supporting initiatives to improve performance metrics under the government servicing contract.
- Preparing for and supporting additional volume that was added to the Company's servicing platforms related to the hosted servicing software solution.

There is potential for continued compression of operating margin in this operating segment as a result of the government servicing portfolio growing as a percentage of the Company's total servicing portfolio.

TUITION PAYMENT PROCESSING AND CAMPUS COMMERCE OPERATING SEGMENT – RESULTS OF OPERATIONS

This segment of the Company's business is subject to seasonal fluctuations which correspond, or are related to, the traditional school year. Tuition management revenue is recognized over the course of the academic term, but the peak operational activities take place in summer and early fall. Revenue associated with providing electronic commerce subscription services is recognized over the service period, with the highest revenue months being July through September and December and January. The Company's operating expenses do not follow the seasonality of the revenues. This is primarily due to generally fixed year-round personnel costs and seasonal marketing costs. Based on the timing of revenue recognition and when expenses are incurred, revenue and pre-tax operating margin are higher in the first quarter and lower in the second quarter.

Summary and Comparison of Operating Results

	Year ended December 31,			December 31, 2012 vs. 2011 Increase (Decrease)		December 31, 2011 vs. 2010 Increase (Decrease)	
	2012	2011	2010	$	%	$	%
Net interest income	$ 8	21	32	(13)	(61.9)%	(11)	(34.4)%
Tuition payment processing and campus commerce revenue	74,410	67,797	59,824	6,613	9.8	7,973	13.3
Salaries and benefits	34,314	30,070	27,180	4,244	14.1	2,890	10.6
Depreciation and amortization	7,240	6,179	7,089	1,061	17.2	(910)	(12.8)
Other expenses	10,439	10,192	9,379	247	2.4	813	8.7
Intersegment expenses, net	5,383	4,714	3,730	669	14.2	984	26.4
Total operating expenses	57,376	51,155	47,378	6,221	12.2	3,777	8.0
Income before income taxes and corporate overhead allocation	17,042	16,663	12,478	379	2.3	4,185	33.5
Corporate overhead allocation	(1,968)	(1,379)	(1,952)	(589)	(42.7)	573	29.4
Income before income taxes	15,074	15,284	10,526	(210)	(1.4)	4,758	45.2
Income tax expense	(5,728)	(5,807)	(4,000)	79	1.4	(1,807)	(45.2)
Net income	$ 9,346	9,477	6,526	(131)	(1.4)%	2,951	45.2 %
Before tax operating margin	20.3%	22.5%	17.6%				

Tuition payment processing and campus commerce revenue. Tuition payment processing and campus commerce revenue has been increasing year over year as a result of an increase in the number of managed tuition payment plans as well as an increase in campus commerce customers.

Operating expenses. Operating expenses increased year over year as a result of incurring additional costs to support the increase in the number of managed tuition payment plans and campus commerce customers. In addition, the Company continues to invest in new products and services to meet customer needs and expand product and service offerings. The amount and types of investments made by the Company impacts operating expenses and operating margin from period to period. The operating expenses for the years ended December 31, 2012, 2011, and 2010 includes $6.3 million, $5.0 million, and $5.8 million, respectively, of amortization expense related to intangible assets. Excluding amortization expense of intangible assets, the before tax operating margin for the years ended December 31, 2012, 2011, and 2010 was 28.7%, 29.9%, and 27.2%, respectively.

ENROLLMENT SERVICES OPERATING SEGMENT – RESULTS OF OPERATIONS

Summary and Comparison of Operating Results

	Year ended December 31,			December 31, 2012 vs. 2011 Increase (Decrease)		December 31, 2011 vs. 2010 Increase (Decrease)	
	2012	2011	2010	$	%	$	%
Enrollment services revenue	$117,925	130,470	139,897	(12,545)	(9.6)%	(9,427)	(6.7)%
Salaries and benefits	22,816	25,155	24,827	(2,339)	(9.3)	328	1.3
Cost to provide enrollment services	78,375	86,548	91,647	(8,173)	(9.4)	(5,099)	(5.6)
Depreciation and amortization	6,491	6,854	15,771	(363)	(5.3)	(8,917)	(56.5)
Impairment expense	2,767	—	26,599	2,767	100.0	(26,599)	(100.0)
Other expenses	7,649	9,425	10,683	(1,776)	(18.8)	(1,258)	(11.8)
Intersegment expenses, net	3,768	3,521	2,467	247	7.0	1,054	42.7
Total operating expenses	121,866	131,503	171,994	(9,637)	(7.3)	(40,491)	(23.5)
Income (loss) before income taxes and corporate overhead allocation	(3,941)	(1,033)	(32,097)	(2,908)	(281.5)	31,064	96.8
Corporate overhead allocation	(1,968)	(1,379)	(1,952)	(589)	(42.7)	573	29.4
Income (loss) before income taxes	(5,909)	(2,412)	(34,049)	(3,497)	(145.0)	31,637	92.9
Income tax (expense) benefit	2,244	917	12,935	1,327	144.7	(12,018)	(92.9)
Net income (loss)	$ (3,665)	(1,495)	(21,114)	(2,170)	(145.2)%	19,619	92.9 %
Before tax operating margin, excluding impairment expense	(2.7)%	(1.8)%	(5.3)%				

Enrollment services revenue, cost to provide enrollment services, and gross profit

	Year ended December 31, 2012					
	Inquiry Generation (a)	Inquiry Management (Agency) (a)	Inquiry Management (Software) (b)	Digital Marketing (c)	Content Solutions (d)	Total
Enrollment services revenue	$ 17,650	72,930	3,620	4,850	18,875	117,925
Cost to provide enrollment services	10,717	64,705	—	268	2,685	78,375
Gross profit	$ 6,933	8,225	3,620	4,582	16,190	39,550
Gross profit %	39.3%	11.3%				

	Year ended December 31, 2011					
	Inquiry Generation (a)	Inquiry Management (Agency) (a)	Inquiry Management (Software) (b)	Digital Marketing (c)	Content Solutions (d)	Total
Enrollment services revenue	$ 24,556	78,804	2,690	4,455	19,965	130,470
Cost to provide enrollment services	14,552	69,533	—	317	2,146	86,548
Gross profit	$ 10,004	9,271	2,690	4,138	17,819	43,922
Gross profit %	40.7%	11.8%				

	Year ended December 31, 2010					
	Inquiry Generation (a)	Inquiry Management (Agency) (a)	Inquiry Management (Software) (b)	Digital Marketing (c)	Content Solutions (d)	Total
Enrollment services revenue	$ 27,228	84,148	1,659	4,848	22,014	139,897
Cost to provide enrollment services	15,266	73,243	—	403	2,735	91,647
Gross profit	$ 11,962	10,905	1,659	4,445	19,279	48,250
Gross profit %	43.9%	13.0%				

(a) Inquiry generation revenue decreased $6.9 million (28.1%) and $2.7 million (9.8%) and inquiry management (agency) revenue decreased $5.9 million (7.5%) and $5.3 million (6.4%) for the years ended December 31, 2012 and 2011, respectively, compared to 2011 and 2010, respectively, due to a decrease in client activity.

Revenues from these services have been affected by the ongoing regulatory uncertainty regarding recruiting and marketing to potential students in the for-profit college industry, which has caused schools to decrease spending on marketing efforts. The Company is focused on increasing revenue and gross margin from 2012 operating results by increasing quality inquiries and volume.

(b) Inquiry management (software) revenue increased $0.9 million (34.6%) and $1.0 million (62.1%) for the years ended December 31, 2012 and 2011, respectively, compared to 2011 and 2010, respectively, due to an increase in client activity and the number of clients. The Company believes it will continue to see continued growth in software revenue as existing customers expand their use of the software and new customers and service offerings are added.

(c) Digital marketing revenue increased $0.4 million (8.9%) and decreased $0.4 million (8.1%) for the years ended December 31, 2012 and 2011, respectively, compared to 2011 and 2010, respectively. Revenue increased in 2012 due to the Company's investment in on-line college and university product offerings and decreased in 2011 due to decreased sales of essay editing services.

(d) Content solutions revenue decreased $1.1 million (5.5%) and $2.0 million (9.3%) for the years ended December 31, 2012 and 2011, respectively, compared to 2011 and 2010, respectively, as a result of a decrease in list marketing services and a decrease in the size of a contract with a significant government customer. The Company expects continued decreases in content solutions revenue as list marketing revenue continues to decrease.

Depreciation and amortization. Depreciation and amortization for the years ended December 31, 2012, 2011, and 2010, includes $1.7 million, $2.7 million, and $6.6 million, respectively, of amortization expense related to student list costs and $4.1 million, $3.7 million, and $8.4 million, respectively, of amortization expense of intangible assets. In 2010, the Company accelerated the amortization of student list costs to better reflect the pattern in which the economic benefit of this asset is used to generate revenue. As of December 31, 2012, all Enrollment Services' intangible assets are fully amortized.

Impairment expense. In 2012, the Company recognized an impairment charge of $2.8 million related to student list costs. In addition, in 2010, as a result of the annual goodwill impairment test, the Company recorded impairment charges at two reporting units included in the Enrollment Services operating segment. These charges consisted of $23.9 million related to its inquiry generation and management business and $2.7 million related to its list marketing business.

Operating expenses. Excluding the cost to provide enrollment services, depreciation and amortization, and impairment expense, operating expenses for the years ended December 31, 2012 and 2011 decreased $3.9 million (10.2%) and increased $0.1 million, respectively, compared to 2011 and 2010, respectively. The decrease in operating expenses in 2012 was due to cost saving measures made by the Company in reaction to the ongoing decline in revenue in this segment. Operating expenses in 2011 were flat compared to 2010 due to a reduction in facilities costs, offset by investment in new products and services to meet customer needs and expand service offerings.

ASSET GENERATION AND MANAGEMENT OPERATING SEGMENT – RESULTS OF OPERATIONS

Student Loan Portfolio

As of December 31, 2012, the Company has a $24.8 billion student loan portfolio that will amortize over the next approximately 20 years. For a summary of the Company's student loan portfolio as of December 31, 2012 and December 31, 2011, see note 3 of the notes to the consolidated financial statements included in this report.

Loan Activity

The following table sets forth the activity of loans classified as "held for investment":

	Year ended December 31,		
	2012	2011	2010
Beginning balance (loans held for investment)	$ 24,359,625	23,784,069	23,635,874
Loan originations	—	—	831,048
Loan acquisitions	3,885,138	2,841,334	3,371,116
Total originations and acquisitions (a)	3,885,138	2,841,334	4,202,164
Repayments, claims, capitalized interest, participations, and other	(1,807,144)	(1,650,489)	(1,221,662)
Consolidation loans lost to external parties (b)	(1,331,163)	(585,230)	(599,927)
Loans sold (c)	(110,576)	(30,059)	(2,141,124)
Loans reclassified to held for sale	—	—	(91,256)
Ending balance (loans held for investment)	$ 24,995,880	24,359,625	23,784,069

(a) As a result of legislation effective July 1, 2010, all new federal loan originations are made by the Department of Education through the Federal Direct Loan Program and the Company no longer originates FFELP loans. However, the Company believes there will continue to be opportunities to purchase FFELP loan portfolios from current FFELP participants looking to adjust their FFELP businesses.

(b) On October 25, 2011, the White House and the Department announced a short-term special direct consolidation loan initiative to eligible student loan borrowers, with a borrower application period beginning in January 2012 and ending June 30, 2012. The Department's initiative allowed student loan borrowers with at least one FFELP loan and at least one federal student loan owned by the Department to convert the FFELP loans to the Federal Direct Loan Program. As a result of this initiative, the amount of loans lost to external parties has increased compared to prior periods. For the year ended December 31, 2012, the Company lost FFELP loans of $936.4 million as a result of this initiative.

(c) During 2010, the Company sold $2.1 billion of student loans to the Department under a program that provided liquidity to student loan lenders. Loans sold during 2012 and 2011 related to delinquent loans funded in the Department's conduit program and were sold as required by the provisions of that facility.

Allowance for Loan Losses, Loan Repurchase Obligations, and Loan Delinquencies

The provision for loan losses represents the periodic expense of maintaining an allowance sufficient to absorb losses, net of recoveries, inherent in the portfolio of student loans.

In addition, the Company's servicing operations are obligated to repurchase certain non-federally insured loans subject to participation interests in the event such loans become 60 or 90 days delinquent, and the Company has also retained credit risk related to certain non-federally insured loans sold and will pay cash to purchase back any of these loans which become 60 days delinquent. The Company's estimate related to its obligation to repurchase these loans is included in "other liabilities" in the Company's consolidated balance sheets.

Delinquencies have the potential to adversely impact the Company's earnings through increased servicing and collection costs and account charge-offs.

For a summary of the activity in the allowance for loan losses and accrual related to the Company's loan repurchase obligations for the years ended December 31, 2012, 2011, and 2010, and a summary of the Company's federally insured student loan delinquency amounts as of December 31, 2012, 2011, and 2010, see note 3 of the notes to the consolidated financial statements included in this report.

The delinquency trends in the Company's portfolio of federally insured loans were higher in 2012 as compared to 2011 and 2010, due to the sustained downturn in the economy and delinquent loans that were acquired in 2012. The increased delinquencies resulted in an increase in the provision for loan losses on federally insured loans.

The Company's non-federally insured loan portfolio has decreased since 2008 as a result of loan sales, runoff, and the Company no longer originating non-federally insured loans. The amortization of the non-federally insured student loan portfolio has resulted in provision expense being less than charge-offs during the years ended December 31, 2012, 2011, and 2010.

Student Loan Spread Analysis

The following table analyzes the student loan spread on the Company's portfolio of student loans, which represents the spread between the yield earned on student loan assets and the costs of the liabilities and derivative instruments used to fund the assets.

	Year ended December 31,		
	2012	2011	2010
Variable student loan yield, gross	2.63%	2.58%	2.64%
Consolidation rebate fees	(0.75)	(0.72)	(0.68)
Premium and deferred origination costs amortization, net of discount accretion	—	(0.09)	(0.20)
Variable student loan yield, net	1.88	1.77	1.76
Student loan cost of funds - interest expense	(0.98)	(0.84)	(0.83)
Student loan cost of funds - bonds and notes payable discount accretion	(0.11)	(0.06)	—
Student loan cost of funds - derivative settlements	0.03	0.05	0.03
Variable student loan spread	0.82	0.92	0.96
Fixed rate floor income, net of settlements on derivatives	0.62	0.60	0.52
Core student loan spread	1.44%	1.52%	1.48%
Average balance of student loans	$ 23,694,388	24,045,003	25,212,190
Average balance of debt outstanding	23,932,304	24,237,459	25,327,210

A trend analysis of the Company's core and variable student loan spreads is summarized below.



1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
Core and Variable Student Loan Spreads
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
Asset / Liability Base Rate Spread (a)
1.45%
1.54%
1.41%
1.46%
1.46%
1.51%
1.59%
1.51%
1.43%
1.43%
1.44%
1.44%
0.85%
1.06%
0.90%
0.91%
0.91%
0.94%
0.94%
0.87%
0.79%
0.81%
0.84%
0.84%
0.05%
0.02%
0.10%
0.04%
0.06%
0.10%
0.08%
0.18%
0.28%
0.22%
0.20%
0.15%
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11 Q4 11 Q1 12 Q2 12 Q3 12 Q4 12
Variable
Core
Asset/Liability Base Rate Spread

(a) Prior to April 1, 2012, the interest earned on the majority of the Company's FFELP student loan assets was indexed to the three-month commercial paper rate. As allowed by legislation, effective April 1, 2012, the Company elected to change the index on which the Special Allowance Payments are calculated for FFELP loans from the commercial paper rate to the one-month LIBOR rate. The Company funds the majority of its assets with three-month LIBOR indexed floating rate securities. The relationship between the indices in which the Company earns interest on its loans and funds such loans has a significant impact on student loan spread. This table (the right axis) shows the difference between the Company's liability base rate and the one-month LIBOR (Q2 2012 - Q4 2012) or commercial paper rate indices (Q1 2010 - Q1 2012) by quarter.

Variable student loan spread decreased during the year ended December 31, 2012 as compared to the prior years as a result of the widening of the Asset/Liability Base Rate spread as reflected in the previous table.

The primary difference between variable student loan spread and core student loan spread is fixed rate floor income, net of settlements on derivatives. A summary of fixed rate floor income and its contribution to core student loan spread follows:

	Year ended December 31,		
	2012	2011	2010
Fixed rate floor income, gross	$ 164,615	164,700	151,861
Derivative settlements (a)	(19,270)	(20,246)	(19,618)
Fixed rate floor income, net	$ 145,345	144,454	132,243
Fixed rate floor income contribution to spread, net	0.62%	0.60%	0.52%

(a) Includes settlement payments on derivatives used to hedge student loans earning fixed rate floor income.

The high levels of fixed rate floor income earned during 2012, 2011, and 2010 are due to historically low interest rates. If interest rates remain low, the Company anticipates continuing to earn significant fixed rate floor income in future periods. See Item 7A, "Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk," which provides additional detail on the Company's portfolio earning fixed rate floor income and the derivatives used by the Company to hedge these loans.

Summary and Comparison of Operating Results

	Year ended December 31,			December 31, 2012 vs. 2011 Increase (Decrease)		December 31, 2011 vs. 2010 Increase (Decrease)	
	2012	2011	2010	$	%	$	%
Net interest income after provision for loan losses	$ 324,906	347,811	362,059	(22,905)	(6.6)%	(14,248)	(3.9)%
Other income	18,219	15,416	18,639	2,803	18.2	(3,223)	(17.3)
Gain on sale of loans and debt repurchases	3,814	1,433	73,709	2,381	166.2	(72,276)	(98.1)
Derivative market value and foreign currency adjustments, net	(51,809)	7,571	3,046	(59,380)	(784.3)	4,525	148.6
Derivative settlements, net	(11,792)	(7,228)	(13,336)	(4,564)	(63.1)	6,108	45.8
Total other income	(41,568)	17,192	82,058	(58,760)	(341.8)	(64,866)	(79.0)
Salaries and benefits	2,252	2,791	4,524	(539)	(19.3)	(1,733)	(38.3)
Other expenses	16,435	13,381	12,759	3,054	22.8	622	4.9
Intersegment expenses, net	66,215	70,018	85,268	(3,803)	(5.4)	(15,250)	(17.9)
Total operating expenses	84,902	86,190	102,551	(1,288)	(1.5)	(16,361)	(16.0)
Income before income taxes and corporate overhead allocation	198,436	278,813	341,566	(80,377)	(28.8)	(62,753)	(18.4)
Corporate overhead allocation	(5,306)	(6,896)	(9,759)	1,590	23.1	2,863	29.3
Income before income taxes	193,130	271,917	331,807	(78,787)	(29.0)	(59,890)	(18.0)
Income tax expense	(73,387)	(103,327)	(126,086)	29,940	29.0	22,759	18.1
Net income	$ 119,743	168,590	205,721	(48,847)	(29.0)%	(37,131)	(18.0)%
Additional information:							
Net income	$ 119,743	168,590	205,721	(48,847)	(29.0)%	(37,131)	(18.0)%
Derivative market value and foreign currency adjustments, net	51,809	(7,571)	(3,046)	59,380	784.3	(4,525)	(148.6)
Tax effect	(19,687)	2,877	1,157	(22,564)	(784.3)	1,720	148.7
Net income, excluding derivative market value and foreign currency adjustments	$ 151,865	163,896	203,832	(12,031)	(7.3)%	(39,936)	(19.6)%

Net interest income after provision for loan losses (net of settlements on derivatives).

	Year ended December 31,			December 31, 2012 vs. 2011 Increase (Decrease)		December 31, 2011 vs. 2010 Increase (Decrease)	
	2012	2011	2010	$	%	$	%
Variable interest income, net of settlements on derivatives (a)	$ 630,267	633,486	674,826	(3,219)	(0.5)%	(41,340)	(6.1)%
Consolidation rebate fees (b)	(178,211)	(174,387)	(170,998)	(3,824)	(2.2)	(3,389)	(2.0)
Premium and deferred origination costs amortization, net of discount accretion (c)	47	(21,095)	(50,731)	21,142	100.2	29,636	58.4
Interest on bonds and notes payable (d)	(233,714)	(204,946)	(210,968)	(28,768)	(14.0)	6,022	2.9
Bonds and notes payable discount accretion (e)	(26,368)	(13,695)	—	(12,673)	(92.5)	(13,695)	(100.0)
Variable student loan interest margin, net of settlements on derivatives	192,021	219,363	242,129	(27,342)	(12.5)	(22,766)	(9.4)
Fixed rate floor income, net of settlements on derivatives (f)	145,345	144,454	132,243	891	0.6	12,211	9.2
Investment interest	955	1,051	1,421	(96)	(9.1)	(370)	(26.0)
Intercompany interest	(3,707)	(3,035)	(4,370)	(672)	(22.1)	1,335	30.5
Provision for loan losses - federally insured (g)	(22,000)	(20,000)	(18,700)	(2,000)	(10.0)	(1,300)	(7.0)
Provision for loan losses - non-federally insured (h)	500	(1,250)	(4,000)	1,750	140.0 %	2,750	68.8 %
Net interest income after provision for loan losses (net of settlements on derivatives (i))	$ 313,114	340,583	348,723	(27,469)	(8.1)%	(8,140)	(2.3)%

(a) Variable interest income, net of settlements on derivatives, decreased in 2012 compared to 2011 as a result of a decrease in the average student loan portfolio of $0.4 billion (1.5%). This decrease is partially offset by the increase in the yield earned on student loans, net of derivative settlements (2.66% in 2012 and 2.63% in 2011).

Variable interest income, net of settlements on derivatives, decreased in 2011 compared to 2010 as a result of a decrease in the average student loan portfolio of $1.2 billion (4.6%) and a decrease in yield earned on student loans, net of derivative settlements (2.63% in 2011 and 2.67% in 2010).

(b) Consolidation rebate fees increased year over year due to an increase in the average consolidation loan portfolio.

(c) The amortization of loan premiums and deferred origination costs, net of discount accretion, decreased in 2012 and 2011 compared to prior periods as a result of the ongoing purchase of loans at a discount, which reduced the net costs being amortized/accreted.

(d) Interest on bonds and notes payable increased in 2012 compared to 2011 as a result of an increase in cost of funds from 0.84% in 2011 to 0.98% in 2012. This increase is partially offset by a decrease in average debt outstanding of $0.3 billion (1.3%). Interest on bonds and notes payable decreased in 2011 compared to 2010 due to a decrease in the average debt outstanding of $1.1 billion (4.3%).

(e) During July 2011, the Company recorded a discount on bonds and notes payable assumed as a result of the purchase of the residual interest on $1.9 billion of student loans and related debt. In addition, the Company recorded a discount related to asset-backed securities issued in 2012. The bonds and notes payable discount is being accreted using the effective interest method over the lives of the bonds and notes payable.

(f) The high levels of fixed rate floor income earned during the years ended December 31, 2012, 2011, and 2010 are due to historically low interest rates.

(g) The provision for loan losses on federally insured loans increased year over year due to an increase in delinquent loans.

(h) The non-federally insured loan provision decreased year over year due to a decrease in the dollar amount of the portfolio, as well as a decrease in charge-offs.

(i) The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured the majority of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. Derivative settlements for each applicable period should be evaluated with the Company's net interest income.

Other income. The following table summarizes the components of "other income."

	Year ended December 31,		
	2012	2011	2010
Borrower late fee income	$ 13,876	12,647	12,390
Realized and unrealized gains (losses) on investments, net	1,713	(137)	2
Other	2,630	2,906	6,247
Other income	$ 18,219	15,416	18,639

Gain on sale of loans and debt repurchases. A summary of gains from the sale of loans and debt repurchases follows:

	Year ended December 31,		
	2012	2011	2010
Gain on sale of loans (a)	$ 116	1,378	33,748
Gain on debt repurchases - asset-backed securities (b)	3,698	55	39,961
Gain on sale of loans and debt repurchases, net	$ 3,814	1,433	73,709

(a) Included in the gain on sale of loans for the year ended December 31, 2010 is a gain of $33.8 million resulting from the sale of $2.1 billion of student loans to the Department under a program that provided liquidity to student loan lenders.

(b) During the years ended December 31, 2012, 2011, and 2010, the Company repurchased asset-backed securities of $134.7 million, $12.3 million, and $690.8 million, respectively.

Derivative market value and foreign currency adjustments, net. The Company maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Derivative instruments primarily used by the Company to manage interest rate risk include interest rate swaps and basis swaps. Management has structured the majority of the Company's derivative transactions with the intent that each is economically effective. However, the Company's derivatives do not qualify for hedge accounting treatment, and the stand-alone derivatives must be marked-to-market, the adjustments for which are included in "derivative market value and foreign currency adjustments, net" in the statements of income.

In addition, the Company has Euro-denominated bonds of which the principal and accrued interests are re-measured at each reporting period to U.S. dollars. Changes in the principal and accrued interest amounts as a result of foreign currency exchange rate fluctuations are included in "derivative market value and foreign currency adjustments, net." In connection with the issuance of the Euro-denominated bonds, the Company has entered into cross-currency interest rate swaps which do not qualify for hedge accounting treatment. The re-measurement of the Euro-denominated bonds generally correlates with the change in fair value of the cross-currency interest rate swaps. However, the Company will experience unrealized gains or losses related to the cross-currency interest rate swaps if the two underlying indices (and related forward curve) do not move in parallel.

The gains and/or losses included in "derivative market value and foreign currency adjustments, net" in the Company's statements of income are primarily caused by interest rate and currency exchange rate volatility, as well as the volume and terms of derivatives not receiving hedge treatment.

Included in the table of operating results above is additional information which reflects the operating results of this segment excluding the unrealized gains and losses from the Company's derivative portfolio and the foreign currency transaction adjustments. The Company believes these point-in-time estimates of asset and liability values related to these financial instruments that are subject to interest and currency rate fluctuations affect the period-to-period comparability of the results of operations.

Salaries and benefits. Salaries and benefits have decreased year over year due to a reduction of employees as a result of prior year restructuring initiatives and continued focus by the Company on managing costs.

Other expenses. Other expenses increased during the year ended December 31, 2012 compared to 2011 due to an increase in third party servicing fees related to a significant amount of recent loan purchases being serviced at third parties.

Other expenses increased during the year ended December 31, 2011 compared to 2010 due to a $2.5 million expense recorded by the Company related to its obligation to repurchase non-federally insured loans. Excluding this expense, other expenses decreased as a result of the continued focus by the Company on managing costs.

Intersegment expenses, net. Intersegment expenses primarily include fees paid to the Student Loan and Guaranty Servicing operating segment for the servicing of the Company's student loan portfolio.

LIQUIDITY AND CAPITAL RESOURCES

The Company's fee generating businesses are non-capital intensive and all produce positive operating cash flows. As such, a minimal amount of debt and equity capital is allocated to the fee-based segments and any liquidity or capital needs are satisfied using cash flow from operations. Therefore, the Liquidity and Capital Resources discussion is concentrated on the Company's liquidity and capital needs to meet existing debt obligations in the Asset Generation and Management operating segment.

The Company may issue equity and debt securities in the future in order to improve capital, increase liquidity, refinance upcoming maturities, or provide for general corporate purposes. Moreover, the Company may from time-to-time repurchase certain amounts of its outstanding secured and unsecured debt securities, including debt securities which the Company may issue in the future, for cash and/or through exchanges for other securities. Such repurchases or exchanges may be made in open market transactions, privately negotiated transactions, or otherwise. Any such repurchases or exchanges will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions, compliance with securities laws, and other factors. The amounts involved in any such transactions may be material.

The Company has historically utilized operating cash flow, secured financing transactions (which include warehouse facilities, asset-backed securitizations, and liquidity programs offered by the Department), operating lines of credit, and other borrowing arrangements to fund its Asset Generation and Management operations and student loan acquisitions. In addition, the Company has used operating cash flow, borrowings on its unsecured line of credit, and unsecured debt offerings to fund corporate activities, business acquisitions, and repurchases of common stock. The Company has also used its common stock to partially fund certain business acquisitions.

Sources of Liquidity Currently Available

As of December 31, 2012, the Company had cash and investments of $149.3 million and has $195.0 million available to borrow on its unsecured line of credit. In addition, the Company has historically generated positive cash flow from operations. For the years ended December 31, 2012, 2011, and 2010, the Company had net cash flow from operating activities of $299.3 million, $310.9 million, and $194.9 million, respectively.

As part of the Company's issuance of asset-backed securitizations in 2008 and 2012, the Company purchased the Class B subordinated notes of $76.5 million (par value) and $27.6 million (par value), respectively. These notes are not included in the Company's consolidated balance sheet. In addition, the Company has repurchased certain of its own asset-backed securities (bonds and notes payable). For accounting purposes, these repurchased notes are effectively retired and are not included on the Company's consolidated balance sheet. However, as of December 31, 2012, $51.5 million of these securities are legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. Upon a sale of the class B subordinated notes or repurchased notes to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale.

The Company will continue to use its strong liquidity position to capitalize on market opportunities, including FFELP student loan acquisitions; strategic acquisitions and investments, including continued investments in its core business areas of asset management and finance, loan servicing, payment processing, and enrollment services (education planning); and capital management initiatives, including stock repurchases, debt repurchases, and dividend distributions.

Liquidity Needs and Sources of Liquidity Available to Satisfy Debt Obligations Secured by Student Loan Assets and Related Collateral

The Company had the following debt obligations outstanding that are secured by student loan assets and related collateral:

	As of December 31, 2012	
	Carrying amount	Final maturity
Asset Generation and Management:		
Bonds and notes issued in asset-backed securitizations	$ 22,155,065	11/25/15 - 8/25/52
FFELP warehouse facilities	1,554,151	1/31/15 - 6/30/15
Department of Education Conduit	1,344,513	1/19/14
Other borrowings	62,904	11/14/13 - 11/11/15
	$ 25,116,633	

Bonds and notes issued in asset-backed securitizations

The majority of the Company's portfolio of student loans is funded in asset-backed securitizations that are structured to substantially match the maturity of the funded assets, thereby minimizing liquidity risk. In addition, due to (i) the difference between the yield the Company receives on the loans and cost of financing within these transactions, and (ii) the servicing and administration fees the Company earns from these transactions, the Company has created a portfolio that will generate earnings and significant cash flow over the life of these transactions.

As of December 31, 2012, based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, the Company currently expects future undiscounted cash flows from its portfolio to be approximately $1.97 billion as detailed below. The $1.97 billion includes approximately $434.4 million (as of December 31, 2012) of overcollateralization included in the asset-backed securitizations. These excess net asset positions are reflected variously in the following balances on the consolidated balance sheet: "student loans receivable," "restricted cash and investments," and "accrued interest receivable."

The forecasted cash flow presented below includes all loans funded in asset-backed securitizations as of December 31, 2012. As of December 31, 2012, the Company had $22.0 billion of loans included in asset-backed securitizations, which represented 88 percent of its total FFELP student loan portfolio. The forecasted cash flow does not include cash flows that the Company expects to receive related to loans funded through the Department of Education's Conduit Program and other warehouse facilities or loans acquired subsequent to December 31, 2012.


FFELP Asset-backed Securitization Cash Flow Forecast (a)
$1.97 billion
(dollars in millions)
$300
$250
$200
$150
$100
$50
$-
$255
$255
$190
$145
$100
$90
$220
$220
$170
$40
$90
$40
$30
$15
$110
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027 and after

(a) The Company uses various assumptions, including prepayments and future interest rates, when preparing its cash flow forecast. These assumptions are further discussed below.

<u>Prepayments</u>: The primary variable in establishing a life of loan estimate is the level and timing of prepayments. Prepayment rates equal the amount of loans that prepay annually as a percentage of the beginning of period balance, net of scheduled principal payments. A number of factors can affect estimated prepayment rates, including the level of consolidation activity and default rates. Should any of these factors change, management may revise its assumptions, which in turn would impact the projected future cash flow. The Company's cash flow forecast above assumes prepayment rates that are generally consistent with those utilized in the Company's recent asset-backed securities transactions. If management used a prepayment rate assumption two times greater than what was used to forecast the cash flow, the cash flow forecast would be reduced by approximately $290 million to $350 million.

Interest rates: The Company funds the majority of its student loans with three-month LIBOR indexed floating rate securities. Meanwhile, the interest earned on the Company's student loan assets is indexed primarily to a one-month LIBOR rate. The different interest rate characteristics of the Company's loan assets and liabilities funding these assets result in basis risk. The Company's cash flow forecast assumes three-month LIBOR will exceed one-month LIBOR by 12 basis points for the life of the portfolio, which approximates the historical relationship between these indices. If the forecast is computed assuming a spread of 24 basis points between three-month and one-month LIBOR for the life of the portfolio, the cash flow forecast would be reduced by approximately $50 million to $90 million.

The Company uses the current forward interest rate yield curve to forecast cash flows. A change in the forward interest rate curve would impact the future cash flows generated from the portfolio. An increase in future interest rates will reduce the amount of fixed rate floor income the Company is currently receiving. The Company attempts to mitigate the impact of a rise in short-term rates by hedging interest rate risks. As of December 31, 2012, the net fair value of the Company's interest rate derivatives used to hedge loans earning fixed rate floor income was a liability of $45.9 million. See Item 7A, "Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk."

FFELP Warehouse Facilities

The Company funds a portion of its FFELP loan acquisitions using its FFELP warehouse facilities. Student loan warehousing allows the Company to buy and manage student loans prior to transferring them into more permanent financing arrangements. As of December 31, 2012, the Company had three FFELP warehouse facilities with an aggregate maximum financing amount available of $1.8 billion, of which $1.6 billion was outstanding and $0.2 billion was available for additional funding. Two of the warehouse facilities provide for formula-based advance rates, depending on FFELP loan type, up to a maximum of the principal and interest of loans financed. One FFELP warehouse facility has static advance rates that requires initial equity for loan funding, but does not require increased equity based in market movements. As of December 31, 2012, the company had $126.3 million advanced as equity support on these facilities. For further discussion of the Company's FFELP warehouse facilities outstanding at December 31, 2012, see note 4 of the notes to the consolidated financial statements included in this report.

On January 16, 2013, the Company entered into a fourth FFELP warehouse facility which has a maximum financing amount of $500.0 million, liquidity provisions that expire on January 14, 2014, and a final maturity date of January 17, 2016.

Upon termination or expiration of the warehouse facilities, the Company would expect to access the securitization market, obtain replacement warehouse facilities, use operating cash, rely on sale of assets, or transfer collateral to satisfy any remaining obligations.

Department of Education Conduit

In May 2009, the Department implemented a program under which it financed eligible FFELP Stafford and PLUS loans in a conduit vehicle established to provide funding for student lenders (the "Conduit Program"). The Conduit Program accepted eligible loans through July 1, 2010. As of December 31, 2012, the Company had $1.3 billion borrowed under the facility and $49.5 million advanced as equity support in the Conduit Program. On February 28, 2013, all student loans funded in the Conduit Program were refinanced in an asset-backed securitization and the Company's FFELP warehouse facilities. After these transactions, no loans will remain financed under the Conduit Program.

Other Uses of Liquidity

Effective July 1, 2010, the Reconciliation Act of 2010 prohibits new loan originations under the FFEL Program and requires that all new federal loan originations be made through the Federal Direct Loan Program. As a result, the Company no longer originates new FFELP loans. The Company believes there will continue to be opportunities to purchase FFELP loan portfolios from current FFELP participants looking to adjust their FFELP businesses. During the years ended December 31, 2012, 2011, and 2010, the Company purchased $3.9 billion (par value), $2.8 billion, (par value), and $3.4 billion (par value) of FFELP student loans.

The Company plans to fund additional FFELP student loan acquisitions from third parties using its Union Bank participation agreement (as described below); using its FFELP warehouse facilities (as described above); and continuing to access the asset-backed securities market.

Union Bank Participation Agreement

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans (the "FFELP Participation Agreement"). As of December 31, 2012, $453.0 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $750 million or an amount in excess of $750 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets.

Asset-backed securities transactions

Depending on market conditions, the Company anticipates continuing to access the asset-backed securities market. Asset-backed securities transactions would be used to refinance student loans included in the FFELP warehouse facilities and/or existing asset-backed security transactions. The FFELP warehouse facilities have advance rates that are less than par. As of December 31, 2012, the Company had approximately $126.3 million advanced in the FFELP warehouse facilities. Depending on the terms of asset-backed security transactions, refinancing loans included in these facilities could produce positive cash flow to the Company by reducing required advance rates and are contemplated by management when making student loan financing decisions.

Although the Company has more recently demonstrated its ability to access the asset-backed securities market and expects asset-backed securities transactions to remain a primary source of funding over the long term, the Company also expects its pricing to be less favorable than prior to the credit market dislocation that began in August 2007.

Liquidity Impact Related to Hedging Activities

The Company utilizes derivative instruments to manage interest rate sensitivity. By using derivative instruments, the Company is exposed to market risk which could impact its liquidity. When the fair value of a derivative instrument is negative (a liability in the Company's balance sheet), it would owe the counterparty if the derivative was settled. If the negative fair value of derivatives with a counterparty exceeds a specified threshold, the Company may have to make a collateral deposit with the counterparty. The threshold at which the Company may be required to post collateral is dependent upon its unsecured credit rating. Based on the Company's current unsecured credit ratings (Standard & Poor's: BBB- (stable outlook) and Moody's: Ba1 (stable outlook)), the Company has substantially collateralized its corporate derivative liability position with counterparties. As such, any downgrades from the current ratings would not result in additional collateral requirements of a material nature. In addition, no counterparty has the right to terminate its contracts in the event of downgrades from the current rating. However, some long-dated derivative contracts have mutual optional termination provisions that can be exercised in 2016, 2017, 2021, and 2022. As of December 31, 2012, the fair value of derivatives with early termination provisions was a positive $1.4 million (an asset in the Company's balance sheet).

Based on the derivative portfolio outstanding as of December 31, 2012, the Company does not currently anticipate any movement in interest rates having a material impact on its capital or liquidity profile, nor does the Company expect that any movement in interest rates would have a material impact on its ability to meet potential collateral deposits with its counterparties. However, if interest rates move materially and negatively impact the fair value of the Company's derivative portfolio or if the Company enters into additional derivatives for which the fair value becomes negative, the Company could be required to deposit additional collateral with its derivative instrument counterparties. The collateral deposits, if significant, could negatively impact the Company's liquidity and capital resources. As of December 31, 2012, the fair value of the Company's derivatives, which had a negative fair value (a liability in the Company's balance sheet), was $70.9 million, and the Company had $63.1 million posted as collateral with derivative counterparties.

Other Debt Facilities

The Company has a $250.0 million unsecured line of credit with a maturity date of February 17, 2016. As of December 31, 2012, the unsecured line of credit had an outstanding balance of $55.0 million and $195.0 million was available for future use. Upon the maturity date in 2016 there can be no assurance that the Company will be able to maintain this line of credit, increase the amount outstanding under the line, or find alternative funding if necessary.

In September 2006, the Company issued $200.0 million aggregate principal amount of Junior Subordinated Hybrid Securities ("Hybrid Securities") that have a final maturity of September 15, 2061. The Hybrid Securities are unsecured obligations of the Company. As of December 31, 2012, $99.2 million of Hybrid Securities were outstanding.

For further discussion of these unsecured debt obligations of the Company, see note 4 of the notes to the consolidated financial statements included in this report.

Debt Repurchases

Due to the Company's positive liquidity position and opportunities in the capital markets, the Company has repurchased debt over the last several years. Gains recorded by the Company from the purchase of debt are included in "gain on the sale of loans and debt repurchases" on the Company's consolidated statements of income. A summary of debt repurchases follows:

	Year ended December 31, 2012			Year ended December 31, 2011			Year ended December 31, 2010		
	Notional amount	Purchase price	Gain	Notional amount	Purchase price	Gain	Notional amount	Purchase price	Gain
Unsecured debt - Junior Subordinated Hybrid Securities	$ 1,465	1,140	325	62,558	55,651	6,907	34,995	30,073	4,922
Asset-backed securities	134,667	130,969	3,698	12,254	12,199	55	690,750	650,789	39,961
	$ 136,132	132,109	4,023	74,812	67,850	6,962	725,745	680,862	44,883

Stock Repurchases

The Board of Directors has authorized a stock repurchase program to repurchase up to a total of five million shares of the Company's Class A common stock during the three-year period ending May 24, 2015. Shares may be repurchased from time to time depending on various factors, including share prices and other potential uses of liquidity.

Shares repurchased by the Company during 2012, 2011, and 2010 are shown in the table below.

	Total shares repurchased	Purchase price (in thousands)	Average price of shares repurchased (per share)
Year ended December 31, 2012	806,023	$ 22,814	$ 28.30
Year ended December 31, 2011	1,436,423	27,134	18.89
Year ended December 31, 2010	1,866,332	39,805	21.33

Subsequent to December 31, 2012 (through February 26, 2013), the Company has repurchased 153,908 shares for $4.7 million ($30.50 per share). These share repurchases were made pursuant to a trading plan adopted by the Company in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934. As of February 26, 2013, approximately 4,093,000 shares remain authorized for purchase under the Company's repurchase program.

Dividends

Dividends of $0.10 per share on the Company's Class A and Class B common stock were paid on March 15, 2012, June 15, 2012, and September 15, 2012, respectively. On November 27, 2012, the Company paid a cash dividend of $1.10 per share, consisting of a regular quarterly dividend of $0.10 per share and a special cash dividend of $1.00 per share.

The Company's Board of Directors declared a first quarter 2013 cash dividend on the Company's Class A and Class B common stock of $0.10 per share. The dividend will be paid on March 15, 2013, to shareholders of record at the close of business on March 1, 2013.

The Company currently plans to continue making regular quarterly dividend payments, subject to future earnings, capital requirements, financial condition, and other factors. In addition, the payment of dividends is subject to the terms of the Company's outstanding Hybrid Securities, which generally provide that if the Company defers interest payments on those securities it cannot pay dividends on its capital stock.

Contractual Obligations

The Company's contractual obligations were as follows:

	As of December 31, 2012				
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Bonds and notes payable (a)	$ 25,270,865	8,300	3,032,603	55,000	22,174,962
Operating lease obligations (b)	13,600	5,253	6,551	1,796	—
Total	$ 25,284,465	13,553	3,039,154	56,796	22,174,962

(a) Amounts exclude interest as substantially all bonds and notes payable carry variable rates of interest.

(b) The Company is committed under noncancelable operating leases for certain office space and equipment. Operating lease obligations are presented net of approximately $0.9 million in sublease arrangements.

As of December 31, 2012, the Company had a reserve of $16.5 million for uncertain income tax positions (including the federal benefit received from state positions). This obligation is not included in the above table as the timing and resolution of the income tax positions cannot be reasonably estimated at this time.

As of December 31, 2012, the Company had participated a cumulative amount of $107.7 million (par value) of non-federally insured loans to third parties. Loans participated under these agreements have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets. Per the terms of the servicing agreements, the Company's servicing operations are obligated to repurchase loans subject to the participation interests in the event such loans become 60 or 90 days delinquent. In addition, on January 13, 2011, the Company sold a portfolio of non-federally insured loans for proceeds of $91.3 million (100% par value). The Company retained credit risk related to this portfolio and will pay cash to purchase back any loans which become 60 days delinquent. As of December 31, 2012, the outstanding balance of loans related to this loan sale was $72.8 million (par value). As of December 31, 2012, the Company has $16.1 million accrued related to these repurchase obligations which is included in "other liabilities" in the Company's consolidated balance sheet. These obligations are not included in the above table.

CRITICAL ACCOUNTING POLICIES

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the notes to the consolidated financial statements included in this report includes a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements.

On an on-going basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are most "critical" — that is, they are most important to the portrayal of the Company's financial condition and results of operations and they require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has identified the following critical accounting policies that are discussed in more detail below: allowance for loan losses, revenue recognition, impairment assessments related to goodwill and intangible assets, income taxes, and accounting for derivatives.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of probable losses on student loans. This evaluation process is subject to numerous estimates and judgments. The Company evaluates the appropriateness of the allowance for loan losses on its federally insured loan portfolio separately from its non-federally insured loan portfolio.

The allowance for the federally insured loan portfolio is based on periodic evaluations of the Company's loan portfolios considering loans in repayment versus those in a nonpaying status, delinquency status, trends in defaults in the portfolio based on Company and industry data, past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. Should any of these factors change, the estimates made by management would also change, which in turn would impact the level of the Company's future provision for loan losses.

In determining the appropriateness of the allowance for loan losses on the non-federally insured loans, the Company considers several factors including: loans in repayment versus those in a nonpaying status, delinquency status, type of program, trends in defaults in the portfolio based on Company and industry data, past experience, current economic conditions, and other relevant factors. Should any of these factors change, the estimates made by management would also change, which in turn would impact the level of the Company's future provision for loan losses. The Company places a non-federally insured loan on nonaccrual status when the collection of principal and interest is 30 days past due and charges off the loan and accrued interest when the collection of principal and interest is 120 days past due.

The allowance for federally insured and non-federally insured loans and the repurchase obligation related to loans sold are maintained at a level management believes is appropriate to provide for estimated probable credit losses inherent in the loan portfolios. This evaluation is inherently subjective because it requires estimates that may be susceptible to significant changes.

Revenue Recognition

Student loan income – The Company recognizes student loan income as earned, net of amortization/accretion of loan premiums and discounts and deferred origination costs. Loan income is recognized based upon the expected yield of the loan after giving effect to borrower utilization of incentives such as principal reductions for timely payments ("borrower benefits") and other yield adjustments. The estimate of the borrower benefits discount is dependent on the estimate of the number of borrowers who will eventually qualify for these benefits. For competitive and liquidity purposes, the Company frequently changed the borrower benefit programs in both amount and qualification factors. These programmatic changes must be reflected in the estimate of the borrower benefit discount. Loan premiums/discounts, deferred origination costs, and borrower benefits are included in the carrying value of the student loan on the consolidated balance sheet and are amortized over the estimated life of the loan. The most sensitive estimate related to the amortization/accretion of loan premiums/discounts, deferred origination costs, and borrower benefits is the estimate of the constant prepayment rate ("CPR"). CPR is a variable in the life of loan estimate that measures the rate at which loans in a portfolio pay before their stated maturity. The CPR is directly correlated to the average life of the portfolio. CPR equals the percentage of loans that prepay annually as a percentage of the beginning of period balance, net of scheduled principal payments. A number of factors can affect the CPR estimate, including the level of consolidation activity and default rates. Should any of these factors change, the estimates made by management would also change, which in turn would impact the amount of loan premium/discount and deferred origination cost amortization recognized by the Company in a particular period.

The Company also earns revenue from its service and product offerings in its fee-based operating segments, including Loan and Guaranty Servicing, Tuition Payment Processing and Campus Commerce, and Enrollment Services revenue. The revenue recognition policy for these services and products can be found in note 2 to the consolidated financial statements included in this report.

Fees associated with the majority of the services included in the fee-based operating segments are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectability is reasonably assured. The Company's service fees are determined based on written price quotations or service agreements having stipulated terms and conditions that do not require management to make any significant judgments or assumptions regarding any potential uncertainties.

The Company assesses collectability of revenues and its allowance for doubtful accounts based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. An allowance for doubtful accounts is established to record accounts receivable at estimated net realizable value. If the Company determines that collection of revenues is not reasonably assured at or prior to delivery of the Company's services, revenue is recognized upon the receipt of cash.

Goodwill and Intangible Assets – Impairment Assessments

The Company reviews goodwill for impairment annually (as of November 30) and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable.

In 2011, the Financial Accounting Standards Board (the "FASB") issued new accounting guidance to simplify how an entity tests for goodwill impairment by allowing entities to first assess certain qualitative factors to determine whether the existence of certain events or circumstances would lead to a determination that it would be more likely than not that the fair value of a reporting unit is less than its carrying amount, instead of first performing a fair value analysis for each reporting unit. Entities that conclude, after assessing the totality of events and circumstances, that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount are not required to perform the two-step impairment test. For the 2012 annual review of goodwill, the Company assessed qualitative factors and concluded it was not more likely than not that the fair value of its reporting units were less than their carrying amount. As such, the Company was not required to perform the two-step impairment test.

The new accounting guidance includes examples of events and circumstances that an entity should consider in evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including macroeconomic conditions, industry and market considerations, overall financial performance, and entity specific events. The examples of events and circumstances are not intended to be all-inclusive, and an entity may identify other relevant events or circumstances to consider in determining whether to perform the first step of the two-step impairment test. None of the individual examples of events and circumstances are intended to represent standalone events or circumstances that necessarily would require an entity to perform the first step of the goodwill impairment test.

In reaching its conclusion about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company also considered the extent to which an adverse event or circumstance, if any, affected the reporting unit's fair value. The Company placed more weight on the events and circumstances that most affect a reporting unit's fair value or the carrying amount of its net assets. The Company also considered positive and mitigating events and circumstances. In addition, the Company compared recent fair value calculations of reporting units, when available, to the carrying amount of the reporting units in deciding whether the first step of the impairment test was necessary.

The Company makes judgments about the recoverability of purchased intangible assets annually and whenever triggering events or changes in circumstances indicate that an other than temporary impairment may exist. In addition, each quarter, the Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

The Company's evaluation of whether the fair value of a reporting unit is greater than its carrying amount and assumptions and estimates about future values and remaining useful lives of the Company's intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and internal forecasts. Although the Company believes the historical assumptions and estimates used are reasonable and appropriate, different assumptions and estimates could materially impact the reported financial results.

Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities in which the Company operates. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about the application of these inherently complex tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit. The Company reviews these balances quarterly and as new information becomes available, the balances are adjusted, as appropriate.

Derivative Accounting

The Company records derivative instruments at fair value on the balance sheet as either an asset or liability. The Company determines the fair value for its derivative contracts using either (i) pricing models that consider current market conditions and the contractual terms of the derivative contract or (ii) counterparty valuations. These factors include interest rates, time value, forward interest rate curve, and volatility factors, as well as foreign exchange rates. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Management has structured the majority of the Company's derivative transactions with the intent that each is economically effective. However, the Company's derivative instruments do not qualify for hedge accounting. Accordingly, changes in the fair value of derivative instruments are reported in current period earnings.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED, BUT NOT YET EFFECTIVE

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued accounting guidance on disclosures about offsetting assets and liabilities. The guidance requires entities to disclose both gross and net information about instruments and transactions that are offset in the balance sheet, as well as instruments and transactions that are subject to an enforceable master netting arrangement or similar agreement. In January 2013, the FASB issued guidance clarifying the scope of the disclosures to apply only to derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities lending and securities borrowing transactions. This guidance is effective January 1, 2013, with retrospective application required. We do not expect the adoption to have a material impact on our financial statements.

Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued accounting guidance on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. For other amounts not required to be reclassified in their entirety to net income in the same reporting period, a cross reference to other disclosures that provide additional detail about the reclassification amounts is required. This guidance is effective January 1, 2013. We do not expect the adoption to have a material impact on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(All dollars are in thousands, except share amounts, unless otherwise noted)

Interest Rate Risk

The Company's primary market risk exposure arises from fluctuations in its borrowing and lending rates, the spread between which could impact the Company due to shifts in market interest rates.

The following table sets forth the Company's loan assets and debt instruments by rate characteristics:

	As of December 31, 2012		As of December 31, 2011	
	Dollars	Percent	Dollars	Percent
Fixed-rate loan assets	$ 11,271,233	45.1%	$ 10,899,733	44.7%
Variable-rate loan assets	13,724,647	54.9	13,459,892	55.3
Total	$ 24,995,880	100.0%	$ 24,359,625	100.0%
Fixed-rate debt instruments	$ —	—%	$ 29,517	0.1%
Variable-rate debt instruments	25,270,865	100.0	24,565,652	99.9
Total	$ 25,270,865	100.0%	$ 24,595,169	100.0%

Loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment formula set by the Department and the borrower rate, which is fixed over a period of time. The SAP formula is based on an applicable indice plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. Lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all new FFELP loans first originated on or after April 1, 2006.

No variable-rate floor income was earned by the Company during the years ended December 31, 2012, 2011, and 2010. A summary of fixed rate floor income earned by the Company during these years follows.

	Year ended December 31,		
	2012	**2011**	**2010**
Fixed rate floor income, gross	$ 164,615	164,700	151,861
Derivative settlements (a)	(19,270)	(20,246)	(19,618)
Fixed rate floor income, net	$ 145,345	144,454	132,243

(a) Includes settlement payments on derivatives used to hedge student loans earning fixed rate floor income.

The high levels of fixed rate floor income earned during 2012, 2011, and 2010 are due to historically low interest rates. If interest rates remain low, the Company anticipates continuing to earn significant fixed rate floor income in future periods.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their special allowance payment formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

The following graph depicts fixed rate floor income for a borrower with a fixed rate of 6.75% and a SAP rate of 2.64%:


10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
Yield
Fixed Borrower Rate
Lender Yield
Fixed Rate
Floor
Income
Floor Strike
Rate = 4.11%
Floating Rate Debt
7.00%
6.00%
5.00%
4.00%
3.00%
One-month LIBOR Rate

The following table shows the Company's student loan assets that are earning fixed rate floor income as of December 31, 2012:

Fixed interest range	Borrower/lender weighted average yield	Estimated variable conversion rate (a)		Loan balance
< 3.0%	2.87%	0.23%	$	1,785,612
3.0 - 3.49%	3.20%	0.56%		2,140,627
3.5 - 3.99%	3.65%	1.01%		1,955,306
4.0 - 4.49%	4.20%	1.56%		1,498,240
4.5 - 4.99%	4.72%	2.08%		856,044
5.0 - 5.49%	5.24%	2.60%		586,034
5.5 - 5.99%	5.67%	3.03%		353,285
6.0 - 6.49%	6.18%	3.54%		411,546
6.5 - 6.99%	6.70%	4.06%		371,343
7.0 - 7.49%	7.17%	4.53%		152,204
7.5 - 7.99%	7.71%	5.07%		262,892
8.0 - 8.99%	8.17%	5.53%		608,862
> 9.0%	9.05%	6.41%		289,238
			$	11,271,233

(a) The estimated variable conversion rate is the estimated short-term interest rate at which loans would convert to a variable rate. As of December 31, 2012, the weighted average estimated variable conversion rate was 1.82%. As of December 31, 2012, the short-term interest rate was 21 basis points.

The following table summarizes the outstanding derivative instruments as of December 31, 2012 used by the Company to hedge loans earning fixed rate floor income.

Maturity		Notional amount	Weighted average fixed rate paid by the Company (a)
2013	$	3,150,000	0.71%
2014		1,750,000	0.71
2015		1,100,000	0.89
2016		750,000	0.85
2017		750,000	0.99
	$	7,500,000	0.78%

(a) For all interest rate derivatives, the Company receives discrete three-month LIBOR.

The Company is also exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of the Company's assets do not match the interest rate characteristics of the funding for those assets. The following table presents the Company's FFELP student loan assets and related funding arranged by underlying indices as of December 31, 2012:

Index	Frequency of variable resets		Assets	Debt outstanding that funded student loan assets
1 month LIBOR (a) (b)	Daily	$	23,908,666	—
3 month Treasury bill	Varies		1,061,180	—
3 month LIBOR (b) (c)	Quarterly		—	16,520,951
1 month LIBOR	Monthly		—	5,025,488
Auction-rate or remarketing (d)	Varies		—	969,925
Asset-backed commercial paper (e)	Varies		—	2,537,365
Other (f)			96,787	12,904
		$	25,066,633	25,066,633

(a) Prior to April 1, 2012, the interest earned on the majority of the Company's FFELP student loan assets was indexed to the three-month commercial paper rate index. As allowed by recent legislation, effective April 1, 2012, the Company elected to change the index on which the Special Allowance Payments are calculated for FFELP loans from the commercial paper rate to the one-month LIBOR rate.

(b) The Company has certain basis swaps outstanding in which the Company receives three-month LIBOR and pays one-month LIBOR plus or minus a spread as defined in the agreements (the "1:3 Basis Swaps"). The Company entered into these derivative instruments to better match the interest rate characteristics on its student loan assets and the debt funding such assets. The following table summarizes these derivatives as of December 31, 2012:

Maturity	Notional amount
2021	$ 250,000
2022	1,900,000
2023	3,150,000
2024	250,000
2026	800,000
2028	100,000
2036	700,000
2039 (1)	150,000
2040 (2)	200,000
	$ 7,500,000 (3)

(1) This derivative has a forward effective start date in 2015.

(2) This derivative has a forward effective start date in 2020.

(3) The weighted average rate paid by the Company on the 1:3 Basis Swaps as of December 31, 2012 was one-month LIBOR plus 3.3 basis points.

(c) The Company has Euro-denominated notes that reprice on the EURIBOR index. The Company has entered into derivative instruments (cross-currency interest rate swaps) that convert the EURIBOR index to three-month LIBOR. As a result, these notes are reflected in the three-month LIBOR category in the above table. See "Foreign Currency Exchange Risk" below.

(d) The interest rates on certain of the Company's asset-backed securities are set and periodically reset via a "dutch auction" ("Auction Rate Securities") or through remarketing utilizing remarketing agents ("Variable Rate Demand Notes"). As of December 31, 2012, the Company was sponsor for $750.7 million of Auction Rate Securities and $219.2 million of Variable Rate Demand Notes.

Since February 2008, problems in the auction rate securities market as a whole has led to failures of the auctions pursuant to which the Company's Auction Rate Securities' interest rates are set. As a result, the Auction Rate Securities generally pay interest to the holder at a maximum rate as defined by the indenture. While these rates will vary, they will generally be based on a spread to LIBOR or Treasury Securities, or the Net Loan Rate as defined in the financing documents.

For Variable Rate Demand Notes, the remarketing agents set the price, which is then offered to investors. If there are insufficient potential bid orders to purchase all of the notes offered for sale, the Variable Rate Demand Notes will generally pay interest to the holder at a rate as defined in the indenture.

(e) Asset-backed commercial paper consists of $1.2 billion funded in the Company's warehouse facilities and $1.3 billion funded through the Department's Conduit Program. Funding for the Conduit Program is provided by the capital markets at a cost based on market rates.

(f) Assets include restricted cash and investments and other assets. Debt outstanding includes other debt obligations secured by student loan assets and related collateral.

Sensitivity Analysis

The following tables summarize the effect on the Company's earnings, based upon a sensitivity analysis performed by the Company assuming hypothetical increases in interest rates of 100 basis points and 300 basis points while funding spreads remain constant. In addition, a sensitivity analysis was performed assuming the funding indice increases 10 basis points and 30 basis points while holding the asset indice constant, if the funding indice is different than the asset indice. The sensitivity analysis was performed on the Company's variable rate assets (including loans earning fixed rate floor income) and liabilities. The analysis includes the effects of the Company's interest rate and basis swaps in existence during these periods.

	Year ended December 31, 2012							
	Interest rates				Asset and funding indice mismatches			
	Change from increase of 100 basis points		Change from increase of 300 basis points		Increase of 10 basis points		Increase of 30 basis points	
	Dollar	Percent	Dollar	Percent	Dollar	Percent	Dollar	Percent
Effect on earnings:								
Decrease in pre-tax net income before impact of derivative settlements	$ (66,283)	(24.1)%	$ (117,342)	(42.7)%	$ (23,935)	(8.7)%	$ (71,805)	(26.2)%
Impact of derivative settlements	47,263	17.2	141,789	51.6	1,717	0.6	5,152	1.9
Increase (decrease) in net income before taxes	$ (19,020)	(6.9)%	$ 24,447	8.9 %	$ (22,218)	(8.1)%	$ (66,653)	(24.3)%
Increase (decrease) in basic and diluted earnings per share	$ (0.25)		$ 0.32		$ (0.29)		$ (0.88)	

	Year ended December 31, 2011							
	Interest rates				Asset and funding indice mismatches			
	Change from increase of 100 basis points		Change from increase of 300 basis points		Increase of 10 basis points		Increase of 30 basis points	
	Dollar	Percent	Dollar	Percent	Dollar	Percent	Dollar	Percent
Effect on earnings:								
Decrease in pre-tax net income before impact of derivative settlements	$ (69,225)	(21.5)%	$ (124,602)	(38.7)%	$ (24,237)	(7.5)%	$ (72,712)	(22.6)%
Impact of derivative settlements	50,569	15.7	151,705	47.1	—	—	—	—
Increase (decrease) in net income before taxes	$ (18,656)	(5.8)%	$ 27,103	8.4 %	$ (24,237)	(7.5)%	$ (72,712)	(22.6)%
Increase (decrease) in basic and diluted earnings per share	$ (0.24)		$ 0.35		$ (0.31)		$ (0.94)	

	Year ended December 31, 2010							
	Interest rates				Asset and funding indice mismatches			
	Change from increase of 100 basis points		Change from increase of 300 basis points		Increase of 10 basis points		Increase of 30 basis points	
	Dollar	Percent	Dollar	Percent	Dollar	Percent	Dollar	Percent
Effect on earnings:								
Decrease in pre-tax net income before impact of derivative settlements	$ (66,443)	(22.0)%	$ (121,075)	(40.0)%	$ (25,327)	(8.4)%	$ (75,982)	(25.1)%
Impact of derivative settlements	71,715	23.7	215,145	71.1	—	—	—	—
Increase (decrease) in net income before taxes	$ 5,272	1.7 %	$ 94,070	31.1 %	$ (25,327)	(8.4)%	$ (75,982)	(25.1)%
Increase (decrease) in basic and diluted earnings per share	$ 0.07		$ 1.20		$ (0.32)		$ (0.97)	

Foreign Currency Exchange Risk

During 2006, the Company completed separate debt offerings of student loan asset-backed securities that included 420.5 million and 352.7 million Euro-denominated notes with interest rates based on a spread to the EURIBOR index. As a result of this transaction, the Company is exposed to market risk related to fluctuations in foreign currency exchange rates between the U.S. dollar and Euro. The principal and accrued interest on these notes is re-measured at each reporting period and recorded in the Company's balance sheet in U.S. dollars based on the foreign currency exchange rate on that date. Changes in the principal and accrued interest amounts as a result of foreign currency exchange rate fluctuations are included in the "derivative market value and foreign currency adjustments and derivative settlements, net" in the Company's consolidated statements of income.

The Company entered into cross-currency interest rate swaps in connection with the issuance of the Euro Notes. Under the terms of these derivative instrument agreements, the Company receives from a counterparty a spread to the EURIBOR indice based on notional amounts of €420.5 million and €352.7 million and pays a spread to the LIBOR indice based on notional amounts of $500.0 million and $450.0 million, respectively. In addition, under the terms of these agreements, all principal payments on the Euro Notes will effectively be paid at the exchange rate in effect between the U.S. dollar and Euro as of the issuance of the notes. The Company did not qualify these derivative instruments as hedges under authoritative accounting guidance; consequently, the change in fair value is included in the Company's operating results.

The following table summarizes the financial statement impact as a result of the remeasurement of the Euro Notes and change in the fair value of the related derivative instruments. These amounts are included in "derivative market value and foreign currency adjustments and derivative settlements, net" in the Company's consolidated statements of income.

	Year ended December 31,		
	2012	2011	2010
Re-measurement of Euro Notes	$ (19,561)	32,706	80,721
Change in fair value of cross currency interest rate swaps	2,210	(14,287)	(74,899)
Total impact to statements of income - income (expense)	$ (17,351)	18,419	5,822

The re-measurement of the Euro-denominated bonds generally correlates with the change in fair value of the cross-currency interest rate swaps. However, the Company will experience unrealized gains or losses related to the cross-currency interest rate swaps if the two underlying indices (and related forward curve) do not move in parallel. Management intends to hold the cross-currency interest rate swaps through the maturity of the Euro-denominated bonds.

Financial Statement Impact – Derivatives and Foreign Currency Transaction Adjustments

The following table summarizes all of the components of "derivative market value and foreign currency adjustments and derivative settlements, net" included in the consolidated statements of income.

	Year ended December 31,		
	2012	2011	2010
Change in fair value of derivatives	$ (27,833)	(50,513)	(77,134)
Foreign currency transaction adjustment (Euro Notes)	(19,561)	32,706	80,721
Derivative settlements, net	(14,022)	(7,840)	(14,264)
Derivative market value and foreign currency adjustments and derivative settlements, net - (expense) income	$ (61,416)	(25,647)	(10,677)

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the consolidated financial statements listed under the heading "(a) 1. Consolidated Financial Statements" of Item 15 of this report, which consolidated financial statements are incorporated into this report by reference in response to this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under supervision and with the participation of certain members of the Company's management, including the chief executive and chief financial officers, the Company completed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in SEC Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, the Company's principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance that information required to be disclosed in reports the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to the Company's management, including the chief executive and chief financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) for the Company. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 based on the criteria for effective internal control described in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2012, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report included herein, which expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012.

Inherent Limitations on Effectiveness of Internal Controls

The Company's management, including the chief executive and chief financial officers, understands that the disclosure controls and procedures and internal controls over financial reporting are subject to certain limitations, including the exercise of judgment in designing, implementing, and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. The design of a control system must reflect the fact that there are resource constraints, and the benefits of a control system must be considered relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

As a result, there can be no assurance that the Company's disclosure controls and procedures or internal controls over financial reporting will prevent all errors or fraud or ensure that all material information will be made known to management in a timely fashion. By their nature, the Company's or any system of disclosure controls and procedures or internal controls over financial reporting, no matter how well designed and operated, can provide only reasonable assurance regarding management's control objectives.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Nelnet, Inc.:

We have audited Nelnet, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nelnet, Inc.'s (the Company) management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nelnet, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nelnet, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Lincoln, Nebraska
February 28, 2013

ITEM 9B. OTHER INFORMATION

During the fourth quarter of 2012, no information was required to be disclosed in a report on Form 8-K, but not reported.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information as to the directors, executive officers, corporate governance, and Section 16(a) beneficial ownership reporting compliance of the Company set forth under the captions "PROPOSAL 1 - ELECTION OF DIRECTORS - Nominees," "EXECUTIVE OFFICERS," "CORPORATE GOVERNANCE," and "SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS - Section 16(a) Beneficial Ownership Reporting Compliance" in the definitive Proxy Statement to be filed on Schedule 14A with the SEC, no later than 120 days after the end of the Company's fiscal year, relating to the Company's Annual Meeting of Shareholders scheduled to be held on May 23, 2013 (the "Proxy Statement"), is incorporated into this report by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the captions "CORPORATE GOVERNANCE" and "EXECUTIVE COMPENSATION" in the Proxy Statement is incorporated into this report by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption "SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS - Stock Ownership" in the Proxy Statement is incorporated into this report by reference. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.

The following table summarizes information about compensation plans under which equity securities are authorized for issuance.

Equity Compensation Plan Information

	As of December 31, 2012		
Plan category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	—	—	3,147,987 (1)
Equity compensation plans not approved by shareholders	—	—	—
Total	—	—	3,147,987

(1) Includes 2,420,935, 132,834, and 594,218 shares of Class A Common Stock remaining available for future issuance under the Nelnet, Inc. Restricted Stock Plan, Nelnet, Inc. Directors Stock Compensation Plan, and Nelnet, Inc. Employee Share Purchase Plan, respectively.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information set forth under the captions "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," "CORPORATE GOVERNANCE - Board Composition and Director Independence," and "CORPORATE GOVERNANCE - Board Committees" in the Proxy Statement is incorporated into this report by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information set forth under the caption "PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - Independent Accountant Fees and Services" in the Proxy Statement is incorporated into this report by reference.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Consolidated Financial Statements

The following consolidated financial statements of Nelnet, Inc. and its subsidiaries and the Report of Independent Registered Public Accounting Firm thereon are included in Item 8 above:

2. Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits

The exhibits listed in the accompanying index to exhibits are filed, furnished, or incorporated by reference as part of this report.

(b) Exhibits

Exhibit Index

Exhibit No.	Description
3.1	Second Amended and Restated Articles of Incorporation of Nelnet, Inc., and Articles of Amendment thereto, filed as Exhibit 3.1 to the registrant's Quarterly Report for the period ended September 30, 2006, filed on Form 10-Q and incorporated by reference herein.
3.2	Articles of Amendment to Second Amended and Restated Articles of Incorporation of Nelnet, Inc. Incorporated by reference to Exhibit 3.1 to the registrant's quarterly report for the period ended June 30, 2007, filed on Form 10-Q.
3.3	Sixth Amended and Restated Bylaws of Nelnet, Inc., as amended as of March 18, 2011. Incorporated by reference to Exhibit 3.1 to the registrant's current report on Form 8-K filed on March 24, 2011.
4.1	Form of Class A Common Stock Certificate of Nelnet, Inc. Incorporated by reference to Exhibit 4.1 to the registrant's Form S-1 Registration Statement.
4.2	Certain instruments, including indentures of trust, defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries, none of which instruments authorizes a total amount of indebtedness thereunder in excess of 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis, are omitted from this Exhibit Index pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. Many of such instruments have been previously filed with the Securities and Exchange Commission, and the registrant hereby agrees to furnish a copy of any such instrument to the Commission upon request.
4.3	Registration Rights Agreement, dated as of December 16, 2003, by and among Nelnet, Inc. and the shareholders of Nelnet, Inc. signatory thereto. Incorporated by reference to Exhibit 4.11 to the registrant's Form S-1 Registration Statement.

Exhibit Index

10.1	Amended and Restated Participation Agreement, dated as of June 1, 2001, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.30 to the registrant's Form S-1 Registration Statement.
10.2	First Amendment of Amended and Restated Participation Agreement, entered into as of December 10, 2010, by and between Union Bank and Trust Company and NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.31 to the registrant's Form S-1 Registration Statement.
10.3	Second Amendment of Amended and Restated Participation Agreement, dated as of December 1, 2002, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.32 to the registrant's Form S-1 Registration Statement.
10.4	Third Amendment to Amended and Restated Participation Agreement between National Education Loan Network, Inc. and Union Bank and Trust Company, dated as of February 5, 2004. Incorporated by reference to Exhibit 10.61 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.
10.5	Fourth Amendment of Amended and Restated Participation Agreement, dated as of August 1, 2005, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.6	Fifth Amendment of Amended and Restated Participation Agreement, dated as of November 1, 2005, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.7	Sixth Amendment of Amended and Restated Participation Agreement, dated as of December 12, 2005, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.8	Seventh Amendment of Amended and Restated Participation Agreement, dated as of July 1, 2008, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended June 30, 2008, filed on Form 10-Q.
10.9	Eighth Amendment of Amended and Restated Participation Agreement, dated as of December 24, 2008, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.69 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.
10.10	Ninth Amendment of Amended and Restated Participation Agreement, dated as of January 23, 2009, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended March 31, 2010, filed on Form 10-Q.
10.11	Tenth Amendment of Amended and Restated Participation Agreement, dated as of October 19, 2009, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended March 31, 2010, filed on Form 10-Q.
10.12	Eleventh Amendment of Amended and Restated Participation Agreement, dated as of December 14, 2009, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended March 31, 2010, filed on Form 10-Q.
10.13	Twelfth Amendment of Amended and Restated Participation Agreement, dated as of January 1, 2010, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.4 to the registrant's quarterly report for the period ended March 31, 2010, filed on Form 10-Q.
10.14	Thirteenth Amendment of Amended and Restated Participation Agreement, dated as of September 1, 2010, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended September 30, 2010, filed on Form 10-Q.
10.15	Fourteenth Amendment of Amended and Restated Participation Agreement, entered into as of December 10, 2010, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.15 to the registrant's annual report for the year ended December 31, 2010, filed on Form 10-K.

Exhibit Index

10.16	Fifteenth Amendment of Amended and Restated Participation Agreement, dated as of February 25, 2011, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.16 to the registrant's annual report for the year ended December 31, 2010, filed on Form 10-K.
10.17	Cancellation of the Fifteenth Amendment of Amended and Restated Participation Agreement, dated as of March 16, 2011, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended March 31, 2011, filed on Form 10-Q.
10.18	Sixteenth Amendment of Amended and Restated Participation Agreement, dated as of March 23, 2012, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended March 31, 2012, filed on Form 10-Q.
10.19	First Amendment of Guaranteed Purchase Agreement, dated as of March 22, 2011, by and between Nelnet, Inc. and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended March 31, 2011, filed on Form 10-Q.
10.20	Guaranteed Purchase Agreement, dated as of March 19, 2001, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.36 to the registrant's Form S-1 Registration Statement.
10.21	First Amendment of Guaranteed Purchase Agreement, dated as of February 1, 2002, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.37 to the registrant's Form S-1 Registration Statement.
10.22	Second Amendment of Guaranteed Purchase Agreement, dated as of December 1, 2002, by and between Nelnet, Inc. (f/k/a/ NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.38 to the registrant's Form S-1 Registration Statement.
10.23	Agreement For Use of Revolving Purchase Facility, dated as of January 1, 1999, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.78 to the registrant's Form S-1 Registration Statement.
10.24	Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Student Loan Purchase Agreements, dated effective October 21, 2003, by and among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.94 to the registrant's Form S-1 Registration Statement.
10.25	February 2004 Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements and Standby Student Loan Purchase Agreements, dated as of February 20, 2004, among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.62 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.
10.26	Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Student Loan Purchase Agreements, dated effective November 20, 2003, by and among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.63 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.
10.27	Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Student Loan Purchase Agreements, dated effective December 19, 2003, by and among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.64 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.
10.28	April 2004 Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Purchase Agreements, dated effective April 15, 2004, among Bank of America, N.A., Nelnet Education Loan Funding, Inc., National Education Loan Network, Inc, Nelnet, Inc., and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.67 to the registrant's quarterly report for the period ended March 31, 2004, filed on Form 10-Q.
10.29	Amendment of Agreements dated as of February 4, 2005, by and between National Education Loan Network, Inc. and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on February 10, 2005.
10.30+	Nelnet, Inc. Employee Share Purchase Plan, as amended through March 17, 2011. Incorporated by reference to Exhibit 10.4 to the registrant's quarterly report for the period ended March 31, 2011, filed on Form 10-Q.

Exhibit Index

10.31	Office Building Lease dated June 21, 1996 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.3 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.32	Amendment to Office Building Lease dated June 11, 1997 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.4 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.33	Lease Amendment Number Two dated February 8, 2001 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.5 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.34	Lease Amendment Number Three dated May 23, 2005 between Miller & Paine, LLC and Union Bank and Trust Company, filed as Exhibit 10.6 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.35	Lease Agreement dated May 20, 2005 between Miller & Paine, LLC and Union Bank and Trust Company, filed as Exhibit 10.7 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.36	Office Sublease dated April 30, 2001 between Union Bank and Trust Company and Nelnet, Inc., filed as Exhibit 10.8 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.37+	Nelnet, Inc. Restricted Stock Plan, as amended through May 20, 2009, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 27, 2009 and incorporated herein by reference.
10.38	Real Estate Purchase Agreement dated as of October 31, 2007 between Union Bank and Trust Company and First National Life of the USA, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on November 2, 2007 and incorporated herein by reference.
10.39+	Nelnet, Inc. Directors Stock Compensation Plan, as amended through April 18, 2008, filed as Exhibit 99.1 to Nelnet, Inc.'s Registration Statement on Form S-8 filed on June 27, 2008 and incorporated herein by reference.
10.40	Master Participation Agreement, dated as of July 25, 2008, by and between the United States Department of Education and Nelnet, Inc. Incorporated by reference to Exhibit 10.4 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.41	Master Loan Sale Agreement, dated as of July 25, 2008, by and between the United States Department of Education and Nelnet, Inc. Incorporated by reference to Exhibit 10.5 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.42	Loan Purchase Agreement, dated as of November 25, 2008, by and between Nelnet Education Loan Funding, Inc., f/k/a NEBHELP, INC., a Nebraska corporation, acting, where applicable, by and through Wells Fargo Bank, National Association, not individually but as Eligible Lender Trustee for the Seller under the Warehouse Agreement or Eligible Lender Trust Agreement, and Union Bank and Trust Company, a Nebraska state bank and trust company, acting in its individual capacity and as trustee. Incorporated by reference to Exhibit 10.71 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.
10.43	Loan Servicing Agreement, dated as of November 25, 2008, by and between Nelnet, Inc. and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.72 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.
10.44	Assurance Commitment Agreement, dated as of November 25, 2008, by and among Jay L. Dunlap, individually, Angie Muhleisen, individually, and Michael S. Dunlap, individually, Nelnet, Inc., Union Bank and Trust Company, and Farmers & Merchants Investment Inc. Incorporated by reference to Exhibit 10.73 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.
10.45	Funding Note Purchase Agreement, dated as of May 13, 2009, among Straight-A Funding, LLC, a Delaware limited liability company, as Conduit Lender, Nelnet Super Conduit Funding, LLC, a Delaware limited liability company, as Funding Note Issuer, First National Bank, a national banking association, as Eligible Lender Trustee, The Bank of New York Mellon, a New York banking corporation, as Conduit Administrator for the Conduit Lender, as Securities Intermediary and as Conduit Lender Eligible Lender Trustee, National Education Loan Network, Inc., a Nevada corporation, as the SPV Administrator for the Funding Note Issuer, Nelnet, Inc., a Nebraska corporation, as Sponsor, BMO Capital Markets Corp., a Delaware company, as Manager for the Conduit Lender, and National Education Loan Network, Inc., a Nevada corporation, as Master Servicer. Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended June 30, 2009, filed on Form 10-Q.

Exhibit Index

10.46	Eligible Lender Trust Agreement, dated as of May 13, 2009 between Nelnet Super Conduit Funding, LLC, a Delaware limited liability company, and Zions First National Bank, a national banking association, not in its individual capacity but solely as eligible lender trustee on behalf and for the benefit of the Funding Note Issuer. Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended June 30, 2009, filed on Form 10-Q.
10.47	Student Loan Purchase Agreement, dated as of May 13, 2009, among National Education Loan Network, Inc., a Nevada corporation, Union Bank and Trust Company, a Nebraska banking corporation, not in its individual capacity but solely as eligible lender trustee for the benefit of the Seller and its assigns, Nelnet Super Conduit Funding, LLC, a Delaware limited liability company, and Zions First National Bank, a national banking association, not in its individual capacity but solely as eligible lender trustee for the benefit of the Purchaser and its assigns. Incorporated by reference to Exhibit 10.4 to the registrant's quarterly report for the period ended June 30, 2009, filed on Form 10-Q.
10.48	Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC. Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended June 30, 2010, filed on Form 10-Q.
10.49	Guaranteed Purchase Agreement, dated as of September 1, 2010, by and between Nelnet, Inc. and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended September 30, 2010, filed on Form 10-Q.
10.50	Management Agreement, dated effective as of May 1, 2011, by Whitetail Rock Capital Management, LLC and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended March 31, 2011 filed on Form 10-Q.
10.51	Management Agreement, dated effective as of January 20, 2012, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC. Incorporated by reference to Exhibit 10.58 to the registrant's annual report for the year ended December 31, 2011, filed on Form 10-K.
10.52	Investment Management Agreement, dated effective as of February 10, 2012, by and among Whitetail Rock SLAB Fund I, LLC, Whitetail Rock Fund Management, LLC, and Whitetail Rock Capital Management, LLC. Incorporated by reference to Exhibit 10.4 to the registrant's quarterly report for the period ended March 31, 2012, filed on Form 10-Q.
10.53	Commercial lease agreement, dated effective as of October 31, 2011, by and between Union Bank and Trust Company and Nelnet, Inc. Incorporated by reference to Exhibit 10.59 to the registrant's annual report for the year ended December 31, 2011, filed on Form 10-K.
10.54	Credit Agreement, dated as of February 17, 2012, among Nelnet, Inc., U.S. Bank National Association, as Administrative Agent, Lead Arranger and Book Runner, Wells Fargo Bank, National Association, as Syndication Agent, and Citibank, N.A. and Royal Bank of Canada, as Co-Documentation Agents, and various lender parties thereto, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on February 24, 2012 and incorporated herein by reference.
10.55	Guaranty, dated as of February 17, 2012, by and among each of the subsidiaries of Nelnet, Inc. signatories thereto, in favor of U.S. Bank National Association, as Administrative Agent, filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on February 24, 2012 and incorporated herein by reference.
21.1*	Subsidiaries of Nelnet, Inc.
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer Michael S. Dunlap.
31.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Financial Officer Terry J. Heimes.
32**	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Index

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith

** Furnished herewith

+ Indicates a management contract or compensatory plan or arrangement contemplated by Item 15(a)(3) on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2013

NELNET, INC

By: /s/ MICHAEL S. DUNLAP

Name: Michael S. Dunlap

Title: Chairman and Chief Executive Officer
(Principle Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL S. DUNLAP Michael S. Dunlap	Chairman and Chief Executive Officer (Principle Executive Officer)	February 28, 2013
/s/ TERRY J. HEIMES Terry J. Heimes	Chief Financial Officer (Principle Financial Officer and Principal Accounting Officer)	February 28, 2013
/s/ STEPHEN F. BUTTERFIELD Stephen F. Butterfield	Vice Chairman	February 28, 2013
/s/ JAMES P. ABEL James P. Abel	Director	February 28, 2013
/s/ WILLIAM R. CINTANI William R. Cintani	Director	February 28, 2013
/s/ KATHLEEN A. FARRELL Kathleen A. Farrell	Director	February 28, 2013
/s/ THOMAS E. HENNING Thomas E. Henning	Director	February 28, 2013
/s/ KIMBERLY K. RATH Kimberly K. Rath	Director	February 28, 2013
/s/ MICHAEL D. REARDON Michael D. Reardon	Director	February 28, 2013

NELNET, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Nelnet, Inc.:

We have audited the accompanying consolidated balance sheets of Nelnet, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nelnet, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nelnet, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Lincoln, Nebraska
February 28, 2013

NELNET, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2012 and 2011

		2012	2011
	(Dollars in thousands, except share data)		
Assets:			
Student loans receivable (net of allowance for loan losses of $51,902 and $48,482, respectively)	$	24,830,621	24,297,876
Cash and cash equivalents:			
Cash and cash equivalents - not held at a related party		7,567	7,299
Cash and cash equivalents - held at a related party		58,464	35,271
Total cash and cash equivalents		66,031	42,570
Investments		83,312	50,780
Restricted cash and investments		815,462	614,322
Restricted cash - due to customers		96,516	109,809
Accrued interest receivable		307,518	308,401
Accounts receivable (net of allowance for doubtful accounts of $1,529 and $1,284, respectively)		63,638	63,654
Goodwill		117,118	117,118
Intangible assets, net		9,393	28,374
Property and equipment, net		31,869	34,819
Other assets		88,976	92,275
Fair value of derivative instruments		97,441	92,219
Total assets	$	26,607,895	25,852,217
Liabilities:			
Bonds and notes payable	$	25,098,835	24,434,540
Accrued interest payable		14,770	19,634
Other liabilities		161,671	178,189
Due to customers		96,516	109,809
Fair value of derivative instruments		70,890	43,840
Total liabilities		25,442,682	24,786,012
Equity:			
Nelnet, Inc. shareholders' equity:			
Preferred stock, $0.01 par value. Authorized 50,000,000 shares; no shares issued or outstanding		—	—
Common stock:			
Class A, $0.01 par value. Authorized 600,000,000 shares; issued and outstanding 35,116,913 shares and 35,643,102 shares, respectively		351	356
Class B, convertible, $0.01 par value. Authorized 60,000,000 shares; issued and outstanding 11,495,377 shares		115	115
Additional paid-in capital		32,540	49,245
Retained earnings		1,129,389	1,017,629
Accumulated other comprehensive earnings		2,813	—
Employee notes receivable		—	(1,140)
Total Nelnet, Inc. shareholders' equity		1,165,208	1,066,205
Noncontrolling interest		5	—
Total equity		1,165,213	1,066,205
Commitments and contingencies			
Total liabilities and equity	$	26,607,895	25,852,217

Supplemental disclosures of assets and liabilities of consolidated variable interest entities are contained in note 2.

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2012, 2011, and 2010

	2012	2011	2010
	(Dollars in thousands, except share data)		
Interest income:			
Loan interest	$ 609,237	589,686	598,675
Investment interest	4,616	3,168	5,256
Total interest income	613,853	592,854	603,931
Interest expense:			
Interest on bonds and notes payable	268,566	228,289	232,860
Net interest income	345,287	364,565	371,071
Less provision for loan losses	21,500	21,250	22,700
Net interest income after provision for loan losses	323,787	343,315	348,371
Other income (expense):			
Loan and guaranty servicing revenue	209,748	175,657	158,584
Tuition payment processing and campus commerce revenue	74,410	67,797	59,824
Enrollment services revenue	117,925	130,470	139,897
Other income	39,476	29,513	31,310
Gain on sale of loans and debt repurchases	4,139	8,340	78,631
Derivative market value and foreign currency adjustments and derivative settlements, net	(61,416)	(25,647)	(10,677)
Total other income	384,282	386,130	457,569
Operating expenses:			
Salaries and benefits	192,826	177,951	166,011
Cost to provide enrollment services	78,375	86,548	91,647
Depreciation and amortization	33,625	29,744	38,444
Impairment expense	2,767	—	26,599
Restructure expense	—	—	6,020
Litigation settlement	—	—	55,000
Other	125,971	113,415	119,765
Total operating expenses	433,564	407,658	503,486
Income before income taxes	274,505	321,787	302,454
Income tax expense	96,077	117,452	113,420
Net income	178,428	204,335	189,034
Net income attributable to noncontrolling interest	431	—	—
Net income attributable to Nelnet, Inc.	$ 177,997	204,335	189,034
Earnings per common share:			
Net income attributable to Nelnet, Inc. shareholders - basic	$ 3.76	4.24	3.82
Net income attributable to Nelnet, Inc. shareholders - diluted	$ 3.74	4.23	3.81
Weighted average common shares outstanding:			
Basic	47,010,034	47,860,824	49,127,934
Diluted	47,236,391	48,047,669	49,326,686

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2012, 2011, and 2010

	2012	2011	2010
		(Dollars in thousands)	
Net income	$ 178,428	204,335	189,034
Other comprehensive income:			
Available-for-sale securities:			
Unrealized holding gains arising during period, net	10,230	—	—
Less reclassification adjustment for gains recognized in net income, net	(5,798)	—	—
Income tax effect	(1,619)	—	—
Total other comprehensive income	2,813	—	—
Comprehensive income	181,241	204,335	189,034
Comprehensive income attributable to noncontrolling interest	431	—	—
Comprehensive income attributable to Nelnet, Inc.	$ 180,810	204,335	189,034

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
Years ended December 31, 2012, 2011, and 2010

(Dollars in thousands, except share data)

	Nelnet, Inc. Shareholders											
	Preferred stock shares	Common stock shares		Preferred stock	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive earnings	Employee notes receivable	Noncontrolling interest	Total equity
		Class A	Class B									
Balance as of December 31, 2009	—	38,396,791	11,495,377	$ —	384	115	109,359	676,154	—	(1,449)	—	784,563
Net income	—	—	—	—	—	—	—	189,034	—	—	—	189,034
Cash dividend on Class A and Class B common stock - $0.70 per share	—	—	—	—	—	—	—	(34,131)	—	—	—	(34,131)
Issuance of common stock, net of forfeitures	—	315,894	—	—	3	—	5,222	—	—	—	—	5,225
Compensation expense for stock based awards	—	—	—	—	—	—	1,468	—	—	—	—	1,468
Repurchase of common stock	—	(1,866,332)	—	—	(19)	—	(39,786)	—	—	—	—	(39,805)
Reduction of employee stock notes receivable	—	—	—	—	—	—	—	—	—	279	—	279
Balance as of December 31, 2010	—	36,846,353	11,495,377	—	368	115	76,263	831,057	—	(1,170)	—	906,633
Net income	—	—	—	—	—	—	—	204,335	—	—	—	204,335
Cash dividend on Class A and Class B common stock - $0.37 per share	—	—	—	—	—	—	—	(17,763)	—	—	—	(17,763)
Contingency payment related to business combination	—	—	—	—	—	—	(5,893)	—	—	—	—	(5,893)
Issuance of common stock, net of forfeitures	—	233,172	—	—	2	—	4,694	—	—	—	—	4,696
Compensation expense for stock based awards	—	—	—	—	—	—	1,301	—	—	—	—	1,301
Repurchase of common stock	—	(1,436,423)	—	—	(14)	—	(27,120)	—	—	—	—	(27,134)
Reduction of employee stock notes receivable	—	—	—	—	—	—	—	—	—	30	—	30
Balance as of December 31, 2011	—	35,643,102	11,495,377	—	356	115	49,245	1,017,629	—	(1,140)	—	1,066,205
Issuance of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	5	5
Net income	—	—	—	—	—	—	—	177,997	—	—	431	178,428
Other comprehensive earnings	—	—	—	—	—	—	—	—	2,813	—	—	2,813
Distribution made to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(431)	(431)
Cash dividend on Class A and Class B common stock - $1.40 per share	—	—	—	—	—	—	—	(66,237)	—	—	—	(66,237)
Issuance of common stock, net of forfeitures	—	279,834	—	—	3	—	3,913	—	—	—	—	3,916
Compensation expense for stock based awards	—	—	—	—	—	—	2,188	—	—	—	—	2,188
Repurchase of common stock	—	(806,023)	—	—	(8)	—	(22,806)	—	—	—	—	(22,814)
Reduction of employee stock notes receivable	—	—	—	—	—	—	—	—	—	1,140	—	1,140
Balance as of December 31, 2012	—	35,116,913	11,495,377	$ —	351	115	32,540	1,129,389	2,813	—	5	1,165,213

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2012, 2011, and 2010

	2012	2011	2010
	(Dollars in thousands)		
Net income attributable to Nelnet, Inc.	$ 177,997	204,335	189,034
Net income attributable to noncontrolling interest	431	—	—
Net income	178,428	204,335	189,034
Adjustments to reconcile net income to net cash provided by operating activities, net of business and asset acquisitions:			
Depreciation and amortization, including debt discounts and student loan premiums and deferred origination costs	116,781	103,472	101,001
Student loan discount accretion	(44,380)	(30,915)	(9,757)
Provision for loan losses	21,500	21,250	22,700
Impairment expense	2,767	—	26,599
Derivative market value adjustment	27,833	50,513	77,134
Foreign currency transaction adjustment	19,561	(32,706)	(80,721)
(Payments) proceeds to terminate and/or amend derivative instruments, net	(6,005)	3,365	12,020
Gain on sale of loans	(116)	(1,378)	(33,748)
Gain from debt repurchases	(4,023)	(6,962)	(44,883)
Gain from sales of available-for-sale securities, net	(5,798)	—	—
Originations and purchases of student loans - held for sale	—	—	(42,074)
Change in investments - trading securities, net	(1,747)	(7,544)	(43,236)
Deferred income tax (benefit) expense	(23,829)	(7,726)	4,273
Non-cash compensation expense	3,020	2,029	2,280
Other non-cash items	925	553	409
Decrease in accrued interest receivable	883	29,220	11,161
Decrease (increase) in accounts receivable	16	(11,040)	(10,571)
Decrease in other assets	2,322	1,421	2,456
Decrease in accrued interest payable	(4,864)	(538)	(678)
Increase (decrease) in other liabilities	16,044	(6,487)	11,469
Net cash provided by operating activities	299,318	310,862	194,868
Cash flows from investing activities, net of business and asset acquisitions:			
Originations and purchases of student loans	(3,777,011)	(976,949)	(4,126,378)
Net proceeds from student loan repayments, claims, capitalized interest, participations, and other	3,112,744	2,235,719	1,821,589
Proceeds from sale of student loans	107,093	121,344	2,202,427
Purchases of available-for-sale securities	(190,250)	—	—
Proceeds from sales of available-for-sale securities	165,854	—	—
Purchases of property and equipment, net	(9,944)	(14,167)	(12,770)
(Increase) decrease in restricted cash and investments, net	(201,140)	87,905	(43,265)
Business and asset acquisitions, including contingency payments	—	(14,029)	(3,000)
Distribution from equity method investment	—	—	100
Net cash (used in) provided by investing activities	(792,654)	1,439,823	(161,297)
Cash flows from financing activities:			
Payments on bonds and notes payable	(4,444,099)	(3,045,663)	(5,676,519)
Proceeds from issuance of bonds and notes payable	5,066,950	1,100,384	5,671,015
Payments of debt issuance costs	(18,197)	(2,282)	(9,318)
Dividends paid	(66,237)	(17,763)	(34,131)
Repurchases of common stock	(22,814)	(27,134)	(39,805)
Proceeds from issuance of common stock	480	512	528
Payments received on employee stock notes receivable	1,140	30	279
Issuance of noncontrolling interest	5	—	—
Distribution made to noncontrolling interest	(431)	—	—
Net cash provided by (used in) financing activities	516,797	(1,991,916)	(87,951)
Net increase (decrease) in cash and cash equivalents	23,461	(241,231)	(54,380)
Cash and cash equivalents, beginning of year	42,570	283,801	338,181
Cash and cash equivalents, end of year	$ 66,031	42,570	283,801
Supplemental disclosures of cash flow information:			
Interest paid	$ 234,606	206,117	224,837
Income taxes paid, net of refunds	$ 114,758	133,180	105,995

Supplemental disclosures of non-cash operating, investing, and financing activities regarding the Company's acquisition of student loans are contained in note 3.

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except share amounts, unless otherwise noted)

1. Description of Business

Nelnet, Inc. and its subsidiaries ("Nelnet" or the "Company") is an education services company focused primarily on providing fee-based processing services and quality education-related products and services in four core areas: asset management and finance, loan servicing, payment processing, and enrollment services (education planning). These products and services help students and families plan, prepare, and pay for their education and make the administrative and financial processes more efficient for schools and financial organizations. In addition, the Company earns net interest income on a portfolio of federally insured student loans. Substantially all revenue from external customers is earned, and all long lived assets are located, in the United States.

The Company was formed as a Nebraska corporation in 1977 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the Federal Family Education Loan Program ("FFELP" or "FFEL Program") of the U.S. Department of Education (the "Department").

To reduce its reliance on interest income on student loans, the Company has significantly diversified and increased its fee-based education-related services. On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act of 2010"). Effective July 1, 2010, this law prohibits new loan originations under the FFEL Program and requires that all new federal loan originations be made through the Federal Direct Loan Program. The new law does not alter or affect the terms and conditions of existing FFELP loans. As a result of this legislation, the Company no longer originates new FFELP loans. However, the Company believes there will be opportunities to purchase FFELP loan portfolios from current FFELP participants looking to adjust their FFELP businesses. For the year ended December 31, 2012, the Company purchased $3.9 billion (par value) of FFELP loans.

The Company operates as four distinct operating segments. The Company's operating segments include:

- Student Loan and Guaranty Servicing
- Tuition Payment Processing and Campus Commerce
- Enrollment Services
- Asset Generation and Management

A description of each operating segment is included below. In addition, see note 14 for additional information on the Company's segment reporting.

Fee-Based Operating Segments

<u>Student Loan and Guaranty Servicing</u>

The following are the primary products and services the Company offers as part of its Student Loan and Guaranty Servicing operating segment:

- Servicing FFELP loans
- Originating and servicing non-federally insured student loans
- Servicing federally-owned student loans for the Department of Education
- Servicing and outsourcing services for FFELP guaranty agencies, including FFELP guaranty collection services
- Providing student loan servicing software and other information technology products and services

The Student Loan and Guaranty Servicing operating segment provides for the servicing of the Company's student loan portfolio and the portfolios of third parties. The loan servicing activities include loan origination activities, loan conversion activities, application processing, borrower updates, payment processing, due diligence procedures, funds management reconciliations, and claim processing. These activities are performed internally for the Company's portfolio in addition to generating external fee revenue when performed for third-party clients.

In June 2009, the Company was one of four private sector companies awarded a student loan servicing contract by the Department of Education to provide additional servicing capacity for loans owned by the Department. In September 2009, the Company began servicing loans under this contract. The contract spans five years (through June 2014), with one five-year renewal at the option of the Department.

This operating segment also provides servicing activities for guaranty agencies, which are the organizations that serve as the intermediary between the U.S. federal government and FFELP lenders, and are responsible for paying the claims made on defaulted loans. The services provided by the Company include providing software and data center services, borrower and loan updates, default aversion tracking services, claim processing services, and post-default collection services.

This operating segment also provides student loan servicing software, which is used internally by the Company and licensed to third-party student loan holders and servicers. These software systems have been adapted so that they can be offered as hosted servicing software solutions that can be used by third parties to service various types of student loans, including Private, Federal Direct Loan Program, and FFEL Program loans.

Tuition Payment Processing and Campus Commerce

The Company's Tuition Payment Processing and Campus Commerce operating segment provides products and services to help students and families manage the payment of education costs at all levels (K-12 and higher education). It also provides innovative education-focused technologies, services, and support solutions to help schools with the everyday challenges of collecting and processing commerce data.

In the K-12 market, the Company offers actively managed tuition payment plans and billing services as well as assistance with financial needs assessment and donor management. The Company offers two principal products to the higher education market: actively managed tuition payment plans and campus commerce technologies and payment processing.

Enrollment Services

The Enrollment Services operating segment offers products and services that are focused on helping colleges recruit and retain students and helping students plan and prepare for life after high school and/or military service. The following are the primary products and services the Company offers as part of the Enrollment Services segment:

- Inquiry Generation - Inquiry generation services include delivering qualified inquiries or clicks to third-party customers, primarily higher education institutions.

- Inquiry Management (Agency) - Agency services include managing the marketing activities for third-party customers, primarily higher education institutions, in order to provide qualified inquiries or clicks.

- Inquiry Management (Software) - Software services include the licensing of software to third-party customers, primarily higher education institutions. This software is also used internally by the Company. The inquiry management software has been adapted so that it can be offered as a hosted software solution that can be used by third parties to manage and obtain qualified inquiries or clicks.

- Digital Marketing - Digital marketing services include interactive services to connect students to colleges and universities and are sold primarily based on subscriptions. Digital marketing services also include editing services for admission essays.

- Content Solutions - Content solutions includes test preparation study guides, school directories and databases, career exploration guides, on-line courses, scholarship search and selection data, career planning, and on-line information about colleges and universities. Content solutions also includes providing list marketing services to help higher education institutions and businesses reach the middle school, high school, college bound high school, college, and young adult market places.

(Dollars in thousands, except share amounts, unless otherwise noted)

Asset Generation and Management Operating Segment

The Company's Asset Generation and Management operating segment includes the acquisition, management, and ownership of the Company's student loan assets, which has historically been the Company's largest product and service offering. Student loan assets included in this segment are loans originated under the FFEL Program, including the Stafford Loan Program, the PLUS Loan program, and loans that consolidate certain borrower obligations ("Consolidation"). The Company generates a substantial portion of its earnings from the spread, referred to as the Company's student loan spread, between the yield it receives on its student loan portfolio and the associated costs to finance such portfolio. The student loan assets are held in a series of education lending subsidiaries and associated securitization trusts designed specifically for this purpose. In addition to the student loan spread earned on its portfolio, all costs and activity associated with managing the portfolio, such as servicing of the assets and debt maintenance, are included in this segment.

2. Summary of Significant Accounting Policies and Practices

Consolidation

The consolidated financial statements include the accounts of Nelnet, Inc. and its consolidated subsidiaries, including its education lending subsidiaries for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company's education lending subsidiaries (or Variable Interest Entities ("VIEs")) are engaged in the securitization of education finance assets. These education lending subsidiaries hold beneficial interests in eligible loans, subject to creditors with specific interests. The liabilities of the Company's education lending subsidiaries are not the direct obligations of Nelnet, Inc. or any of its other subsidiaries. Each education lending subsidiary is structured to be bankruptcy remote, meaning that they should not be consolidated in the event of bankruptcy of the parent company or any other subsidiary. The Company has determined it is the primary beneficiary of its education lending subsidiaries (VIEs). The primary beneficiary is the entity which has both: (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses or receive benefits of the entity that could potentially be significant to the VIE. The Company is the servicer of the securitized assets held in its education lending subsidiaries and owns the residual interest of the securitization trusts. As a result, for accounting purposes, the transfers of student loans to the eligible lender trusts do not qualify as sales. Accordingly, all the financial activities and related assets and liabilities, including debt, of the securitizations are reflected in the Company's consolidated financial statements as summarized below.

	As of December 31,	
	2012	2011
Student loans receivable	$ 24,920,130	24,296,501
Restricted cash and investments	753,511	583,012
Fair value of derivatives	82,841	80,631
Other assets	306,454	302,932
Bonds and notes payable	(25,209,341)	(24,565,509)
Other liabilities	(348,364)	(341,917)
Net assets of consolidated variable interest entities	$ 505,231	355,650

Noncontrolling Interest

Noncontrolling interest reflects the proportionate share of membership interest (equity) and net income attributable to the holders of minority membership interests in Whitetail Rock Capital Management, LLC ("WRCM"), a subsidiary of the Company that issued minority membership interests on January 1, 2012.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results may differ from those estimates.

(Dollars in thousands, except share amounts, unless otherwise noted)

Student Loans Receivable

Student loans consist of federally insured student loans and non-federally insured student loans. If the Company has the ability and intent to hold loans for the foreseeable future, such loans are held for investment and carried at amortized cost. Amortized cost includes the unamortized premium or discount and capitalized origination costs and fees, all of which are amortized to interest income. Loans which are held-for-investment also have an allowance for loan loss as needed. Any loans the Company has the ability and intent to sell are classified as held for sale and are carried at the lower of cost or fair value. Loans which are held for sale do not have the associated premium or discount and origination costs and fees amortized into interest income and there is also no related allowance for loan losses. There were no loans classified as held for sale as of December 31, 2012 and 2011.

Federally insured loans may be made under the FFEL Program by certain lenders as defined by the Higher Education Act of 1965, as amended (the "Higher Education Act"). These loans, including related accrued interest, are guaranteed at their maximum level permitted under the Higher Education Act by an authorized guaranty agency, which has a contract of reinsurance with the Department of Education. The terms of the loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest. Generally, Stafford and PLUS loans have repayment periods between five and ten years. Consolidation loans have repayment periods of twelve to thirty years. FFELP loans do not require repayment while the borrower is in-school and during the grace period immediately upon leaving school. The borrower may also be granted a deferment or forbearance for a period of time based on need, during which time the borrower is not considered to be in repayment. Interest continues to accrue on loans in the in-school, deferment, and forbearance period. Interest rates on loans may be fixed or variable, dependent upon type, terms of loan agreements, and date of origination. For FFELP loans, the education lending subsidiaries have entered into trust agreements in which unrelated financial institutions serve as the eligible lender trustees. As eligible lender trustees, the financial institutions act as the eligible lender in acquiring certain eligible student loans as an accommodation to the subsidiaries, which hold beneficial interests in the student loan assets as the beneficiaries of such trusts.

Substantially all FFELP loan principal and related accrued interest is guaranteed as defined by the Higher Education Act. These guarantees are made subject to the performance of certain loan servicing procedures stipulated by applicable regulations. If these due diligence procedures are not met, affected student loans may not be covered by the guarantees should the borrower default. Such student loans are subject to "cure" procedures and reinstatement of the guarantee under certain circumstances.

Student loans receivable also includes non-federally insured loans. The terms of the non-federally insured loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest over a period of up to 30 years. The non-federally insured loans are not covered by guarantee or collateral should the borrower default.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of probable losses on student loans. The provision for loan losses reflects the activity for the applicable period and provides an allowance at a level that the Company's management believes is appropriate to cover probable losses inherent in the loan portfolio. The Company evaluates the adequacy of the allowance for loan losses on its federally insured loan portfolio separately from its non-federally insured loan portfolio. These evaluation processes are subject to numerous judgments and uncertainties.

The allowance for the federally insured loan portfolio is based on periodic evaluations of the Company's loan portfolios considering loans in repayment versus those in a nonpaying status, delinquency status, trends in defaults in the portfolio based on Company and industry data, past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. The federal government guarantees 97 percent of the principal of and the interest on federally insured student loans disbursed on and after July 1, 2006 (and 98 percent for those loans disbursed prior to July 1, 2006), which limits the Company's loss exposure on the outstanding balance of the Company's federally insured portfolio. Student loans disbursed prior to October 1, 1993 are fully insured.

In determining the appropriateness of the allowance for loan losses on the non-federally insured loans, the Company considers several factors including: loans in repayment versus those in a nonpaying status, delinquency status, type of program, trends in defaults in the portfolio based on Company and industry data, past experience, current economic conditions, and other relevant factors. The Company places a non-federally insured loan on nonaccrual status when the collection of principal and interest is 30 days past due and charges off the loan when the collection of principal and interest is 120 days past due. Recoveries, if any, are reflected as a recovery through the allowance for loan losses.

Management has determined that each of the federally insured loan portfolio and the non-federally insured loan portfolio meets the definition of a portfolio segment, which is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. Accordingly, the portfolio segment basis disclosures are presented in note 3 for each of these portfolios. The Company does not disaggregate its portfolio segment student loan portfolios into classes of financing receivables. In addition, as of December 31, 2012 and 2011, the Company does not have any impaired loans as defined in the Receivables Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all investments with maturities when purchased of three months or less to be cash equivalents.

Investments

The Company's available-for-sale investment portfolio consists of student loan asset-backed securities and equity and debt securities. These securities are carried at fair value, with the temporary changes in fair value, net of taxes, carried as a separate component of stockholders' equity. The amortized cost of debt securities in this category (including the student loan asset-backed securities) is adjusted for amortization of premiums and accretion of discounts, which are amortized using the effective interest rate method. Other-than-temporary impairment is evaluated by considering several factors, including the length of time and extent to which the fair value has been less than the amortized cost basis, the financial condition and near-term prospects of the security (considering factors such as adverse conditions specific to the security and ratings agency actions), and the intent and ability of the Company to retain the investment to allow for an anticipated recovery in fair value. The entire fair value loss on a security that has experienced an other-than-temporary impairment is recorded in earnings if the Company intends to sell the security or if it is more likely than not that the Company will be required to sell the security before the expected recovery of the loss. However, if the impairment is other-than-temporary, and either of those two conditions does not exist, the portion of the impairment related to credit losses is recorded in earnings and the impairment related to other factors is recorded in other comprehensive income.

Securities classified as trading are accounted for at fair value with unrealized gains and losses included in "other income" in the consolidated statements of income.

Securities that the Company has the intent and ability to hold to maturity are classified as held-to-maturity and are accounted for at amortized cost unless the security is determined to have an other-than-temporary impairment. In that case, it is accounted for in the same manner as described above for available-for-sale investments.

When an investment is sold the cost basis is determined through specific identification of the security sold.

Restricted Cash and Investments

Restricted cash primarily includes amounts for student loan securitizations and other secured borrowings. This cash must be used to make payments related to trust obligations. Amounts on deposit in these accounts are primarily the result of timing differences between when principal and interest is collected on the trust assets and when principal and interest is paid on trust liabilities. Restricted cash also includes collateral deposits with derivative counterparties.

Cash balances that the Company's indentured trusts deposit in guaranteed investment contracts that are held for the related note holders are classified as restricted investments. The Company has classified these investments as held-to-maturity and accounts for them at amortized cost, which approximates fair value.

Restricted Cash - Due to Customers

As a servicer of student loans, the Company collects student loan remittances and subsequently disburses these remittances to the appropriate lending entities. In addition, as part of the Company's Tuition Payment Processing and Campus Commerce operating segment, the Company collects tuition payments and subsequently remits these payments to the appropriate schools. Cash collected for customers and the related liability are included in the accompanying consolidated balance sheets.

Accounts Receivable

Accounts receivable are presented at their net realizable values, which includes allowances for doubtful accounts. Allowance estimates are based upon individual customer experience, as well as the age of receivables and likelihood of collection.

Goodwill

The Company reviews goodwill for impairment annually (in the fourth quarter) and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable. Goodwill is tested for impairment using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics.

In September 2011, the FASB issued new accounting guidance for testing goodwill for impairment. The guidance provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test (described below), otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test.

If the Company elects to not perform a qualitative assessment or if the Company determines it is more likely than not that the fair value of a reporting unit is less than the carrying amount, then the Company performs a two-step impairment test on goodwill. In the first step, the Company compares the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. Actual future results may differ from those estimates.

See note 9 which provides information regarding the Company's annual goodwill impairment review for 2010, 2011, and 2012.

Intangible Assets

Intangible assets with finite lives are amortized over their estimated lives. Such assets are amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset is consumed or otherwise used up. If that pattern cannot be reliably determined, the Company uses a straight-line amortization method.

The Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and major improvements, including leasehold improvements, are capitalized. Gains and losses from the sale of property and equipment are included in determining net income. The Company uses accelerated and straight-line methods for recording depreciation and amortization. Accelerated methods are used for certain equipment and software when this method is believed to provide a better matching of income and expenses. Leasehold improvements are amortized over the lesser of their useful life or the related lease period.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, such as property and equipment and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company uses estimates to determine the fair value of long-lived assets. Such estimates are generally based on estimated future cash flows or cost savings associated with particular assets and are discounted to present value using an appropriate discount rate. The estimates of future cash flows associated with assets are generally prepared using a cost savings method, a lost income method, or an excess return method, as appropriate. In utilizing such methods, management must make certain assumptions about the amount and timing of estimated future cash flows and other economic benefits from the assets, the remaining economic useful life of the assets, and general economic factors concerning the selection of an appropriate discount rate. The Company may also use replacement cost or market comparison approaches to estimating fair value if such methods are determined to be more appropriate.

Assumptions and estimates about future values and remaining useful lives of the Company's intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and internal forecasts. Although the Company believes the historical assumptions and estimates used are reasonable and appropriate, different assumptions and estimates could materially impact the reported financial results.

Other Assets

Other assets are recorded at cost or amortized cost and consist primarily of debt issuance costs, certain investments, and other miscellaneous assets. Debt issuance costs are amortized using the effective interest method.

Fair Value Measurements

The Company uses estimates of fair value in applying various accounting standards for its financial statements.

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In general, the Company's policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, other inputs are used to model fair value such as prices of similar instruments, yield curves, volatilities, prepayment speeds, default rates, and credit spreads, relying first on observable data from active markets. Depending on current market conditions, additional adjustments to fair value may be based on factors such as liquidity, credit, and bid/offer spreads. Transaction costs are not included in the determination of fair value. When possible, the Company seeks to validate the model's output to market transactions. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company categorizes its fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring financial instruments at fair value. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels include:

- Level 1: Quoted prices for *identical* instruments in active markets. The types of financial instruments included in Level 1 are highly liquid instruments with quoted prices.
- Level 2: Quoted prices for *similar* instruments in active markets, quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose primary value drivers are observable.
- Level 3: Instruments whose primary value drivers are *unobservable*. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy at the end of the reporting period.

Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available for identical or similar instruments, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Revenue Recognition

Loan interest income - Loan interest is paid by the Department or the borrower, depending on the status of the loan at the time of the accrual. In addition, the Department makes quarterly interest subsidy payments on certain qualified FFELP loans until the student is required under the provisions of the Higher Education Act to begin repayment. Borrower repayment of FFELP loans normally begins within six months after completion of the loan holder's course of study, leaving school, or ceasing to carry at least one-half the normal full-time academic load, as determined by the educational institution. Borrower repayment of PLUS and Consolidation loans normally begins within 60 days from the date of loan disbursement. Borrower repayment of non-federally insured loans typically begins six months following a borrower's graduation from a qualified institution and the interest is either paid by the borrower or capitalized annually or at repayment.

The Department provides a special allowance to lenders participating in the FFEL Program. The special allowance is accrued based upon the fiscal quarter average rate of 13-week Treasury Bill auctions (for loans originated prior to January 1, 2000) or the fiscal quarter average rate of daily one-month LIBOR rates (for loans originated on and after January 1, 2000) relative to the yield of the student loan.

The Company recognizes student loan income as earned, net of amortization of loan premiums and deferred origination costs and the accretion of loan discounts. Loan income is recognized based upon the expected yield of the loan after giving effect to borrower utilization of incentives such as timely payments ("borrower benefits") and other yield adjustments. Loan premiums or discounts, deferred origination costs, and borrower benefits are amortized/accreted over the estimated life of the loan, which includes an estimate of prepayment speeds. The Company periodically evaluates the assumptions used to estimate the life of the loans and prepayment speeds.

The Company also pays the Department an annual 105 basis point rebate fee on Consolidation loans. These rebate fees are netted against loan interest income.

Student loan and guaranty servicing revenue – Student loan and guaranty servicing revenue consists of the following items:

- *Loan and guaranty servicing fees* – Loan servicing fees are determined according to individual agreements with customers and are calculated based on the dollar value of loans, number of loans, or number of borrowers serviced for each customer. Guaranty servicing fees, generally, are calculated based on the number of loans serviced, volume of loans serviced, or amounts collected. Revenue is recognized when earned pursuant to applicable agreements, and when ultimate collection is assured.

- *Software services revenue* – Software services revenue is determined from individual agreements with customers and includes license and maintenance fees associated with student loan software products. Computer and software consulting and remote hosting revenues are recognized over the period in which services are provided to customers.

Tuition payment processing and campus commerce revenue - Tuition payment processing and campus commerce revenue includes actively managed tuition payment solutions and online payment processing. Fees for these services are recognized over the period in which services are provided to customers.

Enrollment Services Revenue – Enrollment services revenue primarily consists of the following items:

- *Inquiry Generation and Management (Agency)* - Inquiry generation and management revenue is derived primarily from fees which are earned through the delivery of qualified inquiries or clicks. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Delivery is deemed to have occurred at the time a qualified inquiry or click is delivered to the customer, provided that no significant obligations remain. From time to time, the Company may agree to credit certain inquiries or clicks if they fail to meet the contractual or other guidelines of a particular client. The Company has established a sales reserve based on historical experience. To date, such credits have been immaterial and within management's expectations.

  For a portion of its inquiry generation and management revenue, the Company has agreements with providers of online media or traffic ("inquiry generation vendors") used in the generation of inquiries or clicks. The Company receives a fee from its customers and pays a fee to the inquiry generation vendors either on a cost per inquiry, cost per click, or cost per number of impressions basis. The Company is the primary obligor in the transaction. As a result, the fees paid by the Company's customers are recognized as revenue and the fees paid to its inquiry generation vendors are included in "cost to provide enrollment services" in the Company's consolidated statements of income.

- *Inquiry Management (Software)* - Inquiry management software revenue is determined from individual agreements with customers and includes license and maintenance fees associated with inquiry management software products. Remote hosting revenues are recognized over the period in which services are provided to customers.

- *Digital Marketing* - Digital marketing services include interactive services to connect students to colleges and universities and are sold primarily based on subscriptions. Revenues from sales of subscription services are recognized ratably over the term of the contract as earned. Subscription revenues received or receivable in advance of the delivery of services are included in deferred revenue. Digital marketing services also include editing services for admission essays. Fees for these services are recognized over the period in which services are provided to customers.

- *Content Solutions* - Content solutions includes test preparation study guides, school directories and databases, career exploration guides, on-line courses, scholarship search and selection data, career planning, and on-line information about colleges and universities. Several of these services are sold based on subscriptions. Revenues from sales of subscription services are recognized ratably over the term of the contract as earned. Subscription revenues received or receivable in advance of the delivery of services is included in deferred revenue. Revenue from the sale of print products is generally earned and recognized, net of estimated returns, upon shipment or delivery. All other services are recognized over the period in which services are provided to customers. Content solutions also includes providing list marketing services to help higher education institutions and businesses reach the middle school, high school, college bound high school, college, and young adult market places. Revenue from the sale of lists is generally earned and recognized, net of estimated returns, upon delivery.

Other income - Other income includes realized and unrealized gains and losses on investments and borrower late fee income, which is earned by the education lending subsidiaries and is recognized when payments are collected from the borrower. Other income also includes investment advisory income, which is recognized as these services are provided to customers.

Interest Expense

Interest expense is based upon contractual interest rates adjusted for the amortization of debt issuance costs and the accretion of discounts. The amortization of debt issuance costs and accretion of discounts are recognized using the effective interest method.

Transfer of Financial Assets and Extinguishments of Liabilities

The Company accounts for loan sales and debt repurchases in accordance with the applicable accounting guidance. If a transfer of loans qualifies as a sale, the Company derecognizes the loan and recognizes a gain or loss as the difference between the carrying basis of the loan sold and the compensation received. The Company repurchases its outstanding debt in the open market and records a gain or loss on the early extinguishment of debt based upon the difference between the carrying cost of the debt and the amount paid to the third party. The Company recognizes the results of a transfer of loans and the extinguishment of debt based upon the settlement date of the transaction.

Derivative Accounting

The Company records derivative instruments on the consolidated balance sheets as either an asset or liability measured at its fair value. The Company determines the fair value for its derivative contracts using either (i) pricing models that consider current market conditions and the contractual terms of the derivative contract or (ii) counterparty valuations. The Company does not offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from derivative instruments that are recognized at fair value and executed with the same counterparty under a master netting arrangement. The factors that impact the fair value of the Company's derivatives include interest rates, time value, forward interest rate curve, and volatility factors, as well as foreign exchange rates. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. As a result, the change in fair value of derivative instruments are reported in current period earnings. Changes or shifts in the forward yield curve and fluctuations in currency rates can significantly impact the valuation of the Company's derivatives. Accordingly, changes or shifts to the forward yield curve and fluctuations in currency rates will impact the financial position and results of operations of the Company. Any proceeds received or payments made by the Company to terminate a derivative in advance of its expiration date, or to amend the terms of an existing derivative, are included in the Company's consolidated statements of income and are accounted for as a change in fair value of such derivative. The changes in fair value on derivative instruments, as well as the settlement payments made on such derivatives, are included in "derivative market value and foreign currency adjustments and derivative settlements, net" on the consolidated statements of income.

Foreign Currency

During 2006, the Company issued Euro-denominated bonds, which are included in "bonds and notes payable" on the consolidated balance sheets. Transaction gains and losses resulting from exchange rate changes when re-measuring these bonds to U.S. dollars at the balance sheet date are included in "derivative market value and foreign currency adjustments and derivative settlements, net" on the consolidated statements of income.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax expense includes deferred tax expense, which represents the net change in the deferred tax asset or liability balance during the year, plus any change made in the valuation allowance, and current tax expense, which represents the amount of tax currently payable to or receivable from a tax authority plus amounts for expected tax deficiencies (including both tax and interest).

Compensation Expense for Stock Based Awards

The Company has a restricted stock plan that is intended to provide incentives to attract, retain, and motivate employees in order to achieve long term growth and profitability objectives. The restricted stock plan provides for the grant to eligible employees of awards of restricted shares of Class A common stock. The fair value of restricted stock awards is determined on the grant date based on the Company's stock price and is amortized to compensation cost over the related vesting periods which range up to ten years. For those awards with only service conditions that have graded vesting schedules, the Company recognizes compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

(Dollars in thousands, except share amounts, unless otherwise noted)

Stock Repurchases

In accordance with laws in the state in which the Company is incorporated, all shares repurchased by the Company are legally retired upon acquisition by the Company.

3. Student Loans Receivable and Allowance for Loan Losses

Student loans receivable consisted of the following:

	As of December 31,	
	2012	2011
Federally insured loans		
Stafford and other	$ 7,261,114	7,480,182
Consolidation	17,708,732	16,852,527
Total	24,969,846	24,332,709
Non-federally insured loans	26,034	26,916
	24,995,880	24,359,625
Loan discount, net of unamortized loan premiums and deferred origination costs	(113,357)	(13,267)
Allowance for loan losses – federally insured loans	(40,120)	(37,205)
Allowance for loan losses – non-federally insured loans	(11,782)	(11,277)
	$ 24,830,621	24,297,876
Allowance for federally insured loans as a percentage of such loans	0.16%	0.15%
Allowance for non-federally insured loans as a percentage of such loans	45.26%	41.90%

Loan Acquisition

On July 8, 2011, the Company purchased the residual interest in $1.9 billion of securitized federally insured consolidation loans. The Company acquired the ownership interest in GCO SLIMS Trust I (the "SLIMS Trust") giving the Company rights to the residual interest in GCO Education Loan Funding Trust-I (the "GCO Trust"). The GCO Trust includes federally insured consolidation loans funded to term with $1.9 billion of notes payable that carry interest rates on a spread to LIBOR or are set and periodically reset via a "dutch auction."

On July 8, 2011, the SLIMS Trust included $46.2 million of notes payable that carry a fixed interest rate of 5.72%. All excess interest earned from the GCO Trust must be used to pay the interest and principal on the notes payable in the SLIMS Trust until the SLIMS notes are paid in full. In December 2012, these notes were paid in full.

The Company has consolidated these trusts on its consolidated balance sheet because management has determined the Company is the primary beneficiary of the trusts. Upon acquisition, the Company recorded all assets and liabilities of the trusts at fair value, resulting in the recognition of a student loan fair value discount of $153.9 million and a bonds and notes payable fair value discount of $174.9 million. These discounts will be accreted using the effective interest method over the lives of the underlying assets and liabilities. All other assets acquired and liabilities assumed (restricted cash, accrued interest receivable/payable, and other assets/ liabilities) were recorded at cost which approximates fair value.

(Dollars in thousands, except share amounts, unless otherwise noted)

Activity in the Allowance for Loan Losses

The provision for loan losses represents the periodic expense of maintaining an allowance sufficient to absorb losses, net of recoveries, inherent in the portfolio of student loans. Activity in the allowance for loan losses is shown below.

	Year ended December 31,		
	2012	**2011**	**2010**
Balance at beginning of period	$ 48,482	43,626	50,887
Provision for loan losses:			
Federally insured loans	22,000	20,000	18,700
Non-federally insured loans	(500)	1,250	4,000
Total provision for loan losses	21,500	21,250	22,700
Charge-offs:			
Federally insured loans	(21,217)	(17,166)	(18,603)
Non-federally insured loans	(3,508)	(4,147)	(7,282)
Total charge-offs	(24,725)	(21,313)	(25,885)
Recoveries - non-federally insured loans	1,419	1,310	1,263
Purchase (sale) of loans, net:			
Federally insured loans	2,133	1,463	2,710
Non-federally insured loans	—	—	220
Total purchase (sale) of loans, net	2,133	1,463	2,930
Reserve related to loans reclassified to held for sale	—	—	(6,269)
Transfer to/from repurchase obligation related to loans sold/purchased, net	3,093	2,146	(2,000)
Balance at end of period	$ 51,902	48,482	43,626
Allocation of the allowance for loan losses:			
Federally insured loans	$ 40,120	37,205	32,908
Non-federally insured loans	11,782	11,277	10,718
Total allowance for loan losses	$ 51,902	48,482	43,626

Repurchase Obligations

As of December 31, 2012, the Company had participated a cumulative amount of $107.7 million (par value) of non-federally insured loans to third parties. Loans participated under these agreements have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets. Per the terms of the servicing agreements, the Company's servicing operations are obligated to repurchase loans subject to the participation interests in the event such loans become 60 or 90 days delinquent.

In addition, on January 13, 2011, the Company sold a portfolio of non-federally insured loans for proceeds of $91.3 million (100% of par value). The Company retained credit risk related to this portfolio and will pay cash to purchase back any loans which become 60 days delinquent. As of December 31, 2012, the balance of this portfolio was $72.8 million (par value).

(Dollars in thousands, except share amounts, unless otherwise noted)

The Company's estimate related to its obligation to repurchase these loans is included in "other liabilities" in the Company's consolidated balance sheets. The activity related to this accrual is detailed below.

	Year ended December 31,		
	2012	2011	2010
Beginning balance	$ 19,223	12,600	10,600
Repurchase obligation transferred to/from the allowance for loan losses related to loans purchased/sold, net	(3,093)	(2,146)	2,000
Repurchase obligation associated with loans sold (a)	—	6,269	—
Current period expense	—	2,500	—
Ending balance	$ 16,130	19,223	12,600

(a) As discussed previously, on January 13, 2011, the Company sold a portfolio of loans and retained all credit risk related to this portfolio. These loans were classified as held for sale as of December 31, 2010 and the loans were carried at fair value. Upon sale, the Company established a repurchase obligation associated with those loans that are estimated to become 60 days delinquent.

(Dollars in thousands, except share amounts, unless otherwise noted)

Student Loan Status and Delinquencies

Delinquencies have the potential to adversely impact the Company's earnings through increased servicing and collection costs and account charge-offs. The percent of non-federally insured loans that are delinquent 31 days or greater as of December 31, 2012, 2011, and 2010 is 28.6 percent, 28.6 percent, and 22.4 percent, respectively. The table below shows the Company's federally insured student loan delinquency amounts on loans held for investment.

	As of December 31,					
	2012		2011		2010	
Federally insured loans, excluding rehabilitation loans:						
Loans in-school/grace/deferment (a)	$ 2,949,320		$ 3,623,284		$ 4,342,684	
Loans in forbearance (b)	2,992,023		3,267,771		2,966,211	
Loans in repayment status:						
Loans current	14,583,044	87.0%	14,422,192	84.6%	14,229,913	87.3%
Loans delinquent 31-60 days (c)	652,351	3.9	821,166	4.8	783,826	4.8
Loans delinquent 61-90 days (c)	330,885	2.0	388,542	2.3	300,860	1.8
Loans delinquent 91-120 days (c)	247,381	1.5	289,173	1.7	205,581	1.3
Loans delinquent 121-270 days (c)	684,338	4.1	811,914	4.8	568,923	3.5
Loans delinquent 271 days or greater (c)(d)	252,566	1.5	307,861	1.8	210,297	1.3
Total loans in repayment	16,750,565	100.0%	17,040,848	100.0%	16,299,400	100.0%
Total federally insured loans, excluding rehabilitation loans	22,691,908		23,931,903		23,608,295	
Rehabilitation loans (e):						
Loans in-school/grace/deferment (a)	150,317		41,615		15,932	
Loans in forbearance (b)	330,278		62,681		18,658	
Loans in repayment status:						
Loans current	670,205	37.4%	178,180	60.0%	79,567	69.3%
Loans delinquent 31-60 days (c)	113,795	6.3	23,038	7.7	10,314	9.0
Loans delinquent 61-90 days (c)	79,691	4.4	18,552	6.3	5,993	5.2
Loans delinquent 91-120 days (c)	186,278	10.4	18,607	6.3	3,381	2.9
Loans delinquent 121-270 days (c)	552,605	30.7	43,743	14.8	11,910	10.4
Loans delinquent 271 days or greater (c)(d)	194,769	10.8	14,390	4.9	3,649	3.2
Total loans in repayment	1,797,343	100.0%	296,510	100.0%	114,814	100.0%
Total rehabilitation loans	2,277,938		400,806		149,404	
Total federally insured loans	$24,969,846		$24,332,709		$23,757,699	

(a) Loans for borrowers who still may be attending school or engaging in other permitted educational activities and are not yet required to make payments on the loans, *e.g.*, residency periods for medical students or a grace period for bar exam preparation for law students.

(b) Loans for borrowers who have temporarily ceased making full payments due to hardship or other factors, according to a schedule approved by the servicer consistent with the established loan program servicing procedures and policies.

(c) The period of delinquency is based on the number of days scheduled payments are contractually past due and relate to repayment loans, that is, receivables not charged off, and not in school, grace, deferment, or forbearance.

(d) A portion of loans included in loans delinquent 271 days or greater includes loans in claim status, which are loans that have gone into default and have been submitted to the guaranty agency.

(Dollars in thousands, except share amounts, unless otherwise noted)

(e) Rehabilitated loans are student loans that have previously defaulted, but for which the borrower has made a specified number of on-time payments. Although rehabilitated loans benefit from the same guarantees as other FFELP student loans, rehabilitation loans have generally experienced re-default rates that are higher than default rates for FFELP student loans that have not previously defaulted. The Company has purchased a significant amount of rehabilitated loans during 2012. Upon purchase, these loans are recorded at fair value, which generally approximates the federal government guarantee rate. As such, there is minimal credit risk related to the Company's rehabilitated federally insured loans.

4. Bonds and Notes Payable

The following tables summarize the Company's outstanding debt obligations by type of instrument:

	As of December 31, 2012		
	Carrying amount	Interest rate range	Final maturity
Variable-rate bonds and notes (a):			
Bonds and notes based on indices	$ 21,185,140	0.32% - 6.90%	11/25/15 - 8/25/52
Bonds and notes based on auction or remarketing	969,925	0.15% - 2.14%	5/1/28 - 5/25/42
Total variable-rate bonds and notes	22,155,065		
FFELP warehouse facilities	1,554,151	0.21% - 0.29%	1/31/15 - 6/30/15
Department of Education Conduit	1,344,513	0.82%	1/19/14
Unsecured line of credit	55,000	1.71%	2/17/16
Unsecured debt - Junior Subordinated Hybrid Securities	99,232	3.68%	9/15/61
Other borrowings	62,904	1.50% - 5.10%	11/14/13 - 11/11/15
	25,270,865		
Discount on bonds and notes payable	(172,030)		
Total	$ 25,098,835		

	As of December 31, 2011		
	Carrying amount	Interest rate range	Final maturity
Variable-rate bonds and notes (a):			
Bonds and notes based on indices	$ 20,252,403	0.42% - 6.90%	11/25/15 - 7/27/48
Bonds and notes based on auction or remarketing	970,575	0.11% - 2.19%	5/1/28 - 5/25/42
Total variable-rate bonds and notes	21,222,978		
FFELP warehouse facilities	824,410	0.26% - 0.70%	7/1/14
Department of Education Conduit	2,339,575	0.74%	1/19/14
Unsecured line of credit	64,390	0.69%	5/8/12
Unsecured debt - Junior Subordinated Hybrid Securities	100,697	3.95%	9/15/61
Other borrowings	43,119	3.78% - 5.72%	11/14/12 - 3/1/22
	24,595,169		
Discount on bonds and notes payable	(160,629)		
Total	$ 24,434,540		

(a) Issued in asset-backed securitizations

(Dollars in thousands, except share amounts, unless otherwise noted)

Secured Financing Transactions

The Company has historically relied upon secured financing vehicles as its most significant source of funding for student loans. The net cash flow the Company receives from the securitized student loans generally represents the excess amounts, if any, generated by the underlying student loans over the amounts required to be paid to the bondholders, after deducting servicing fees and any other expenses relating to the securitizations. The Company's rights to cash flow from securitized student loans are subordinate to bondholder interests and may fail to generate any cash flow beyond what is due to bondholders. The Company's secured financing vehicles during the periods presented above include loan warehouse facilities, asset-backed securitizations, and the government's Conduit Program (as described below).

The majority of the bonds and notes payable are primarily secured by the student loans receivable, related accrued interest, and by the amounts on deposit in the accounts established under the respective bond resolutions or financing agreements. Certain variable rate bonds and notes are secured by a letter of credit and reimbursement agreement issued by a third-party liquidity provider.

FFELP warehouse facilities

The Company funds a portion of its FFELP loan acquisitions using its FFELP warehouse facilities. Student loan warehousing allows the Company to buy and manage student loans prior to transferring them into more permanent financing arrangements.

As of December 31, 2012, the Company had three FFELP warehouse facilities as summarized below.

	NHELP-II	NHELP-I	NFSLW-I	Total
Maximum financing amount	$ 500,000	500,000	800,000	1,800,000
Amount outstanding	405,801	361,299	787,051	1,554,151
Amount available	$ 94,199	138,701	12,949	245,849
Expiration of liquidity provisions	February 28, 2014	October 2, 2013	June 28, 2013	
Final maturity date	February 28, 2016	April 2, 2015	June 30, 2015	
Maximum advance rates	88.5 - 93.5%	80 - 100%	90 - 98%	
Minimum advance rates	88.5 - 93.5%	80 - 95%	84.5 - 90%	
Advanced as equity support	$ 42,657	19,517	64,128	126,302

Each FFELP warehouse facility is supported by 364-day liquidity provisions, which are subject to the respective expiration date shown in the previous table. In the event the Company is unable to renew the liquidity provisions by such date, the facility would become a term facility at a stepped-up cost, with no additional student loans being eligible for financing, and the Company would be required to refinance the existing loans in the facility by the facility's final maturity date. The NHELP-I and NFSLW-I warehouse facilities provide for formula-based advance rates, depending on FFELP loan type, up to a maximum of the principal and interest of loans financed as shown in the table above. The advance rates for collateral may increase or decrease based on market conditions, but they are subject to minimums as disclosed above. The NHELP-II warehouse facility has static advance rates that requires initial equity for loan funding, but does not require increased equity based on market movements.

The FFELP warehouse facilities contain financial covenants relating to levels of the Company's consolidated net worth, ratio of recourse indebtedness to adjusted EBITDA, and unencumbered cash. Any noncompliance with these covenants could result in a requirement for the immediate repayment of any outstanding borrowings under the facilities.

(Dollars in thousands, except share amounts, unless otherwise noted)

Asset-backed securitizations

The following table summarizes the asset-backed securities transactions issued in 2011 and 2012.

	Securitizations issued during the year ended December 31,							
	2011	2012						
	2011-1	2012-1 (a)	2012-2 (a)	2012-3 (a)	2012-4	2012-5	2012-6	Total
Date issued	2/2/11	5/9/12	6/11/12	7/31/12	10/11/12	11/8/12	12/12/12	
Total original principal amount	$ 384,357	336,300	323,000	414,300	937,500	1,174,000	1,012,000	$ 4,197,100
Class A:								
Total original principal amount	$ 384,357	336,300	323,000	414,300	920,000	1,144,000	987,000	4,124,600
Bond discount	—	—	(3,609)	(1,275)	—	(7,642)	(3,399)	(15,925)
Issue price	$ 384,357	336,300	319,391	413,025	920,000	1,136,358	983,601	4,108,675
Cost of funds (1-month LIBOR plus:)	0.85%	0.80%	0.80%	0.70%	0.70%	0.60%	0.60%	
Final maturity date	2/25/43	12/27/39	12/26/33	3/26/40	9/27/38	10/27/36	3/27/45	
Class B:								
Total original principal amount					$ 17,500	30,000	25,000	72,500
Bond discount					(4,900)	(10,011)	(6,937)	(21,848)
Issue price					$ 12,600	19,989	18,063	50,652
Cost of funds (1-month LIBOR plus:)					1.00%	1.00%	1.50%	
Final maturity date					7/26/49	12/28/43	8/26/52	

(a) Total original principal amount excludes the Class B subordinated tranche that was retained at issuance totaling $7.6 million, $10.0 million, and $10.0 million for the 2012-1, 2012-2, and 2012-3 securitizations, respectively. These notes are not included in the Company's consolidated balance sheet. If the Company sells these notes to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. Upon sale, these notes would be shown as "bonds and notes payable" in the Company's consolidated balance sheet. The Company believes the market value of such notes is currently less than par value. Any excess of the par value over the market value on the date of sale would be recognized by the Company as interest expense over the life of the bonds.

2013 Transaction

On December 19, 2012, the Company purchased an interest in a portfolio of FFELP student loans from a third-party. The seller of the loan portfolio had the rights to a call option to purchase the loans back from the Company at any time before the earliest of (i) April 15, 2013; or (ii) funding the student loan portfolio in an asset-backed securities transaction. In addition, as part of the purchase agreement, upon completion of an asset-backed securities transaction, the seller of the loan portfolio will receive a portion of the residual cash flow from the securitization. As of December 31, 2012, the amount paid for the acquired interest in the portfolio of FFELP student loans subject to this arrangement was $444.1 million and was included in "student loans receivable" on the consolidated balance sheet. On January 31, 2013, the Company completed an asset-backed securities transaction of $437.5 million which securitized all loans subject to the purchase agreement. For accounting purposes, the transfer of student loans to the eligible lender trust for this securitization does not qualify as a sale, as the trust continues to be under the effective control of the Company. Accordingly, all the financial activities and related assets and liabilities, including debt, of the lender trust for the securitization will be reflected in the Company's consolidated financial statements. Subsequent to the completion of the asset-backed securitization, the Company purchased the residual cash flow interest of the third party seller of the loans.

(Dollars in thousands, except share amounts, unless otherwise noted)

Auction Rate Securities

The interest rates on certain of the Company's asset-backed securities are set and periodically reset via a "dutch auction" ("Auction Rate Securities") or through a remarketing utilizing remarketing agents ("Variable Rate Demand Notes"). As of December 31, 2012, the Company is currently sponsored on $750.7 million of Auction Rate Securities and $219.2 million of Variable Rate Demand Notes.

Since February 2008, problems in the auction rate securities market as a whole has led to failures of the auctions pursuant to which the Company's Auction Rate Securities' interest rates are set. As a result, the Auction Rate Securities generally pay interest to the holder at a maximum rate as defined by the indenture. While these rates will vary, they will generally be based on a spread to LIBOR or Treasury Securities. Based on the relative levels of these indices as of December 31, 2012, the rates expected to be paid by the Company range from 91-day T-Bill plus 125 basis points, on the low end, to LIBOR plus 250 basis points, on the high end. These maximum rates are subject to increase if the credit ratings on the bonds are downgraded.

For Variable Rate Demand Notes, the remarketing agents set the price, which is then offered to investors. If there are insufficient potential bid orders to purchase all of the notes offered for sale, the Company could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities. The maximum rate for Variable Rate Demand Notes is based on a spread to certain indices as defined in the underlying documents, with the highest to the Company being Prime plus 200 basis points.

Department of Education's Conduit Program

In May 2009, the U.S. Department of Education implemented a program under which it finances eligible FFELP Stafford and PLUS loans in a conduit vehicle established to provide funding for student lenders (the "Conduit Program"). The Conduit Program accepted eligible loans through July 1, 2010. Funding for the Conduit Program is provided by the capital markets at a cost based on market rates, with the Company being advanced 97 percent of the student loan face amount. Excess amounts needed to fund the remaining 3 percent of the student loan balances were contributed by the Company. The Conduit Program expires on January 19, 2014. As of December 31, 2012 and 2011, the Company had $1.3 billion and $2.3 billion, respectively, borrowed under the facility and $49.5 million and $84.7 million advanced as equity support in the facility.

Unsecured Line of Credit

As of December 31, 2011, the Company had a $750.0 million unsecured line of credit with a maturity date of May 8, 2012. As of December 31, 2011, there was $64.4 million outstanding on this line. On February 17, 2012, the Company entered into a new $250.0 million unsecured line of credit. In conjunction with entering into this new agreement, the outstanding balance on the $750.0 million unsecured line of credit of $64.4 million was paid off in full and the agreement was terminated. As of December 31, 2012, $55.0 million was outstanding on the new unsecured line of credit and $195.0 million was available for future use. The $250.0 million line of credit has a maturity date of February 17, 2016.

The new line of credit agreement contains certain financial covenants that, if not met, lead to an event of default under the agreement. The covenants include maintaining:

- A minimum consolidated net worth
- A minimum adjusted EBITDA to corporate debt interest (over the last four rolling quarters)
- A limitation on recourse indebtedness
- A limitation on the percentage of non-federally insured loans in the Company's portfolio

As of December 31, 2012, the Company was in compliance with all of these requirements. Many of these covenants are duplicated in the Company's other lending facilities, including its FFELP warehouse facilities.

(Dollars in thousands, except share amounts, unless otherwise noted)

The Company's new operating line of credit does not have any covenants related to unsecured debt ratings. However, changes in the Company's ratings (as well as the amounts the Company borrows) have modest implications on the pricing level at which the Company obtains funding.

A default on the Company's FFELP warehouse facilities would result in an event of default on the Company's new unsecured line of credit that would result in the outstanding balance on the line of credit becoming immediately due and payable.

Junior Subordinated Hybrid Securities

On September 27, 2006, the Company issued $200.0 million aggregate principal amount of Junior Subordinated Hybrid Securities ("Hybrid Securities"). The Hybrid Securities are unsecured obligations of the Company. The interest rate on the Hybrid Securities from the date they were issued through September 28, 2011 was 7.40%, payable semi-annually. Beginning September 29, 2011 through September 29, 2036, the "scheduled maturity date," the interest rate on the Hybrid Securities is equal to three-month LIBOR plus 3.375%, payable quarterly, which was 3.68% at December 31, 2012. The principal amount of the Hybrid Securities will become due on the scheduled maturity date only to the extent that prior to such date the Company has received proceeds from the sale of certain qualifying capital securities (as defined in the Hybrid Securities' indenture). If any amount is not paid on the scheduled maturity date, it will remain outstanding and bear interest at a floating rate as defined in the indenture, payable monthly. On September 15, 2061, the Company must pay any remaining principal and interest on the Hybrid Securities in full whether or not the Company has sold qualifying capital securities. At the Company's option, the Hybrid Securities are redeemable in whole or in part, any time on or after September 29, 2011, at their principal amount plus accrued and unpaid interest, provided in the case of a redemption in part that the principal amount outstanding after such redemption is at least $50.0 million.

Other Borrowings

On April 12, 2012, the Company entered into a $50.0 million line of credit, which is collateralized by asset-backed security investments. The line of credit has a maturity date of April 11, 2014 and has covenants and cross default provisions similar to those under the Company's unsecured line of credit discussed below. As of December 31, 2012, $50.0 million was outstanding on this line of credit.

On October 13, 2006, the Company purchased a building in which its corporate headquarters is located. In connection with the acquisition of the building, the Company assumed the outstanding note on the property. As of December 31, 2012 and 2011, the outstanding balance on the note was $4.6 million and $4.7 million, respectively.

As of December 31, 2012 and 2011, bonds and notes payable includes $8.3 million and $8.9 million, respectively, of notes due to a third-party. The Company used the proceeds from these notes to invest in non-federally insured student loan assets via a participation agreement.

As discussed in note 3, on July 8, 2011, the Company acquired the ownership interest in the SLIMS Trust which included $46.2 million of notes payable that carried a fixed interest rate of 5.72%. As of December 31, 2011, $29.5 million of debt was outstanding on this facility. In December 2012, these notes were paid in full.

One of the Company's education lending subsidiaries has irrevocably escrowed funds to make the remaining principal and interest payments on previously issued bonds and notes. Accordingly, neither these obligations nor the escrowed funds are included on the accompanying consolidated balance sheets. As of December 31, 2012 and 2011, the accreted defeased debt that remained outstanding was $42.7 million and $39.7 million, respectively.

Debt Covenants

Certain bond resolutions contain, among other requirements, covenants relating to restrictions on additional indebtedness, limits as to direct and indirect administrative expenses, and maintaining certain financial ratios. Management believes the Company is in compliance with all covenants of the bond indentures and related credit agreements as of December 31, 2012.

(Dollars in thousands, except share amounts, unless otherwise noted)

Maturity Schedule

Bonds and notes outstanding as of December 31, 2012 are due in varying amounts as shown below.

2013	$ 8,300
2014	1,394,513
2015	1,638,090
2016	55,000
2017	—
2018 and thereafter	22,174,962
	$ 25,270,865

Generally, the Company's secured financing instruments bearing interest at variable rates can be redeemed on any interest payment date at par plus accrued interest. Subject to certain provisions, all bonds and notes are subject to redemption prior to maturity at the option of certain education lending subsidiaries.

5. Gain on Sale of Loans and Debt Repurchases

"Gain on sale of loans and debt repurchases" in the accompanying consolidated statements of income is composed of the following items:

	Year ended December 31,		
	2012	2011	2010
Gain on sale of loans (a)	$ 116	1,378	33,748
Gain from debt repurchases (b)	4,023	6,962	44,883
	$ 4,139	8,340	78,631

(a) During 2010, the Company sold $2.1 billion (par value) of loans to the Department under a program established to provide liquidity to student loan lenders and recognized a gain of $33.8 million.

(b) The activity included in "Gain from debt repurchases" is detailed below:

	Year ended December 31, 2012			Year ended December 31, 2011			Year ended December 31, 2010		
	Notional amount	Purchase price	Gain	Notional amount	Purchase price	Gain	Notional amount	Purchase price	Gain
Junior Subordinated Hybrid Securities	$ 1,465	1,140	325	62,558	55,651	6,907	34,995	30,073	4,922
Asset-backed securities	134,667	130,969	3,698	12,254	12,199	55	690,750	650,789	39,961
	$136,132	132,109	4,023	74,812	67,850	6,962	725,745	680,862	44,883

6. Derivative Financial Instruments

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk and foreign currency exchange risk.

Interest Rate Risk

The Company is exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of the Company's assets do not match the interest rate characteristics of the funding for those assets. The Company has adopted a policy of periodically reviewing the mismatch related to the interest rate characteristics of its assets and liabilities together with the Company's outlook as to current and future market conditions. Based on those factors, the Company uses derivative instruments as part of its overall risk management strategy. Derivative instruments used as part of the Company's interest rate risk management strategy currently include basis swaps and interest rate swaps.

(Dollars in thousands, except share amounts, unless otherwise noted)

Basis Swaps

Prior to April 1, 2012, the interest earned on the majority of the Company's FFELP student loan assets was indexed to the three-month commercial paper index. As allowed by legislation, effective April 1, 2012, the Company elected to change the index on which the Special Allowance Payments ("SAP") are calculated for the majority of the Company's FFELP loans from the commercial paper rate to the one-month LIBOR rate. Meanwhile, the Company funds the majority of its assets with three-month LIBOR indexed floating rate securities. The different interest rate characteristics of the Company's loan assets and liabilities funding these assets results in basis risk.

The Company also faces repricing risk due to the timing of the interest rate resets on its liabilities, which may occur as infrequently as once a quarter, in contrast to the timing of the interest rate resets on its assets, which generally occur daily. In a declining interest rate environment, this may cause the Company's student loan spread to compress, while in a rising rate environment, it may cause the spread to increase.

As of December 31, 2012, the Company had $23.9 billion and $1.1 billion of FFELP loans indexed to the one-month LIBOR rate and the three-month treasury bill rate, respectively, both of which reset daily, and $16.5 billion of debt indexed to three-month LIBOR, which resets quarterly, and $5.0 billion of debt indexed to one-month LIBOR, which resets monthly.

The Company has used derivative instruments to hedge its basis risk and repricing risk. The Company has entered into basis swaps in which the Company receives three-month LIBOR set discretely in advance and pays one-month LIBOR plus or minus a spread as defined in the agreements (the 1:3 Basis Swaps).

The following table summarizes the Company's 1:3 Basis Swaps outstanding:

	As of December 31,	
	2012	2011
Maturity	Notional amount	Notional amount
2021	$ 250,000	250,000
2022	1,900,000	—
2023	3,150,000	1,250,000
2024	250,000	250,000
2026	800,000	800,000
2028	100,000	100,000
2036	700,000	700,000
2039 (a)	150,000	150,000
2040 (b)	200,000	200,000
	$ 7,500,000 (c)	3,700,000 (c)

(a) This derivative has a forward effective start date in 2015.

(b) This derivative has a forward effective start date in 2020.

(c) The weighted average rate paid by the Company on the 1:3 Basis Swaps as of December 31, 2012 and 2011, was one-month LIBOR plus 3.3 basis points and one-month LIBOR plus 1.2 basis points, respectively.

(Dollars in thousands, except share amounts, unless otherwise noted)

Interest rate swaps – floor income hedges

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the SAP formula set by the Department and the borrower rate, which is fixed over a period of time. The SAP formula is based on an applicable indice plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. Lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all FFELP loans first originated on or after April 1, 2006.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their SAP formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

As of December 31, 2012 and December 31, 2011, the Company had $11.3 billion and $10.9 billion, respectively, of student loan assets that were earning fixed rate floor income of which the weighted average estimated variable conversion rate for these loans, which is the estimated short-term interest rate at which loans would convert to a variable rate, was 1.82% and 1.79%, respectively.

The following tables summarize the outstanding derivative instruments used by the Company to economically hedge loans earning fixed rate floor income.

	As of December 31, 2012		As of December 31, 2011	
Maturity	Notional amount	Weighted average fixed rate paid by the Company (a)	Notional amount	Weighted average fixed rate paid by the Company (a)
2013	$ 3,150,000	0.71%	$ 2,150,000	0.85%
2014	1,750,000	0.71	750,000	0.85
2015	1,100,000	0.89	100,000	2.26
2016	750,000	0.85	—	—
2017	750,000	0.99	—	—
2020	—	—	50,000	3.23
	$ 7,500,000	0.78%	$ 3,050,000	0.93%

(a) For all interest rate derivatives, the Company receives discrete three-month LIBOR.

(Dollars in thousands, except share amounts, unless otherwise noted)

Interest rate swaps – unsecured debt hedges

As of December 31, 2012 and December 31, 2011, the Company had $99.2 million and $100.7 million, respectively, of unsecured Junior Subordinated Hybrid Securities debt outstanding. The interest rate on the Hybrid Securities through September 29, 2036 is equal to three-month LIBOR plus 3.375%, payable quarterly. As of December 31, 2012 and December 31, 2011, the Company had the following derivatives outstanding that are used to effectively convert the variable interest rate on the Hybrid Securities to a fixed rate of 7.66%.

Maturity	Notional amount	Weighted average fixed rate paid by the Company (a)
2036	$ 75,000	4.28%

(a) For all interest rate derivatives, the Company receives discrete three-month LIBOR.

Foreign Currency Exchange Risk

During 2006, the Company completed separate debt offerings of student loan asset-backed securities that included €420.5 million and €352.7 million Euro Notes with interest rates based on a spread to the EURIBOR index. As a result of these transactions, the Company is exposed to market risk related to fluctuations in foreign currency exchange rates between the U.S. dollar and Euro. The principal and accrued interest on these notes are re-measured at each reporting period and recorded in the Company's consolidated balance sheet in U.S. dollars based on the foreign currency exchange rate on that date. Changes in the principal and accrued interest amounts as a result of foreign currency exchange rate fluctuations are included in the Company's consolidated statements of income.

The Company entered into cross-currency interest rate swaps in connection with the issuance of the Euro Notes. Under the terms of these derivative instrument agreements, the Company receives from a counterparty a spread to the EURIBOR indice based on notional amounts of €420.5 million and €352.7 million and pays a spread to the LIBOR indice based on notional amounts of $500.0 million and $450.0 million, respectively. In addition, under the terms of these agreements, all principal payments on the Euro Notes will effectively be paid at the exchange rate in effect between the U.S. dollar and Euro as of the issuance of the notes.

The following table shows the income statement impact as a result of the re-measurement of the Euro Notes and the change in the fair value of the related derivative instruments. These items are included in the Company's consolidated statements of income.

	Year ended December 31,		
	2012	2011	2010
Re-measurement of Euro Notes	$ (19,561)	32,706	80,721
Change in fair value of cross currency interest rate swaps	2,210	(14,287)	(74,899)
Total impact to consolidated statements of income - income (expense) (a)	$ (17,351)	18,419	5,822

(a) The financial statement impact of the above items is included in "Derivative market value and foreign currency adjustments and derivative settlements, net" in the Company's consolidated statements of income.

The re-measurement of the Euro-denominated bonds generally correlates with the change in fair value of the cross-currency interest rate swaps. However, the Company will experience unrealized gains or losses related to the cross-currency interest rate swaps if the two underlying indices (and related forward curve) do not move in parallel. Management currently intends to hold the cross-currency interest rate swaps through the maturity of the Euro-denominated bonds.

(Dollars in thousands, except share amounts, unless otherwise noted)

Consolidated Financial Statement Impact Related to Derivatives

The following table summarizes the fair value of the Company's derivatives as reflected on the consolidated balance sheet.

	Fair value of asset derivatives		Fair value of liability derivatives	
	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011
1:3 basis swaps	$ 12,239	10,988	1,215	641
Interest rate swaps - floor income hedges	—	592	45,913	18,384
Interest rate swaps - hybrid debt hedges	—	—	23,762	24,814
Cross-currency interest rate swaps	82,841	80,631	—	—
Other	2,361	8	—	1
Total	$ 97,441	92,219	70,890	43,840

The following table summarizes the effect of derivative instruments in the consolidated statements of income.

	Year ended December 31,		
	2012	2011	2010
Settlements:			
1:3 basis swaps	$ 4,495	1,446	1,194
Interest rate swaps - floor income hedges	(19,270)	(20,246)	(19,618)
Interest rate swaps - hybrid debt hedges	(2,231)	(744)	(495)
Cross-currency interest rate swaps	3,228	11,877	5,109
Other	(244)	(173)	(454)
Total settlements - (expense) income	(14,022)	(7,840)	(14,264)
Change in fair value:			
1:3 basis swaps	676	1,114	6,133
Interest rate swaps - floor income hedges	(35,215)	(12,169)	(8,992)
Interest rate swaps - hybrid debt hedges	1,717	(25,475)	(301)
Cross-currency interest rate swaps	2,210	(14,287)	(74,899)
Other	2,779	304	925
Total change in fair value - (expense) income	(27,833)	(50,513)	(77,134)
Re-measurement of Euro Notes (foreign currency transaction adjustment) - (expense) income	(19,561)	32,706	80,721
Derivative market value and foreign currency adjustments and derivative settlements, net - (expense) income	$ (61,416)	(25,647)	(10,677)

Derivative Instruments - Credit and Market Risk

By using derivative instruments, the Company is exposed to credit and market risk.

The Company manages credit and market risks associated with interest rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken and by entering into transactions with high-quality counterparties that are reviewed periodically by the Company's risk committee. As of December 31, 2012, all of the Company's derivative counterparties had investment grade credit ratings. The Company also has a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association, Inc. Master Agreement.

(Dollars in thousands, except share amounts, unless otherwise noted)

Credit Risk

When the fair value of a derivative contract is positive (an asset in the Company's consolidated balance sheet), this generally indicates that the counterparty would owe the Company if the derivative was settled. If the counterparty fails to perform, credit risk with such counterparty is equal to the extent of the fair value gain in the derivative less any collateral held by the Company. If the Company was unable to collect from a counterparty, it would have a loss equal to the amount the derivative is recorded in the consolidated balance sheet. As of December 31, 2012, the trustee for certain of the Company's asset-backed securities transactions held $20.0 million of collateral from the counterparty on the cross-currency interest rate swaps.

The Company considers counterparties' credit risk when determining the fair value of derivative positions on its exposure net of collateral. However, the Company does not use the collateral to offset fair value amounts recognized in the financial statements for derivative instruments.

Market Risk

When the fair value of a derivative instrument is negative (a liability in the Company's consolidated balance sheet), the Company would owe the counterparty if the derivative was settled and, therefore, has no immediate credit risk. If the negative fair value of derivatives with a counterparty exceeds a specified threshold, the Company may have to make a collateral deposit with the counterparty. The threshold at which the Company may be required to post collateral is dependent upon the Company's unsecured credit rating. At the Company's current unsecured credit rating (Standard & Poor's: BBB- (stable outlook) and Moody's: Ba1 (stable outlook)), the Company has substantially collateralized its corporate derivative liability position with its counterparties. As such, any downgrades from the current ratings would not result in additional collateral requirements of a material nature. In addition, no counterparty has the right to terminate its contracts in the event of downgrades from the current rating. However, some long-dated derivative contracts have mutual optional termination provisions that can be exercised in 2016, 2017, 2021, and 2022. As of December 31, 2012, the fair value of derivatives with early termination provisions was a positive $1.4 million (an asset in the Company's consolidated balance sheet). As of December 31, 2012, the Company had $63.1 million posted as collateral to derivative counterparties, which is included in "restricted cash and investments" in the Company's consolidated balance sheet.

Interest rate movements have an impact on the amount of collateral the Company is required to deposit with its derivative instrument counterparties. With the Company's current derivative portfolio, the Company does not currently anticipate near term movement in interest rates having a material impact on its capital or liquidity profile, nor expects future movements in interest rates to have a material impact on its ability to meet potential collateral deposits with its counterparties. Due to the existing low interest rate environment, the Company's exposure to downward movements in interest rates on its interest rate swaps is limited. In addition, the historical high correlation between one-month and three-month LIBOR limits the Company's exposure to interest rate movements on the 1:3 Basis Swaps.

The Company's cross-currency interest rate swaps are derivatives entered into as a result of certain asset-backed security financings. These derivatives are entered into at the securitization trust level with the counterparty. Trust related derivatives do not contain credit contingent features related to the Company or the trust's credit ratings. As such, there are no collateral requirements and as a result the impact of changes to foreign currency rates has no impact on the amount of collateral the Company would be required to deposit with the counterparty on these derivatives.

(Dollars in thousands, except share amounts, unless otherwise noted)

7. Investments

A summary of the Company's investments and restricted investments follows:

	As of December 31, 2012				As of December 31, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	
Investments:					
Available-for-sale investments (a):					
Student loan asset-backed and other debt securities	$ 64,970	3,187	(179)	67,978	—
Equity securities	3,449	1,604	(180)	4,873	—
Total available-for-sale investments	$ 68,419	4,791	(359)	72,851	—
Trading investments (a):					
Student loan asset-backed and other debt securities				$ 10,461	43,933
Equity securities				—	6,847
Total trading investments				$ 10,461	50,780
Total available-for-sale and trading investments				$ 83,312	50,780
Restricted Investments (b):					
Guaranteed investment contracts - held-to-maturity				$ 8,830	236,899

(a) The Company transferred the majority of its investments from trading to available-for-sale on January 1, 2012 to reflect management's intention regarding such securities.

(b) Restricted investments are included in "restricted cash and investments" in the Company's consolidated balance sheets. The Company's restricted investments include cash balances that the Company's indentured securitization trusts deposit in guaranteed investment contracts that are held for the related note holders. These investments are classified as held-to-maturity and the Company accounts for them at amortized cost, which approximates fair value.

On May 1, 2012, the majority of the Company's guaranteed investment contracts were terminated. The sales of these investments were at par and had no income statement impact. The proceeds from the sale of these investments were used to purchase permitted investments as specified by each underlying student loan asset-backed securitization trust indenture. The new investments remain as assets within their respective trust estates and continue to be classified as "restricted cash and investments" in the consolidated balance sheet.

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table summarizes the amount included in "other income" in the consolidated statements of income related to the Company's investments classified as available-for-sale and trading.

	Year ended December 31,		
	2012	2011	2010
Available-for-sale securities:			
Gross realized gains	$ 6,120	—	—
Gross realized losses	(322)	—	—
Trading securities:			
Unrealized gains (losses), net	254	430	(51)
Realized gains (losses), net	1,459	2,753	1,154
	$ 7,511	3,183	1,103

As of December 31, 2012, the stated maturities of the Company's student loan asset-backed securities and debt securities classified as available-for-sale are shown in the following table:

Year of Maturity:	Amortized cost	Fair value
Within 1 year	$ 200	200
1-5 years	101	101
6-10 years	481	481
After 10 years	64,188	67,196
Total	$ 64,970	67,978

As of December 31, 2012, the stated maturities of the Company's restricted investments, which are classified as held-to-maturity, are shown in the following table.

Year of Maturity:	
Within 1 year	$ —
1-5 years	6,613
6-10 years	—
After 10 years	2,217
Total	$ 8,830

8. Intangible Assets

Intangible assets consist of the following:

	Weighted average remaining useful life as of December 31, 2012 (months)	As of December 31,	
		2012	2011
Amortizable intangible assets:			
Customer relationships (net of accumulated amortization of $73,740 and $59,893, respectively)	102	$ 9,393	23,240
Computer software (net of accumulated amortization of $7,918 and $5,103, respectively)	0	—	2,815
Trade names (net of accumulated amortization of $11,593 and $9,274, respectively)	0	—	2,319
Total - amortizable intangible assets	102	$ 9,393	28,374

(Dollars in thousands, except share amounts, unless otherwise noted)

The Company recorded amortization expense on its intangible assets of $19.0 million, $17.1 million, and $22.7 million for the years ended December 31, 2012, 2011, and 2010, respectively. The Company will continue to amortize intangible assets over their remaining useful lives. As of December 31, 2012, the Company estimates it will record amortization expense as follows:

2013	$	3,261
2014		1,989
2015		737
2016		633
2017		544
2018 and thereafter		2,229
	$	9,393

On June 30, 2011, the Company purchased contracts with more than 370 K–12 schools to provide tuition payment plan services. The initial consideration paid by the Company was $6.9 million in cash. The initial purchase price was subject to adjustment based on customer retention. During 2011 and 2012, the Company received a total of $0.8 million as an adjustment to the purchase price. Substantially all of the purchase price was allocated to a customer relationship intangible asset that is being amortized over three years.

On January 8, 2010, the Company purchased certain assets of a software company that constituted a business combination. The initial consideration paid by the Company was $3.0 million in cash. In addition to the initial purchase price, additional payments are to be made by the Company based on certain operating results as defined in the purchase agreement. On February 1, 2011 and March 1, 2012, the Company made additional payments of $1.3 million and $0.9 million, respectively. The final contingency payment is due in March 2013 and as of December 31, 2012 is estimated by the Company to be $1.4 million. The estimated contingency payment is included in "other liabilities" on the Company's consolidated balance sheet. Substantially all of the purchase price was allocated to a computer software intangible asset that was amortized over three years and was fully amortized as of December 31, 2012. There was no excess purchase price over net assets acquired (goodwill) recognized as a results of this acquisition.

9. Goodwill

The change in the carrying amount of goodwill by operating segment was as follows:

	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Asset Generation and Management (a)	Total
Balance as of January 1, 2010	$ 8,596	58,086	35,152	41,883	143,717
Impairment charge recognized in 2010	—	—	(26,599)	—	(26,599)
Balance as of December 31, 2010, 2011, and 2012	$ 8,596	58,086	8,553	41,883	117,118

(a) As a result of the Reconciliation Act of 2010, the Company no longer originates new (first disbursement) FFELP loans and net interest income of the Company's existing FFELP loan portfolio will decline over time as the Company's portfolio pays down. As a result, as this revenue stream winds down, goodwill impairment will be triggered for the Asset Generation and Management reporting unit due to the passage of time and depletion of projected cash flows stemming from its FFELP student loan portfolio. Other than the Asset Generation and Management reporting unit, management believes the elimination of new FFELP loan originations will not have an adverse impact on the fair value of the Company's other reporting units.

The Company reviews goodwill for impairment annually. This annual review is completed by the Company as of November 30 of each year and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable.

(Dollars in thousands, except share amounts, unless otherwise noted)

2010 Annual Goodwill Impairment Test

As a result of the 2010 annual goodwill impairment test, the Company recorded impairment charges at two reporting units included in the Enrollment Services operating segment. These charges consisted of $23.9 million related to its inquiry generation and management business and $2.7 million related to its list marketing business. After recording these charges, no goodwill remained at these two reporting units. These charges are included in "impairment expense" in the Company's consolidated statements of income.

The Company determined legislation and related public scrutiny at for-profit schools may negatively affect enrollments at these schools which could impact future revenue, operating margins, and cash flows related to the Company's inquiry generation and management business. In addition, the Company's list marketing business continued to be negatively affected by the economic recession and deterioration of the direct-to-consumer market.

With the exception of these two reporting units, as of November 30, 2010, the fair value of each of the Company's reporting units significantly exceeded the carrying value of the net assets assigned to that unit and the Company was not required to perform further testing for impairment.

2011 and 2012 Annual Goodwill Impairment Test

For the 2011 and 2012 annual review of goodwill, the Company assessed qualitative factors and concluded it was not more likely than not that the fair value of its reporting units were less than their carrying amount. As such, the Company was not required to perform the two-step impairment test and determined there was no impairment of goodwill.

10. Property and Equipment

Property and equipment consisted of the following:

		As of December 31,	
	Useful life	**2012**	**2011**
Computer equipment and software	1-5 years	$ 72,595	79,895
Office furniture and equipment	3-7 years	9,583	10,607
Leasehold improvements	1-15 years	6,502	7,321
Transportation equipment	10 years	3,610	3,766
Buildings	5-39 years	9,711	9,144
Land	—	700	700
		102,701	111,433
Accumulated depreciation		70,832	76,614
		$ 31,869	34,819

Depreciation expense for the years ended December 31, 2012, 2011, and 2010 related to property and equipment was $12.9 million, $9.9 million, and $8.9 million, respectively.

11. Shareholders' Equity

Classes of Common Stock

The Company's common stock is divided into two classes. The Class B common stock has ten votes per share and the Class A common stock has one vote per share. Each Class B share is convertible at any time at the holder's option into one Class A share. With the exception of the voting rights and the conversion feature, the Class A and Class B shares are identical in terms of other rights, including dividend and liquidation rights.

Stock Repurchases

The Company has a stock repurchase program that expires on May 24, 2015 in which it can repurchase up to five million shares of its Class A common stock on the open market, through private transactions, or otherwise. As of December 31, 2012, 4.2 million shares may still be purchased under the Company's stock repurchase program. Shares repurchased by the Company during 2012, 2011, and 2010 are shown in the table below.

	Total shares repurchased	Purchase price (in thousands)	Average price of shares repurchased (per share)
Year ended December 31, 2012	806,023	$ 22,814	$ 28.30
Year ended December 31, 2011	1,436,423	27,134	18.89
Year ended December 31, 2010	1,866,332	39,805	21.33

Contingent Consideration - infiNET Integrated Solutions, Inc. ("infiNET")

In 2004, the Company purchased 50% of the stock of infiNET and, in 2006, purchased the remaining 50% of infiNET's stock. infiNET provides software for customer-focused electronic transactions, information sharing, and electronic account and bill presentment for colleges and universities. Consideration for the purchase of the remaining 50% of the stock of infiNET included 95,380 restricted shares of the Company's Class A common stock that were subject to stock price guaranty provisions. On February 28, 2011, the Company paid $5.9 million in cash to satisfy this obligation. This payment was recorded by the Company as a reduction to additional paid-in capital.

12. Earnings per Common Share

Presented below is a summary of the components used to calculate basic and diluted earnings per share. The Company applies the two-class method of computing earnings per share, which requires the calculation of separate earnings per share amounts for unvested share-based awards and for common stock. Unvested share-based awards that contain nonforfeitable rights to dividends are considered securities which participate in undistributed earnings with common stock. Earnings per share attributable to common stock and a reconciliation of weighted average shares outstanding are shown in the table below.

	Year ended December 31,		
	2012	2011	2010
Net income attributable to Nelnet, Inc.	$ 177,997	204,335	189,034
Less earnings allocated to holders of unvested restricted stock	1,349	1,263	1,218
Net income available to Nelnet, Inc. common shareholders	$ 176,648	203,072	187,816
Weighted average common shares outstanding - basic	47,010,034	47,860,824	49,127,934
Dilutive effect of the assumed vesting of restricted stock awards	226,357	186,845	198,752
Weighted average common shares outstanding - diluted	47,236,391	48,047,669	49,326,686
Earnings per common share:			
Net income attributable to Nelnet, Inc. shareholders - basic	$ 3.76	4.24	3.82
Net income attributable to Nelnet, Inc. shareholders - diluted	$ 3.74	4.23	3.81

There were no shares that were antidilutive and not included in average shares outstanding for the diluted earnings per share calculation.

(Dollars in thousands, except share amounts, unless otherwise noted)

13. Income Taxes

The Company is subject to income taxes in the United States and Canada. Significant judgment is required in evaluating the Company's tax positions and determining the provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain.

As required by the Income Taxes Topic of the FASB Accounting Standards Codification, the Company recognizes in the consolidated financial statements only those tax positions determined to be more likely than not of being sustained upon examination, based on the technical merits of the positions. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

As of December 31, 2012, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $29.6 million which is included in "other liabilities" on the consolidated balance sheet. Of this total, $16.5 million (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. The Company currently anticipates uncertain tax positions will decrease by $10.3 million prior to December 31, 2013 as a result of a lapse of applicable statute of limitations, settlements, correspondence with examining authorities, and recognition or measurement considerations with federal and state jurisdictions; however, actual developments in this area could differ from those currently expected. Of the $10.3 million anticipated decrease, $4.5 million, if recognized, would affect the Company's effective tax rate. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits follows:

	Year ended December 31,	
	2012	2011
Gross balance - beginning of year	$ 21,794	10,546
Additions based on tax positions of prior years	9,493	7,898
Additions based on tax positions related to the current year	4,367	4,359
Settlements with taxing authorities	—	—
Reductions for tax positions of prior years	(5,738)	(417)
Reductions based on tax positions related to the current year	—	—
Reductions due to lapse of applicable statute of limitations	(348)	(592)
Gross balance - end of year	$ 29,568	21,794

All of the reductions due to the lapse of statute of limitations and for prior year tax positions shown above impacted the effective tax rate.

The Company's policy is to recognize interest and penalties accrued on uncertain tax positions as part of interest expense and other expense, respectively. As of December 31, 2012 and 2011, $5.1 million and $2.4 million in accrued interest and penalties, respectively, were included in "other liabilities" on the consolidated balance sheets. The Company recognized interest expense related to uncertain tax positions of $2.7 million, $0.7 million, and $0.3 million for the years ended December 31, 2012, 2011, and 2010 respectively. No penalties were accrued for the years ended December 31, 2012, 2011, and 2010. The impact of timing differences and tax attributes are considered when calculating interest and penalty accruals associated with the unrecognized tax benefits.

The Company and its subsidiaries file a consolidated federal income tax return in the U.S. and the Company or one of its subsidiaries files income tax returns in various state, local, and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years prior to 2008. The Company is no longer subject to U.S. state/local income tax examinations by tax authorities prior to 2004. As of December 31, 2012, the Company has significant tax uncertainties that remain unsettled in the following jurisdictions:

U.S. Federal	2008 through 2010
California	2004 through 2009
Illinois	2009 and 2010
Maine	2008 through 2010
Texas	2007 through 2009

(Dollars in thousands, except share amounts, unless otherwise noted)

The provision for income taxes consists of the following components:

	Year ended December 31,		
	2012	2011	2010
Current:			
Federal	$ 118,490	123,737	102,162
State	1,383	1,354	6,827
Foreign	33	87	158
Total current provision	119,906	125,178	109,147
Deferred:			
Federal	(23,460)	(6,606)	272
State	(358)	(1,116)	4,009
Foreign	(11)	(4)	(8)
Total deferred (benefit) provision	(23,829)	(7,726)	4,273
Provision for income tax expense	$ 96,077	117,452	113,420

The differences between the income tax provision computed at the statutory federal corporate tax rate and the financial statement provision for income taxes are shown below:

	Year ended December 31,		
	2012	2011	2010
Tax expense at federal rate	35.0 %	35.0 %	35.0 %
Increase (decrease) resulting from:			
State tax, net of federal income tax benefit	0.5	0.9	2.2
Provision of uncertain federal and state tax matters	0.2	1.1	0.4
Tax credits	(0.6)	(0.4)	(0.2)
Valuation allowance	—	(0.3)	0.1
Other	(0.1)	0.2	—
Effective tax rate	35.0 %	36.5 %	37.5 %

During 2012, state tax laws were enacted that reduced the Company's income tax expense by $3.4 million which resulted in a lower effective tax rate in 2012.

(Dollars in thousands, except share amounts, unless otherwise noted)

The tax effect of temporary differences that give rise to deferred tax assets and liabilities include the following:

	As of December 31,	
	2012	2011
Deferred tax assets:		
Student loans	$ 26,612	23,605
Intangible assets	29,812	23,476
Accrued expenses	3,739	3,282
Stock compensation	1,317	867
Deferred revenue	987	2,625
Basis in certain derivative contracts	14,178	—
Other	982	1,733
Total gross deferred tax assets	77,627	55,588
Less valuation allowance	(137)	(250)
Net deferred tax assets	77,490	55,338
Deferred tax liabilities:		
Loan origination services	27,554	31,576
Debt repurchases	32,866	30,637
Depreciation	4,770	5,819
Unrealized gain on debt and equity securities	1,619	—
Basis in certain derivative contracts	—	4,420
Other	—	454
Total gross deferred tax liabilities	66,809	72,906
Net deferred tax asset (liability)	$ 10,681	(17,568)

The Company has performed an evaluation of the recoverability of deferred tax assets. In assessing the realizability of the Company's deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected taxable income, carry back opportunities, and tax planning strategies in making the assessment of the amount of the valuation allowance. With the exception of a portion of the Company's state net operating loss, it is management's opinion that it is more likely than not that the deferred tax assets will be realized and should not be reduced by a valuation allowance. The amount of deferred tax assets considered realizable; however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As of December 31, 2012 and 2011, current income taxes receivable of \$0.7 million and \$5.6 million, respectively, are included in "other assets" in the consolidated balance sheets.

14. Segment Reporting

The Company earns fee-based revenue through its Student Loan and Guaranty Servicing, Tuition Payment Processing and Campus Commerce, and Enrollment Services operating segments. In addition, the Company earns interest income on its student loan portfolio in its Asset Generation and Management operating segment. The Company's operating segments are defined by the products and services they offer and the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. See note 1, "Description of Business," for a description of each operating segment.

The management reporting process measures the performance of the Company's operating segments based on the management structure of the Company, as well as the methodology used by management to evaluate performance and allocate resources. Executive management (the "chief operating decision maker") evaluates the performance of the Company's operating segments based on their profitability. Prior to 2012, management measured the profitability of the Company's operating segments based on "base net income." The Company's "base net income" was not a defined term within U.S. generally accepted accounting principles ("GAAP") and was not necessarily comparable to similarly titled measures reported by other companies. However, "base net income," which consisted of GAAP net income excluding the derivative market value and foreign currency adjustments, amortization of intangible assets, compensation related to business combinations, and variable rate floor income, net of settlements on derivatives, was the primary financial performance measure used by management to develop the Company's financial plans, track results, and establish corporate performance targets and incentive compensation. Unlike financial accounting, there is no comprehensive, authoritative guidance for management reporting. Accordingly, information regarding the Company's operating segments was historically provided based on "base net income." Due to the decrease in the number and dollar amount of differences between "base net income" and GAAP net income, during the first quarter of 2012, executive management discontinued utilizing "base net income" and began to evaluate the performance and profitability of the Company's operating segments based on financial results prepared in conformity with GAAP. As such, the Company has changed its operating segment income measurement from "base net income" to GAAP net income. Prior period segment operating results have been restated to conform to the current period presentation.

The accounting policies of the Company's operating segments are the same as those described in the summary of significant accounting policies. Intersegment revenues are charged by a segment that provides a product or service to another segment. Intersegment revenues and expenses are included within each segment consistent with the income statement presentation provided to management. Income taxes are allocated based on 38% of income (loss) before taxes for each individual operating segment. The difference between the consolidated income tax expense and the sum of taxes calculated for each operating segment is included in income taxes in Corporate Activity and Overhead.

Corporate Activity and Overhead

Corporate Activity and Overhead includes the following items:

- The operating results of WRCM, the Company's SEC-registered investment advisory subsidiary
- Income earned on certain investment activities
- Interest expense incurred on unsecured debt transactions
- Other product and service offerings that are not considered operating segments

Corporate Activities and Overhead also includes certain corporate activities and overhead functions related to executive management, human resources, accounting, legal, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services.

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31, 2012							
	Fee-Based							
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations	Total
Total interest income	$ 53	8	—	61	610,194	7,305	(3,707)	613,853
Interest expense	—	—	—	—	263,788	8,485	(3,707)	268,566
Net interest income (loss)	53	8	—	61	346,406	(1,180)	—	345,287
Less provision for loan losses	—	—	—	—	21,500	—	—	21,500
Net interest income (loss) after provision for loan losses	53	8	—	61	324,906	(1,180)	—	323,787
Other income (expense):								
Loan and guaranty servicing revenue	209,748	—	—	209,748	—	—	—	209,748
Intersegment servicing revenue	65,376	—	—	65,376	—	—	(65,376)	—
Tuition payment processing and campus commerce revenue	—	74,410	—	74,410	—	—	—	74,410
Enrollment services revenue	—	—	117,925	117,925	—	—	—	117,925
Other income	—	—	—	—	18,219	21,257	—	39,476
Gain on sale of loans and debt repurchases	—	—	—	—	3,814	325	—	4,139
Derivative market value and foreign currency adjustments, net	—	—	—	—	(51,809)	4,415	—	(47,394)
Derivative settlements, net	—	—	—	—	(11,792)	(2,230)	—	(14,022)
Total other income (expense)	275,124	74,410	117,925	467,459	(41,568)	23,767	(65,376)	384,282
Operating expenses:								
Salaries and benefits	115,126	34,314	22,816	172,256	2,252	18,318	—	192,826
Cost to provide enrollment services	—	—	78,375	78,375	—	—	—	78,375
Depreciation and amortization	18,415	7,240	6,491	32,146	—	1,479	—	33,625
Impairment expense	—	—	2,767	2,767	—	—	—	2,767
Other	70,505	10,439	7,649	88,593	16,435	20,943	—	125,971
Intersegment expenses, net	5,280	5,383	3,768	14,431	66,215	(15,270)	(65,376)	—
Total operating expenses	209,326	57,376	121,866	388,568	84,902	25,470	(65,376)	433,564
Income (loss) before income taxes and corporate overhead allocation	65,851	17,042	(3,941)	78,952	198,436	(2,883)	—	274,505
Corporate overhead allocation	(5,904)	(1,968)	(1,968)	(9,840)	(5,306)	15,146	—	—
Income (loss) before income taxes	59,947	15,074	(5,909)	69,112	193,130	12,263	—	274,505
Income tax (expense) benefit	(22,780)	(5,728)	2,244	(26,264)	(73,387)	3,574	—	(96,077)
Net income (loss)	37,167	9,346	(3,665)	42,848	119,743	15,837	—	178,428
Net income attributable to noncontrolling interest	—	—	—	—	—	431	—	431
Net income (loss) attributable to Nelnet, Inc.	$ 37,167	9,346	(3,665)	42,848	119,743	15,406	—	177,997
Total assets	$ 90,959	150,600	53,902	295,461	26,463,551	207,003	(358,120)	26,607,895

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31, 2011							
	Fee-Based							
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations	Total
Total interest income	$ 58	21	—	79	590,736	5,074	(3,035)	592,854
Interest expense	—	—	—	—	221,675	9,649	(3,035)	228,289
Net interest income (loss)	58	21	—	79	369,061	(4,575)	—	364,565
Less provision for loan losses	—	—	—	—	21,250	—	—	21,250
Net interest income (loss) after provision for loan losses	58	21	—	79	347,811	(4,575)	—	343,315
Other income (expense):								
Loan and guaranty servicing revenue	175,657	—	—	175,657	—	—	—	175,657
Intersegment servicing revenue	69,037	—	—	69,037	—	—	(69,037)	—
Tuition payment processing and campus commerce revenue	—	67,797	—	67,797	—	—	—	67,797
Enrollment services revenue	—	—	130,470	130,470	—	—	—	130,470
Other income	—	—	—	—	15,416	14,097	—	29,513
Gain on sale of loans and debt repurchases	—	—	—	—	1,433	6,907	—	8,340
Derivative market value and foreign currency adjustments, net	—	—	—	—	7,571	(25,378)	—	(17,807)
Derivative settlements, net	—	—	—	—	(7,228)	(612)	—	(7,840)
Total other income (expense)	244,694	67,797	130,470	442,961	17,192	(4,986)	(69,037)	386,130
Operating expenses:								
Salaries and benefits	102,878	30,070	25,155	158,103	2,791	17,057	—	177,951
Cost to provide enrollment services	—	—	86,548	86,548	—	—	—	86,548
Depreciation and amortization	15,313	6,179	6,854	28,346	—	1,398	—	29,744
Other	60,442	10,192	9,425	80,059	13,381	19,975	—	113,415
Intersegment expenses, net	4,776	4,714	3,521	13,011	70,018	(13,992)	(69,037)	—
Total operating expenses	183,409	51,155	131,503	366,067	86,190	24,438	(69,037)	407,658
Income (loss) before income taxes and corporate overhead allocation	61,343	16,663	(1,033)	76,973	278,813	(33,999)	—	321,787
Corporate overhead allocation	(4,138)	(1,379)	(1,379)	(6,896)	(6,896)	13,792	—	—
Income (loss) before income taxes	57,205	15,284	(2,412)	70,077	271,917	(20,207)	—	321,787
Income tax (expense) benefit	(21,736)	(5,807)	917	(26,626)	(103,327)	12,501	—	(117,452)
Net income (loss)	35,469	9,477	(1,495)	43,451	168,590	(7,706)	—	204,335
Net income attributable to noncontrolling interest	—	—	—	—	—	—	—	—
Net income (loss) attributable to Nelnet, Inc.	$ 35,469	9,477	(1,495)	43,451	168,590	(7,706)	—	204,335
Total assets	$ 123,307	157,444	45,738	326,489	25,821,806	24,735	(320,813)	25,852,217

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31, 2010							
	Fee-Based							
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations	Total
Total interest income	$ 62	32	—	94	600,098	8,109	(4,370)	603,931
Interest expense	—	—	—	—	215,339	21,891	(4,370)	232,860
Net interest income (loss)	62	32	—	94	384,759	(13,782)	—	371,071
Less provision for loan losses	—	—	—	—	22,700	—	—	22,700
Net interest income (loss) after provision for loan losses	62	32	—	94	362,059	(13,782)	—	348,371
Other income (expense):								
Loan and guaranty servicing revenue	158,838	—	—	158,838	—	(254)	—	158,584
Intersegment servicing revenue	85,342	—	—	85,342	—	—	(85,342)	—
Tuition payment processing and campus commerce revenue	—	59,824	—	59,824	—	—	—	59,824
Enrollment services revenue	—	—	139,897	139,897	—	—	—	139,897
Other income	519	—	—	519	18,639	12,152	—	31,310
Gain on sale of loans and debt repurchases	—	—	—	—	73,709	4,922	—	78,631
Derivative market value and foreign currency adjustments, net	—	—	—	—	3,046	541	—	3,587
Derivative settlements, net	—	—	—	—	(13,336)	(928)	—	(14,264)
Total other income (expense)	244,699	59,824	139,897	444,420	82,058	16,433	(85,342)	457,569
Operating expenses:								
Salaries and benefits	95,293	27,180	24,827	147,300	4,524	15,849	(1,662)	166,011
Cost to provide enrollment services	—	—	91,647	91,647	—	—	—	91,647
Depreciation and amortization	13,755	7,089	15,771	36,615	—	1,829	—	38,444
Impairment expense	—	—	26,599	26,599	—	—	—	26,599
Restructure expense	6,040	—	—	6,040	—	(20)	—	6,020
Litigation settlement	—	—	—	—	—	55,000	—	55,000
Other	60,211	9,379	10,683	80,273	12,759	26,733	—	119,765
Intersegment expenses, net	5,074	3,730	2,467	11,271	85,268	(12,859)	(83,680)	—
Total operating expenses	180,373	47,378	171,994	399,745	102,551	86,532	(85,342)	503,486
Income (loss) before income taxes and corporate overhead allocation	64,388	12,478	(32,097)	44,769	341,566	(83,881)	—	302,454
Corporate overhead allocation	(5,856)	(1,952)	(1,952)	(9,760)	(9,759)	19,519	—	—
Income (loss) before income taxes	58,532	10,526	(34,049)	35,009	331,807	(64,362)	—	302,454
Income tax (expense) benefit	(22,243)	(4,000)	12,935	(13,308)	(126,086)	25,974	—	(113,420)
Net income (loss)	36,289	6,526	(21,114)	21,701	205,721	(38,388)	—	189,034
Net income attributable to noncontrolling interest	—	—	—	—	—	—	—	—
Net income (loss) attributable to Nelnet, Inc.	$ 36,289	6,526	(21,114)	21,701	205,721	(38,388)	—	189,034
Total assets	$ 133,103	121,817	52,999	307,919	26,008,867	11,970	(434,864)	25,893,892

(Dollars in thousands, except share amounts, unless otherwise noted)

15. Legal Proceedings

Bais Yaakov of Spring Valley v. Peterson's Nelnet, LLC

On January 4, 2011, a complaint against Peterson's Nelnet, LLC ("Peterson's"), a subsidiary of the Company, was filed in the U.S. federal District Court for the District of New Jersey (the "District Court"). The complaint alleges that Peterson's sent six advertising faxes to the named plaintiff in 2008-2009 that were not the result of express invitation or permission granted by the plaintiff and did not include certain opt out language. The complaint also alleges that such faxes violated the federal Telephone Consumer Protection Act (the "TCPA"), purportedly entitling the plaintiff to $500 per violation, trebled for willful violations for each of the six faxes. The complaint further alleges that Peterson's had sent putative class members more than 10,000 faxes that violated the TCPA, amounting to more than $5 million in statutory penalty damages and more than $15 million if trebled for willful violations. The complaint seeks to establish a class action. As of the filing date of this report, the District Court has not established or recognized any class.

On April 14, 2012, the U.S. Court of Appeals for the Third Circuit, which has jurisdiction over the District Court, issued an order in an unrelated TCPA case which remanded that case to the District Court to determine whether the statutory provisions of the TCPA limit whether or to what extent a TCPA claim can be heard as a class action in federal court where applicable state law would impose limitations on a class action if the claim were brought in state court. The resolution of this issue may affect whether the claim against Peterson's can be pursued as a class action, and in light of the ruling, Peterson's requested and received the District Court's permission to file a renewed motion to dismiss the complaint. Peterson's filed that motion on May 29, 2012, and on October 17, 2012, the District Court denied the motion. On November 7, 2012, Peterson's filed a motion for reconsideration of the District Court's order, or in the alternative, to certify the District Court's order for interlocutory appeal. On February 21, 2013, the District Court denied Peterson's motion for reconsideration, but granted the motion to certify its order for interlocutory appeal. Accordingly, Peterson's intends to submit a Petition for Permission to Appeal with the 3rd Circuit Court of Appeals, and intends to continue to contest the suit vigorously.

Due to the preliminary stage of this matter and the uncertainty and risks inherent in class determination and the overall litigation process, the Company believes that a meaningful estimate of a reasonably possible loss, if any, or range of reasonably possible losses, if any, cannot currently be made.

Oberg Litigation

During 2010, the Company entered into a settlement agreement to settle all claims associated with a "qui tam" action brought by an individual on behalf of the United States of America. As a result of the settlement, the Company recorded a $55.0 million pre-tax charge during the third quarter of 2010, and paid that amount on November 3, 2010. The Company believed it had strong defenses related to this litigation, but entered into the settlement agreement in order to eliminate the uncertainty, distraction, and expense of a trial.

16. Operating Leases

The Company is committed under noncancelable operating leases for office space and equipment. Total rental expense incurred by the Company for the years ended December 31, 2012, 2011, and 2010 was $8.1 million, $8.2 million, and $9.3 million, respectively. Minimum future rentals, as of December 31, 2012, under noncancelable operating leases are shown below:

2013	$	5,253
2014		4,350
2015		2,201
2016		1,409
2017		387
2018 and thereafter		—
	$	13,600

Future rental commitments for leases in the table above have been reduced by minimum non-cancelable sublease rentals aggregating approximately $0.9 million as of December 31, 2012.

(Dollars in thousands, except share amounts, unless otherwise noted)

17. Defined Contribution Benefit Plan

The Company has a 401(k) savings plan that covers substantially all of its employees. Employees may contribute up to 100 percent of their pre-tax salary, subject to IRS limitations. The Company matches up to 100 percent on the first 3 percent of contributions and 50 percent on the next 2 percent. The Company made contributions to the plan of $3.6 million, $3.4 million, and $3.1 million during the years ended December 31, 2012, 2011, and 2010, respectively.

18. Stock Based Compensation Plans

Restricted Stock Plan

The following table summarizes restricted stock activity:

	Year ended December 31,		
	2012	2011	2010
Non-vested shares at beginning of year	285,718	311,119	320,461
Granted	168,833	82,845	96,327
Vested	(41,089)	(54,184)	(48,523)
Canceled	(34,791)	(54,062)	(57,146)
Non-vested shares at end of year	378,671	285,718	311,119

As of December 31, 2012, there was $4.9 million of unrecognized compensation cost included in "additional paid-in capital" on the consolidated balance sheet related to restricted stock, which is expected to be recognized as compensation expense as shown in the table below.

2013	$ 1,844
2014	1,206
2015	785
2016	481
2017	239
2018 and thereafter	342
	$ 4,897

For the years ended December 31, 2012, 2011, and 2010, the Company recognized compensation expense of $2.2 million, $1.3 million, and $1.5 million, respectively, related to shares issued under the restricted stock plan which is included in "salaries and benefits" on the consolidated statements of income.

Employee Share Purchase Plan

The Company has an employee share purchase plan pursuant to which employees are entitled to purchase common stock from payroll deductions at a 15 percent discount from market value. During the years ended December 31, 2012, 2011, and 2010, the Company recognized compensation expense of approximately $114,000, $137,000, and $141,000, respectively, in connection with issuing 21,766 shares, 29,989 shares, and 31,729 shares, respectively, under this plan.

Non-employee Directors Compensation Plan

The Company has a compensation plan for non-employee directors pursuant to which non-employee directors can elect to receive their annual retainer fees in the form of cash or Class A common stock. If a nonemployee director elects to receive Class A common stock, the number of shares of Class A common stock that are awarded is equal to the amount of the annual retainer fee otherwise payable in cash divided by 85 percent of the fair market value of a share of Class A common stock on the date the fee is payable. Non-employee directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the board of directors.

(Dollars in thousands, except share amounts, unless otherwise noted)

For the years ended December 31, 2012, 2011, and 2010, the Company recognized approximately $688,000, $641,000, and $585,000, respectively, of expense related to this plan. The following table provides the number of shares awarded under this plan for the years ended December 31, 2012, 2011, and 2010.

	Shares issued - not deferred	Shares- deferred	Total
As of December 31, 2012	16,561	16,700	33,261
As of December 31, 2011	13,059	20,843	33,902
As of December 31, 2010	14,632	12,466	27,098

As of December 31, 2012, a cumulative amount of 123,271 shares have been deferred by directors and will be issued upon their termination from the board of directors. These shares are included in the Company's weighted average shares outstanding calculation.

19. Related Parties

Transactions with Union Bank and Trust Company

Union Bank and Trust Company ("Union Bank") is controlled by Farmers & Merchants Investment Inc. ("F&M") which owns a majority of Union Bank's common stock and a minority share of Union Bank's non-voting preferred stock. Michael S. Dunlap, along with his spouse and children, owns or controls a significant portion of the stock of F&M, while Mr. Dunlap's sister, Angela L. Muhleisen, along with her husband and children, also owns or controls a significant portion of F&M stock. Mr. Dunlap serves as a Director and Chairman of F&M. Ms. Muhleisen serves as Director and President of F&M and as a Director, Chairperson, President, and Chief Executive Officer of Union Bank. Union Bank is deemed to have beneficial ownership of various shares of the Company because it serves in a capacity of trustee or account manager and may share voting and/or investment power with respect to such shares. Mr. Dunlap and Ms. Muhleisen beneficially own a significant percent of the voting rights of the Company's outstanding common stock.

The Company has entered into certain contractual arrangements with Union Bank. These transactions are summarized below.

Loan Purchases

During the years ended December 31, 2012, 2011, and 2010, the Company purchased FFELP student loans from Union Bank of $0.3 million (par value), $0.1 million (par value), and $989.2 million (par value), respectively. No discount or premium was paid for loans purchased during these years.

Loan Servicing

The Company serviced $445.8 million, $496.3 million, and $530.0 million of loans for Union Bank as of December 31, 2012, 2011, and 2010, respectively. Servicing revenue earned by the Company from servicing loans for Union Bank was $1.7 million, $1.9 million, and $1.8 million for the years ended December 31, 2012, 2011, and 2010, respectively. As of December 31, 2012 and December 31, 2011 accounts receivable includes $0.1 million and $0.2 million, respectively, due from Union Bank for loan servicing.

Funding - Participation Agreement

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans (the "FFELP Participation Agreement"). The Company uses this facility as a source to fund FFELP student loans. As of December 31, 2012 and 2011, $453.0 million and $509.2 million, respectively, of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short-term basis. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $750 million or an amount in excess of $750 million if mutually agreed to by both parties. Loans participated

(Dollars in thousands, except share amounts, unless otherwise noted)

under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets.

Operating Cash Accounts

The majority of the Company's cash operating accounts are maintained at Union Bank. The Company also participates in the Short term Federal Investment Trust ("STFIT") of the Student Loan Trust Division of Union Bank, which is included in "cash and cash equivalents - held at a related party" and "restricted cash - due to customers" on the accompanying consolidated balance sheets. As of December 31, 2012 and 2011, the Company had $111.8 million and $119.5 million, respectively, invested in the STFIT or deposited at Union Bank in operating accounts, of which $53.3 million and $84.2 million as of December 31, 2012 and 2011, respectively, represented cash collected for customers. Interest income earned by the Company on the amounts invested in the STFIT for the years ended December 31, 2012, 2011, and 2010, was $0.2 million, $0.2 million, and $1.1 million, respectively.

529 Plan Administration Services

The Company provides certain 529 Plan administration services to certain college savings plans (the "College Savings Plans") through a contract with Union Bank, as the program manager. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans. For the years ended December 31, 2012, 2011, and 2010, the Company has received fees of $1.7 million, $2.3 million, and $5.7 million, respectively, from Union Bank related to the administration services provided to the College Savings Plans.

Lease Arrangements

Union Bank leases approximately 4,000 square feet in the Company's corporate headquarters building. Union Bank paid the Company approximately $74,000, $73,000, and $71,000 for commercial rent and storage income during 2012, 2011, and 2010, respectively. The lease agreement expires on June 30, 2018.

On October 31, 2011, the Company entered into a lease agreement with Union Bank under which the Company leases office space of approximately 1,300 square feet for $25,000 per year, plus an additional monthly charge for each associate the Company assigns to the space. The initial term of the lease expired on November 30, 2012, and the lease agreement provides for automatic renewals each year. The Company paid Union Bank approximately $43,000 and $4,000 during 2012 and 2011, respectively, in accordance with the lease agreement.

Other Fees Paid to Union Bank

During the years ended December 31, 2012, 2011, and 2010, the Company paid Union Bank approximately $36,000, $64,000, and $358,000, respectively, in administrative services; approximately $92,000, $104,000, and $120,000, respectively, in commissions; and approximately $187,000, $185,000, and $177,000, respectively, in cash management fees.

Other Fees Received from Union Bank

During the years ended December 31, 2012, 2011, and 2010, Union Bank paid the Company approximately $152,000, $144,000, and $112,000, respectively, under an employee sharing arrangement and approximately $31,000, $25,000, and $52,000, respectively, for health and productivity services.

401(k) Plan Administer

Union Bank administers the Company's 401(k) defined contribution plan. Fees paid to Union Bank to administer the plan are paid by the plan participants and were approximately $305,000, $270,000, and $239,000 during the years ended December 31, 2012, 2011, and 2010, respectively.

Investment Services

Union Bank has established various trusts whereby Union Bank serves as trustee for the purpose of purchasing, holding, managing, and selling investments in student loan asset-backed securities. On May 9, 2011, WRCM, an SEC-registered investment advisor and a subsidiary of the Company, entered into a management agreement with Union Bank, effective as of May 1, 2011, under

(Dollars in thousands, except share amounts, unless otherwise noted)

which WRCM performs various advisory and management services on behalf of Union Bank with respect to investments in securities by the trusts, including identifying securities for purchase or sale by the trusts. The agreement provides that Union Bank will pay to WRCM annual fees of 25 basis points on the outstanding balance of the investments in the trusts. As of December 31, 2012, the outstanding balance of investments in the trusts was $590.4 million. In addition, Union Bank will pay additional fees to WRCM of up to 50 percent of the gains from the sale of securities from the trusts. For the years ended December 31, 2012 and 2011, the Company earned $8.4 million and $5.1 million, respectively, of fees under this agreement.

On January 20, 2012, WRCM entered into a management agreement with Union Bank under which it was designated to serve as investment advisor with respect to the assets within several trusts established by Michael S. Dunlap. Union Bank serves as trustee for the trusts. Per the terms of this agreement, Union Bank pays WRCM five basis points of the aggregate value of the assets of the trusts as of the last day of each calendar quarter. Mr. Dunlap contributed a total of 3,375,000 shares of the Company's Class B common stock to the trusts upon the establishment thereof. For the year ended December 31, 2012, the Company earned approximately $44,000 of fees under this agreement.

On February 9, 2012, WRCM established a private investment fund ("SLABS Fund-I") for the primary purpose of purchasing, selling, investing, and trading, directly or indirectly, in student loan asset-backed securities, and to engage in financial transactions related thereto. As of the date SLABS Fund-I was established, the total amount invested in SLABS Fund-I was $48.9 million, and Mr. Dunlap, Union Financial Services, Inc. (a corporation which is owned 50 percent by Mr. Dunlap and 50 percent by Stephen F. Butterfield, a member of the Board of Directors of the Company), Jeffrey R. Noordhoek (an executive officer of the Company), F&M, Ms. Muhleisen and her spouse, and WRCM had investments in SLABS Fund-I in the amounts of $2.5 million, $1.0 million, $1.0 million, $2.0 million, $2.6 million, and $0.1 million, respectively. Based upon the current level of holdings by non-affiliated limited partners, the management agreement for SLABS Fund-I provides non-affiliated limited partners the ability to remove WRCM as manager of SLABS Fund-I without cause.

On October 12, 2012, WRCM established another private investment fund ("SLABS Fund-II"). No executive officers or affiliates of the Company invested in SLABS Fund-II.

WRCM earns 50 basis points (annually) from SLABS Fund-I and SLABS Fund-II on the outstanding balance of the investments in these funds, of which WRCM pays approximately 50 percent of such amount to Union Bank as custodian. As of December 31, 2012, the outstanding balance of investments in SLABS Fund-I and SLABS Fund-II was $78.9 million. For the year ended December 31, 2012, the Company paid Union Bank $0.1 million as custodian.

20. Fair Value

The following tables present the Company's financial assets and liabilities that are measured at fair value on a recurring basis. There were no transfers into or out of level 1, level 2, or level 3 for the year ended December 31, 2012.

	As of December 31, 2012			As of December 31, 2011		
	Level 1	**Level 2**	**Total**	**Level 1**	**Level 2**	**Total**
Assets:						
Investments: (a)						
Student loan asset-backed securities	$ —	77,652	77,652	—	42,412	42,412
Equity securities	4,873	—	4,873	6,847	—	6,847
Debt securities	787	—	787	1,521	—	1,521
Total investments	5,660	77,652	83,312	8,368	42,412	50,780
Fair value of derivative instruments (b)	—	97,441	97,441	—	92,219	92,219
Total assets	$ 5,660	175,093	180,753	8,368	134,631	142,999
Liabilities:						
Fair value of derivative instruments (b):	$ —	70,890	70,890	—	43,840	43,840
Total liabilities	$ —	70,890	70,890	—	43,840	43,840

(Dollars in thousands, except share amounts, unless otherwise noted)

(a) Investments represent investments recorded at fair value on a recurring basis. Level 1 investments are measured based upon quoted prices and include investments traded on an active exchange, such as the New York Stock Exchange, and corporate bonds, mortgage-backed securities, U.S. government bonds, and U.S. Treasury securities that trade in active markets. Level 2 investments include student loan asset-backed securities. The fair value for the student loan asset-backed securities is determined using indicative quotes from broker dealers or an income approach valuation technique (present value using the discount rate adjustment technique) that considers, among other things, rates currently observed in publicly traded debt markets for debt of similar terms issued by companies with comparable credit risk.

(b) All derivatives are accounted for at fair value on a recurring basis. The fair value of derivative financial instruments is determined using a market approach in which derivative pricing models use the stated terms of the contracts and observable yield curves, forward foreign currency exchange rates, and volatilities from active markets.

When determining the fair value of derivatives, the Company takes into account counterparty credit risk for positions where it is exposed to the counterparty on a net basis by assessing exposure net of collateral held. The net exposures for each counterparty are adjusted based on market information available for the specific counterparty.

The Company measures certain assets at fair value on a nonrecurring basis in accordance with U.S. GAAP. For the years ended December 31, 2010 and 2012, these adjustments to fair value resulted from the write-down to fair value of goodwill and certain long-lived assets.

Goodwill is reviewed annually for impairment and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable. During the year ended December 31, 2010, the Company recognized an impairment charge (fair value adjustment) related to goodwill of $26.6 million. After recognizing this charge, the carrying value of goodwill was $117.1 million.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the year ended December 31, 2012, the Company recognized an impairment charge (fair value adjustment) related to student list costs of $2.8 million, which was the full carrying amount of this long-lived asset.

The primary value drivers to estimate the fair value of goodwill and student list costs are unobservable. As such, these items are level 3 assets within the fair value hierarchy.

The following table summarizes the fair values of all of the Company's financial instruments on the consolidated balance sheets:

	As of December 31, 2012				
	Fair value	**Carrying value**	**Level 1**	**Level 2**	**Level 3**
Financial assets:					
Student loans receivable	$ 25,418,623	24,830,621	—	—	25,418,623
Cash and cash equivalents	66,031	66,031	66,031	—	—
Investments	83,312	83,312	5,660	77,652	—
Restricted cash	806,632	806,632	806,632	—	—
Restricted cash – due to customers	96,516	96,516	96,516	—	—
Restricted investments	8,830	8,830	8,830	—	—
Accrued interest receivable	307,518	307,518	—	307,518	—
Derivative instruments	97,441	97,441	—	97,441	—
Financial liabilities:					
Bonds and notes payable	24,486,008	25,098,835	—	24,486,008	—
Accrued interest payable	14,770	14,770	—	14,770	—
Due to customers	96,516	96,516	96,516	—	—
Derivative instruments	70,890	70,890	—	70,890	—

(Dollars in thousands, except share amounts, unless otherwise noted)

	As of December 31, 2011				
	Fair value	Carrying value	Level 1	Level 2	Level 3
Financial assets:					
Student loans receivable	$ 23,894,005	24,297,876	—	—	23,894,005
Cash and cash equivalents	42,570	42,570	42,570	—	—
Investments	50,780	50,780	8,368	42,412	—
Restricted cash	377,423	377,423	377,423	—	—
Restricted cash – due to customers	109,809	109,809	109,809	—	—
Restricted investments	236,899	236,899	236,899	—	—
Accrued interest receivable	308,401	308,401	—	308,401	—
Derivative instruments	92,219	92,219	—	92,219	—
Financial liabilities:					
Bonds and notes payable	23,003,453	24,434,540	—	23,003,453	—
Accrued interest payable	19,634	19,634	—	19,634	—
Due to customers	109,809	109,809	109,809	—	—
Derivative instruments	43,840	43,840	—	43,840	—

The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring basis are previously discussed. The remaining financial assets and liabilities were estimated using the following methods and assumptions:

Student Loans Receivable

If the Company has the ability and intent to hold loans for the foreseeable future, such loans are held for investment and carried at amortized cost. Fair values for student loan receivables were determined by modeling loan cash flows using stated terms of the assets and internally-developed assumptions to determine aggregate portfolio yield, net present value, and average life. The significant assumptions used to project cash flows are prepayment speeds, default rates, cost of funds, required return on equity, and future interest rate and indice relationships. A number of significant inputs into the models are internally derived and not observable to market participants.

Cash and Cash Equivalents, Restricted Cash, Restricted Cash – Due to Customers, Restricted Investments, Accrued Interest Receivable/Payable and Due to Customers

The carrying amount approximates fair value due to the variable rate of interest and/or the short maturities of these instruments.

Bonds and Notes Payable

Bonds and notes payable are accounted for at cost in the financial statements except when denominated in a foreign currency. Foreign currency-denominated borrowings are re-measured at current spot rates in the financial statements. The fair value of bonds and notes payable was determined from quotes from broker dealers or through standard bond pricing models using the stated terms of the borrowings, observable yield curves, and market credit spreads. Fair value adjustments for unsecured corporate debt are made based on indicative quotes from observable trades.

Limitations

The fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Therefore, the calculated fair value estimates in many instances cannot be substantiated by comparison to independent markets and, in many cases, may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates.

(Dollars in thousands, except share amounts, unless otherwise noted)

21. Quarterly Financial Information (Unaudited)

	2012			
	First quarter	Second quarter	Third quarter	Fourth quarter
Net interest income	$ 84,856	84,567	85,266	90,598
Less provision for loan losses	6,000	7,000	5,000	3,500
Net interest income after provision for loan losses	78,856	77,567	80,266	87,098
Loan and guaranty servicing revenue	49,488	52,391	53,285	54,584
Tuition payment processing and campus commerce revenue	21,913	16,834	17,928	17,735
Enrollment services revenue	31,664	29,710	30,661	25,890
Other income	10,954	8,800	12,699	7,023
Gain on sale of loans and debt repurchases	—	935	195	3,009
Derivative market value and foreign currency adjustments and derivative settlements, net	(15,180)	(21,618)	(31,275)	6,657
Salaries and benefits	(49,095)	(48,703)	(46,395)	(48,633)
Cost to provide enrollment services	(21,678)	(20,374)	(20,151)	(16,172)
Depreciation and amortization	(8,136)	(8,226)	(8,402)	(8,861)
Impairment expense	—	—	—	(2,767)
Operating expenses - other	(32,263)	(30,908)	(29,989)	(32,811)
Income tax expense	(23,230)	(14,878)	(21,870)	(36,099)
Net income	$ 43,293	41,530	36,952	56,653
Net income attributable to noncontrolling interest	152	136	124	19
Net income attributable to Nelnet, Inc.	$ 43,141	41,394	36,828	56,634
Earnings per common share:				
Net income attributable to Nelnet, Inc. shareholders - basic	$ 0.91	0.87	0.78	1.20
Net income attributable to Nelnet, Inc. shareholders - dilutive	$ 0.91	0.87	0.77	1.19

	2011			
	First quarter	Second quarter	Third quarter	Fourth quarter
Net interest income	$ 85,777	88,736	96,761	93,291
Less provision for loan losses	3,750	5,250	5,250	7,000
Net interest income after provision for loan losses	82,027	83,486	91,511	86,291
Loan and guaranty servicing revenue	40,413	41,735	42,549	50,960
Tuition payment processing and campus commerce revenue	19,369	14,761	16,774	16,893
Enrollment services revenue	33,868	32,315	35,505	28,782
Other income	6,492	6,826	3,931	12,264
Gain on sale of loans and debt repurchases	8,307	—	—	33
Derivative market value and foreign currency adjustments and derivative settlements, net	(3,036)	(20,335)	(13,631)	11,355
Salaries and benefits	(43,912)	(42,881)	(44,132)	(47,026)
Cost to provide enrollment services	(22,839)	(22,140)	(23,825)	(17,744)
Depreciation and amortization	(6,776)	(6,769)	(7,917)	(8,282)
Operating expenses - other	(26,105)	(28,767)	(28,904)	(29,639)
Income tax expense	(32,928)	(21,106)	(24,410)	(39,008)
Net income	$ 54,880	37,125	47,451	64,879
Net income attributable to noncontrolling interest	—	—	—	—
Net income attributable to Nelnet, Inc.	$ 54,880	$ 37,125	$ 47,451	$ 64,879
Earnings per common share:				
Net income attributable to Nelnet, Inc. shareholders - basic	$ 1.13	0.76	0.98	1.37
Net income attributable to Nelnet, Inc. shareholders - dilutive	$ 1.13	0.76	0.98	1.37

(Dollars in thousands, except share amounts, unless otherwise noted)

22. Condensed Parent Company Financial Statements

The following represents the condensed balance sheets as of December 31, 2012 and 2011 and condensed statements of income and cash flows for each of the years in the three-year period ended December 31, 2012 for Nelnet, Inc.

The Company is limited in the amount of funds that can be transferred to it by its subsidiaries through intercompany loans, advances, or cash dividends. These limitations relate to the restrictions by trust indentures under the education lending subsidiaries debt financing arrangements. The amounts of cash and investments restricted in the respective reserve accounts of the education lending subsidiaries are shown on the consolidated balance sheets as restricted cash and investments.

Balance Sheets
(Parent Company Only)
As of December 31, 2012 and 2011

	2012	2011
Assets:		
Cash and cash equivalents	$ 12,124	15,598
Investments	67,564	37,469
Investment in subsidiary debt	155,613	149,029
Restricted cash	63,258	34,176
Investment in subsidiaries	915,148	903,328
Other assets	237,379	232,525
Fair value of derivative instruments	14,600	11,586
Total assets	$ 1,465,686	1,383,711
Liabilities:		
Notes payable	$ 204,232	165,087
Other liabilities	25,351	108,579
Fair value of derivative instruments	70,890	43,840
Total liabilities	300,473	317,506
Equity:		
Nelnet, Inc. shareholders' equity:		
Common stock	466	471
Additional paid-in capital	32,540	49,245
Retained earnings	1,129,389	1,017,629
Accumulated other comprehensive earnings	2,813	—
Employee notes receivable	—	(1,140)
Total Nelnet, Inc. shareholders' equity	1,165,208	1,066,205
Noncontrolling interest	5	—
Total equity	1,165,213	1,066,205
Total liabilities and shareholders' equity	$ 1,465,686	1,383,711

(Dollars in thousands, except share amounts, unless otherwise noted)

Statements of Income
(Parent Company Only)
Years ended December 31, 2012, 2011, and 2010

	2012	2011	2010
Investment interest	$ 5,186	4,132	6,980
Interest on bonds and notes payable	3,607	1,162	1,201
Net interest income	1,579	2,970	5,779
Other income (expense):			
Other income	8,010	4,304	31,846
Gain on debt repurchases	4,487	7,255	26,129
Equity in subsidiaries income	224,011	256,299	188,738
Derivative market value and derivative settlements, net	(47,262)	(55,911)	(21,415)
Total other income	189,246	211,947	225,298
Operating expenses	1,867	6,634	5,839
Income before income taxes	188,958	208,283	225,238
Income tax expense	(10,530)	(3,948)	(36,204)
Net income	178,428	204,335	189,034
Net income attributable to noncontrolling interest	431	—	—
Net income attributable to Nelnet, Inc.	$ 177,997	204,335	189,034

(Dollars in thousands, except share amounts, unless otherwise noted)

Statements of Cash Flows
(Parent Company Only)
Years ended December 31, 2012, 2011, and 2010

	2012	2011	2010
Net income attributable to Nelnet, Inc.	$ 177,997	204,335	189,034
Net income attributable to noncontrolling interest	431	—	—
Net income	178,428	204,335	189,034
Adjustments to reconcile income to net cash provided by operating activities:			
Depreciation and amortization	249	423	723
Derivative market value adjustment	30,041	36,226	2,077
(Payments) proceeds to terminate and/or amend derivative instruments, net	(6,005)	3,365	12,020
Gain from debt repurchases	(4,487)	(7,255)	(26,129)
Equity in earnings of subsidiaries	(224,011)	(256,299)	(188,738)
Purchase of subsidiary debt, net	(6,584)	108,334	3,055
Non-cash compensation expense	2,969	2,029	2,280
Gain from sale of available-for-sale securities, net	(5,798)	—	—
Change in investments - trading securities, net	—	5,767	(43,236)
Decrease in other assets	169,256	341,412	361,020
(Decrease) increase in other liabilities	(38,971)	14,126	3,838
Net cash provided by operating activities	95,087	452,463	315,944
Cash flows from investing activities:			
(Increase) decrease in restricted cash	(29,082)	(3,083)	11,313
Contingency payment related to business combination	—	(5,893)	—
Purchases of available-for-sale securities	(186,727)	—	—
Proceeds from sales of available-for-sale securities	162,533	—	—
Net cash (used in) provided by investing activities	(53,276)	(8,976)	11,313
Cash flows from financing activities:			
Payments on notes payable	(109,748)	(440,913)	(317,081)
Payments on notes payable due to a related party	—	(107,050)	(111,675)
Proceeds from issuance of notes payable	153,380	—	218,725
Payments of debt issuance costs	(1,111)	—	—
Dividends paid	(66,237)	(17,763)	(34,131)
Repurchases of common stock	(22,763)	(27,134)	(39,805)
Proceeds from issuance of common stock	480	512	528
Payments received on employee stock notes receivable	1,140	30	279
Issuance of noncontrolling interest	5	—	—
Distribution made to noncontrolling interest	(431)	—	—
Net cash used in financing activities	(45,285)	(592,318)	(283,160)
Net (decrease) increase in cash and cash equivalents	(3,474)	(148,831)	44,097
Cash and cash equivalents, beginning of year	15,598	164,429	120,332
Cash and cash equivalents, end of year	$ 12,124	15,598	164,429

PROXY



121 SOUTH 13TH STREET
SUITE 201
LINCOLN, NE 68508

p 402.458.2370
f 402.458.2399

www.nelnet.com
NELNET, INC.

April 10, 2013

Dear Shareholder:

On behalf of the Board of Directors, we are pleased to invite you to Nelnet, Inc.'s Annual Shareholders' Meeting on Thursday, May 23, 2013 at the Embassy Suites, 1040 P Street, Lincoln, Nebraska at 8:30 a.m., Central Time. The notice of the meeting and proxy statement on the following pages contain information about the meeting.

Your participation in the Annual Meeting is important. We hope that you will be able to attend the meeting and encourage you to read our annual report and proxy statement. At the meeting, members of the Company's management team will discuss the Company's results of operations and business plans and will be available to answer your questions. Regardless of whether you plan to attend, we urge you to vote your proxy at your earliest convenience.

Thank you for your support of Nelnet, Inc.

Sincerely,

Mike Dunlap

Michael S. Dunlap
Chairman of the Board of Directors and Chief Executive Officer

Nelnet, Inc.
121 South 13th Street, Suite 201, Lincoln, Nebraska 68508

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 10, 2013

TIME AND DATE	8:30 a.m., Central Time, on Thursday, May 23, 2013
PLACE	Embassy Suites 1040 P Street Lincoln, Nebraska 68508
ITEMS OF BUSINESS	(1) To elect eight directors nominated by the Board of Directors to serve until the 2014 Annual Meeting of Shareholders (2) To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2013 (3) To conduct an advisory vote to approve the Company's executive compensation (4) To transact such other business if properly introduced
RECORD DATE	You can vote if you were a shareholder as of the close of business on March 28, 2013
OTHER INFORMATION	The 2013 Letter to Shareholders from the Chairman of the Board of Directors and Chief Executive Officer and our 2012 Annual Report on Form 10-K, which are not part of the proxy soliciting materials, are enclosed.
PROXY VOTING	The Board of Directors solicits your proxy and asks you to vote your proxy at your earliest convenience to be sure your vote is received and counted. Instructions on how to vote are contained in our proxy statement and in the Notice of Internet Availability of Proxy Materials. **Whether or not you plan to attend the meeting, we ask you to vote over the Internet as described in those materials as promptly as possible in order to make sure that your shares will be voted in accordance with your wishes at the meeting. Alternatively, if you requested a copy of the proxy/voting instruction card by mail, you may mark, sign, date, and return the proxy/voting instruction card in the envelope provided.** The Board of Directors encourages you to attend the meeting in person. If you attend the meeting, you may vote by proxy or you may revoke your proxy and cast your vote in person. We recommend you vote by proxy even if you plan to attend the meeting.

By Order of the Board of Directors,

William J. Munn
Corporate Secretary
Nelnet, Inc.

NELNET, INC.
2013 PROXY STATEMENT
TABLE OF CONTENTS

Nelnet, Inc.
121 South 13th Street
Suite 201
Lincoln, Nebraska 68508

PROXY STATEMENT

General Information

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Nelnet, Inc. (the "Company") for the 2013 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Thursday, May 23, 2013, at 8:30 a.m., Central Time, at the Embassy Suites, 1040 P Street, Lincoln, Nebraska 68508. The Annual Meeting will be held for the purposes set forth in the notice of such Annual Meeting on the cover page hereof.

Important Notice Regarding the Availability of Proxy Materials for the 2013 Annual Meeting of Shareholders to be held on May 23, 2013

Our notice of annual meeting and proxy statement, 2012 annual report on Form 10-K, letter to shareholders, electronic proxy card, and other annual meeting materials are available on the Internet at www.proxyvote.com. We intend to begin mailing our Notice of Internet Availability of Proxy Materials to shareholders on or about April 10, 2013. At that time, we also will begin mailing paper copies of our proxy materials to shareholders who requested them. Additional information on how these materials will be distributed is provided below.

Under U.S. Securities and Exchange Commission (the "SEC") rules, we are allowed to mail a notice to our shareholders informing them that our proxy statement, annual report on Form 10-K, electronic proxy card, and related materials are available for viewing, free of charge, on the Internet. Shareholders may then access these materials and vote their shares over the Internet, or request delivery of a full set of proxy materials by mail or email. These rules give us the opportunity to serve shareholders more efficiently by making the proxy materials available online and reducing the environmental impact and costs associated with printing and physical delivery. We are utilizing this process for the 2013 Annual Meeting. We intend to begin mailing the required notice, called the Notice of Internet Availability of Proxy Materials (the "Notice"), to shareholders on or about April 10, 2013. The proxy materials will be posted on the Internet, at www.proxyvote.com, no later than the day we begin mailing the Notice. If you receive a Notice, you will not receive a paper or email copy of the proxy materials unless you request one in the manner set forth in the Notice.

The Notice contains important information, including:

- The date, time, and location of the Annual Meeting
- A brief description of the matters to be voted on at the meeting
- A list of the proxy materials available for viewing at www.proxyvote.com and the control number you will need to use to access the site
- Instructions on how to access and review the proxy materials online, how to vote your shares over the Internet, and how to get a paper or email copy of the proxy materials if that is your preference

You may vote in person at the Annual Meeting or you may vote by proxy. To obtain directions to attend the Annual Meeting and vote in person, please call 402-458-3038. Giving the Board of Directors your proxy means that you authorize representatives of the Board to vote your shares at the Annual Meeting in the manner you specify. We recommend that you vote by proxy even if you plan to attend the Annual Meeting. If your share ownership is registered directly, you may refer to voting instructions contained in this proxy statement and in the Notice. If your share ownership is beneficial (that is, your shares are held in the name of a bank, broker, or other nominee, referred to as being held in "street name"), your broker will issue you a voting instruction form that you use to instruct them how to vote your shares. Your broker must follow your voting instructions. Although most brokers and nominees offer mail, telephone, and Internet voting, availability and specific procedures will depend on their voting arrangements.

Your vote is important. For this reason, the Board of Directors is requesting that you permit your common stock to be voted by proxy at the Annual Meeting. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully.

VOTING

Who Can Vote

You may vote if you owned Nelnet, Inc. Class A common stock, par value $0.01 per share, or Class B common stock, par value $0.01 per share, as of the close of business on March 28, 2013 (the "record date"). At the close of business on March 28, 2013, 35,037,643 and 11,495,377 shares of the Company's Class A and Class B common stock, respectively, were outstanding and eligible to vote. The Class A common stock is listed on the New York Stock Exchange under the symbol "NNI." The Class B common stock is not listed on any exchange or market. At the Annual Meeting, each Class A and Class B shareholder will be entitled to one and 10 vote(s), respectively, in person or by proxy, for each share of Class A and Class B common stock, respectively, owned of record as of the record date. The stock transfer books of the Company will not be closed. The Secretary of the Company will make a complete record of the shareholders entitled to vote at the Annual Meeting available for inspection by any shareholder beginning two business days after the Notice of the Annual Meeting is given, including ten days prior to the date of the Annual Meeting in accordance with the Company's Bylaws, and continuing through the Annual Meeting, at the Company's headquarters in Lincoln, Nebraska at any time during usual business hours. Such records will also be available for inspection at the Annual Meeting.

As a matter of policy, the Company keeps private all proxies, ballots, and voting tabulations that identify individual shareholders. Such documents are available for examination only by certain representatives associated with processing proxy voting instructions and tabulating the vote. No vote of any shareholder is disclosed, except as may be necessary to meet legal requirements.

How You Vote

You may vote your shares prior to the Annual Meeting by following the instructions provided in the Notice, this proxy statement, and the voter website, www.proxyvote.com. If you requested a paper copy of the proxy materials, voting instructions are also contained on the proxy card enclosed with those materials.

- If you are a *registered shareholder*, there are three ways to vote your shares before the meeting:

  By Internet (www.proxyvote.com): Use the Internet to transmit your voting instructions until 11:59 p.m. EDT on May 22, 2013. Have your Notice of Internet Availability of Proxy Materials with you when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

  By mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card. There is no charge for requesting a copy. To be valid, proxy cards must be received before the start of the Annual Meeting. If you want to receive a paper or e-mail copy of the proxy materials, please choose one of the following methods to make your request:

  - By internet: www.proxyvote.com
  - By telephone: 1-800-579-1639
  - By e-mail*: sendmaterial@proxyvote.com

  * If requesting materials by e-mail, please send a blank e-mail with your 12-Digit Control Number in the subject line.

  By telephone (1-800-690-6903): Use any touch-tone phone to transmit your voting instructions until 11:59 p.m. EDT on May 22, 2013. Have your proxy card with you when you call and follow the instructions.

- If your shares are held in *street name*, your broker, bank, or other holder of record may provide you with a Notice of Internet Availability of Proxy Materials. Follow the instructions on the Notice to access our proxy materials and vote online or to request a paper or e-mail copy of our proxy materials. If you received these materials in paper form, the materials included a voting instruction card so you can instruct your broker, bank, or other holder of record how to vote your shares.

You may vote your shares at the Annual Meeting. If you are a *registered shareholder*, you can vote at the meeting any shares that were registered in your name as the shareholder of record as of the record date. If your shares are held in *street name*, you are not a holder of record of those shares and cannot vote them at the Annual Meeting unless you have a legal proxy from the holder of record. If you plan to attend and vote your street name shares at the Annual Meeting, you should request a legal proxy from your broker, bank, or other holder of record and bring it with you to the meeting along with proof of identification.

If you plan to vote your shares at the Annual Meeting, please pick up a ballot at the registration table upon your arrival. You may then submit your ballot to a meeting usher at the time designated during the meeting. *Ballots will not be distributed during the meeting.* Shares may not be voted after the final vote at the meeting.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy.

What Items Require Your Vote

There are three proposals that will be presented for your consideration at the meeting:

- Electing the eight nominees named in this proxy statement to the Board of Directors for a term of one year
- Ratifying the appointment of KPMG LLP as the Company's independent registered public accounting firm ("independent auditor") for 2013
- Approving on an advisory basis the Company's executive compensation

Each of the proposals has been submitted on behalf of the Company's Board of Directors.

How You Can Change Your Vote

If you are a *registered shareholder*, you can revoke your proxy and change your vote prior to the Annual Meeting by:

- Sending a written notice of revocation to our Corporate Secretary at 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508 (the notification must be received by the close of business on May 22, 2013)
- Voting again by Internet prior to 11:59 p.m. EDT on May 22, 2013 (only the latest vote you submit will be counted)
- Submitting a new properly signed and dated paper proxy card with a later date (your proxy card must be received before the start of the Annual Meeting)

If your shares are held in *street name*, you should contact your broker, bank, or other holder of record about revoking your voting instructions and changing your vote prior to the meeting.

If you are eligible to vote at the Annual Meeting, you also can revoke your proxy or voting instructions and change your vote at the Annual Meeting by submitting a written ballot before the final vote at the meeting. Your attendance at the Annual Meeting will not automatically revoke your proxy; you must specifically revoke your proxy.

Quorum Needed To Hold the Meeting

In order to conduct the Annual Meeting, the Company's Articles of Incorporation provide that shares constituting a majority of the voting power of all the shares of the Company's stock entitled to vote must be present in person or by proxy. This is called a quorum. If you return valid proxy instructions or vote in person at the Annual Meeting, your shares will be considered part of the quorum. **Abstentions and broker "non-votes" will be counted as present and entitled to vote for purposes of determining a quorum. New York Stock Exchange rules allow banks, brokers, and other nominees to vote shares held by them for a customer on matters that the New York Stock Exchange considers to be routine, even though the bank, broker, or nominee has not received voting instructions from the customer. A broker "non-vote" occurs when a bank, broker, or other nominee has not received voting instructions from the customer and the bank, broker, or other nominee cannot vote the shares because the matter is not considered to be routine under New York Stock Exchange rules.**

Under New York Stock Exchange rules, the election of directors and the advisory vote to approve executive compensation will not be considered to be "routine" matters, and banks, brokers, and other nominees who are members of the New York Stock Exchange will not be permitted to vote shares held by them for a customer on these matters without instructions from the beneficial owner of the shares.

Counting Your Vote

If you provide specific voting instructions, your shares will be voted as instructed. If you hold shares in your name and submit a valid proxy without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors. If you hold your shares in your name and do not return valid proxy instructions or do not vote in person at the Annual Meeting, your shares will not be voted. If you hold your shares in the name of a bank, broker, or other nominee, and you do not give that nominee instructions on how you want your shares to be voted, the nominee has the authority to vote your shares on the ratification of the appointment of KPMG LLP as independent auditor. However, as previously discussed, the nominee will not be permitted to vote your shares on the election of directors or the advisory vote to approve executive compensation.

Giving the Board your proxy also means that you authorize their representatives to vote in their discretion on any other matter that may be properly presented at the Annual Meeting. As of the date of this proxy statement, the Company does not know of any other matters to be presented at the Annual Meeting.

What Vote is Needed

Our Articles of Incorporation provide that directors are elected by a majority of the votes cast by the shares entitled to vote at the Annual Meeting. Although abstentions and broker "non-votes" will be counted for purposes of determining whether there is a quorum (as discussed previously), they will not be counted as votes cast in the election of directors and thus will not have the effect of votes for or against any director.

With respect to the election of directors, shareholders of the Company, or their proxy if one is appointed, have cumulative voting rights under the laws of the State of Nebraska. That is, shareholders, or their proxy, may vote their shares for as many directors as are to be elected, or may cumulate such shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of their shares, or may distribute votes on the same principle among as many nominees as they may desire. If a shareholder desires to vote cumulatively, he or she must vote in person or give his or her specific cumulative voting instructions to the designated proxy that the number of votes represented by his or her shares are to be cast for one or more designated nominees. Cumulative voting is not available for internet voting.

The Nebraska Business Corporation Act provides that a majority of votes cast at the meeting is required to approve Proposals 2 and 3 (ratifying the appointment of KPMG LLP and approving on an advisory basis the Company's executive compensation, respectively). Although abstentions and broker "non-votes" will be counted for purposes of determining whether there is a quorum (as discussed previously), they will not be counted as votes cast with respect to Proposals 2 and 3 and thus will not have the effect of votes for or against Proposals 2 and 3.

Voting Recommendations

The Company's Board of Directors recommends that you vote:

- "FOR" the election of each of the nominees to the Board of Directors
- "FOR" the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2013
- "FOR" the approval of the compensation of the Company's named executive officers, as disclosed in this proxy statement

A proxy, when properly executed and not revoked, will be voted in accordance with the authorization and instructions contained therein. Unless a shareholder specifies otherwise, all shares represented will be voted in accordance with the recommendations of the Company's Board of Directors.

Voting Results

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be reported in a current report on Form 8-K to be filed within four business days after the Annual Meeting date.

Cost of This Proxy Solicitation

The Company will pay the cost of soliciting proxies, including the preparation, assembly, and furnishing of proxy solicitation and other required annual meeting materials. Directors, officers, and regular employees of the Company may solicit proxies by telephone, electronic communications, or personal contact, for which they will not receive any additional compensation in respect of such solicitations. The Company will also reimburse brokerage firms and others for all reasonable expenses for furnishing proxy solicitation and other required annual meeting materials to beneficial owners of the Company's stock.

PROPOSAL 1 - ELECTION OF DIRECTORS

Nominees

Shareholders are asked to elect eight directors to serve on the Board for a one-year term or until their successors are elected or appointed.

Upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board has nominated each of the nominees named below to serve on the Board of Directors.

The Board of Directors recommends that shareholders vote FOR the election of each nominee (named below) to the Board of Directors.

In the event that any nominee becomes unavailable for election for any reason, the shares represented by proxy will be voted for any substitute nominees designated by the Board, unless the proxy does not indicate that the shares are to be voted for all nominees. The Board of Directors knows of no reason why any of the persons nominated to be directors might be unable to serve if elected, and each nominee has consented to and expressed an intention to serve if elected. There are no arrangements or understandings between any of the nominees and any other person pursuant to which any of the nominees was selected as a nominee.

Following are the names of the eight nominees to serve as director, together with: their ages, the year during which they were first elected a director of the Company, their principal occupation(s) and any other directorships with publicly-held companies (if applicable) during the past five years, and each nominee's qualifications to serve as a director.

Michael S. Dunlap, 49
Director since
January 1996

Chairman and Chief Executive Officer, Nelnet, Inc.

- Chairman, Nelnet, Inc., March 2000 to present; Chief Executive Officer, May 2007 to present and December 2001 – August 2003; Co-Chief Executive Officer, August 2003 – May 2007; President, December 2001 – August 2003; Chairman of the Company's predecessor in interest, January 1996 – March 2000
- Chairman, Farmers & Merchants Investment Inc. ("F&M"), the parent of Union Bank and Trust Company ("Union Bank"), January 2013 - present; Co-President and Director, January 2007 - January 2013; President and Director, January 1995 - January 2007 (F&M is an affiliate of the Company)
- Non-Executive Chairman, Union Bank, August 2003 - November 2008; Chief Executive Officer, January 2001 - August 2003; Executive Vice President, January 1993 - January 2001 (Union Bank is an affiliate of the Company)

Mr. Dunlap's qualifications include more than 25 years of experience in the areas of banking and financial services, leadership, strategic operations, and management, including as one of our co-founders and our Chief Executive Officer and Chairman since the Company's inception, as well as his experience as a member of the boards of directors of numerous other organizations. Mr. Dunlap's knowledge of every part of our business and his intense focus on innovation and excellence are keys to our Board's success.

Stephen F. Butterfield, 60
Director since
January 1996

Vice-Chairman, Nelnet, Inc.

- Vice-Chairman, Nelnet, Inc., March 2000 - present; Co-Chief Executive Officer, August 2003 - May 2007; Vice-Chairman of the Company's predecessor in interest, January 1996 - March 2000
- President, Student Loan Acquisition Authority of Arizona, January 1989 - February 2000

Mr. Butterfield's qualifications include more than 35 years of experience in the areas of student loans, capital markets, and municipal finance, including as one of our co-founders and a member of our Board since the Company's inception, as well as his knowledge and understanding of leadership and organizational dynamics.

James P. Abel, 62
Director since
August 2003

Chief Executive Officer, NEBCO, Inc.

- Chief Executive Officer, NEBCO, Inc., a company with interests in the manufacture of concrete building materials, road construction, insurance, mining, railroading, farming, and real estate, 2004 - present; President and Chief Executive Officer, 1983 - 2004
- Chairman of the Board of Directors, Ameritas Mutual Holding Company; Director, Ameritas Holding Company and Ameritas Life Insurance Corp. Ameritas Mutual Holding Company is the parent company and owns Ameritas Holding Company, which owns 100 percent of the stock of Ameritas Life Insurance Corp. Director, Acacia Life Insurance Company. These entities offer a wide range of insurance and financial products and services to individuals, families, and businesses.

Mr. Abel's qualifications include his experience on boards of directors of other private companies and his demonstrated executive leadership abilities and management experience as Chief Executive Officer of a complex diversified organization, as well as his knowledge of operations, all of which give him critical insights into the operational requirements of the Company.

William R. Cintani, 60
Director since
May 2012

Chairman and Chief Executive Officer, Mapes Industries

- Chairman and Chief Executive Officer, Mapes Industries, a diversified manufacturer of specialty architectural products with distribution across the United States and Canada, 1993 - present; President, 1984 - 1993; Vice President, 1978 - 1984

Mr. Cintani's qualifications include more than 35 years of managing a diverse, nationwide manufacturing business with distribution in all 50 states and Canada. Mr. Cintani's service on numerous civic, philanthropic, and service boards has provided him with a wide array of experience in both corporate governance and operations. His practical knowledge and board experience provides the Company with a resource for all aspects of finance, operations, IT, and strategic planning. In addition, Mr. Cintani served 10 years as a member of the board of directors for certain of the Company's asset-backed securities special purpose corporations.

Kathleen A. Farrell, 49
Director since
October 2007

Professor of Finance and Senior Associate Dean of Academic Programs, University of Nebraska-Lincoln

- Professor of Finance, University of Nebraska-Lincoln, August 2009 - present
- Senior Associate Dean of Academic Programs, August 2011 - present
- Associate Dean of Academic Programs, August 2010 - August 2011
- Associate Professor of Finance, University of Nebraska-Lincoln, 2002 - July 2009
- Assistant Professor of Finance, University of Nebraska-Lincoln, August 1993 - 2001

Dr. Farrell's qualifications include her expertise in corporate finance, executive turnover, and executive compensation, and her prior experience as an auditor at a public accounting firm. Dr. Farrell has achieved designation as a Certified Public Accountant (inactive), has nearly 20 years experience teaching university courses in the areas of banking and finance, and has conducted extensive research on these topics. Dr. Farrell has also published articles on these topics in numerous scholarly journals.

Thomas E. Henning, 60
Director since
August 2003

President and Chief Executive Officer, Assurity Security Group, Inc. and its subsidiary, Assurity Life Insurance Company

- President and Chief Executive Officer, Assurity Security Group, Inc. and its subsidiary, Assurity Life Insurance Company, which offers a variety of disability income and critical illness protection, life insurance, and annuity products, 1990 - present
- Director, Federal Home Loan Bank Topeka, March 2007 - present. The Federal Home Loan Bank Topeka is part of the 12 member Federal Home Loan Bank system. The bank serves the states of Oklahoma, Kansas, Nebraska, and Colorado and provides liquidity to member institutions to assist in financing real estate.

Mr. Henning's qualifications include over 20 years of experience as President and Chief Executive Officer of a large insurance company, his prior experience as President of a regional bank, his financial expertise, including being a Certified Financial Analyst, his experience in risk assessment and management, and his vast knowledge and experience in leadership and management.

Kimberly K. Rath, 52
Director since
October 2007

Managing Director and President, Talent Plus, Inc.

- Managing Director and President, Talent Plus, Inc., a global human resources consulting firm, July 1989 - present
- Senior Consultant, The Gallup Organization, 1982 - 1989

Ms. Rath's qualifications include over 30 years of experience in the field of human resources, with expertise in executive development, employee engagement, and human capital management. Ms. Rath also has nearly 25 years of experience leading an international executive management consulting and training organization, working with major global companies. Ms. Rath serves as an executive strategic advisor to many leaders across the globe in both private and public sectors. Ms. Rath's experience and perspectives are unique among our Board members.

Michael D. Reardon, 60
Director since
December 2003

Chief Executive Officer, Provision Communications, LLC

- Chief Executive Officer, Provision Communications, LLC, a telecommunications company, January 2004 - present
- Chairman, Geos Communications, Inc., a publicly traded mobile communications company, March 2010 - present; Director, June 2009 - February 2010
- Director, HyperFlo, LLC, a manufacturer of precision cleaning equipment, January 2010 - present; Chairman, 1997 - 2009

Mr. Reardon's qualifications include over 35 years of experience starting and building companies from the ground up, providing strategy, leadership, business development, and management expertise, and dealing with financial and operational issues in challenging environments. Through his roles as an executive officer and Chairman of such companies, and his experience on the board of directors and board committees of other public companies, Mr. Reardon provides valuable and unique insights.

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics for Directors, Officers, and Employees

The Company has a written code of business conduct and ethics that applies to all of the Company's directors, officers, and employees, including the Company's Chief Executive Officer and Chief Financial Officer, and is designed to promote ethical and legal conduct. Among other items, the code addresses the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the code. This code is available on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" and is available in print to any shareholder who requests it. Any future amendments to or waivers of the code, to the extent applicable to any executive officer or director, will be posted at this location on the Company's website.

Board Composition and Director Independence

The Board of Directors is composed of a majority of independent directors as defined by the rules of the New York Stock Exchange. A director does not qualify as an independent director unless the Board has determined, pursuant to applicable legal and regulatory requirements, that such director has no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). The Nominating and Corporate Governance Committee reviews compliance with the definition of "independent" director annually. Mr. Dunlap beneficially owns 67.7% of the combined voting power of the Company's shareholders. Because of his beneficial ownership, Mr. Dunlap can effectively elect each member of the Board of Directors and has the power to defeat or remove each member of the Board of Directors.

In 2012, the Board evaluated commercial, consulting, charitable, familial, and other relationships with each of its directors and entities with respect to which they are an executive officer, partner, member, and/or significant shareholder. See "Certain Relationships and Related Transactions." As part of this evaluation, the Board noted that none of the directors received any consulting, advisory, or other compensatory fees from the Company (other than for services as a director) or is a partner, member, or principal of an entity that provided accounting, consulting, legal, investment banking, financial, or other advisory services to the Company (other than approximately $27,000 paid for health, dental, and vision benefits for Mr. Butterfield and approximately $26,000 paid for leadership talent profiles to Talent Plus, of which Ms. Rath is Managing Director and President and with her spouse is a principal owner). Based on this independence review and evaluation, and on other facts and circumstances the Board deemed relevant, the Board, in its business judgment, determined that all of the Company's directors and nominees are independent, with the exception of Mr. Dunlap, who is currently an employee of the Company.

The Company's Nominating and Corporate Governance Committee is responsible for reviewing and approving all new transactions, and any material amendments or modifications to existing transactions, between the Company and Union Bank or any other related party, and taking such actions as the Committee deems necessary and appropriate in relation to such transactions, including reporting to the Board of Directors with respect to such transactions as the Committee deems necessary and appropriate. See "Certain Relationships and Related Transactions."

Governance Guidelines of the Board

The Board's governance is guided by the Company's Corporate Governance Guidelines. The Board's current guidelines are available on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" and are available in print to any shareholder who requests them. Among other matters, the guidelines provide for the following:

- A majority of the members of the Board must be independent directors.
- The Board undertakes an annual self-review.
- The Board and each Board Committee has the authority to engage independent or outside counsel, accountants, or other advisors, as it determines to be necessary or appropriate. All related fees and costs of such advisors are paid by the Company.
- Board members have open communication with all members of management and counsel.
- Non-Employee Directors meet in executive session, without the presence of management. Mr. Henning currently presides at these executive sessions. Anyone who has a concern about the Company may communicate that concern directly to these Non-Employee Directors. Such communication may be mailed to the Corporate Secretary at Nelnet, Inc., 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508 or anonymously submitted via the Company's Web site at www.nelnet.com under "Contact Us." All such communications will be forwarded to the appropriate Non-Employee Directors for their review. The Non-Employee Directors may take any action deemed appropriate or necessary, including the retention of independent or outside counsel, accountants, or other advisors, with respect to any such communication addressed to them. No adverse action will be taken against any individual making any such communication in good faith to the Non-Employee Directors.

Board Diversity

In considering whether to recommend any candidate for election to the Board, including candidates recommended by shareholders, the Nominating and Corporate Governance Committee will apply the criteria set forth in Nelnet's Corporate Governance Guidelines. These criteria include the candidate's independence, wisdom, integrity, understanding and acceptance of the Company's corporate philosophy, business or professional knowledge and experience, record of accomplishment, and willingness to commit time and energy to the Company. Our Corporate Governance Guidelines also specify that the value of diversity on the Board should be considered by the Nominating and Corporate Governance Committee in the director identification and nomination process. The Board is committed to a strong and diverse membership and a thorough process to identify those individuals who can best contribute to the Company's continued success. As part of this process, the Nominating and Corporate Governance Committee will continue to take all reasonable steps to identify and consider for Board membership all candidates who satisfy the business needs of the Company at the time of appointment.

The Committee seeks nominees with a broad diversity of experience, professional skills, and backgrounds. The Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Company believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge, and abilities that will allow the Board to fulfill its responsibilities. Nominees are not discriminated against on the basis of race, gender, religion, national origin, sexual orientation, disability, or any other basis proscribed by law.

The Board's Role in Risk Oversight

Our Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company in fostering a culture of risk-aware and risk-adjusted decision-making that allows the Company to avoid adverse financial and operational impacts. The involvement of the full Board of Directors in setting the Company's business strategy is a key part of its assessment of management's appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. In particular, the Risk and Finance Committee assists the Board of Directors in fulfilling its responsibilities with respect to oversight of the Company's enterprise-wide risk management framework and oversight of the Company's strategies relating to capital management. The Audit Committee focuses on the integrity of the Company's financial statements, system of internal controls, and policies for risk assessment and risk management. The Company's Nominating and Corporate Governance Committee assists the Board of Directors in fulfilling its oversight responsibility with respect to regulatory, compliance, related-party transactions, and public policy issues that affect the Company, and works closely with the Company's legal and policy services groups. Finally, in setting compensation philosophy and strategy, the Compensation Committee strives to create incentives that encourage an appropriate level of risk-taking behavior consistent with the Company's business strategy.

Board Leadership Structure

Mr. Dunlap has served the Company as both Chairman and Chief Executive Officer (co-Chief Executive Officer with Mr. Butterfield from 2003-2007) since the Company's inception. The Board of Directors and management believe this structure is appropriate for our business for a number of reasons. Mr. Dunlap is the largest single shareholder of the Company, he is one of our co-founders, and his vision and leadership have been an integral part of the Company's success. His experience in the business, as well as his high levels of skill and integrity, are critical to our ability to be responsive to conditions in the markets in which we operate and to our continued success. In addition, the combined role Mr. Dunlap plays provides the Company the benefit of singular leadership for our strategy and vision. Finally, the Company does not believe that separating the Chairman and Chief Executive Officer roles necessarily guarantees better governance or the absence of risk. The Company prefers to focus instead on our Board's overall effectiveness, and we believe Mr. Dunlap contributes materially to that effectiveness by virtue of his combined role.

Mr. Henning is currently the independent Lead Director. Mr. Dunlap, as Chairman, provides leadership to the Board and works with the Board to define its structure and activities in the fulfillment of its responsibilities. In conjunction with Mr. Henning as the Lead Director, Mr. Dunlap sets the Board agendas with Board and management input, facilitates communication among directors, works with Mr. Henning to provide appropriate information flow to the Board, and presides at meetings of the Board of Directors and shareholders. Mr. Henning works with Mr. Dunlap and other Board members to provide strong, independent oversight of the Company's management and affairs. Among other things, Mr. Henning is involved in the development of Board meeting agendas as well as the quality, quantity, and timeliness of information sent to the Board, serves as the principal liaison between Mr. Dunlap and the independent directors, and chairs an executive session of the Non-Employee Directors at most regularly scheduled Board meetings.

Board Committees

The Board uses committees to assist it in the performance of its duties. During 2012, the standing committees of the Board were the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Risk and Finance Committee, and Executive Committee. Each committee, other than the Executive Committee, is composed entirely of independent directors and operates pursuant to a formal written charter, approved by the Board, which sets forth the committee's functions and responsibilities. Each committee charter is posted on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" - "Committees" and is available in print to any shareholder who requests it. The purposes of each committee and their current members are set forth below.

Audit Committee

The Audit Committee is composed of Ms. Farrell and Messrs. Cintani and Henning. The Committee held seven meetings in 2012. Each member of the Audit Committee is (1) "independent" in accordance with the rules and regulations of the New York Stock Exchange and the rules and regulations of the SEC and (2) sufficiently financially literate to enable him or her to discharge the responsibilities of an Audit Committee member. Mr. Henning has accounting and related financial management expertise and serves as the committee's "audit committee financial expert," as defined in the applicable rules and regulations of the SEC.

The Audit Committee provides assistance to the Board of Directors in its oversight of the integrity of the Company's financial statements, the Company's system of internal controls, the Company's policy standards and guidelines for risk assessment and risk management, the qualifications and independence of the Company's independent auditor, the performance of the Company's internal and independent auditors, and the Company's compliance with other regulatory and legal requirements. The Audit Committee discusses with management and the independent auditor the Company's annual audited financial statements, including the Company's disclosures made under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its filings with the SEC, and recommends to the Board of Directors whether such audited financial statements should be included in the Company's annual report on Form 10-K. The Audit Committee also selects the independent auditors for the next year and presents such selection to the shareholders for ratification.

Compensation Committee

The Compensation Committee is composed of Ms. Rath and Messrs. Abel and Reardon. The Committee held six meetings in 2012. The members of the Compensation Committee are (1) "independent" in accordance with the rules and regulations of the New York Stock Exchange and the rules and regulations of the SEC, (2) "Non-Employee Directors" as defined in Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (3) "Outside Directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986. The Compensation Committee oversees the Company's compensation and benefit policies. The Company's compensation policies are designed with the goal of maximizing shareholder value over the long term. The Compensation Committee believes that this goal is best realized by utilizing a compensation program which serves to attract and retain superior executive talent by providing management with performance-based incentives and closely aligning the financial interests of management with those of the Company's shareholders. The level of compensation is based on numerous factors, including achievement of results and financial objectives established by the Compensation Committee and the Board of Directors. Salary and performance payments are reviewed regularly for competitiveness and are determined in large part by reference to compensation levels for comparable positions at comparable companies. See "Executive Compensation."

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is composed of Ms. Rath and Messrs. Abel, Butterfield, and Reardon. The Committee held four meetings in 2012. The members of the Nominating and Corporate Governance Committee are "independent" as determined in accordance with the rules and regulations of the New York Stock Exchange and the rules and regulations of the SEC. The Nominating and Corporate Governance Committee is responsible for identifying and recommending qualified nominees to serve on the Company's Board of Directors, identifying members of the Board to serve on each Board committee, overseeing the evaluation by the Board of itself and its committees, identifying individuals to serve as officers of the Company and recommending such individuals to the Board, as well as developing and overseeing the Company's internal corporate governance processes. The Nominating and Corporate Governance Committee reviews related party transactions in accordance with the written policies and procedures adopted by the Board of Directors for the Committee's review of related party transactions, and takes such actions as the Committee deems necessary and appropriate in relation to such transactions, including reporting to the Board of Directors with respect to such transactions as the Committee deems necessary and appropriate.

The Company's Corporate Governance Guidelines establish criteria for specific qualities and skills to be considered by the Nominating and Corporate Governance Committee as necessary for the Company's directors to possess. These criteria include, among other items, independence, diversity, integrity, understanding the Company's corporate philosophy, valid business or professional knowledge, proven record of accomplishment with excellent organizations, ability to challenge and stimulate management, and willingness to commit time and energy. The Nominating and Corporate Governance Committee has been given the responsibility to take all reasonable steps to identify and evaluate nominees for director and has adopted a policy requiring it to consider written proposals for director nominees received from shareholders of the Company. No such proposals were received during 2012 from a beneficial owner of more than 5% of Nelnet's stock (other than current management). There is no difference in the manner in which the Committee evaluates director nominees based on whether the nominee is recommended by a shareholder. All of the nominees identified in this proxy statement have been recommended by the Committee.

When seeking candidates for director, the Nominating and Corporate Governance Committee solicits suggestions from incumbent directors, management, shareholders, and others. The Committee has authority under its charter to retain a search firm for this purpose. If the Committee believes a candidate would be a valuable addition to the Board of Directors, it recommends his or her candidacy to the full Board of Directors.

The Company's By-Laws include provisions setting forth the specific conditions under which persons may be nominated by shareholders for election as directors at an annual meeting of shareholders. The provisions include the condition that nominee proposals from shareholders must be in writing and that shareholders comply with the time-frame requirements described under "Other Shareholder Matters - Shareholder Proposals for 2014 Annual Meeting" for shareholder proposals not included in the

Company's Proxy Statement. A copy of such provisions is available upon written request to: Nelnet, Inc., 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Company's By-Laws are also posted on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" - "Corporate Documents."

Risk and Finance Committee

The Risk and Finance Committee is composed of Ms. Farrell and Messrs. Butterfield, Cintani, and Henning. The Committee held four meetings in 2012. The Risk and Finance Committee holds principal oversight responsibility with respect to the Company's enterprise-wide risk management framework, including the significant strategies, policies, procedures, and systems used to identify, assess, measure, and manage the major risks facing the Company and oversight of the Company's material financial matters, including capital management, funding strategy, investments, and acquisitions that are material to the Company's business.

Executive Committee

The Executive Committee is composed of Ms. Farrell and Messrs. Dunlap and Henning. The Executive Committee held no formal meetings in 2012. The Executive Committee exercises all of the powers of the full Board in the management of the business and affairs of the Company during the intervals between meetings of the full Board, subject only to limitations as the Board may impose from time to time, or as limited by applicable law.

Meetings of the Board

The Board of Directors held six meetings in 2012. All directors attended at least 75% of the meetings of the Board and committees on which they serve.

Attendance at Annual Meetings of Shareholders

The Company does not have a policy regarding director attendance at the annual meetings of shareholders. All directors attended the prior year's annual meeting of shareholders.

Director Compensation Table for Fiscal Year 2012

The following table sets forth summary information regarding compensation of Non-Employee Directors for the fiscal year ended December 31, 2012. Independent Non-Employee Directors are compensated based on Board meeting and committee meeting attendance. The Company also pays an annual retainer of $60,000 to independent Non-Employee Directors. An additional annual retainer of $10,000 is paid to independent Non-Employee Directors who serve as members of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Risk and Finance Committee, or Executive Committee, as applicable. The Chairman of the Audit Committee is paid an additional $10,000 annual retainer fee. Mr. Dunlap, who is an employee of the Company, does not receive any consideration for participation in Board or committee meetings.

	2012 Compensation			
Director Name	Fees earned or paid in cash ($) (a)	Stock awards ($) (b)	All other compensation ($)	Total ($)
James P. Abel	16,000	94,113	—	110,113
Stephen F. Butterfield	94,000	—	27,340 (c)	121,340
William R. Cintani	11,000	94,113	—	105,113
Kathleen A. Farrell	17,000	105,872	—	122,872
Thomas E. Henning	17,000	117,631	—	134,631
Kimberly K. Rath	16,000	94,113	—	110,113
Michael D. Reardon	16,000	94,113	—	110,113

(a) Amount represents cash paid to independent Non-Employee Directors for attendance at Board and committee meetings. Independent Non-Employee Directors earn $1,000 for each Board and committee meeting attended. Amount also includes Mr. Butterfield's annual retainer fees ($80,000), which he elected to receive in cash.

(b) Prior to the Company's December 2003 initial public offering of its Class A common stock, the Board of Directors adopted, and the shareholders approved, a share-based compensation plan for independent Non-Employee Directors pursuant to which independent Non-Employee Directors can elect to receive their annual retainer fees in the form of cash or in shares of the Company's Class A common stock. If an independent Non-Employee Director elects to receive Class A common stock, the number of shares of Class A common stock that will be granted will be equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Independent Non-Employee Directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the Board of Directors. Any dividends paid in respect of deferred shares during the deferral period will also be deferred in the form of additional shares and paid out at termination from the Board of Directors. This plan may be amended or terminated by the Board of Directors at any time, but no amendment or termination will adversely affect an independent Non-Employee Director's rights with respect to previously deferred shares without the consent of the independent Non-Employee Director.

Each of the Non-Employee Directors, with the exception of Mr. Butterfield, elected to receive their annual retainer fees for 2012 in the form of the Company's Class A common stock or deferred shares in accordance with the provisions of this plan. As such, the amounts under "stock awards" in the table above represent the fair value of the stock on the date of issuance, June 25, 2012, of $22.02 per share. The Company uses the closing market price of the Company's Class A common stock on the date the annual retainer fees are payable to calculate the number of shares to be issued under this plan.

(c) As a non-employee strategic advisor to the Company, Mr. Butterfield received health, dental, and vision benefits. During 2012, Mr. Butterfield received $9,267 from the Company to cover the cost of his premiums related to these benefits. The dollar value of insurance premiums paid by the Company related to these benefits was $18,073.

Matching Gift Program

The Company offers a matching gift program in which all employees with at least six months of service and all members of the Board of Directors are eligible to participate. Under this program, for every dollar ($100 minimum) that an employee or Board member contributes to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all employees and Board members. The total dollar amount payable under the program is $25,000 per director or employee per calendar year. During 2012, the Company did not match any contributions of Non-Employee Directors pursuant to this program.

Share Ownership Guidelines for Board Members

The Compensation Committee of the Board of Directors believes that Board members should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of Board members with the Company's shareholders, in 2005 the Committee recommended and the Board adopted Share Ownership Guidelines for Board members. Under these guidelines, each Non-Employee Director is encouraged to own shares of the Company's Class A common stock with a value of 50% of the amount obtained by multiplying the annual retainer fee by the number of years the Director has served. In 2012, all Non-Employee Directors owned an amount of shares equal to or in excess of that suggested by the guidelines.

EXECUTIVE OFFICERS

Under the Company's By-Laws, each executive officer holds office for a term of one year or until their successor is elected and qualified. The executive officers of the Company are elected by the Board of Directors at its annual meeting immediately following the annual meeting of shareholders.

The following sets forth the executive officers of the Company, including their names, their ages, their positions with the Company, and if different, their business experience during the last five years.

See "Proposal 1 - Election of Directors - Nominees" for biographical information regarding Mr. Dunlap.

Name and Age	Position and Business Experience
Todd M. Eicher, 43	• Executive Director, Nelnet, Inc., May 2003 - present; Executive Director, Nelnet Enrollment Solutions LLC, a subsidiary of Nelnet, Inc., January 2008 - present; Chief Mergers and Acquisitions Officer, May 2005 - November 2008; Senior Vice President, July 1997 - May 2003
Terry J. Heimes, 48	• Executive Director and Chief Financial Officer, Nelnet, Inc., March 2001 - present • Executive Vice President, National Education Loan Network, Inc., a subsidiary of Nelnet, Inc., March 2001 - October 2002; Vice President of Finance, October 1998 - March 2001
William J. Munn, 45	• Executive Director, Corporate Secretary, Chief Governance Officer, and General Counsel, Nelnet, Inc., September 2006 - present; Deputy General Counsel and Chief Governance Officer, January 2005 - September 2006; Senior Counsel, January 2000 - December 2004; Legal Counsel, October 1998 - December 1999
Jeffrey R. Noordhoek, 47	• President, Nelnet, Inc., January 2006 - present; Executive Director and Capital Markets Officer, October 2002 - January 2006; Vice President, January 1996 - March 2001 • Senior Vice President, National Education Loan Network, Inc., a subsidiary of Nelnet, Inc., March 2001 - October 2002
Timothy A. Tewes, 54	• Executive Director, Nelnet, Inc., June 2005 - present • President and Chief Executive Officer, Nelnet Business Solutions, Inc., a subsidiary of Nelnet, Inc., May 2007 - present; President, Nelnet Business Solutions - K-12 operations, June 2005 - May 2007; Executive Vice President, FACTS Management Company, a subsidiary of Nelnet, Inc., September 2000 - June 2005. Mr. Tewes' responsibilities with Nelnet Business Solutions include oversight of an employee team of approximately 400 focused on offering actively managed tuition payment plans, financial needs assessment, donor management, and campus commerce for K-12 institutions and institutions of higher education.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis describes the key principles and measures that underlie the Company's executive compensation policies for Named Executive Officers, as defined below. The Company's stated compensation philosophy is clear and consistent, that it pays for performance. Its executives are accountable for Company performance and the business segment they manage, and are compensated based on that performance.

For 2012, the Company had strong financial performance with net income, excluding derivative market value and foreign currency adjustments, of $207.4 million or $4.38 per share. The Company has delivered strong financial results supported by achievement of its key objectives of growing its core businesses, driving diversification around its core, and improving customer experiences. The Company believes that its executive compensation program contributes to a high-performance culture where executives deliver results that drive sustained growth and long-term cash flow generation.

The following discussion summarizes the Company's executive compensation program, compensation philosophy, objectives, and process considered in determining compensation for its Named Executive Officers.

Compensation Committee Governance and Processes

The Company's Board of Directors has designated the Compensation Committee to assist the Board in discharging its responsibilities relating to:

- determining and administering the compensation of the Company's Chief Executive Officer, Chief Financial Officer, President, and other executives of the Company
- administering certain compensation plans, including stock, incentive, and commission compensation plans
- assessing the effectiveness of succession planning relative to the Company's Chief Executive Officer and other executives
- reviewing, approving, and overseeing certain other benefit plans

The Compensation Committee consists solely of independent members of the Board of Directors, and operates under a written charter adopted by the Board. Compensation Committee policy requires that all of the Company's compensation plans and practices shall comply with applicable laws, rules, and regulations.

As discussed below, the Compensation Committee works with an internal compensation committee that includes members of management, to develop executive compensation objectives and programs. To ensure independence and candid discussions, the Compensation Committee meets in executive sessions without the Chief Executive Officer, Chief Financial Officer, President, or other members of management being present, to review and approve the Company's compensation framework and specific executive compensation determinations. The Compensation Committee meets in executive session when discussing and evaluating the Chief Executive Officer's individual performance, in light of the corporate goals and objectives related to the Chief Executive Officer's total compensation level and potential for the year. The Compensation Committee also coordinates with the Board of Directors to monitor the performance of the Chief Executive Officer throughout the year to ensure that the compensation being provided meets the performance incentive objectives of the Company's compensation framework.

Role of Management in Recommending Executive Compensation

An internal compensation committee comprised of the Chief Learning Officer, the Chief Financial Officer, and the President, referred to herein as the internal committee, is directed by the Compensation Committee to develop, recommend, and administer in a consistent manner, compensation objectives and programs for the Compensation Committee and the Board of Directors to consider and approve. As part of this process, each year the internal committee, with the assistance of other members of management, reviews and updates as necessary the Company's compensation philosophy and strategy statement, and develops a proposed executive compensation framework. The internal committee is also tasked with ensuring that the objectives of the programs are aligned with the Company's long term strategy. In addition, the internal committee consults with the Chief Executive Officer in making compensation recommendations for the executives.

Objectives of Executive Compensation

The general compensation philosophy of the Company, as an organization that values the long-term success of its shareholders, customers, and employees (referred to by the Company as associates), is that the Company will pay competitive and equitable compensation to its associates that is designed to encourage focus on the long-term performance objectives of the Company and is differentiated based on both performance of the associate and their business segment. In carrying out this philosophy, the Company structures its overall compensation framework with the general objectives of encouraging ownership, savings, wellness, productivity, and innovation. In addition, total compensation is intended to be market competitive compared to appropriate survey group companies, internally consistent, and aligned with the philosophy of a performance-based organization. The Company believes this approach will enable it to attract, retain, develop, and motivate the talent required for the Company's long-term success and the creation of shareholder value, recognize high levels of associate performance, provide opportunities for all associates to become owners of the Company, and enhance associate engagement.

To build a strong work environment and culture, the Company structures its total compensation to be comprised of:

- Base pay
- Variable pay (performance-based incentive bonuses, sales incentives, stock grants, and spot bonuses)
- Benefits (health insurance, wellness incentives, and savings/investment options)

Variable pay is the primary mode to differentiate compensation based on performance; management and the Compensation Committee have the discretion to use a number of alternatives to create a compensation package that maintains flexibility and relative consistency among individuals and business segments. To promote long-term focus on shareholder value, the Company grants restricted stock awards as opposed to stock options, and the majority of restricted stock awards are subject to vesting periods or other restrictions on sale, generally of three to ten years.

The Company's overall objectives are to have executive compensation plans and practices that are consistent with the philosophy of a performance-based organization, and that align the interests of the executives with the shareholders. Accordingly, the Company's compensation philosophy seeks to award compensation that is based on Company, business segment, and individual performance, and that is designed to motivate executives to achieve strategic business objectives while individually performing at high levels.

The annual and long-term performance measures used by the Compensation Committee in reviewing and determining executive compensation include:

- the levels of the Company's consolidated net income under U.S. generally accepted accounting principles ("GAAP")
- financial and operational performance measures, such as levels of operating expenses and diversification and growth of revenues from fee-based businesses
- associate engagement and motivation measures
- individual achievement
- business segment performance, including growth in customer base, revenues, and segment profitability
- generation of long-term cash flow

Compensation Policies and Practices and Risk Management

The Compensation Committee and the internal committee review incentive compensation arrangements to ensure that the arrangements do not encourage associates to take unnecessary and excessive risks. Compensation approaches are also reviewed by the Company's Enterprise Risk Management team. A balance between Company and business segment performance is required to protect against unnecessary risks being taken, and the Company believes that its compensation structures do not encourage unnecessary risk. Based on their review and evaluation of the Company's compensation policies and practices for its associates, the Compensation Committee, internal committee, and Enterprise Risk Management team have determined that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Clawback Policy

In 2012, the Board adopted a Clawback Policy, which gives the Board or any appropriate committee of the Board (such as the Compensation Committee), the discretion to recover incentive awards paid to any current or former executive officers of the Company if the financial results used to determine the amount of the incentive awards are materially restated and/or such person engaged in fraud or intentional misconduct.

The policy was adopted in advance of final rules or regulations, to be issued by the SEC and/or the New York Stock Exchange to implement the incentive-based compensation recovery requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Board has reserved the right to revise or restate the policy to any extent necessary to comply with such final regulations, and application may be made on a retroactive basis, if necessary, to comply with such final regulations.

Say on Pay

The Company has determined, consistent with the preference expressed by the shareholders at the 2011 annual meeting of shareholders and the related prior recommendation by the Board of Directors, that it is important for the shareholders to have an opportunity to cast an advisory vote on executive compensation on an annual basis as a means to express their views regarding the Company's executive compensation philosophy, plans, programs, policies, and decisions, all as disclosed in the Company's proxy statement. Accordingly, shareholders have the opportunity to cast an advisory vote on executive compensation at this year's Annual Meeting. See Proposal 3 in this proxy statement with respect to a shareholder advisory vote on the compensation of the Company's Named Executive Officers as disclosed in this proxy statement. Although the shareholder vote on this proposal is non-binding, the Compensation Committee will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

Consideration of Prior Say on Pay Votes

In making executive compensation determinations, the Compensation Committee has also considered the results of last year's advisory shareholder vote approving the compensation of the Company's Named Executive Officers as disclosed in the proxy statement for the 2012 annual meeting of shareholders. At the 2012 annual meeting, the Company's shareholders overwhelmingly approved such executive compensation by 99.4% of the votes cast. These voting results strongly communicated the shareholders' endorsement of the Compensation Committee's decisions and policies to date. The Board of Directors and Compensation Committee reviewed these final vote results and determined that, given the significant level of support from the shareholders, no changes to the Company's executive compensation plans, practices, and policies were necessary at this time based on the say on pay vote results. The Compensation Committee will continue to consider the results from this year's and future advisory shareholder votes regarding the Company's executive compensation programs.

Use of Compensation Consultant and Benchmarking

To assist in establishing and maintaining a competitive overall compensation program, the Compensation Committee periodically engages a nationally recognized compensation consulting firm to review the compensation levels and practices for the most highly compensated executive officers of the Company, and compare those to the compensation levels and practices for executives holding comparable positions within select industries and companies. Through comparisons of the base salaries, the annual performance-based incentive bonus program, other benefit programs, and total compensation for the Company's Chief Executive Officer, Chief Financial Officer, President, and other executive officers, the consultant's analysis is used to develop a complete executive compensation package that is designed to be competitive in the marketplace. The study is also used by the Compensation Committee to identify potential gaps or inconsistencies in total compensation and to identify appropriate compensation levels and compensation design features and trends. The study is conducted as part of the Compensation Committee's oversight of the Company's continuing efforts to attract, retain, and motivate top executive talent that will drive the Company's performance results.

In 2010, the Compensation Committee engaged Towers Watson as its independent compensation consultant to review executive compensation at the Company. Towers Watson formulated competitive market rates for all executive positions included in the study, based on a review of the Company's base salaries and bonuses as compared to selected industries in North America in which the Company, given its diversified business segments, believes that it competes for executive talent. These industries include, but are not limited to, financial services, technology, and business process outsourcing. These industries are not necessarily the same industries that are reflected in the industry indices used by the Company for purposes of the five-year cumulative total shareholder return Performance Graph furnished in the Company's Annual Report on Form 10-K, but were selected for purposes of the compensation study as industries in which the Company competes for executive talent.

Based on their market analysis, Towers Watson presented their findings and observations as to the competitiveness of the Company's base salaries and bonuses. While the Chief Executive Officer's base salary and bonus (as discussed below) appeared at that time and continues to appear to be below those of chief executive officers for the selected survey companies, Mr. Dunlap's compensation is reviewed by the Compensation Committee at least annually, and to date Mr. Dunlap has advised the Compensation Committee that he believes it to be appropriate at the current levels. In addition, the Compensation Committee believes that his existing equity ownership position sufficiently aligns his interests with those of the Company's shareholders. Based on the Compensation Committee's review with Towers Watson in 2010, and subsequent reviews with the internal committee as discussed below, the Compensation Committee has determined that no material modifications to the existing compensation structures for the Company are needed at this time. Towers Watson did not provide any services for the Company in 2011 and 2012. The Compensation Committee currently plans to engage Towers Watson to conduct an independent compensation review of the Company's total executive compensation structure in 2013, and in connection therewith has noted that Towers Watson does not perform any other services for the Company or have any relationship that would raise a conflict of interest or impair the independence of Towers Watson with respect to its expected services for the Compensation Committee.

When developing the proposed compensation framework for the Compensation Committee to consider each year, the internal committee also reviews comparative executive compensation levels offered within the industries in which the Company competes for executive talent. These reviews are based on information from various publicly available databases and publications. The purpose of these reviews is to ensure compensation is aligned with the market for comparable jobs so the Company can continue to attract, retain, motivate, and reward qualified executives. In addition, the internal committee considers the average salary adjustments anticipated in the marketplace each year, and develops proposed target increases for the Company's executives accordingly. In this way, the Company seeks to ensure that any changes to compensation are appropriate and reflect material changes in the market.

Elements of Executive Compensation

The Company's Chief Executive Officer and other executives are compensated with a combination of annual base salary, annual performance-based incentive bonus payments, and, with respect to the executives other than the Chief Executive Officer, issuance of shares of the Company's Class A common stock, which are typically restricted from sale for some period of time. The Chief Executive Officer has historically not received equity compensation because he already owns a significant amount of the Company's common stock and controls the majority of voting rights of the Company, and thus already has significant interests aligned with the other shareholders of the Company. In determining levels of compensation, the Compensation Committee and the internal committee work together to establish targeted total compensation for each executive and then allocate that compensation among base salary and performance-based incentive compensation.

Each element of compensation is designed to be competitive with comparable companies and to align management's incentives with the long-term interests of the Company's shareholders. The Compensation Committee considers the internal committee's recommendations and determines the amount of each element of compensation by reviewing the current compensation mix for each of the executives in view of the Company's performance, the Company's long-term objectives, and the scope of that executive's responsibilities. The Compensation Committee seeks to achieve an appropriate balance between base salary, annual performance-based bonus incentives, and longer-term equity incentives for all of the Company's executives. The Compensation Committee does not assign relative weights to the performance measures described above under "Objectives of Executive Compensation" in setting these salaries, annual performance-based incentives, and longer-term equity incentives.

Base Salaries

The Company strives to provide senior management with a level of assured cash compensation in the form of base salary that is appropriate given their professional status and accomplishments. Base salary for the Company's Chief Executive Officer and other executives is based on an evaluation of individual responsibilities of each person, market comparisons from compensation surveys, and an assessment of each individual's performance. Base salaries are generally set to be within a median range of the compensation survey results, which helps the Company, attract and retain talented executives. Changes in base salaries of executives depend on projected changes in the external market as well as individual contributions to the Company's performance. All base salaries are paid in cash.

Annual Performance-Based Incentive Bonuses

Historically, the performance-based incentive bonus pools were determined and funded based on the Company's financial performance, while allowing for subjective modifications by the Compensation Committee to account for unique results during the year. The current framework contemplates that, in addition to the Company's overall earnings, and other financial performance goals, most business segment plan criteria also result in additional measurements for bonus purposes, such as:

- Fiscal (financial and operational) performance
- Customer engagement
- Associate engagement

Accordingly, with respect to assessing performance for bonus purposes, the achievements of the Company, the applicable business segment or segments, and individual performance objectives are considered. Company-wide performance objectives include, as discussed above, the Company's consolidated GAAP net income, other financial and operational performance measures, and associate engagement and motivation measures.

The specific individual performance goals for executives include a broad spectrum of metrics, such as business growth and diversification achievements, customer satisfaction accomplishments, strategy implementation, corporate citizenship and responsibility, and associate development. Where an executive has responsibility for a particular business segment, the performance goals are heavily weighted toward the performance of that business segment. However, actual bonus payments for business segment performance goal achievements can be negatively or positively impacted by overall company-wide performance, which funds the overall incentive bonus pool. When an executive has broader corporate responsibilities, such as the Company's Chief Financial Officer and President, their particular objectives for the year are tied more closely to the overall company-wide performance.

While the Company strives for overall consistency in executive compensation, the executives' potential incentive bonus amounts can vary by business segment due to differences in roles, business models, and business performance. Incentives are generally positioned to be within a median range of the compensation survey results.

The Company's 2012 annual performance-based incentive bonuses were paid, at the executives' option (other than the Chief Executive Officer, who received his incentive in cash), as either 100% cash, 100% stock, or 50% cash/50% stock. Those electing stock also received an additional restricted share grant equal to 15% of the amount of their bonus they elected to receive in stock, in order to promote increased and continued share ownership by associates. All shares issued as part of the incentive awards were issued pursuant to the Company's Restricted Stock Plan discussed below, and were fully vested but restricted from transfer for one year from issuance.

Other Equity Compensation Awards

Other awards of the Company's Class A common stock (not associated with the annual performance-based incentive bonus payments made in stock) that may be made under the Restricted Stock Plan are based on the Company's and the individual's performance, and are designed both to align the executives' own interests with the long-term strategic goals of the Company and to contribute to the retention of those individuals.

2012 Compensation for Named Executive Officers

The Named Executive Officers for 2012 were:

- Michael S. Dunlap, Chief Executive Officer
- Terry J. Heimes, Chief Financial Officer
- Jeffrey R. Noordhoek, President
- Timothy A. Tewes, President and Chief Executive Officer, Nelnet Business Solutions, a subsidiary of Nelnet, Inc.
- William J. Munn, Executive Director, Corporate Secretary, Chief Governance Officer, and General Counsel

Individual Performance of Named Executive Officers for 2012

Messrs. Dunlap, Heimes, and Noordhoek

The Compensation Committee reviewed the individual performance of the Chief Executive Officer (Mr. Dunlap), Chief Financial Officer (Mr. Heimes), and President (Mr. Noordhoek) in establishing base salary and incentive awards for each and approved levels of compensation considering among other things, achievements in:

- Revenue growth
- Net profitability
- Continuous improvement in operating efficiency
- Long-term strategic positioning of the Company
- Improved service rating under the U.S. Department of Education servicing contract
- Long-term cash flow generation

The annual incentive bonuses for Messrs. Dunlap, Heimes, and Noordhoek are based on the Company's results and individual performance, and limited to 100% of their annual base salary, although the summary compensation table below may reflect a bonus higher than 100% of annual salary for Messrs. Heimes and Noordhoek due to the additional 15% stock grant resulting from their election to take the performance-based incentive bonus plan payment in shares of the Company's Class A common stock.

Mr. Tewes

Individual performance was reviewed by the Chief Executive Officer in conjunction with the Compensation Committee to establish base and incentive compensation based upon:

- Business segment revenue generation
- Business segment profitability
- Improvements to customer experience
- Enhancements to technology and customer offerings

Mr. Munn

Upon review by the Chief Financial Officer in conjunction with the Compensation Committee, Mr. Munn's compensation levels were determined considering his achievements and contributions to:

- Consolidated Company profitability
- Long-term strategic positioning
- Oversight of regulatory and corporate compliance matters
- Management of corporate governance
- Risk mitigation

Restricted Stock Plan

The Company maintains a Restricted Stock Plan to reward performance by associates, including executives other than the Chief Executive Officer. This plan permits the Compensation Committee to reward a recipient with an award of shares of the Company's Class A common stock, which, in the Compensation Committee's sole discretion, may have vesting requirements or other restrictions. These awards are designed to recognize and reward associates, and to connect the associates' financial interests directly to the Company's performance, thereby encouraging associates to focus their efforts as owners of the Company. As discussed above, shares issued in payment of annual performance-based incentive bonuses and other equity compensation awards are issued under the Restricted Stock Plan. The Company does not grant stock options, since management and the Compensation Committee believe that awards of shares of restricted stock are a better method of encouraging executives to focus on the long term value of the Company.

Employee Share Purchase Plan

The Company also has an Employee Share Purchase Plan ("ESPP") that assists all associates, including executives, in becoming owners and increasing their ownership of the Company. Under the ESPP, associates may purchase shares of the Company's Class A common stock through payroll deductions, at a discount of 15% of the lower of the average market price of the Company's stock on the first and last trading days of each calendar quarter.

Termination or Change-in-Control Compensation

The Company does not have any contracts, agreements, plans, or arrangements with its Named Executive Officers that provide for payment in connection with any termination of employment or change-in-control of the Company.

Share Ownership Guidelines and Trading Requirements

The Compensation Committee believes that executives should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of management with the Company's shareholders, the Board of Directors has adopted Share Ownership Guidelines for management associates at certain levels. Under these guidelines, each Named Executive Officer is encouraged to own at least 15,000 shares of Company stock. As of February 28, 2013, all Named Executive Officers met these guidelines, and are thereby subject to downside risk in the Company's equity performance.

The Company has adopted a policy requiring officers who wish to sell the Company's stock to do so only through Rule 10b5-1 stock trading plans. This requirement is designed to enable officers to diversify a portion of their holdings in excess of the applicable Share Ownership Guidelines in an orderly manner as part of their retirement and tax planning activities. The use of Rule 10b5-1 stock trading plans serves to reduce the risk that investors will view routine portfolio diversification stock sales by executive officers as a signal of negative expectations with respect to the future value of the Company's stock. In addition, the use of Rule 10b5-1 stock trading plans reduces the potential for concerns about trading on the basis of material non-public information that could damage the reputation of the Company.

Other Compensation

In addition to base salaries and annual performance-based incentive compensation, the Company provides executives with certain other customary benefits, including health, dental, and vision coverage to assist the Company in remaining competitive for superior talent and to encourage executive retention. A critical aspect of the Company's health benefits program is its focus on associate health and wellness. The Company encourages all associates, including executives, to take a proactive approach to their personal health and wellbeing. The Company has implemented wellness programs which encourage and reward associates for healthy habits by offering the opportunity to lower their insurance premiums.

The Company owns a controlling interest in an aircraft due to the frequent business travel needs of its executives and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. Union Financial Services, Inc., which is owned by Messrs. Dunlap and Butterfield, owns the remaining interest in the aircraft. Consistent with guidance issued in 2010 from the Federal Aviation Administration, the Company can be reimbursed for the pro rata cost of owning, operating, and maintaining the aircraft when used for routine personal travel by certain individuals whose positions with the Company require them to routinely change travel plans within a short time period. Accordingly, the Company allows certain members of executive management to utilize its interest in the aircraft for personal travel when it is not required for business travel. The value of the personal use of the aircraft is computed based on the Company's aggregate incremental costs, which include variable operating costs such as fuel costs, mileage costs, trip-related maintenance and hangar costs, on-board catering, landing/ramp fees, and other miscellaneous variable costs. In 2012, Messrs. Dunlap, Heimes, and Noordhoek received personal travel benefits valued at $7,196, $2,432, and $2,432, respectively. Mr. Butterfield did not receive any personal travel benefits with respect to the Company's interest in the aircraft since all personal travel by Mr. Butterfield on such aircraft occurred with respect to the interest in the aircraft owned by Union Financial Services, Inc.

Policy on Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code imposes a $1 million limitation, subject to certain exceptions, on a public company's income tax deductibility in any tax year with respect to compensation paid to any employee who is a chief executive officer, or one of the three highest paid executive officers of the company on the last day of that tax year (other than the chief executive officer or the chief financial officer). This limitation does not apply to certain "performance-based" compensation paid under a shareholder approved plan that meets the requirements of Section 162(m) and the regulations thereunder.

For the year ended December 31, 2012, approximately $27,000 will be subject to Section 162(m) limitations on the deductibility of compensation paid to executives for 2012. The Compensation Committee may consider steps in the future which might be in the Company's best interests to address any potential Section 162(m) deduction limitations, while reserving the right to award future compensation which may not be fully deductible under Section 162(m) if the Compensation Committee concludes that such compensation is in the Company's best interests in providing incentives to attract, motivate, and retain key executives.

Matching Gift Program

The Company offers a matching gift program in which all associates with at least six months of service and all members of the Board of Directors are eligible to participate. Under this program, for every dollar ($100 minimum) that an associate or Board member contributes to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all associates and Board members. The total dollar amount payable under the program is $25,000 per director or associate per calendar year. Any amounts matched by the Company for the Named Executive Officers per the provisions of the program are included in the summary compensation table below.

Conclusion

By ensuring market competitive compensation that is aligned with a performance-based organization philosophy, the Company expects to attract, motivate, and retain the executive talent required to achieve the Company's long-term goals. This is critical, as management and the Compensation Committee know that the Company's success hinges on having engaged executives who are committed to the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the above Compensation Discussion and Analysis with management. Based on this review and discussion, and such other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

Respectfully submitted,

Kimberly K. Rath, Chair
James P. Abel
Michael D. Reardon

Summary Compensation Table for Fiscal Years 2012, 2011, and 2010

The following table sets forth summary information with respect to the compensation paid and bonuses granted for services rendered by the Company's Chief Executive Officer and Chief Financial Officer, as well as each of the Company's other three most highly compensated executive officers during the year ended December 31, 2012 (collectively, the "Named Executive Officers"). The information presented in the table relates to the fiscal years ended December 31, 2012, 2011, and 2010. Salaries and bonuses are paid at the discretion of the Board of Directors.

		Annual compensation (a)				
Name and principal position	**Year**	**Salary ($)**	**Bonus ($) (b)**	**Stock awards ($)**	**All other compensation ($) (c)**	**Total ($)**
Michael S. Dunlap	2012	500,000	500,000	—	17,736	1,017,736
Chief Executive Officer	2011	500,000	500,000	—	10,440	1,010,440
	2010	500,000	500,000	—	10,440	1,010,440
Terry J. Heimes	2012	500,000	537,506	—	38,152	1,075,658
Chief Financial Officer	2011	450,000	483,760	—	33,520	967,280
	2010	331,500	381,240	—	33,180	745,920
Jeffrey R. Noordhoek	2012	500,000	500,000	—	34,972	1,034,972
President	2011	450,000	517,519	—	16,340	983,859
	2010	331,500	381,240	—	10,340	723,080
Timothy A. Tewes	2012	303,850	175,000	150,024 (d)	20,585	649,459
President and Chief Executive	2011	295,000	172,524	—	11,199	478,723
Officer, Nelnet Business Solutions, a subsidiary of Nelnet, Inc.	2010	275,800	172,512	—	21,087	469,399
William J. Munn	2012	238,700	134,402	—	18,986	392,088
Executive Director, Corporate	2011	231,750	134,376	79,650 (e)	17,308	463,084
Secretary, Chief Governance Officer, and General Counsel	2010	225,000	172,512	—	10,646	408,158

(a) Executive officers may receive perquisites and other personal benefits, the aggregate annual dollar amounts of which are below the current SEC threshold of $10,000 for reporting.

(b) Amounts represent bonuses paid in 2013, 2012, and 2011 for services rendered during the 2012, 2011, and 2010 calendar years, respectively. The Company's annual performance-based incentives were paid, at the executives' option (other than to the Chief Executive Officer, who received his incentive in cash), as either 100% cash, 100% stock, or 50% cash/50% stock. Those electing stock also received an additional restricted share grant equal to 15% of the amount of their bonus they elected to receive in stock, to promote increased and continued share ownership by associates. All shares issued as part of the incentive award were issued pursuant to the Company's Restricted Stock Plan and were fully vested, but restricted from transfer for one year from issuance. The stock issuances for annual performance bonuses were not made as equity incentive plan awards contemplating future service or performance.

(c) "All other compensation" includes the following:

		All other compensation							
	Year	Employer matching contributions under 401(k) Plan ($)	Premiums on life insurance ($)	Matching gift program (1)	Dividends on restricted stock ($) (2)	Automobile allowance ($)	Gross-up for payment of taxes ($)	Other ($)	Total ($)
Michael S. Dunlap	2012	10,000	540	—	—	—	—	7,196 (3)	17,736
	2011	9,800	540	100	—	—	—	—	10,440
	2010	9,800	540	100	—	—	—	—	10,440
Terry J. Heimes	2012	10,000	540	25,000	—	—	—	2,612 (3)	38,152
	2011	9,800	540	23,000	—	—	—	180	33,520
	2010	9,800	540	22,600	—	—	—	240	33,180
Jeffrey R. Noordhoek	2012	10,000	540	22,000	—	—	—	2,432 (3)	34,972
	2011	9,800	540	6,000	—	—	—	—	16,340
	2010	9,800	540	—	—	—	—	—	10,340
Timothy A. Tewes	2012	10,000	540	—	10,045	—	—	—	20,585
	2011	9,800	540	—	859	—	—	—	11,199
	2010	9,800	540	—	2,004	6,000	2,743	—	21,087
William J. Munn	2012	8,532	540	4,970	4,444	—	—	500	18,986
	2011	7,923	540	7,696	1,149	—	—	—	17,308
	2010	8,308	540	1,750	48	—	—	—	10,646

(1) The Company has a matching gift program as discussed previously in the "Compensation Discussion and Analysis" included in this proxy statement.

(2) The Company's cash dividend payments on its Class A and Class B common stock include dividend payments on unvested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan. Dividends paid to the Named Executive Officers on unvested restricted stock are included in the table above.

(3) Amount includes personal use of Company aircraft.

(d) Amount represents 5,621 shares of restricted Class A common stock issued to Mr. Tewes on March 9, 2012 pursuant to the Company's Restricted Stock Plan. The Company determined the value of this award based on the average of the high and low prices for sales of Class A common stock on February 29, 2012, which was $26.69.

(e) Amount represents 3,750 shares of restricted Class A common stock issued to Mr. Munn on May 26, 2011 pursuant to the Company's Restricted Stock Plan. The closing market price on the date of issuance of these shares was $21.24.

Grants of Plan-Based Awards Table for Fiscal Year 2012

The following table sets forth summary information relating to each grant of an award made to the Company's Named Executive Officers in the fiscal year ended December 31, 2012.

Name	Grant date	Approval of grant by Compensation Committee	Number of shares of stock	Grant date fair value of stock awards ($)
Michael S. Dunlap	—	—	—	—
Terry J. Heimes	March 9, 2012 (a)	March 1, 2012	9,695	258,760 (c)
Jeffrey R. Noordhoek	March 9, 2012 (a)	March 1, 2012	19,390	517,519 (c)
Timothy A. Tewes	March 9, 2012 (a)	March 1, 2012	6,464	172,524 (c)
	March 9, 2012 (b)	March 1, 2012	5,621	150,024 (c)
William J. Munn	March 9, 2012 (a)	March 1, 2012	2,693	71,876 (c)

(a) On March 9, 2012, the Company issued stock to pay fiscal year 2011 bonuses. The stock issuances were not made as equity incentive plan awards. All 2011 bonuses (paid in 2012) were paid in fully vested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan.

(b) Amount represents shares of restricted Class A common stock issued to Mr. Tewes on March 9, 2012 pursuant to the Company's Restricted Stock Plan, of which 1,124 shares will vest on each March 9 during the years 2013 through 2016, and 1,125 shares will vest on March 9, 2017.

(c) The Company determined the value of these awards based on the average of the high and low prices for sales of Class A common stock on February 29, 2012, which was $26.69.

Outstanding Equity Awards at Fiscal Year-End Table (As of December 31, 2012)

The following table sets forth summary information relating to the outstanding unvested equity awards for the Company's Named Executive Officers as of December 31, 2012.

	Stock awards	
Name	Number of shares of stock that have not vested	Market value of shares of stock that have not vested ($) (a)
Michael S. Dunlap	—	—
Terry J. Heimes	—	—
Jeffrey R. Noordhoek	—	—
Timothy A. Tewes	7,496 (b)	223,306
William J. Munn	3,125 (c)	93,094

(a) Based on the closing market price of the Company's Class A common stock as of December 31, 2012 of $29.79.

(b) Amount represents (i) 1,875 shares of restricted Class A common stock issued on October 1, 2007 pursuant to the Company's Restricted Stock Plan, of which 375 shares will vest on each March 15 during the years 2013 through 2017, and (ii) 5,621 shares of restricted Class A common stock issued on March 9, 2012 pursuant to the Company's Restricted Stock Plan, of which 1,124 shares will vest on each March 9 during the years 2013 through 2016, and 1,125 shares will vest on March 9, 2017.

(c) Amount represents shares of restricted Class A common stock issued on May 26, 2011 pursuant to the Company's Restricted Stock Plan, of which 625 shares will vest on each March 10 during the years 2013 through 2017.

Stock Vested Table for Fiscal Year 2012

The following table sets forth summary information relating to the stock vested for the Company's Named Executive Officers during the fiscal year ended December 31, 2012.

	Stock awards	
Name	Number of shares of stock acquired on vesting	Market value of shares of stock realized on vesting ($)(c)
Michael S. Dunlap	—	—
Terry J. Heimes	—	—
Jeffrey R. Noordhoek	—	—
Timothy A. Tewes	375 (a)	10,065
William J. Munn	658 (b)	17,277

(a) Amount represents shares of restricted Class A common stock issued on October 1, 2007, pursuant to the Company's Restricted Stock Plan. The closing market price on the date of issuance of these shares was $18.71 per share. These shares vested on March 15, 2012.

(b) Amount represents 33 shares of restricted Class A common stock issued on March 9, 2009, pursuant to the Company's Restricted Stock Plan; the closing market price on the date of issuance of these shares was $4.91 per share. These shares vested on March 9, 2012. Also included in this amount are 625 shares of restricted Class A common stock issued on May 26, 2011, pursuant to the Company's Restricted Stock Plan; the closing market price on the date of issuance of these shares was $21.24 per share. These shares vested on March 10, 2012.

(c) The closing market price of the Company's Class A common stock as of March 9, 2012, March 12, 2012, and March 15, 2012 (the vesting dates, or the first business day after the vesting date) was $26.40 per share, $26.25 per share, and $26.84 per share, respectively.

Stock Option, Stock Appreciation Right, Long-Term Incentive, and Defined Benefit Plans

The Company does not have any stock option, stock appreciation right, long-term incentive, or defined benefit plans covering its Named Executive Officers.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS

Stock Ownership

The authorized common stock of the Company consists of 660,000,000 shares, $0.01 par value. The common stock is divided into two classes, consisting of 600,000,000 shares of Class A common stock and 60,000,000 shares of Class B common stock. The Company also has authorized 50,000,000 shares of preferred stock, $0.01 par value.

The following table sets forth information as of February 28, 2013, regarding the beneficial ownership of each class of the Company's common stock by:

- each person, entity, or group known by the Company to beneficially own more than five percent of the outstanding shares of any class of common stock
- each of the Named Executive Officers

- each incumbent director and each nominee for director
- all executive officers and directors as a group

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of the Company's common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

The number of shares of Class B common stock for each person in the table below assumes such person does not convert any Class B common stock into Class A common stock. Unless otherwise indicated in a footnote, the address of each five percent beneficial owner is c/o Nelnet, Inc., 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508. Unless otherwise indicated in a footnote, the persons named in the tables below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

Beneficial Ownership - As of February 28, 2013

	Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock (2)
Name	Class A	Class B	Total	Class A	Class B	Total	
Michael S. Dunlap	7,608,329 (3)	9,394,330 (4)	17,002,659	21.8%	81.7%	36.6%	67.7%
Stephen F. Butterfield	4,708	3,952,364 (5)	3,957,072	*	34.4%	8.5%	26.4%
Angela L. Muhleisen	6,810,726 (6)	1,246,886 (7)	8,057,612	19.5%	10.8%	17.3%	12.9%
Union Bank and Trust Company	5,144,974 (8)	1,246,886 (9)	6,391,860	14.7%	10.8%	13.8%	11.7%
Deborah Bartels	1,968,278 (10)	—	1,968,278	5.6%	—	4.2%	1.3%
The Vanguard Group, Inc.	1,904,448 (11)	—	1,904,448	5.4%	—	4.1%	1.3%
Whitetail Rock Capital Management, LLC	—	3,244,850 (12)	3,244,850	—	28.2%	7.0%	21.6%
Terry J. Heimes	209,950 (13)	—	209,950	*	—	*	*
William J. Munn	27,808 (14)	—	27,808	*	—	*	*
Jeffrey R. Noordhoek	443,847 (15)	—	443,847	1.3%	—	1.0%	*
Timothy A. Tewes	28,010 (16)	—	28,010	*	—	*	*
James P. Abel	44,045 (17)	—	44,045	*	—	*	*
William R. Cintani	4,867 (18)	—	4,867	*	—	*	*
Kathleen A. Farrell	23,826 (19)	—	23,826	*	—	*	*
Thomas E. Henning	51,405 (20)	—	51,405	*	—	*	*
Kimberly K. Rath	25,634 (21)	—	25,634	*	—	*	*
Michael D. Reardon	28,748 (22)	—	28,748	*	—	*	*
Executive officers and directors as a group	8,334,860	11,495,377	19,830,237	23.8%	100.0%	42.7%	82.2%

* Less than 1%.

(1) Based on 34,954,405 shares of Class A common stock and 11,495,377 shares of Class B common stock outstanding as of February 28, 2013.

(2) These percentages reflect the different voting rights of the Company's Class A common stock and Class B common stock. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes on all matters to be voted upon by the Company's shareholders.

(3) Mr. Dunlap is deemed to have sole voting and investment power over 2,403,322 shares of Class A common stock, which reflects 56,718 shares previously held by Farmers & Merchants Investment Inc. ("F&M"), of which Mr. Dunlap serves as director and chairman and owns or controls approximately 22% of the outstanding voting stock, and Mr. Dunlap's spouse owns approximately 18% of the outstanding voting stock. On December 31, 2012, F&M made a pro rata dividend distribution to all of its shareholders of the total of 404,500 shares of the Company's stock previously held by F&M. The amount also includes 3,748 shares of Class A common stock held indirectly by Mr. Dunlap that were issued under the Company's 401(k) plan matching stock program. Mr. Dunlap may be deemed to have shared voting and investment power over 5,205,007 shares of Class A common stock, which includes (i) 52,675 shares owned by Mr. Dunlap's spouse, which reflects the F&M pro rata dividend distribution discussed above, (ii) a total of 7,358 shares held by or for each of Mr. Dunlap's three sons, which also reflects the F&M pro rata dividend

distribution discussed above, and (iii) 5,144,974 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank and Trust Company ("Union Bank") (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power. Mr. Dunlap controls Union Bank through F&M. Mr. Dunlap disclaims beneficial ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except for his beneficial interest in the shares of Class A common stock issued to him through the Company's 401(k) plan matching stock program. With respect to the number of shares of Class A common stock beneficially owned by Mr. Dunlap that are held by Union Bank, the number of shares set forth in the table reflects the number of shares held by Union Bank as of December 31, 2012, as reported in a Schedule 13G/A filed by Union Bank with the SEC on February 12, 2013.

(4) Mr. Dunlap is deemed to have sole voting and investment power over 3,315,603 shares of Class B common stock, which includes 1,701,000 shares owned by Mr. Dunlap's spouse and 1,614,603 shares, which reflects distributions to Mr. Dunlap from grantor retained annuity trusts ("GRATs") established by Mr. Dunlap in 2011, as discussed below. Mr. Dunlap is deemed to have shared voting and investment power over 6,078,727 shares of Class B common stock, which includes (i) 1,586,691 shares owned by Union Financial Services, Inc., of which Mr. Dunlap is Chairman and owns 50.0% of the outstanding capital stock, (ii) 982,260 shares held by Union Bank as Trustee for a Class B GRAT established by Mr. Dunlap, (iii) 264,626 shares held by Union Bank as Trustee under a Class B GRAT established by Mr. Butterfield, (iv) a total of 300 shares held by or for each of Mr. Dunlap's sons, and (v) 3,244,850 shares held in six separate GRATs and three other irrevocable trusts established by Mr. Dunlap during 2011, which reflect the distributions discussed above. Mr. Dunlap disclaims beneficial ownership of the shares held by Union Financial Services, Inc., except to the extent that he actually has or shares voting power or investment power with respect to such shares. Mr. Dunlap also disclaims beneficial ownership of the 264,626 shares held by Union Bank as Trustee under the Class B GRAT established by Mr. Butterfield, except to the extent that he actually has or shares voting power or investment power with respect to such shares.

(5) Mr. Butterfield is deemed to have sole voting and investment power over 2,101,047 shares of Class B common stock, which includes 2,039,647 shares that are held by the Stephen F. Butterfield Revocable Living Trust, of which Mr. Butterfield is a trustee. Mr. Butterfield is deemed to have shared voting and investment power over 1,851,317 shares of Class B common stock, which includes (i) 1,586,691 shares owned by Union Financial Services, Inc., of which Mr. Butterfield is a director and president and owns 50.0% of the outstanding capital stock and (ii) 264,626 shares held by Union Bank as Trustee for a Class B GRAT established by Mr. Butterfield. Mr. Butterfield disclaims beneficial ownership of the shares held by Union Financial Services, Inc., except to the extent that he actually has or shares voting power or investment power with respect to such shares. A total of 2,101,047 shares are pledged as collateral on a line of credit, of which approximately $13.4 million was drawn as of February 28, 2013.

(6) Ms. Muhleisen is deemed to have sole voting and investment power over 2,520,516 shares of Class A common stock. Ms. Muhleisen is deemed to have shared voting and investment power over 4,290,210 shares of Class A common stock, which includes (i) 105,327 shares jointly owned by Ms. Muhleisen and her spouse, which reflects the pro rata dividend distribution by F&M, of which Ms. Muhleisen is a director and president and, along with her children and husband, owns or controls 38.6% of the outstanding capital stock, (ii) 756,390 shares owned by her spouse, (iii) 527,708 shares held by Ms. Muhleisen's adult son, (iv) 529,165 shares held by Ms. Muhleisen's adult daughter, (v) 734,220 shares held by Union Bank as Trustee for Class A GRATs established by Ms. Muhleisen and her spouse, (vi) 350,000 shares held in two separate irrevocable trusts established by Ms. Muhleisen and her spouse during 2012, and (vii) shares that are owned by entities that Ms. Muhleisen may be deemed to control, consisting of 1,287,400 shares held by Union Bank for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power. Ms. Muhleisen, a sister of Michael S. Dunlap, is a director, chairperson, president, and chief executive officer of and controls Union Bank through F&M. Ms. Muhleisen disclaims beneficial ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except for her retained beneficial interest in 734,220 shares of Class A common stock held in trust on her behalf and on behalf of her spouse under two of the Class A GRATs and except to the extent that she actually has or shares voting power or investment power with respect to such shares. The address for Ms. Muhleisen is c/o Union Bank and Trust Company, P.O. Box 82529, Lincoln, Nebraska 68501. With respect to the number of shares of Class A common stock beneficially owned by Ms. Muhleisen that are held by Union Bank, the number of shares set forth in the table reflects the number of shares held by Union Bank as of December 31, 2012, as reported in a Schedule 13G/A filed by Union Bank with the SEC on February 12, 2013.

(7) Ms. Muhleisen is deemed to have shared voting and investment power over 1,246,886 shares of Class B common stock that are held by Union Bank as Trustee under Class B GRATs established by Mr. Dunlap and Mr. Butterfield. Ms. Muhleisen disclaims beneficial ownership of the shares held by Union Bank as Trustee under the Class B GRATs, except to the extent that she actually has or shares voting power or investment power with respect to such shares.

(8) Union Bank is deemed to have sole voting and investment power over 30,000 shares of Class A common stock that are held by the Union Bank profit sharing plan. Union Bank is deemed to have shared voting and investment power over 5,114,974 shares of Class A common stock, which includes (i) 140,000 shares held as trustee for the University of Nebraska Foundation, (ii) 166,317 shares held by Union Bank as Trustee under a Class A GRAT and a Class A charitable remainder trust established by Mr. Noordhoek, (iii) 734,220 shares held by Union Bank as Trustee under Class A GRATs established by Ms. Muhleisen and her spouse, (iv) 3,123,354 shares of Class A common stock held by Union Bank in individual accounts for Ms. Muhleisen and her spouse, and (v) 951,083 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power. Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares. The address for Union Bank is P.O. Box 82529, Lincoln, Nebraska 68501; Attention: Angela L. Muhleisen, President. The number of shares of Class A common stock set forth in the table for Union Bank reflect the number of shares held by Union Bank as of December 31, 2012, as reported in a Schedule 13G/A filed by Union Bank with the SEC on February 12, 2013.

(9) Union Bank is deemed to have shared voting and investment power over 1,246,886 shares of Class B common stock that are held by Union Bank as Trustee under Class B GRATs established by Mr. Dunlap and Mr. Butterfield. Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares.

(10) On February 12, 2013, Deborah Bartels filed a Schedule 13G with the SEC indicating that she beneficially owned 5.6% of the Company's Class A common stock as of December 31, 2012. The amount set forth in the table reflects the number of shares reported in the Schedule 13G and includes (i) 1,297,040 shares held by Ms. Bartels, (ii) a total of 120,767 shares held in managed agency accounts for Ms. Bartels and her spouse by Union Bank, which is controlled by F&M, of which Ms. Bartels' brother, Mr. Dunlap, and sister, Ms. Muhleisen, are directors, executive officers, and significant shareholders; (iii) 217,150 shares held by Ms. Bartels' spouse; (iv) a total of 173,321 shares held by Union Bank as trustee for GRATs established by Ms. Bartels and her spouse; and (v) a total of 160,000 shares held by Union Bank as trustee for irrevocable trusts established by Ms. Bartels and her spouse, of which Ms. Bartels' adult sons and her spouse are the initial beneficiaries (the "Dynasty Trusts"). Ms. Bartels disclaims beneficial ownership of the shares held in the GRATs and the Dynasty Trusts except to the extent that she actually has or shares voting power or dispositive power with respect to such shares. The shares held in the managed agency accounts, the GRATs, and the Dynasty Trusts may also be deemed to be beneficially owned by Union Bank, Mr. Dunlap, and Ms. Muhleisen, and are included in the total number of shares beneficially owned by them as set forth in this table.

(11) On February 12, 2013, The Vanguard Group, Inc. ("Vanguard") filed a Schedule 13G/A with the SEC indicating that they beneficially owned 5.3% of the Company's Class A common stock as of December 31, 2012. The amount set forth in the table reflects the number of shares reported in the Schedule 13G/A and includes 40,725 shares and 1,500 shares held by Vanguard Fiduciary Trust Company ("VFTC"), and Vanguard Investments Australia, Ltd. ("VIA"), respectively, both of which are wholly-owned subsidiaries of Vanguard. VFTC is the investment manager of collective trust accounts and VIA is investment manager of Australian investment offerings. The principal business address for Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(12) Includes shares held in six separate GRATs and three separate other irrevocable trusts established by Mr. Dunlap in 2011. Under the trusts, Whitetail Rock Capital Management, LLC ("WRCM") has been designated to serve as investment adviser with investment power with respect to assets held by the trusts and voting power with respect to the shares of stock held by the trusts. WRCM is not a beneficiary of any of the trusts, and is a majority owned subsidiary of the Company.

(13) Includes 50,083 shares owned by Mr. Heimes' spouse. A total of 201,044 Class A shares are pledged as collateral for various credit agreements, of which approximately $230,900 was drawn as of February 28, 2013.

(14) Includes 500 shares jointly owned by Mr. Munn and his spouse and 3,125 shares issued under the Company's Restricted Stock Plan, of which 625 shares vested on March 10, 2013; the remaining shares will vest in equal annual installments of 625 shares each from March 2014 through March 2017.

(15) Includes 190,411 shares held by the Jeffrey R. Noordhoek Trust, 144,087 shares held by Union Bank as trustee under a Class A GRAT established by Mr. Noordhoek, and 22,230 shares held by Union Bank as trustee under a Class A CRUT established by Mr. Noordhoek.

(16) Includes 7,496 shares issued under the Company's Restricted Stock Plan, of which 1,124 shares and 375 shares vested on March 9, 2013 and March 15, 2013, respectively; the remaining shares will vest as follows: 375 shares on each March 15 during the years 2014 through March 2017, 1,124 shares on each March 9 during the years 2014 through 2016, and 1,125 shares on March 9, 2017.

(17) Includes 35,941 shares that Mr. Abel has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. Also includes 500 shares owned by Mr. Abel's spouse.

(18) Includes 2,230 shares that Mr. Cintani has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(19) Includes 20,533 shares that Ms. Farrell has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(20) Includes 37,896 shares that Mr. Henning has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. Also includes 3,090 shares owned by Mr. Henning's spouse.

(21) Includes 24,434 shares that Ms. Rath has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. Also includes 1,200 shares owned by Ms. Rath's husband in an individual retirement account.

(22) Includes 15,672 shares owned jointly by Mr. Reardon and his spouse in a margin securities account at a brokerage firm. Positions held in such account, including shares of the Company's Class A common stock, may under certain circumstances be pledged as collateral security for the repayment of debit balances, if any, in such account.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file with the SEC and the New York Stock Exchange reports of ownership of Company securities and changes in reported ownership. Executive officers, directors, and greater than ten percent shareholders are required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on a review of the reports furnished to the Company, or written representations from reporting persons that all reportable transactions were reported, the Company believes that during the year ended December 31, 2012, the Company's executive officers, directors, and greater than ten percent beneficial owners timely filed all reports they were required to file under Section 16(a) of the Exchange Act, except as noted below.

One Form 4 report for Angela Muhleisen reporting one transaction relating to the sale on August 6, 2012 of shares of Class A common stock by Ms. Muhleisen's spouse pursuant to his Rule 10b5-1 sales plan entered into on March 8, 2012, was filed late on August 21, 2012 due to an administrative oversight by the Company's staff. In addition, one Form 5 report for Thomas Henning reporting one transaction relating to a gift on December 14, 2012 of shares of Class A common stock pursuant to his Rule 10b5-1 gift plan entered into on November 14, 2012, was filed late on April 1, 2013 due to an administrative oversight by the Company's staff.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures on Transactions with Related Persons

The Company has adopted written policies and procedures for the Nominating and Corporate Governance Committee's review of any transaction, arrangement, or relationship (including any indebtedness or guarantee of indebtedness) or series of similar transactions, arrangements, or relationships in which (i) the Company is a participant, (ii) the aggregate amount involved will or may be expected to exceed $120,000, and (iii) a related person has or will have a direct or indirect material interest. For purposes of this policy, a "related person" means (i) any of our directors, executive officers, or nominees for director, (ii) any stockholder that beneficially owns more than five percent of the Company's outstanding shares of common stock, and (iii) any immediate family member of the foregoing. The Nominating and Corporate Governance Committee approves or ratifies only those transactions that it determines in good faith are in, or are not inconsistent with, the best interests of the Company and its stockholders. The Nominating and Corporate Governance Committee may, in its discretion, submit certain transactions to the full Board of Directors for approval where it deems appropriate.

In determining whether to approve or ratify a transaction, the Nominating and Corporate Governance Committee takes into account the factors it deems appropriate, which may include, among others, the benefits to the Company, the availability of other sources for comparable products or services, the impact on a director's independence in the event the related person is a director, and the extent of the related person's interest in the transaction. The policy also provides for the delegation of its authority to the Chairman of the Nominating and Corporate Governance Committee for any related person transaction requiring pre-approval or ratification between meetings of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews and assesses ongoing relationships with a related person on at least an annual basis to see that they are in compliance with the policy and remain appropriate.

All approved related party transactions are communicated to the full Board of Directors by the Chairman of the Nominating and Corporate Governance Committee, or his designee. Mr. Dunlap beneficially owns shares representing 67.7% of the combined voting power of the Company's shareholders. Because of his beneficial ownership, Mr. Dunlap can effectively elect each member of the Board of Directors, including all members of the Nominating and Corporate Governance Committee, and has the power to defeat or remove each member.

Although there is no formal requirement for executive management of the Company to approve related party transactions, executive management reviews all related party transactions. Upon reviewing related party transactions, executive management takes into account the factors it deems appropriate, which may include, among others, the benefits to the Company, the availability of other sources for comparable products or services, the impact on a director's independence in the event the related person is a director, and the extent of the related person's interest in the transaction.

Each member of the Company's executive management has been hired by and is supervised by Mr. Dunlap and can be fired by him or otherwise penalized by him because he is the Chief Executive Officer.

During 2012, the Company entered into certain transactions and had business arrangements with Union Bank and Trust Company and Union Financial Services. These transactions were reviewed and approved by the Nominating and Corporate Governance Committee and reviewed by executive management. Union Bank and Trust Company and Union Financial Services are related persons as discussed below. We cannot affirm whether or not the fees and terms of each transaction are substantially the same terms as those prevailing at the time for transactions with persons that do not have a relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). However, all related party transactions are based on available market information for comparable assets, products, and services and are extensively negotiated.

- *Union Bank and Trust Company* - Union Bank is controlled by Farmers & Merchants Investment Inc. ("F&M"), which owns 81.4% of Union Bank's common stock and 15.4% of Union Bank's non-voting preferred stock. Michael S. Dunlap, a significant shareholder, Chief Executive Officer, Chairman, and a member of the Board of Directors of the Company, along with his spouse and children, owns or controls 40.2% of the stock of F&M, while Mr. Dunlap's sister, Angela L. Muhleisen, along with her spouse and children, owns or controls 38.6% of such stock. Mr. Dunlap serves as a director and Chairman of F&M. Ms. Muhleisen serves as a director and President of F&M and as a Director, Chairperson, President, and Chief Executive Officer of Union Bank. Union Bank is deemed to have beneficial ownership of various shares of Nelnet it holds because it serves in a capacity of trustee or account manager and may share voting and/or investment power with respect to such shares. At February 28, 2013, Union Bank beneficially owned 13.8% of the Company's common stock. The stock holdings of Union Bank are deemed to be beneficially owned by both Mr. Dunlap and Ms.

Muhleisen. At February 28, 2013, Mr. Dunlap beneficially owned 36.6% of the Company's outstanding common stock and Ms. Muhleisen beneficially owned 17.3% of the Company's outstanding common stock.

- *Union Financial Services, Inc.* - Union Financial Services, Inc. ("UFS") is a corporation which is owned 50% by Michael S. Dunlap, a significant shareholder, Chief Executive Officer, Chairman, and a member of the Board of Directors of the Company, and 50% by Stephen F. Butterfield, Vice Chairman and a member of the Board of Directors of the Company.

Transactions with Union Bank

The Company has entered into certain contractual arrangements with Union Bank. These transactions include:

- Loan purchases - During 2012, the Company purchased $0.3 million (par value) of FFELP student loans from Union Bank. No premiums were paid for these loan purchases.

- Loan servicing - As of December 31, 2012, the Company serviced $445.8 million of loans for Union Bank. Servicing revenue earned by the Company from this portfolio was $1.7 million for the year ended December 31, 2012.

- Funding - The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans (the "FFELP Participation Agreement"). The Company uses this facility as a source to fund FFELP student loans. As of December 31, 2012, $453.0 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short term basis. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $750 million or an amount in excess of $750 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets.

- Operating cash - The majority of the Company's cash operating bank accounts are maintained at Union Bank. The Company also invests cash in the Short term Federal Investment Trust ("STFIT") of the Student Loan Trust Division of Union Bank, which the Company uses as operating cash accounts. As of December 31, 2012, the Company had $111.8 million deposited at Union Bank in operating accounts or invested in the STFIT. Interest income earned from cash deposited in these operating cash accounts for the year ended December 31, 2012 was $0.2 million.

- 529 Plan administration - The Company provides certain 529 Plan administration services to certain college savings plans (the "College Savings Plans") through a contract with Union Bank, as the program manager. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans. In 2012, the Company received fees of $1.7 million from Union Bank related to the Company's administration services provided to the College Savings Plans.

- Lease arrangements - Union Bank leases space in the Company's corporate headquarters building. During 2012, Union Bank paid the Company approximately $74,000 for rent. The lease agreement expires on June 30, 2018.

  On October 31, 2011, the Company entered into a lease agreement with Union Bank under which the Company leases office space of approximately 1,300 square feet for $25,000 per year, plus an additional monthly charge for each associate the Company assigns to the space. The initial term of the lease expired on November 30, 2012, and the lease agreement provides for automatic renewals each year, unless the Company provides notice to Union Bank to terminate the lease at least 90 days before the renewal date. The Company paid Union Bank approximately $43,000 during 2012 in accordance with the lease agreement.

- Other fees paid to Union Bank - During 2012, the Company paid Union Bank approximately $314,000 for administrative services, commissions, and cash management fees.

- Other fees received from Union Bank - During 2012, the Company received approximately $184,000 from Union Bank related to an employee sharing arrangement and for providing health and productivity services.

- Investment services - Union Bank has established various trusts whereby Union Bank serves as trustee for the purpose of purchasing, holding, managing, and selling investments in student loan asset-backed securities. On May 9, 2011, WRCM, an SEC-registered investment advisor and a subsidiary of the Company, entered into a management agreement with Union Bank, effective as of May 1, 2011, under which WRCM performs various advisory and management services on behalf of Union Bank with respect to investments in securities by the trusts, including identifying securities for purchase or sale by the trusts. The agreement provides that Union Bank will pay to WRCM annual fees of 25 basis points on the outstanding balance of the investments in the trusts. As of December 31, 2012, the outstanding balance of investments in the trusts was $590.4 million. In addition, Union Bank will pay additional fees to WRCM of up to 50% of the gains from the sale of securities from the trusts. For the year ended December 31, 2012, the Company earned $8.4 million of fees under this agreement.

On January 20, 2012, WRCM entered into a management agreement with Union Bank under which it was designated to serve as investment advisor with respect to the assets within several trusts established by Michael S. Dunlap. Union Bank serves as trustee for the trusts. Per the terms of this agreement, Union Bank pays WRCM five basis points of the aggregate value of the assets of the trusts as of the last day of each calendar quarter. Mr. Dunlap contributed a total of 3,375,000 shares of the Company's Class B common stock to the trusts upon the establishment thereof. For the year ended December 31, 2012, the Company earned approximately $44,000 of fees under this agreement.

On February 9, 2012, WRCM established a private investment fund ("SLABS Fund-I") for the primary purpose of purchasing, selling, investing, and trading, directly or indirectly, in student loan asset-backed securities, and to engage in financial transactions related thereto. As of the date SLABS Fund-I was established, the total amount invested in SLABS Fund-I was $48.9 million, and Mr. Dunlap, Union Financial Services, Inc., Jeffrey R. Noordhoek, F&M, Ms. Muhleisen and her spouse, and WRCM had investments in SLABS Fund-I in the amounts of $2.5 million, $1.0 million, $1.0 million, $2.0 million, $2.6 million, and $0.1 million, respectively.

On October 12, 2012, WRCM established another private investment fund ("SLABS Fund-II"). No executive officers or affiliates of the Company invested in SLABS Fund-II.

On February 14, 2013, WRCM established a third private investment fund ("SLABS Fund -III"). As of the date SLABS Fund-III was established, the total amount invested in SLABS Fund-III was $34.5 million, and Mr. Dunlap and Ms. Muhleisen had investments in SLABS Fund-III of $3.0 million and $2.0 million, respectively.

WRCM earns 50 basis points (annually) from SLABS Fund-I, SLABS Fund-II, and SLABS Fund-III on the outstanding balance of the investments in these funds, of which WRCM pays approximately 50% of such amount to Union Bank as custodian. For the year ended December 31, 2012, the Company paid Union Bank $0.1 million as custodian.

- Defined contribution plan - Union Bank administers the Company's 401(k) defined contribution plan. Fees paid to Union Bank to administer the plan, approximately $305,000 in 2012, are paid by the plan's participants.

The net aggregate impact on the Company's consolidated statements of income for the year ended December 31, 2012 related to the transactions with Union Bank as described above was income of approximately $11.9 million.

The Company intends to maintain its relationship with Union Bank, which the Company's management believes provides certain benefits to the Company. Those benefits include Union Bank's knowledge of and experience in the FFELP industry, its willingness to provide services, and at times liquidity and capital resources on an expedient basis, and the proximity of Union Bank to the Company's corporate headquarters located in Lincoln, Nebraska.

The majority of the transactions and arrangements with Union Bank are not offered to unrelated third parties or subject to competitive bids. Accordingly, these transactions and arrangements not only present conflicts of interest, but also pose the risk to the Company's shareholders that the terms of such transactions and arrangements may not be as favorable to the Company as it could receive from unrelated third parties. Moreover, the Company may have and/or may enter into contracts and business transactions with related parties that benefit Mr. Dunlap and his sister, as well as other related parties, that may not benefit the Company and/or its minority shareholders.

Transactions with Union Financial Services

The Company owns a majority interest in an aircraft due to the frequent business travel needs of the Company's executives and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. UFS owns the remaining interest in the same aircraft. On March 1, 2012, the Company sold an additional 9.753% of its ownership in the aircraft to UFS for total consideration of approximately $156,000. After this transaction, the Company and UFS own 65% and 35% of the aircraft, respectively. The aircraft joint ownership agreement between the Company and UFS for this aircraft will continue in effect on a month to month basis until terminated by mutual agreement. UFS will have the right to require the Company to purchase UFS's interest in the aircraft for an amount equal to UFS's pro rata portion (determined on the basis of its ownership percentage) of the aircraft's fair market value at that time. If the term of the joint ownership agreement is not extended by agreement of the Company and UFS, the aircraft must be sold and the net proceeds from the sale distributed to the Company and UFS in proportion to their ownership percentages. Under an aircraft maintenance agreement among the Company, UFS, and an unrelated aviation service company, a total of approximately $0.6 million in management fees was paid to the service company in 2012, which amount was allocated to the Company and UFS based on their respective ownership percentages. The maintenance agreement also provides that the Company must pay for all flight operating expenses for each flight conducted on its behalf, with a corresponding obligation by UFS, and that both the Company and UFS must pay their pro-rata portion, based on actual use percentages, of the cost of maintaining the aircraft.

Other Transactions

During 2012, the Company provided group life insurance policies for its employees through Assurity Life Insurance Company ("Assurity"). The Company paid Assurity approximately $309,000 in premiums related to those policies during 2012. Mr. Henning, who serves on the Company's board of directors, is the president and chief executive officer of Assurity.

During 2012, the Company engaged Talent Plus to perform leadership talent profiles for certain Company associates. The Company paid Talent Plus approximately $26,000 related to those services in 2012. Ms. Rath, who serves on the Company's board of directors, is the Managing Director and President of Talent Plus, and with her spouse is a principal owner.

Mr. Cintani, who serves on the Company's board of directors, has a son, Brian Cintani, 36, who is employed by the Company as an experienced financial analyst in the Company's capital markets group. During the 12 month period ended March 31, 2013, Brian Cintani's total compensation was approximately $129,000, including the grant date fair value of a restricted stock award that vests over the next five years. Brian Cintani has been employed by the Company since 2002 and his employment preceded Mr. Cintani's service as a director which began in May 2012.

During 2012, the Company received approximately $10,000 in fees from NEBCO, Inc. for health and productivity services provided by the Company as part of its total well-being program. Mr. Abel, who serves on the Company's board of directors, is the chief executive officer of NEBCO, Inc.

In addition to the foregoing, from time to time, the Company, some of the Company's executive officers, and some of the members of the Company's Board of Directors invest in small or startup companies, often in the Company's local community. In some cases, executive officers of the Company may also serve as members of the Board of Directors of such companies in connection with the investment.

The Company and Mr. Dunlap have invested $100,000 and $225,000, respectively, in Agile Sports, Inc. Agile Sports, Inc. is located in Lincoln, Nebraska and helps coaches and players of various sports prepare more efficiently through a web-based platform. Mr. Dunlap has served on the Board of Directors of Agile Sports, Inc since March, 2011.

In November 2010, the Company and certain executive officers and board members invested a total of $1.5 million in Xuba, LLC. Xuba, LLC is located in Omaha, Nebraska and offers an innovative social commerce model that delivers a personalized customer experience to its clients. The investors and amount invested include the Company ($1.0 million) and certain executive officers and board members ($0.5 million, including $250,000 invested by UFS and $150,000 by Jeffrey R. Noordhoek, the Company's president). Mr. Noordhoek is a Director of Xuba, LLC.

The Company and certain executive officers have invested a total of $609,000 in Capricorn Healthcare and Special Opportunities, LP ("Capricorn"). Capricorn is located in Palo Alto, California and is a limited partnership that primarily invests in healthcare-related companies. As of December 31, 2012, the investors and amount invested include the Company ($290,000), Mr. Dunlap ($290,000), and Mr. Noordhoek ($29,000).

Neither the Company, the Company's executive officers, nor members of the Company's Board of Directors, individually or in the aggregate, owns a majority interest in any of these companies.

While the Company does not deem these investments to be related party transactions, the Company reports investment activity of this type to the Board of Directors.

AUDIT COMMITTEE REPORT

Report of the Board Audit Committee

The Audit Committee of the Board of Directors (the "Committee") is responsible for the oversight of the integrity of the Company's consolidated financial statements, the Company's system of internal control over financial reporting, the Company's policy standards and guidelines for risk assessment and risk management, the qualifications and independence of the Company's independent auditor, the performance of the Company's internal and independent auditors, and the Company's compliance with legal and regulatory requirements. The Committee has the sole authority and responsibility to select, determine the compensation of, evaluate, and, when appropriate, replace the Company's independent auditor. The Committee is currently comprised of three independent directors and operates under a written charter adopted by the Board, a copy of which is available at www.nelnetinvestors.com. The Board has determined that each Committee member is independent under the standards of director independence established under the Company's Corporate Governance Guidelines and the New York Stock Exchange listing requirements and is also independent under applicable independence standards of the Exchange Act and the SEC rules thereunder.

The Committee serves in an oversight capacity and is not part of the Company's managerial or operational decision-making process. Management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and for the report on the Company's internal control over financial reporting. The Company's independent auditor, KPMG LLP, is responsible for auditing those financial statements and expressing an opinion as to their conformity with generally accepted accounting principles and for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to oversee the financial reporting process and to review and discuss management's report on the Company's internal control over financial reporting. The Committee relies, without independent verification, on the information provided to it and on the representations made by management, the internal auditor, and the independent auditor.

The Committee held seven meetings during 2012. The Committee, among other things:

- Reviewed and discussed the Company's earnings releases, Quarterly Reports on Form 10-Q, and Annual Report on Form 10-K, including the consolidated financial statements

- Reviewed and discussed the Company's policies and procedures for risk assessment and risk management and the major risk exposures of the Company and its business units, as appropriate

- Reviewed and discussed the annual plan and the scope of the work of the internal auditor for fiscal 2012 and summaries of the reports to management by the internal auditor

- Reviewed and discussed the annual plan and scope of the work of the independent auditor

- Reviewed and discussed reports from management on the Company's policies regarding applicable legal and regulatory requirements

- Met with KPMG LLP, the internal auditor, and Company management in separate executive sessions

The Committee reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2012 with management, the internal auditor, and KPMG LLP. The Committee reviewed and discussed the critical accounting policies as set forth in the Company's Annual Report on Form 10-K, management's annual report on the Company's internal control over financial reporting, and KPMG LLP's opinion on the effectiveness of internal control over financial reporting. The Committee also discussed with management and the internal auditor the process used to support certifications by the Company's Chief Executive Officer and Chief Financial Officer that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany the Company's periodic filings with the SEC and the processes used to support management's annual report on the Company's internal control over financial reporting.

The Committee discussed with KPMG LLP matters that independent accounting firms must discuss with audit committees under generally accepted auditing standards and standards of the Public Company Accounting Oversight Board ("PCAOB"), including, among other things, matters related to the conduct of the audit of the Company's consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU Section 380), as adopted by the PCAOB in Rule 3200T. This review included a discussion with management and KPMG LLP as to the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures within the Company's consolidated financial statements, including the disclosures relating to critical accounting policies.

KPMG LLP also provided to the Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding KPMG LLP's communications with the Committee concerning independence. The Committee discussed with KPMG LLP their independence from the Company. When considering KPMG LLP's independence, the Committee considered if services they provided to the Company beyond those rendered in connection with their audit of the Company's consolidated financial statements, reviews of the Company's interim condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q, and their opinion on the effectiveness of the Company's internal control over financial reporting were compatible with maintaining their independence. The Committee also reviewed and pre-approved, among other things, the audit, audit-related, and tax services performed by KPMG LLP. For tax services, the pre-approval included discussion with KPMG concerning their independence as required by the PCAOB Rule 3524 (Audit Committee Pre-approval of Certain Tax Services). The Committee received regular updates on the amount of fees and scope of audit, audit-related, and tax services provided.

Based on the Committee's review and these meetings, discussions, and reports, and subject to the limitations on the Committee's role and responsibilities referred to previously and in the Audit Committee Charter, the Committee recommended to the Board that the Company's audited consolidated financial statements for the year ended December 31, 2012 be included in the Company's 2012 Annual Report on Form 10-K for filing with the SEC.

The Committee has also selected KPMG LLP as the Company's independent auditor for the year ending December 31, 2013 and is presenting the selection to the shareholders for ratification.

Respectfully submitted,

Thomas E. Henning, Chairman
Kathleen A. Farrell
William R. Cintani

PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee selects the Company's independent registered public accounting firm. This proposal is put before the shareholders because the Board believes that it is good corporate practice to seek shareholder ratification of the selection of the independent registered public accounting firm. If the appointment of KPMG LLP is not ratified, the Audit Committee will evaluate the basis for the shareholders' vote when determining whether to continue the firm's engagement.

The Board of Directors of the Company recommends a vote FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for 2013.

The affirmative vote of the majority of votes cast at the Annual Meeting is required to ratify the appointment of KPMG LLP. Unless marked to the contrary, proxies will be voted FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for 2013.

Representatives of KPMG LLP are expected to attend the Annual Meeting and to respond to appropriate questions from shareholders present at the meeting and will have an opportunity to make a statement if they desire to do so.

Independent Accountant Fees and Services

Aggregate fees for professional services rendered by KPMG LLP for the years ended December 31, 2012 and 2011 are set forth below.

	2012	2011
Audit fees	$ 565,875	638,125
Audit-related fees	954,349	830,613
Tax fees	135,496	110,920
All other fees	1,650	1,500
Total	$ 1,657,370	1,581,158

Audit-related fees were for assurance and other services related to service provider compliance reports, employee benefit plan audits, agreed-upon procedures, and consultations concerning financial accounting and reporting standards.

Tax fees were for services related to tax compliance and planning.

All other fees represent the amount paid by the Company for access to an on-line accounting and tax reference tool.

The Audit Committee's pre-approval policy and procedures are outlined in its charter. The Audit Committee has the sole authority to appoint, retain, and terminate the Company's independent auditor, which reports directly to the Audit Committee. The Audit Committee is directly responsible for the evaluation, compensation (including as to fees and terms), and oversight of the work of the Company's independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review, or attestation services for the Company. All related fees and costs of the independent auditor, as determined by the Audit Committee, are paid promptly by the Company in accordance with its normal business practices. All auditing services and permitted non-audit services performed for the Company by the independent auditor, including the services described above, are pre-approved by the Audit Committee, subject to applicable laws, rules, and regulations. The Audit Committee may form and delegate to a subcommittee the authority to grant pre-approvals with respect to auditing services and permitted non-auditing services, provided that any such grant of pre-approval shall be reported to the full Audit Committee at its next meeting.

PROPOSAL 3 - ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Section 14A of the Exchange Act, added by the Dodd-Frank Wall Street Reform and Consumer Protection Act, requires that the Company provide its shareholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of the Company's Named Executives Officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. The Company is therefore providing its shareholders with the opportunity to cast an advisory vote on executive compensation as described below. The Company believes that it is appropriate to seek the views of shareholders on the design and effectiveness of the Company's executive compensation program.

Based on the results of the advisory vote on the frequency of future advisory votes on executive compensation at the Company's 2011 annual meeting of shareholders, where the Company's shareholders voted in favor of holding an advisory vote on executive compensation every year (as opposed to every two years or every three years), and consistent with the Board of Directors' previous recommendation to the Company's shareholders in connection with such frequency vote, the Board of Directors determined that, until the next vote on the frequency of holding advisory votes on executive compensation, the Company will hold a non-binding advisory vote on executive compensation every year. Therefore, the next advisory vote on executive compensation will occur at the Company's 2013 annual meeting of shareholders. The Company must hold an advisory vote on the frequency of holding advisory votes on executive compensation at least once every six years.

As described in the Compensation Discussion and Analysis section of this Proxy Statement, the Company's objective for its executive compensation program is to attract, motivate, develop, and retain executives who will contribute to the Company's long-term success and the creation of shareholder value. The Company seeks to accomplish this objective in a way that rewards performance and is aligned with its shareholders' long-term interests, and the Company's compensation programs are designed to reward the Named Executive Officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased shareholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

The framework and executive compensation philosophy are established by an independent Compensation Committee of the Board of Directors. The following items reflect our commitment to pay for performance and to maintain a strong executive compensation governance framework:

- Incentive plans that are based upon targets that are approved annually by the Compensation Committee.
- An annual risk assessment conducted by the Compensation Committee to evaluate whether incentive programs drive behaviors that are demonstrably within the risk management parameters it deems prudent.
- A robust share ownership and retention policy.

The Compensation Discussion and Analysis and the compensation tables and disclosures provided in this Proxy Statement describe the Company's executive compensation program in more detail, and discuss the following key elements of the program:

- Mr. Dunlap's salary as Chief Executive Officer is $500,000 per year and has not been increased since 2006, and his annual performance-based incentive opportunity will not exceed an additional $500,000.

- Mr. Dunlap beneficially owns 17.0 million shares, or 36.6%, of the Company's outstanding Class A and Class B common stock, which significantly aligns his interests with the shareholders' interests.
- None of the Named Executive Officers has an employment agreement or severance arrangement. In addition, the Company generally does not provide any perquisites, tax reimbursements, or change in control benefits to the Named Executive Officers that are not available to other employees.
- Each of the Named Executive Officers is employed at-will and is expected to demonstrate exceptional personal performance in order to continue serving as a member of the executive team.

The Company believes the compensation program for the Named Executive Officers is instrumental in helping the Company achieve its strong financial performance, and is asking shareholders to approve the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement, including in the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables.

The vote on this proposal is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. As an advisory vote, the vote on this proposal is not binding upon the Company, the Board of Directors, or the Compensation Committee. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

Accordingly, the Company's shareholders are asked to vote on the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2012 Summary Compensation Table, and the other related tables and disclosure."

The Board of Directors recommends a vote FOR the approval of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement.

OTHER SHAREHOLDER MATTERS

Householding

Under SEC rules, we are allowed to send in a single envelope our Notice of Internet Availability of Proxy Materials or a single copy of our proxy solicitation and other required annual meeting materials to two or more shareholders sharing the same address. We may do this only if the shareholders at that address share the same last name or if we reasonably believe that the shareholders are members of the same family or group. If we are sending a Notice, the envelope must contain a separate Notice for each shareholder at the shared address. Each Notice must also contain a unique control number that each shareholder will use to gain access to our proxy materials and vote online. If we are mailing a paper copy of our proxy materials, the rules require us to send each shareholder at the shared address a separate proxy card.

We believe these rules are beneficial to both our shareholders and to us. Our printing and postage costs are lowered anytime we eliminate duplicate mailings to the same household. However, shareholders at a shared address may revoke their consent to the householding program and receive their Notice in a separate envelope, or, if they have elected to receive a full copy of our proxy materials in the mail, receive a separate copy of these materials. If you receive a single set of proxy materials but prefer to receive separate copies for each registered account in your household, please contact our agent, Broadridge, at: 1-800-542-1061, or in writing at: Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Broadridge will remove you from the householding program within 30 days of receipt of your request, following which you will begin receiving an individual copy of the material.

You can also contact Broadridge at the phone number above if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Other Business

On the date that this Proxy Statement is first made available to shareholders, the Board of Directors has no knowledge of any other matter which will come before the Annual Meeting other than the matters described herein. However, if any such matter is properly presented at the Annual Meeting, the proxy solicited hereby confers discretionary authority to the proxies to vote in their sole discretion with respect to such matters, as well as other matters incident to the conduct of the Annual Meeting.

Shareholder Proposals for 2014 Annual Meeting

Shareholder proposals intended to be presented at the 2014 Annual Meeting of Shareholders, currently scheduled for May 22, 2014, must be received at the Company's offices at 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508, Attention: Corporate Secretary, on or before December 10, 2013, to be eligible for inclusion in the Company's 2014 proxy materials. The inclusion of any such proposal in such proxy materials shall be subject to the requirements of the proxy rules adopted under the Exchange Act, (the "Proxy Rules"). The submission of a shareholder proposal does not guarantee that it will be included in the Company's Proxy Statement.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board of Directors, in compliance with federal proxy rules, applicable state law, and other legal requirements and without seeking to have the proposal included in the Company's Proxy Statement pursuant to the Proxy Rules. The Company's By-Laws provide that the Secretary of the Company must receive notice of any such proposal or nominations for the Company's 2014 Annual Meeting between January 22 and February 21, 2014 (90 to 120 days before the 2014 Annual Meeting date). The notice must contain the information required by the Company's By-Laws. A proxy may confer discretionary authority to vote on any matter at a meeting if the Company does not receive notice of the matter within the time frame described above. A copy of the Company's By-Laws is available at the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" - "Corporate Documents" or is available upon request to: Nelnet, Inc., 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Chairman of the meeting may exclude matters that are not properly presented in accordance with these requirements.

MISCELLANEOUS

The information referred to under the captions "Compensation Committee Report," and "Audit Committee Report" (to the extent permitted under the Securities Act of 1933, as amended (the "1933 Act")) (i) shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or the liabilities of Section 18 of the Exchange Act, and (ii) notwithstanding anything to the contrary that may be contained in any filing by the Company under the Exchange Act or the 1933 Act, shall not be deemed to be incorporated by reference in any such filing.